As confidentially submitted to the Securities and Exchange Commission on October 14, 2020

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pharming Group N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Darwinweg 24

2333 CR Leiden

The Netherlands

Tel: +31 (0)71 5247 400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pharming Healthcare Inc.

10 Independence Blvd, 4th Floor

Warren, New Jersey 07059

+1 908 524 0888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

David Boles Cooley (UK) LLP Dashwood 69 Old Broad Street London EC2M 1QS United Kingdom +44 (0) 20 7583 4055	Eric Blanchard Cooley LLP 55 Hudson Yards New York, New York 10001 +1 212 479 6000	Petra Zijp Paul van der Bijl NautaDutilh N.V. Beethovenstraat 400, 1082 PR Amsterdam, Netherlands +31 20 717 1000

Approximate date of commencement of proposed sale to public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary shares, nominal value € 0.01 per ordinary share(3)(4)		$	$	$

(1)	The registrant is filing this registration statement with respect to an aggregate of ordinary shares held by the shareholders identified herein.
(2)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on                  the average of the high and low trading prices of the ordinary shares on Euronext Amsterdam, a market operated by the Euronext Amsterdam, on                 , 2020 (€            , as expressed in U.S. dollars based on an exchange rate of $             per €            , the noon buying rate of the Federal Reserve Bank of New York on                 , 2020).

(3)	These ordinary shares are represented by American Depositary Shares, or ADSs, each of which represents ordinary shares of the registrant.
(4)

ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333-            ). The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), shall determine.

†	The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information contained in this prospectus is not complete and may be changed. No securities may be sold pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission with respect to such securities has been declared effective. This prospectus is not an offer to sell these securities and no offers to buy these securities are being solicited in any jurisdiction where their offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2020

PRELIMINARY PROSPECTUS

Ordinary Shares

Represented by              American Depositary Shares

We intend to apply to list American Depositary Shares, or ADSs, each representing              ordinary shares of Pharming Group N.V., on the Nasdaq Global Market, or Nasdaq, under the symbol “PHAR”. The ADSs are expected to begin trading on Nasdaq on                 , 2020. Our ordinary shares are currently traded on Euronext Amsterdam under the symbol “PHARM”. The closing price of our ordinary shares on Euronext Amsterdam on                 , 2020 was €         per ordinary share, which is equivalent to a price of $             per share based on the noon buying rate of the Federal Reserve Bank of New York on                , 2020, or $             per ADS, after giving effect to the ratio of one ADS for every              ordinary shares. We have appointed J.P. Morgan Chase Bank, N.A. to act as the depositary for the ADSs representing our ordinary shares, including the Registered Shares, as defined below. Upon the effectiveness of the registration statement of which this prospectus forms a part, holders of ordinary shares registered hereby are expected to be able to deposit such ordinary shares with the depositary in exchange for ADSs representing such ordinary shares at the ratio referred to in the first sentence of this paragraph. ADSs representing the ordinary shares registered hereby will be freely tradeable on the effective date of the registration statement of which this prospectus forms a part.

We are filing the registration statement of which this prospectus forms a part with respect to an aggregate of              ordinary shares held by the shareholders identified herein. Holders of all such ordinary shares are identified in this prospectus as the Registered Holders and the aggregate of              ordinary shares registered hereby as the Registered Shares. Any Registered Shares offered and sold in the United States by the Registered Holders will be in the form of ADSs. The Registered Holders are also permitted to sell ordinary shares not represented by ADSs in private transactions or in open market trades, including on Euronext Amsterdam, which resales are not covered by this prospectus. The Registered Holders are offering their securities in order to create a public trading market for our ADSs in the United States. However, unlike an initial public offering, any disposition by the Registered Holders of the Registered Shares represented by ADSs is not being underwritten by any investment bank. We expect that the opening public price of our ADSs on Nasdaq will be determined by reference to the most recent trading price of our ordinary shares on Euronext Amsterdam, as adjusted for the currency exchange rate and a share to-ADS ratio of one to             . Thereafter, trades of our ADSs will be made through brokerage transactions on Nasdaq at prevailing market prices or as otherwise provided in the section entitled “Plan of Distribution”. The Registered Holders may, or may not, elect to dispose of Registered Shares represented by ADSs as and to the extent that they may individually determine. Such dispositions, if any, will be made through brokerage transactions on Nasdaq or other securities exchanges in the United States at prevailing market prices. See the section entitled “Plan of Distribution.” We will not receive proceeds from any disposition of Registered Shares in the form of ADSs by Registered Holders.

We are an “emerging growth company” and a “foreign private issuer,” each as defined under the federal securities laws, and, as such, we will be subject to reduced public company reporting requirements. See the section entitled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in ADSs representing our ordinary shares involves a high degree of risk. Before buying any ADSs representing our ordinary shares you should carefully read the discussion of material risks of investing in such securities in “Risk Factors” beginning on page 11 of this prospectus.

We and the Registered Holders are responsible for the information contained in this prospectus and any free writing prospectus that we may prepare or authorize. Neither we nor the Registered Holders have authorized anyone to provide you with different or additional information, and neither we nor they take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the Registered Holders are making an offer to sell ADSs representing our ordinary shares in any jurisdiction where the offer or sale thereof is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ADSs.

For investors outside the United States: Neither we nor the Registered Holders have taken any action to permit the possession or distribution of this prospectus in any jurisdiction other than the United States where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the ADSs and the distribution of this prospectus outside the United States.

We are a public company (naamloze vennootschap) incorporated under the laws of the Netherlands and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Pharming,” “Pharming Group,” “Pharming Group N.V.,” “Pharming Healthcare Inc.,” “the company,” “we,” “us” and “our” refer to Pharming Group N.V. together with its subsidiaries.

This prospectus includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

ii

PRESENTATION OF FINANCIAL AND SHARE INFORMATION

The consolidated financial statements of Pharming Group N.V., Leiden for the years ended December 31, 2019 and 2018 included in this prospectus are referred to herein as the “Annual Financial Statements”. The Annual Financial Statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and audited in accordance with the standards of the PCAOB (United States). The condensed consolidated interim financial statements of Pharming Group N.V., Leiden as of and for the nine months ended September 30, 2020 and 2019 included in this prospectus are referred to herein as the “interim financial statements”. The interim financial statements are prepared in accordance with Accounting Standard IAS 34, Interim financial reporting. The Annual Financial Statements and interim financial statements are referred to herein collectively as the “consolidated financial statements”.

We maintain our books and records in euros and while we report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as approved by the European Committee for purposes of our statutory financial reporting under Dutch law, we report in this prospectus under IFRS as issued by the IASB but there are no material differences between these reporting methods. None of the financial statements included in this prospectus were prepared in accordance with generally accepted accounting principles in the United States. All references in this prospectus to “$” are to U.S. dollars and all references to “€” are to euros.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Additionally, numerical figures under € have been rounded to the nearest thousand in this prospectus.

All references to “shares” in this prospectus refer to ordinary shares of Pharming Group N.V. with a nominal value of € 0.01 per share.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before investing in our ADSs, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes, in each case contained elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

MESSAGE FROM THE CEO

Since its inception in 1988, Pharming Group has been at the forefront of developing ground-breaking new therapies for the safe, effective treatment of rare diseases where there remains an unmet medical need. By applying its patented transgenic technology platform, we can develop difficult to reproduce, highly glycosylated, recombinant human proteins.

Our first commercialized product from this platform, RUCONEST®, is a recombinant human C1 esterase inhibitor, or rhC1INH, approved for the treatment of acute hereditary angioedema, or HAE. This drug has been launched in over 40 countries, including across Europe and the US, where the company has developed its own salesforce, allowing patients to manage their acute HAE attacks, which in some cases, if left untreated, can be life-threatening. The successful commercialization of RUCONEST® has also enabled us to become a profitable, cash generative biopharma company, fueling its own growth.

We remain focused on its three-pillar strategy. Namely, (i) continued sales growth of RUCONEST® through further country launches and increasing acute HAE attack treatment market share; (ii) indication expansion for rhC1INH and clinical development and commercialization of new recombinant human proteins using our platform technology, and; (iii) in-licensing or acquisition of drug candidates that are in the late-stages of clinical development and that can potentially leverage our commercial infrastructure.

And this strategy is delivering: we continue to grow the number of patients benefitting from RUCONEST®, as well as exploring more convenient modes of administration that can potentially increase patient convenience. We are advancing our pipeline through the clinical development of rhC1INH for the treatment of pre-eclampsia, acute kidney injury and severe pneumonia as a result of COVID-19 infections. In addition, we continue to advance our proprietary enzyme replacement therapies, or ERTs, for Pompe disease, that have also been developed using our proprietary transgenic technology platform. Lastly, in 2019, we in-licensed from Novartis the late-stage product, leniolisib, for the treatment of activated PI3Kdelta Syndrome, or APDS, an ultra-rare, primary immune-deficiency.

Additionally, we recently received European and US validation of our new production facility to support increased production of rhC1INH. This will enable Pharming to treat much greater populations of patients if and when our pipeline programs are approved.

We believe that, with our increasing patient reach and advancing pipeline, we will be able to continue to deliver significant value to our patients and other stakeholders. The Directors believe that a dual listing on the US Nasdaq stock market will enable us to accelerate our growth strategy through enhancing access to a much deeper pool of specialist biotech and life science investors.

Overview

We are a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs. The flagship of our portfolio is our recombinant human C1 esterase inhibitor, or rhC1INH, franchise. C1INH is a naturally occurring protein that downregulates the complement cascade in order to control swelling in affected tissues. Our lead product, RUCONEST® is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema, or HAE, attacks. We are commercializing RUCONEST® in the

United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network. We are also developing rhC1INH for subsequent indications, including pre- eclampsia, Acute Kidney Injury and we also investigating the clinical efficacy of rhC1INH in COVID-19. In addition, we are studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the US and Europe. Furthermore, we are also leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies most notably for Pompe disease, which program is currently in the preclinical stage.

Our Portfolio

The following chart summarizes the status of our product and our main product candidate portfolio.

Our Marketed Product: RUCONEST® for the treatment of acute HAE attacks

Our lead product, RUCONEST® is the first and only rhC1INH protein replacement therapy that is approved for the treatment of acute hereditary angioedema, or HAE, attacks. HAE is a rare genetic condition that occurs in between approximately 1 in 10,000 and 1 in 50,000 people worldwide. In the United States, the market for acute treatment is estimated to be between 7,000 and 8,000 patients for both acute and prophylactic treatment. HAE is caused by a deficiency of the protein C1INH. This deficiency leads to the uncontrolled activation of the complement cascade, resulting in the over-production of some mediators, leading to the leaking of fluid from blood vessels to the tissue space. The most common symptoms of an HAE attack are caused by overproduction of the bradykinin initiator protein, kallikrein, and thus excessive leakage of fluid into tissue spaces (edema or swelling). Patients may suffer bouts of excruciating abdominal pain, nausea and vomiting that is exacerbated by swelling in the intestinal wall. Airway, or laryngeal, swelling is particularly dangerous and can lead to death by asphyxiation. Untreated, attacks can last between 48 and 120 hours and can be fatal.

Our revenues from the sale of RUCONEST® were €169.0 million and €135.1 million for the years ended December 31, 2019 and 2018, respectively, and €            million and €122.8 million for the nine months period ended September 30, 2020 and 2019, respectively. We are currently marketing RUCONEST® in the United States, the United Kingdom and the European Union through our own sales force, and RUCONEST® is being sold in South Korea, Israel and certain Central and South American countries through our distributor network.

RUCONEST® has been shown to normalize C1INH effects in HAE patients. Returning C1INH activity levels to normal has been shown to be clinically relevant in HAE attack treatment. After administration, RUCONEST® irreversibly binds to several target molecules, including, importantly the coagulation factor FXII and the protease kallikrein, which (when unbound) cleaves a plasma protein into bradykinin and other products. By binding to and chemically deactivating these molecules, RUCONEST® stops the production of bradykinin and all other mediators and thereby stops the HAE attack.

We are currently developing a next-generation low-volume formulation of RUCONEST® for intramuscular administration or other routes of administration. We have received approval from the EMA for the extension of the RUCONEST® label to include pediatric patients (aged 2-13 years).

RUCONEST® has regulatory exclusivity in the European Union expiring in 2025 and in the United States biologics reference product exclusivity expiring July 16, 2026.

Additional Development Programs for rhC1INH

rhC1INH for the treatment of COVID-19.

We are currently investigating the potential utility of rhC1INH for the treatment of severe pneumonia resulting from COVID-19 infection. In April 2020, we reported encouraging results from a compassionate use program at the University Hospital Basel, Switzerland, in which four male patients and one female patient (between 53-82 years of age) with COVID-19, suffering from related severe pneumonia, who did not improve despite standard treatment, including hydroxychloroquine and lopinavir/ritonavir, had been administered rhC1INH. The results of this compassionate use study were published in a peer-reviewed journal (Frontiers in Immunology). Based on the results of the compassionate use program, enrollment commenced in a randomized, controlled, investigator-initiated clinical trial for treatment with rhC1INH in up to 150 patients with confirmed COVID-19 infections hospitalized with related severe pneumonia at the University Hospital Basel in Basel, Switzerland. We are also in the process of expanding this trial to centers in Mexico and Brazil. This clinical trial will study whether rhC1INH can control or stop the systemic hyperinflammation syndrome or cytokine storm. We are also preparing to commence a clinical trial for rhC1INH for the treatment of severe pneumonia resulting from COVID-19 infection in the United States.

rhC1INH for the treatment of acute kidney injury resulting from contrast medium.

Acute kidney injury, or AKI, resulting from contrast medium is a form of kidney damage which occurs in stress situations such as when a patient is injected with contrast medium as part of a contrast-enhanced examination, for example a Computed Tomography, or CT, scan. AKI is a serious and expensive complication in the contrast-enhanced examination setting, where patients are often compromised following minor or major cardiac events. When AKI occurs, it can require dialysis and could lead to prolonged hospitalization or intensive care, which can result in poor long-term outcomes for patients and is extremely expensive. An investigator at the University Hospital Basel conducted a Phase 2 investigator-initiated study of rhC1INH in a double-blind, placebo-controlled clinical trial in 75 patients at risk of AKI resulting from contrast-enhanced examinations. We observed particularly promising results in a subgroup of patients undergoing percutaneous coronary interventions, or PCI, such as stent insertion. Following this positive outcome, we have completed preparations for our new Phase 2b study of the effects of RUCONEST® in patients undergoing PCI accompanied by contrast-enhanced examinations. This study was planned for the first half of 2020, but was halted due to COVID-19. Subject to COVID-19-related delays, the study is now planned to start in late 2020.

rhC1INH for the treatment of pre-eclampsia.

We are developing a rhC1INH protein replacement therapy for the treatment of pre-eclampsia. Pre-eclampsia is a life-threatening multisystem disorder in pregnancies leading to maternal and neonatal mortality and morbidity, usually first appearing as hypertension and proteinuria. Treatments include termination of the fetus or premature delivery, which is often associated with high rates of mortality. Even if they can be born safely, consequences for the child can be severe, with growth restrictions, learning difficulties and moderate to severe disabilities affecting over half of such newborns. We are currently conducting an open label, single-arm, multi-stage, multi-center Phase 1/2 study in late-stage pre-eclampsia in the Netherlands and Australia. This study was initiated in 2019, but was halted due to COVID-19. The study is now planned to resume, subject to COVID-19 conditions, in late 2020.

Our Product Candidate Pipeline

Leniolisib for the Treatment of APDS

We are developing our oral therapy, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS. APDS is caused by a mutation in the PIK3CD gene that increases activity of phosphoinositide-3-kinase delta, a promoter of activity in the immune system. APDS has an estimated prevalence of 1-2 patients per million. Leniolisib is a small molecule inhibitor of the delta isoform of PI3K delta. In our collaboration with Novartis, we are currently studying leniolisib in an open label, registration-enabling Phase 2/3 trial which is currently enrolling patients in clinical sites in the United States and Europe. The trial is designed to enroll 36 patients with ADPS. To date, leniolisib was well tolerated in healthy subjects as well as the APDS patients during the Phase 1, first in human trial and the ongoing open label extension trial. The study was temporarily halted due to COVID-19, but has resumed. Subject to COVID-19-related delays, data is expected during the second half of 2021, followed by review by regulatory authorities during 2021 and the first half of 2022. If approved, the drug is planned to launch in the second half of 2022.

Next-Generation Enzyme-Replacement Therapies

Enzyme replacement therapies, or ERTs, have been used to treat enzyme-deficiency disorders, such as alpha-glucosidase for Pompe disease. Utilizing our transgenic manufacturing platform technology, rather than traditional ERT manufacturing methods, we are developing ERTs that are designed to be less immunogenic than approved therapies. Our main initial ERT product candidate is alpha-glucosidase for the treatment of Pompe disease.

Our Strengths

Our key strengths include the following:

•	Sales growth of RUCONEST®.

•	Proven rare-disease commercialization capabilities.

•	Internal pipeline of product candidates.

•	Transgenic Production Platform Technology.

•	Data exclusivity, know-how and intellectual property.

Our Strategy

Our goal is to be a leading biopharmaceutical company focused on offering treatment options for patients with unmet medical needs, focused on rare diseases. Our three-pillar strategy for achieving our goal is:

•	Continuing to grow sales of RUCONEST® through further country launches and increasing acute HAE attack treatment market share

•	Expanding indications for rhC1INH and clinical development and commercialization of new recombinant human proteins using our platform technology

•	Developing rhC1INH for additional large unmet indications, such as Acute Kidney Injury, Pre-eclampsia and COVID-19.

•	Developing more convenient forms of RUCONEST®.

•	Leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies

•	In-licensing or acquiring drug candidates that are in the late-stages of clinical development and that can potentially leverage our commercial infrastructure

•	Developing leniolisib for the treatment of ADPS.

•	Developing or acquiring new programs or companies that can be commercialized using our sales and marketing infrastructure.

Corporate Information

We were incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands on November 11, 1988 under the name GENFARM B.V.

GENFARM B.V. was ultimately renamed Pharming Group B.V. on July 2, 1998. On May 29, 1997, Pharming was converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a public company (naamloze vennootschap). Pharming is registered with the Dutch Chamber of Commerce under number 28048592. Our principal executive offices are located at Vondellaan 47, 2332 AA Leiden, the Netherlands. Our registered office address is Darwinweg 24, 2333 CR Leiden, the Netherlands, and our telephone number is +31 (0)71 5247 400. Our ordinary shares are traded on Euronext Amsterdam under the symbol “PHARM”. Our website address is www.pharming.com. The information contained on, or that can be accessed from, our website does not form part of this prospectus.

Our agent for service of process in the United States is Pharming Healthcare Inc.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ADSs. Among these important risks are, but not limited to, the following:

•

We are heavily dependent on sales of RUCONEST® in the United States and Europe. If we are unable to continue to commercialize RUCONEST®, our business could be materially harmed. In addition, our development pipeline remains dependent on the C1INH franchise in the near term.

•

The outbreak of COVID-19 may result in disruptions to our commercialization, clinical trials, manufacturing and other business operations, which could have a material adverse effect on our business, financial condition, operating profit, cash flows and prospects.

•	We face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

•

We have only recently established our direct sales and marketing organization in Europe. If we are unable to maintain and grow our sales and marketing capabilities, particularly outside of the United States, or enter into agreements with third parties to market and sell our products outside of the United States and Europe, our business will be adversely affected.

•

We rely on named patient sales of RUCONEST® in certain territories where it has not yet been approved; however, there are no assurances that named patient sales of our products will continue at current levels, or at all.

•

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease revenue generating ability.

•	Any future acquisitions we make may expose us to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies.

•

Negative public opinion and increased regulatory scrutiny of transgenic manufacturing techniques, or activism regarding the ethical treatment of our livestock, may damage public perception of RUCONEST® and our product candidates, which may adversely affect sales of our products and our ability to obtain marketing approvals for our product candidates.

•

We rely on third parties for the conduct of significant aspects of our preclinical studies and clinical trials and intend to rely on third parties in the future. If these third parties do not successfully carry out their contractual duties, our business may be adversely impacted.

•	We are currently conducting clinical trials for certain of our product candidates at sites outside the United States. The FDA may not accept data from trials conducted in such locations.

•

We may not be able to obtain or maintain orphan drug exclusivity for our products or product candidates. If our competitors are able to obtain orphan drug exclusivity for their products, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

•

The results from our clinical trials may not be sufficiently robust to support the submission of marketing approval for our product candidates. Before we submit our product candidates for marketing approval, the FDA and/or the EMA may require us to conduct additional clinical trials or evaluate patients for an additional follow-up period.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

a requirement to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act.

We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of ordinary shares and ADSs may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies in the United States. As a public company in Denmark, we are unable to take advantage of the extended transition period.

We may take advantage of these provisions for up to five years from the initial public offering of our ADSs or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of the following:

•	the last day of the first fiscal year in which our annual revenues were at least $1.07 billion;

•	the last day of the fiscal year following the fifth anniversary of the initial public offering of our ADSs;

•	the date on which we have issued more than $1 billion of non-convertible debt securities over a three-year period; and

•

the last day of the fiscal year during which we meet the following conditions: (i) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least $700 million, (ii) we have been subject to U.S. public company reporting requirements for at least 12 months and (iii) we have filed at least one annual report as a U.S. public company.

Foreign Private Issuer

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules for U.S. public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Even if we no longer qualify as an as an emerging growth company, so long as we remain a foreign private issuer, we will continue to be exempt from such compensation disclosures.

THE REGISTERED SHARES

Nasdaq Stock Market Symbol	We intend to apply to list ADSs representing our ordinary shares on the Nasdaq Global Market under the symbol “PHAR”

Euronext Amsterdam Symbol	PHARM

Registered Shares being registered on behalf of the Registered Holders.	ordinary shares, represented by an aggregate of ADSs

Ordinary shares issued and outstanding immediately before and after the effectiveness of the registration statement of which this prospectus forms a part	ordinary shares

ADSs issued and outstanding immediately after the effectiveness of the registration statement of which this prospectus forms a part	ADSs (assuming deposit with the depositary of all the Registered Shares)

American Depositary Shares	Each ADS represents ordinary shares, nominal value € 0.01 per ordinary share. Holders of ADSs have the rights of an ADS holder or beneficial owner of ADSs (as applicable) as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs issued thereunder from time to time. To better understand the terms of the ADSs representing our ordinary shares, see the section of this prospectus captioned “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	J.P. Morgan Chase Bank, N.A.

Use of proceeds	We will not receive proceeds from the disposition, if any, of Registered Shares in the form of ADSs by the Registered Holders.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Unless otherwise stated in this prospectus, the number of our ordinary shares set forth herein is as of                 , 2020 and is based on              ordinary shares issued and outstanding on such date but excludes:

•	ordinary shares issuable upon the exercise of outstanding options and other awards under our incentive plans, as of , 2020, at a weighted average exercise price of € per share;

•

             ordinary shares reserved for issuance pursuant to our incentive plans, which amount is equal to              ordinary shares less the shares issuable upon the exercise of outstanding options and other awards as of                 , 2020, as described in the preceding bullet; and

•	ordinary shares issuable upon conversion of our convertible bonds due 2025.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present summary consolidated financial data as of the dates and for the periods indicated. We have derived the summary consolidated statement of operations data for the years ended December 31, 2019 and 2018 and the consolidated balance sheet data as of December 31, 2019 and 2018 from our Annual Financial Statements, included elsewhere in this prospectus.

The selected consolidated statements of operations and comprehensive income (loss) data for the nine months ended September 30, 2020 and 2019 and the selected consolidated statement of financial position data as of September 30, 2020 have been derived from our interim financial statements included elsewhere in this prospectus. The interim financial statements have been prepared on the same basis as the audited financial statements and in accordance with Accounting Standard IAS 34. In the opinion of management, the unaudited interim data reflects all adjustments necessary for a fair presentation of the financial information in those statements.

Our historical results for the nine months ended September 30, 2020 and 2019 are not necessarily indicative of results to be expected for a full year or any other interim period. We maintain our books and records in euros, and while we report under IFRS as issued by the IASB and as approved by the European Committee for purposes of our statutory financial reporting under Dutch law, we prepared our consolidated financial statements for purposes of this prospectus in accordance with IFRS as issued by the IASB.

You should read this data together with our consolidated financial statements appearing elsewhere in this prospectus and the information under the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results.

	For the Nine Months Ended September 30		For the Year Ended December 31
	2020	2019	2019	2018
	(€)	(€)	(€)	(€)
	(in thousands, except per ordinary share data)
Consolidated Statement of Income Data:
Revenues		123,358	169,022	135,130
Costs of Sales		(16,278)	(21,355)	(22,180)
Gross Profit	—	107,080	147,667	112,950
Other Income		292	435	684
Research & Development		(23,726)	(28,368)	(28,882)
General and Administrative		(10,780)	(18,913)	(12,221)
Marketing and Sales		(30,182)	(39,914)	(34,539)
Other Operating Costs	—	(64,688)	(87,195)	(75,642)
Operating Profit	—	42,684	60,907	37,992
Fair value loss on revaluation derivatives		(141)	(209)	(495)
Other finance income		769	1,011	18
Other finance expenses		(12,146)	(15,259)	(36,658)
Finance cost, net	—	(11,518)	(14,457)	(37,135)
Share of net profits in associates using the equity method		439	229	—
Profit before tax	—	31,605	46,679	857
Income tax credit (expense)		(7,549)	(10,484)	24,136
Profit for the year	—	24,056	36,195	24,993
Attributable to:
Owners of the parent	—	24,056	36,195	24,993
Total net profit	—	24,056	36,195	24,993
Basic earnings per share		0.038	0.058	0.041
Fully-diluted earnings per share		0.036	0.054	0.038

	As at September 30, 2020	As at December 31,
		2019	2018
	(€)	(€)	(€)
	(in thousands, except per ordinary share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents		66,299	80,311
Total assets	—	228,210	214,482
Shareholders’ equity	—	104,679	61,751
Total liabilities	—	123,531	152,731

RISK FACTORS

Investing in ADSs representing our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in the ADSs. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in the ADSs. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of the ADSs could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in the ADSs.

Risks Related to Our Business

We are heavily dependent on sales of RUCONEST® in the United States and Europe. If we are unable to continue to commercialize RUCONEST®, our business could be materially harmed. In addition, our development pipeline remains dependent on the C1INH franchise in the near term.

Our company has, to date, been substantially focused on the development and commercialization of RUCONEST®, and we expect to continue to be dependent primarily on revenues from RUCONEST® sales in the near term. Any adverse events or findings regarding the properties, efficacy or safety of RUCONEST®, or material constraints on the manufacturing of RUCONEST®, may have a material impact on our financial results and operations.

Our ability to meet expectations with respect to sales of RUCONEST®, generate revenues from such sales, and attain and maintain positive cash flow from operations, in the time periods anticipated, or at all, will depend on a number of factors, including, among others:

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the ability to continue to maintain and grow market acceptance for RUCONEST® among healthcare professionals and patients in the United States, European Union and other key markets for the treatment of approved indications;

•	our ability to maintain regulatory approvals without onerous restrictions or limitations in key markets;

•	our ability to secure regulatory approvals in additional markets on a timely basis and with commercially feasible labels;

•	our ability to obtain pricing and reimbursement approvals at adequate levels, where required, on a timely basis;

•	presence of side effects or other safety issues associated with the use of RUCONEST® that could require us or our distributors to modify or halt commercialization;

•	whether we will be required by regulatory agencies to conduct additional studies regarding the safety and efficacy of RUCONEST®, which we have not planned or anticipated;

•	increased competition from competitors;

•	obtaining and maintaining commercial distribution agreements with third-party distributors outside the United States and Europe;

•	obtaining and maintaining patent protection and regulatory exclusivity; and

•	adequately investing in the manufacturing, sales, marketing, market access, medical affairs and other functions that are supportive of our commercialization efforts.

In addition, our near-term product candidate pipeline is dependent on development of rhC1INH for new formulations and new indications. If we encounter adverse market acceptance, regulatory, pricing, intellectual property or manufacturing issues, the development of rhC1INH for new formulations and new indications may be adversely impacted.

We face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of pharmaceuticals is highly competitive. In particular, RUCONEST® faces intense competition from other products used to treat Hereditary Angioedema, or HAE. Several products have been approved in the U.S. and Europe for the treatment of HAE attacks, including human blood plasma derived C1INH products. Oral products for the prevention of HAE attacks are also being developed and the first one may be approved in late 2020. Consequently, we may not obtain sufficient market penetration with RUCONEST® or a sufficient level of sales of the product to allow it to remain profitable. New technologies from competitors may make RUCONEST®, one or more of our product candidates or our technology obsolete.

Our competitors include major international pharmaceutical companies as well as smaller or regional specialty pharmaceutical and biotechnology companies. Many of our competitors are larger and have greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, prosecuting intellectual property rights and marketing approved products than we do. Such competitors may be better equipped to withstand changes in economic and industry conditions. Smaller or early stage companies may also be significant competitors, particularly through collaborative arrangements with large, established companies. Key competitive factors affecting the commercial success of our products and any other products that we develop or acquire are likely to be safety, efficacy, tolerability profile, reliability, convenience of dosing, price and reimbursement. We may also face future competition from companies selling generic alternatives to our products in countries where we do not have patent coverage, Orphan Drug status or another form of data or marketing exclusivity or where patent coverage or data or marketing exclusivity has expired, is not enforced, or may, in the future, be challenged.

We have only recently established our direct sales and marketing organization in Europe. If we are unable to maintain and grow our sales and marketing capabilities, particularly outside of the United States, or enter into agreements with third parties to market and sell our products outside of the United States and Europe, our business will be adversely affected.

We reacquired commercial rights to distribute RUCONEST® in Europe from Swedish Orphan Biovitrium AB, or SOBI, as of January 2020. Accordingly, we have only recently established our direct sales and marketing organizations in Europe. There are risks involved with both establishing and maintaining our own sales and marketing capabilities. For example, recruiting and training a commercial organization is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	the inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future product that we may develop;

•	the lack of complementary treatments to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We enter into arrangements with third parties to perform sales, marketing and distribution services outside the United States and Europe. Dependence on distribution arrangements and marketing alliances to commercialize our products in certain jurisdictions subjects us to a number of risks. We don’t have full control over such third parties and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. In addition, such third parties may experience compliance related issues and associated government investigations. If such third party arrangements are terminated or allowed to expire, the marketing and sales of a product in that jurisdiction may be interrupted, which could adversely affect our revenues. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. Please see the risk factor entitled “—We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business.”

We rely on named patient sales of RUCONEST® in certain territories where it has not yet been approved; however, there are no assurances that named patient sales of our products will continue at current levels, or at all.

RUCONEST® is currently available on a named patient basis in certain countries where it is not yet approved. Named patient basis means physician-requested treatment for patients in territories where marketing authorization has not yet been obtained. There is no assurance that named patient sales will continue to be authorized in any particular country. Even if they are authorized, we will likely not be permitted to promote, market or otherwise engage in proactive selling activities for products sold on a named patient basis, which makes named patient sales much less predictable, and susceptible to unexpected decreases. If violations of any laws or governmental regulations are found to have occurred in connection with our products significant criminal or civil lawsuits may be filed, or investigations may be commenced.

The commercial success of any current or future product candidate will depend upon the degree of market acceptance by physicians, patients, payors and others in the medical community.

The commercial success of our products and product candidates will depend in part on the medical community, patients, and payors accepting our product candidates as effective, safe and cost-effective. Notwithstanding the level of revenues historically generated from the sale of RUCONEST®, if RUCONEST® or our product candidates do not achieve an adequate level of acceptance, we may struggle to continue to generate significant product revenues and may not in the future generate any profits from operations. The degree of market acceptance of RUCONEST®, or our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the potential efficacy and potential advantages over alternative treatments;

•	the frequency and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;

•	the frequency and severity of any side effects resulting from the conditioning regimen or follow-up requirements for the administration of our product candidates;

•	the relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	publicity concerning our products or competing products and treatments; and

•	sufficient third-party insurance coverage or reimbursement.

Even if a product candidate displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product, if approved for commercial sale, will not be known until after it is launched. Our efforts to educate the medical community and payors on the benefits of our products and product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors.

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease revenue generating ability.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payers is essential for many patients to be able to afford prescription medications such as RUCONEST® and potential product candidates, assuming regulatory approval is obtained. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations fundamentally impacts the potential success of RUCONEST® and product candidates. Assuming we obtain coverage for our product candidates by third-party payers, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the EU Member States, or elsewhere will be available for the product candidates or any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. There is an increasing tendency of health insurers to reduce healthcare costs by limiting both the coverage and the level of reimbursement for new therapeutic products and in some cases by refusing to provide coverage altogether.

Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining coverage and adequate reimbursement from a third party payor does not guarantee that we will obtain similar coverage or reimbursement from another third party payor. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any products for which we obtain marketing approval. Failure to secure or retain adequate coverage or reimbursement for our products by third-party payors, or delays in processing approvals by those payors, could result in the loss of sales, loss of customers, or reputational damage, which could have a material adverse effect on our business, financial condition and operating profit.

Further, it is possible that a third-party payer may consider our product candidates as substitutes and only offer to reimburse patients for a less expensive product. Even if we show improved efficacy or convenience of administration with our product candidates compared to products marketed by our competitors and the prevailing standard of care, the pricing of existing therapies may still limit the amount we could charge. Third-party payers may deny or revoke the reimbursement status of any given product or establish new prices for existing marketed products that inhibit us from realizing an appropriate return on our investment in the product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on them.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Many of our product candidates are at an early stage. We may spend several years developing current or future product candidates, and failure can occur at any stage.

Other than leniolisib, which is currently being studied in a phase 2/3 trial, both our rhC1INH projects and our non-rhC1INH product candidates are all at an earlier stage of development. Our next generation enzyme replacement therapy, or ERT for Pompe disease is in preclinical development.

We may spend several years developing current or future product candidates, and failure can occur at any stage. The product candidates to which we allocate our resources may not end up being successful. Because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential than our product candidates. Our spending on current and future research and development programs may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaborations, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate. In addition, certain of our current or future product candidates may not demonstrate the pharmacological benefits we believe they may possess or compare favorably to existing, approved therapies.

Because our internal research capabilities are limited, we may be dependent upon pharmaceutical companies, biotechnology companies, academic scientists and other researchers to sell or license product candidates, approved products or the underlying technology to us. The success of this strategy depends upon our ability to identify, select, discover and acquire on favorable terms promising product candidates and products.

The outbreak of COVID-19 may result in disruptions to our commercialization, clinical trials, manufacturing and other business operations, which could have a material adverse effect on our business, financial condition, operating profit, cash flows and prospects.

The recent outbreak of the Coronavirus Disease 2019, or COVID-19, which has been declared a global pandemic by the World Health Organization, has spread across the globe and is impacting worldwide economic activity. A public health epidemic, including COVID-19, poses the risk that we or our employees, contractors, suppliers, distributors and other partners, as well as physicians treating HAE patients, may be prevented from conducting business and patient care activities for an indefinite period of time, including due to shutdowns and quarantines that may be requested or mandated by governmental authorities. Beginning in March 2020, we transitioned our field-based sales, market access, and medical employees to remote work and suspended work-related travel and in-person customer interactions with healthcare professionals and customers. Our increased reliance on personnel working from home may negatively impact productivity or disrupt, delay or otherwise adversely impact our business. In addition, remote working could increase our cyber security risk. General protective measures put into place at various governmental levels, including quarantines, travel restrictions and business shutdowns, may also negatively affect our operations.

There is no guarantee that the virus may not be more dangerous than currently observed, or may affect more people, or may result in longer term measures restricting further the ability of employees to complete their assigned tasks properly and on time. Our animal carers and staff involved in the production of RUCONEST® may be affected, which would adversely affect our ability to manufacture RUCONEST®. In addition, our clinical trials or those of our collaborators and investigational sponsors, including our planned Phase 2b study of the effects of RUCONEST® in patients undergoing PCI accompanied by contrast-enhanced examinations and our open label, single-arm, multi-stage, multi-center Phase 1/2 study in late-stage pre-eclampsia, have been subject to delays and it remains uncertain when these clinical trials will resume or the degree to which COVID-19 will impact.

The continued spread of COVID-19 and the measures taken by the governments of countries affected, particularly the United States and the Netherlands, could also disrupt the supply chain and the manufacture or shipment of RUCONEST®. Any delays or interruptions in the manufacture and supply of RUCONEST® could result in delays for our planned clinical trials, impair our ability to meet demand for new RUCONEST® prescriptions and impede our clinical trial recruitment, testing, monitoring, data collection and analysis and other related activities.

Any of the foregoing factors could have a material adverse impact on our business, financial condition, operating profit, cash flows and prospects. The extent to which COVID-19 impacts our operations and those of our third-party partners will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, additional or modified government actions, new information which emerges concerning the severity of COVID-19 and the actions taken to contain the virus or treat its impact, among others. In particular, the speed of the continued spread of COVID-19 globally, and the magnitude of interventions to contain the spread of the virus, will determine the impact of the pandemic on our operations.

Any future acquisitions we make may expose us to risks that could adversely affect our business, and we may not achieve the anticipated benefits of acquisitions of businesses or technologies.

As a part of our growth strategy, we may make additional acquisitions of complementary businesses. Any future acquisition will involve numerous risks and operational, financial and managerial challenges, including the following, any of which could adversely affect our business, financial condition or results of operations:

•	limited support and user knowledge for legacy systems of acquired companies;

•	problems maintaining uniform procedures, controls and policies with respect to our financial accounting systems;

•	difficulties in managing geographically dispersed operations, including risks associated with entering foreign markets in which we have no or limited prior experience;

•	underperformance of any acquired technology, product or business relative to our expectations and the price we paid;

•	negative near-term impacts on financial results after an acquisition, including acquisition-related earnings charges;

•	the potential loss of key employees, customers and strategic partners of acquired companies;

•	claims by terminated employees and shareholders of acquired companies or other third parties related to the transaction;

•	the assumption or incurrence of additional debt obligations or expenses, or use of substantial portions of our cash;

•	the issuance of equity securities to finance or as consideration for any acquisitions that dilute the ownership of our shareholders;

•

any collaboration, strategic alliance and licensing arrangement may require us to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals;

•	diversion of management’s attention and company resources from existing operations of the business;

•	inconsistencies in standards, controls, procedures and policies;

•	the impairment of intangible assets as a result of technological advancements, or worse-than-expected performance of acquired companies;

•	assumption of, or exposure to, historical liabilities of the acquired business, including unknown contingent or similar liabilities that are difficult to identify or accurately quantify;

•

our inability to generate revenues from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs; and

•	risks associated with acquiring intellectual property, including potential disputes regarding acquired companies’ intellectual property.

There can be no assurance that any of the acquisitions we may make will be successful or will be, or will remain, profitable. Our failure to successfully address the foregoing risks may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Negative public opinion and increased regulatory scrutiny of transgenic manufacturing techniques, or activism regarding the ethical treatment of our livestock, may damage public perception of RUCONEST® and our product candidates, which may adversely affect sales of our products and our ability to obtain marketing approvals for our product candidates.

Public perception may be influenced by negative public statements regarding our transgenic manufacturing technology. Our transgenic manufacturing technology platform involves the genetic engineering of animals for the production of recombinant proteins. Genetic modification of food and livestock are a common subject of debate and negative publicity. In addition, animal rights activists commonly engage in campaigns to reduce or eliminate the use of animals in the commercialization of pharmaceutical products.

Negative publicity regarding genetic modification in general, and our transgenic manufacturing techniques in particular, or activism regarding the treatment of our livestock could result in reduced market acceptance for our products, increased governmental regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our potential product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates. If any such adverse events occur, commercialization RUCONEST® or further advancement of our clinical trials could be halted or delayed, which would have a material adverse effect on our business and operations.

We rely on third parties for the conduct of significant aspects of our preclinical studies and clinical trials and intend to rely on third parties in the future. If these third parties do not successfully carry out their contractual duties, our business may be adversely impacted.

We rely on third parties for the conduct of significant aspects of our preclinical studies and clinical trials. These third parties include contract research organizations, or CROs, medical institutions, clinical investigators and contract laboratories. Although we design the clinical trials for our product candidates, we depend on these third parties for aspects of performing the trials. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our regulatory or contractual responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial.

The third parties we rely upon may fail to successfully carry out their contractual duties or meet expected deadlines, which may cause delays in the conduct of our preclinical and clinical studies.

If the CROs do not perform preclinical studies and clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements and other compliance obligations, the development, regulatory approval and commercialization of our product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on preclinical and clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures. Please see the risk factor entitled “—We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business.”

We are currently conducting clinical trials for certain of our product candidates at sites outside the United States. The FDA may not accept data from trials conducted in such locations.

We and the investigators conducting clinical trials for certain of our product candidates are studying our product candidates outside the United States. For example, the clinical trials of rhC1INH for the treatment of COVID-19, Acute Kidney Injury, or AKI and pre-eclampsia are being conducted outside the United States. Although the U.S. Food and Drug Administration, or FDA, may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful.

In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt our development of the applicable product candidates. In addition, in order to commence a clinical trial in the United States, we are required to seek FDA acceptance of an Investigational New Drug, or IND, for each of our product candidates. We cannot be sure any IND we submit to the FDA, or any similar CTA we submit in other countries, will be accepted. We may also be required to conduct additional preclinical testing prior to submitting an IND for any of our product candidates, and the results of any such testing may not be positive. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a New Drug Application, or NDA, or Biologics License Application, or BLA submission and approval of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our product candidates.

We may not be able to obtain or maintain orphan drug exclusivity for our products or product candidates. If our competitors are able to obtain orphan drug exclusivity for their products, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States, the European Union and the United Kingdom, may designate drugs for relatively small patient populations as orphan drugs. We obtained orphan drug designations from the FDA for the treatment of acute HAE attacks. Leniolisib has also received this designation from the FDA. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity, which, subject to certain exceptions, precludes the EMA from approving another marketing application for a similar medicinal product or the FDA from approving another marketing application for the same drug for the same indication for that time period. The FDA defines “same drug” as a drug or biologic that contains the same active moiety and is intended for the same use. The applicable market exclusivity period for orphan drugs is ten years in the European Union and the United Kingdom and seven years in the United States. The European Union and United Kingdom exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, including if the drug is sufficiently profitable so that market exclusivity is no longer justified.

In the European Union and the United Kingdom, a “similar medicinal product” is a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. Obtaining orphan drug exclusivity for our product candidates is important to the product candidate’s success. If a competitor obtains orphan drug exclusivity for and approval of a product with the same indications as our product candidates as before we do and if the competitor’s product is the same drug or a similar medicinal product as ours, we could be excluded from the market for a certain period of time.

Even if we obtain orphan drug exclusivity for other product candidates in these indications, we may not be able to maintain it. For example, if a competitive product that is the same drug or a similar medicinal product as our product or product candidate is shown to be clinically superior to our product or product candidate, as applicable, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product that is the same drug as our product or product candidate if the FDA finds that we cannot assure the availability of sufficient quantities of the drug to meet the needs of the persons with the disease or condition for which the drug was designated.

The FDA Reauthorization Act, signed into law in August 2017, authorizes the FDA to impose additional clinical trial requirements on manufacturers seeking orphan drug designation and/or pediatric indications.

The results from our clinical trials may not be sufficiently robust to support the submission of marketing approval for our product candidates. Before we submit our product candidates for marketing approval, the FDA and/or the EMA may require us to conduct additional clinical trials or evaluate patients for an additional follow-up period.

The results from our clinical trials may not be sufficiently robust to support the submission of marketing approval for our product candidates. The FDA normally requires two registrational trials to approve a drug or biologic product, and thus the FDA may require that we conduct additional clinical trials of our product candidates prior to a BLA or NDA submission. The FDA typically does not consider a single clinical trial to be adequate to serve as a registrational trial unless it is, among other things, well-controlled and demonstrates a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with potentially serious outcome, and a confirmatory study would be practically or ethically impossible. Additionally, while the FDA recognizes the potential for natural history models to augment the need for placebo arms in trials for drugs that target very rare disease, where trial recruitment can be especially challenging, the FDA has found the use of natural history data as a historical comparator to be unsuitable for adequate and well-controlled trials in many circumstances. The FDA generally finds trials using historical controls to be credible only when the observed effect is large in comparison to variability in disease course.

Due to the nature of the indications our product candidates are designed to treat, and the limited number of patients with these conditions, a placebo-controlled and blinded study may not be practicable for ethical and other reasons. It is possible the FDA will not consider our comparisons to natural history data and, where available, historical transplant data, to provide clinically meaningful results. Additionally, even though a product candidate may have achieved the primary endpoints in a registrational clinical trial, it is possible that the FDA or EMA may require us to conduct additional registrational trials, possibly involving a larger sample size or a different clinical trial design, especially if the FDA or EMA does not find the results from these trials to be sufficiently persuasive to support a BLA/NDA or Marketing Authorization Application, or MAA, submission, as applicable. The FDA or EMA may also require that we conduct a longer follow-up period of patients treated with our product candidates prior to accepting our BLA/NDA or MAA submission, as applicable.

In addition, data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. There can be no assurance that the FDA, EMA or other foreign regulatory bodies will find the efficacy endpoints in our registrational trials or any efficacy endpoint we propose in future registrational trials to be sufficiently validated and clinically meaningful, or that our product candidates will achieve the pre-specified endpoints in current or future registrational trials to a degree of statistical significance, and with acceptable safety profiles. We also may experience regulatory delays or rejections as a result of many factors, including SAEs involving our product candidates, changes in regulatory policy or changes in requirements during the period of our product candidate development. Any such delays could materially and adversely affect our business, financial condition, results of operations and prospects.

We expect that the FDA and EMA will assess the totality of the safety and efficacy data from our product candidates in reviewing any future BLA or NDA, or MAA, submissions. Based on this assessment, the FDA or EMA may require that we conduct additional preclinical studies or clinical trials prior to submitting or approving a BLA or NDA, or MAA, for our target indications.

If the FDA or the EMA requires additional trials, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available. In addition, it is possible that the FDA and the EMA may have divergent opinions on the elements necessary for a successful BLA/NDA and MAA, respectively, which may cause us to alter our development, regulatory and/or commercialization strategies.

Our assumptions and estimates regarding prevalence and the addressable markets for our products and product candidates may be inaccurate, which could have a material adverse effect on our revenues and cash position.

If there are fewer actual patients than estimated, or if any product approval is based on narrower definitions of patient populations, our revenues and cash position could be materially and adversely affected. The patient population for the diseases that our products treat is very small, and networking, data gathering and support channels are not as established as those for more prevalent and researched disease indications. There is no patient registry or other method of establishing with precision the actual number of patients of our existing potential future indications in any geography. Estimating the prevalence of a rare disease is difficult and we therefore must rely on assumptions, beliefs and an amalgam of information from multiple sources, resulting in potential under or over-reporting. There is no guarantee that our assumptions and beliefs are correct, or that the methodologies used and data collected have generated or will continue to generate accurate estimates. There is therefore uncertainty around the estimated total potential addressable patient population for treatment with RUCONEST® worldwide. In addition, the potential market opportunity for our product candidates that we may develop is difficult to estimate precisely, particularly given that the orphan drug markets which are targeted are, by their nature, relatively unknown. Our estimates of the potential market opportunity for each of these product candidates are predicated on several key assumptions, such as industry knowledge and publications, third-party research reports and other surveys. If any of our assumptions prove to be inaccurate, then the actual market for RUCONEST®, or our other or future product candidates, could be smaller than our estimates of the potential market opportunity. If that turns out to be the case, our product revenue may be limited, and we may be unable to achieve or maintain profitability, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are dependent on a limited number of suppliers and, in some instances, a sole supplier, for some of our components and materials used in our product candidates and product.

We rely on a single supplier for certain essential materials incorporated into products and product candidates. Certain of our suppliers are based in Europe, while a significant percentage of RUCONEST® sales are conducted in the US. If international shipping is disrupted, we may not be able to supply sufficient quantities of RUCONEST® for sale in the US. Any disruption in the supply of these materials could adversely affect our ability to deliver product or complete clinical trials. Other studies of product candidates, regulatory applications or commercializing product candidates in a timely and commercially valuable manner, may be adversely affected, should supply be disrupted.

We cannot be sure that these suppliers will remain in business (including those affected by COVID-19), or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. Our use of a sole or a limited number of suppliers of raw materials, components and finished goods exposes us to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. There are, in general, relatively few alternative sources of supply for these components, and in some cases, no alternatives. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any supplier or manufacturing location could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects.

If we are required to switch to a replacement supplier, the manufacture and delivery of our product and product candidates could be interrupted for an extended period, adversely affecting our business. Establishing additional or replacement suppliers may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. For example, the FDA or EMA could require additional supplemental data, manufacturing data and comparability data if we rely upon a new supplier. While we seek to maintain adequate inventory of the components and materials used in our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to conduct our clinical trials and, if our product candidates are approved, to meet the demand of our customers and cause them to cancel orders.

In addition, as part of the FDA’s approval of our product candidates, the FDA must review and approve the individual components of our production process, which includes raw materials, the manufacturing processes and facilities of our suppliers. Our reliance on these suppliers subjects us to a number of risks that could harm our reputation, business, and financial condition, including, among other things:

•	the interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from defects, reliability issues, or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	the inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	a delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our reputation caused by defective components produced by our suppliers;

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

If any of these risks materialize, costs could significantly increase and our ability to conduct our clinical trials and, if our product candidates are approved, to meet demand for our products could be impacted.

Any contamination in the manufacturing process for our recombinant products, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.

We use living mammals as the source for our recombinant products. Our transgenic manufacturing platform bears the risk of failure due to contamination of the produced milk, diseases of the producing livestock or a breakdown of the facilities. Any contamination could adversely affect our ability to produce, release or administer our recombinant products on schedule and could, therefore, harm our results of operations and cause reputational damage. Additionally, although our recombinant products are tested for contamination prior to release, if a contaminated product was administered to a patient, it could result in harm to the patient. A material shortage, contamination, recall or restriction on the raw materials we use in the manufacture of our recombinant products could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could adversely affect our development timelines and our business, financial condition, results of operations and prospects.

We depend on third-party manufacturers for the production of rhC1INH for commercial supply and clinical trials of RUCONEST®, as well as our other product candidates for clinical trials. Interruption in supply could materially and adversely affect sales.

We have entered into (downstream) manufacturing and supply agreements for RUCONEST® with, among others, Sanofi and BioConnection. We are also preparing to develop additional downstream manufacturing capabilities of our own. It is uncertain whether and to what extent we will be able to develop such capabilities or enter into such partnerships or agreements on a timely basis and on acceptable terms. A failure to develop or sufficiently contract additional manufacturing capacity on a timely basis could have significant adverse effect on our business.

The release of product to the market is dependent on a set of quality control procedures. Some of these procedures, although validated, are very sensitive and complex. We do not have a Good Manufacturing Practice, or GMP, certified analytical lab capable of performing the quality control procedures needed for the release of product, and we rely on third parties for this task.

We do not have experience as a company managing a manufacturing facility.

We are currently planning the construction of a downstream manufacturing facility for RUCONEST®. Operating our own manufacturing facility requires significant resources, and we do not have experience as a company in managing a manufacturing facility. In part because of this lack of experience, we cannot be certain that our manufacturing plans will be completed on time, if at all.

In addition, if we switch from our current Contract Manufacturing Organizations, or CMOs to our own manufacturing facility for one or more of our product candidates in the future, we may need to conduct additional analytical or clinical trials to bridge our modified product candidates to earlier versions. Failure to successfully operate our planned manufacturing facility could adversely affect the commercial viability of our product candidates.

Our future success depends on our ability to hire and retain key executives and to attract, retain and motivate qualified personnel.

Our future success depends on our ability to attract and retain key management personnel, scientific and technical personnel, particularly in the biopharmaceutical industry. Our ability to continue our operations and implement our strategy depends upon retaining, recruiting and motivating employees, especially with respect to our management team and research personnel. Experienced employees in the biopharmaceutical and biotechnology industries are in high demand and competition for their talents can be intense, especially in the Netherlands, where we maintain our principal operations. We have entered into employment agreements with executive officers and other key employees, but any employee may terminate his or her employment at any time or may be unable to continue in his or her role. The loss of any executive or key employee, or an inability to recruit desirable candidates or find adequate third parties to perform such services on reasonable terms and on a timely basis, could have a material adverse effect on our business, financial condition, results of operations and prospects. If we are not able to attract, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that could significantly impede our ability to achieve our development and commercial objectives, our ability to raise additional capital and our ability to implement our business strategy.

Our business, products or product pricing could be subject to negative publicity, which could have a material adverse effect on our reputation, business, financial position, results of operations, liquidity and cash flows.

In recent years, the pharmaceutical industry has been the subject of public complaints and significant publicity regarding the pricing of pharmaceutical products, including publicity and pressure resulting from prices charged by competitors and peer companies for new products as well as price increases by competitors and peer companies on older products that the public has deemed excessive. We may experience downward pricing pressure on the price of RUCONEST® and any other future approved products due to social or political pressure to lower the cost of drugs, which could reduce our revenue and future profitability. Orphan drugs in particular have received recent negative publicity for the perceived high prices charged for them by their manufacturers, and as a result orphan drug developers such as us may be negatively impacted by such publicity and any U.S. or other government regulatory response. Due to these factors, we may suffer public criticism and negative publicity in media coverage, by industry trade associations and legislators.

Any of the events or developments described above could result in reputational harm and reduced market acceptance and demand for our products, could harm our ability to market our products in the future, could cause us to incur significant expense, could cause our senior management to be distracted from execution of our business strategy, and could have a material adverse effect on our business, reputation, financial condition, results of operations, liquidity, cash flows and/or share price.

We depend on our information technology systems, and any failure of these systems could harm our business. Any real or perceived security breaches, loss of data, and other disruptions or incidents could compromise the privacy, security, integrity or confidentiality of sensitive information related to our business or prevent us from accessing critical information and expose us to liability and reputational harm, which could adversely affect our business, results of operations and financial condition.

We collect and maintain data and information that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business, including systems infrastructure operated and maintained by our third-party suppliers or providers. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the privacy, security, confidentiality and integrity of such confidential information. We have established physical, electronic and organizational measures to safeguard and secure our systems and facilities to prevent an information compromise, and rely on commercially available systems, software, tools and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result, a number of third-party vendors may or could have access to our confidential information. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors and consultants and other third parties on which we rely, are vulnerable to damage or unauthorized access or use resulting from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, denial-of-service attacks, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks, attachments to emails, persons inside our organization (including employees or contractors), lost or stolen devices, or persons with access to systems inside our organization.

The risk of a security breach or disruption or data loss, particularly through social engineering attacks, cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property. The costs to us to mitigate, investigate and respond to potential security incidents, breaches, disruptions, network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Moreover, if a real or perceived security breach affects our systems (or those of our third party providers or suppliers) or results in the loss of or accidental, unlawful or unauthorized access to, use of, release of or other processing of personally identifiable information or clinical trial data, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various supranational, national, federal or state privacy and security laws in the European Union or the U.S., if applicable, including the General Data Protection Regulation, or GDPR, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Clinical Health Act of 2009, or HITECH and its implementing rules and regulations, as well as regulations promulgated by the Federal Trade Commission and state breach notification laws. We would also be exposed to a risk of loss, negative publicity, harm to our reputation, governmental investigation and/or enforcement actions, claims or litigation and potential liability, which could materially adversely affect our business, results of operations and financial condition. The global data protection landscape is rapidly evolving, and we may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand or if we begin to operate in foreign jurisdictions. Please see the risk factor entitled “—If we fail to comply with UK, EU or U.S. privacy and data security laws and regulations, we may be subject to civil and criminal penalties and other liability.”

Risks Related to Intellectual Property

Our success is dependent on our ability to obtain and protect rights to proprietary technology and to develop our technology and products without infringing the proprietary rights of third parties.

We rely, and will continue to rely, on a combination of patents, trademarks and confidentiality agreements with employees, consultants, collaborators, advisors and other third parties to protect the intellectual property related to our current and future product candidates. We use patents and licensing to protect our products and technology. We are also careful to develop products that don’t infringe on the proprietary rights of third parties. Currently, we have several patent applications granted and pending in countries including the US, Europe and Japan. The patent positions of pharmaceutical companies can be uncertain and may involve complex legal and factual questions.

The patents that we own now or the patents and patent applications that we may own or in-license in the future may not have patentable claims that protect our current and future product candidates in the relevant jurisdictions where we intend to commercialize such products. There is no assurance that we are aware of all potentially relevant prior art relating to future patent applications. As such, the patent examiner may find prior art that can prevent a patent from issuing from a pending patent application. During the patent examination process, we may be required to narrow the pending claims to overcome prior art, a process that may limit the scope of patent protection. Even if patents do successfully issue based on our future patent applications, and even if the issued patents cover our current and future product candidates, including their compositions formulation, method of manufacture, and method of use, third parties may challenge our issued patents’ validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us in the future could deprive us of rights necessary for the successful commercialization of any of our current or future product candidates, if approved. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

If the patent applications we may own or in-license in the future with respect to our current and future product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for any of our current or future product candidates, it could dissuade other companies from collaborating with us to develop future product candidates, and threaten our ability to commercialize our current and future product candidates. Notably, pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any such outcome could have an adverse effect on our business.

Moreover, our technologies and products may infringe on third party intellectual property rights. As a result, we may face litigation or other legal proceedings concerning its intellectual property. These processes can be time-

consuming and costly. In the event of an unfavorable ruling in patent or intellectual property litigation, we could be subject to significant liabilities to third parties, or be required to cease developing, manufacturing or selling the affected products or technology. Each of these outcomes may adversely affect our financial position. We may also be confronted with claims which are raised with the main aim of exploiting the nuisance value of publicly raised claims. For example, a competitor alleged that we were infringing their intellectual property as a result of the hiring of an employee. Although this dispute was resolved in our favor, we cannot guarantee that similar claims will not be made against us in the future. In order to prevent the infringement of third-party intellectual property rights, we may need to acquire licenses for patents held by third parties to re-establish or maintain its freedom to operate, possibly on unfavorable terms. A failure to obtain licenses for patents held by third parties, or failure to obtain them on favorable terms, may have a material adverse effect on our financial and operational position.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act made a number of significant changes to United States patent laws. These include provisions that affect the way patent applications are prosecuted and challenged at the U.S. Patent and Trademark Office, or USPTO, and may also affect patent litigation. The USPTO has developed and continues to develop new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, became effective on March 16, 2013. Accordingly, it remains unclear what impact the Leahy-Smith Act, subsequent rulemaking, and judicial interpretation of the Leahy-Smith Act and regulations will have on the operation of our business. However, the Leahy- Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have an adverse effect on our business and financial condition.

Moreover, future changes to the patent laws of the United States and foreign jurisdictions may adversely affect the term, scope, validity and enforceability of our or our licensor’s patent rights. For example, a 2019 bill (Terminating the Extension of Rights Misappropriated Act, or TERM Act, H.R. 3199) in the United States Congress aimed to reduce the term of certain drug patents in order to ease generic entry and increase competition. Changing political priorities could potentially drive more such initiatives. The inventorship and ownership rights for patents that we in-license or may own or in-license in the future may be challenged by third parties. Such challenges could result in loss of exclusive rights to such patents, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or require us to obtain a license from such third parties on commercially reasonable terms to secure exclusive rights. If any such challenges to inventorship or ownership were asserted, there is no assurance that a court would find in our favor or that, if we choose to seek a license, such license would be available to us on acceptable terms or at all. Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in pre- and post-issuance opposition, derivation, re-examination, inter partes review (“IPR”), post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

In addition, if the breadth or strength of protection provided by our patents and patent applications, whether owned or in-licensed now or in the future, is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our licensed patents may be challenged in the courts or patent offices in the United States. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after the filing of the earliest non-provisional application to which the patent claims priority. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. We may be required to disclaim a portion of patent term in order to overcome double patenting rejections from the patent office, thus potentially shortening our exclusivity period. Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. If we fail to comply with our obligations under any license, collaboration.

We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe or otherwise violate our patents, the patents of our licensor or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that an asserted patent is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the asserted patent does not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of asserted patents at risk of being invalidated or interpreted narrowly and could put a related patent application at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we may license in the future, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.

We may not be able to detect or prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if in litigation the prevailing party does not offer us a license on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our ordinary shares.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

The United States has recently enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have issued numerous precedential opinions in recent years narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. The U.S. federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a “nonexclusive, non-transferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself.

We may infringe or be alleged to infringe the intellectual property rights of others, which may prevent or delay product development and commercialization efforts, requiring us to expend resources on litigation or other resolutions, which may materially and adversely affect our business.

Our success will depend in part on our ability to operate without infringing the intellectual property rights and other proprietary rights of third parties. Identification of third-party patent rights that may be relevant to our products and proprietary technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty and uncertainty in assessing the meaning or scope of protection of patent claims. There could be issued patents of which we are or were not aware that our products infringe. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.

Proceedings involving our patents or patent applications or those of others could:

•	put one or more of our patents at risk of being invalidated, rendered unenforceable or interpreted narrowly;

•	adversely impact the patentability of our inventions relating to our products;

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result in monetary damages, injunctive relief or otherwise harm our competitive position, including by limiting marketing and selling activities, increasing the risk for generic competition, limiting development and commercialization activities or requiring us to obtain licenses to use the relevant technology (which licenses may not be available on commercially reasonable terms, if at all); and

•	otherwise negatively impact the enforceability, validity or scope of protection offered by the patents relating to the products.

We may not have the resources to adequately defend such claims, and even if successful in any such proceedings, we would incur substantial costs and divert management’s time and attention in pursuing these proceedings, putting further strain on our resources, which could have a material adverse effect on our business, financial condition, results of operations and prospects. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court or other venue. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion.

In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in expanding the market of our products; and

•	be precluded from manufacturing or selling any products; which, in each case, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our patents may be challenged, deemed unenforceable, invalidated or circumvented, and if we do not obtain or maintain patent protection for the products, our business may be materially harmed.

The patent positions of biotechnology and pharmaceutical companies involve complex legal and factual questions and, therefore, validity and enforceability cannot be predicted with certainty. U.S. patents and patent applications also may be subject to interference proceedings, ex parte re-examination, IPR and post-grant review proceedings, derivation proceedings and supplemental examination and may be challenged in district courts. Patents granted in certain other countries may be subjected to opposition or comparable proceedings lodged in various national and regional patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, re-examination, opposition, post-grant review, IPR, derivation proceedings, supplemental examination or revocation proceedings may be costly. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The degree of future protection for our products and proprietary rights is uncertain, and it cannot be guaranteed that:

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we will be able to successfully develop or commercialize our product before some or all of the relevant patents or regulatory exclusivity expire, or in countries where we do not have patent protection or exclusivity;

•	we or our licensors were the first to make the inventions covered by each of the pending patent applications and patents;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our pending patent applications or those that we have licensed will result in issued patents;

•	any of our patents or those we have licensed will be valid or enforceable;

•	we will be able to license the patents or pending patent applications necessary or desirable to enforce or protect our patent rights on commercially reasonable terms or at all;

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any patents issued to us or our licensors or collaborators will provide a basis for any additional commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	we will be able to develop additional proprietary technologies that are patentable;

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Orphan Drug exclusivity marketing rights for our products in the United States will be maintained, if, for example, the FDA determines in the future that the request for Orphan Drug Designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, the FDA, and the EMA for the European Union, may subsequently approve products with the same active moiety for the same condition if the FDA or the EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan Drug Designation neither shortens the development time nor regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process; or

•	the patents of others will not have an adverse effect on our business.

We enjoy only limited geographical protection with respect to certain patents.

Filing and prosecuting patent applications and defending patents covering product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our and our licensors’ technologies in jurisdictions where patent protection has not yet been obtained to develop their own products or may export infringing products to territories where enforcement rights are not as strong as in the United States or European Union. These products may compete with our product candidates, and our intellectual property rights may not be effective or sufficient to prevent such products from competing. Patent applications may be issued in some non-U.S. jurisdictions with different scope or they may be refused in certain jurisdictions, such as in China, which has different requirements for patentability.

Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert efforts and attention from other aspects of the business. They could also put our patents and patent applications at risk of being invalidated, denied or interpreted narrowly, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits or damages or other remedies awarded to us, if any, and they may not be commercially meaningful. Accordingly, our intellectual property rights as enforced may be inadequate to obtain a significant commercial advantage and our efforts to protect our intellectual property rights may be unsuccessful or inadequate, which may adversely affect our ability to successfully commercialize our product candidates, which may have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our drug candidates in all of our expected, significant international markets.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties or laws limiting the enforceability of patents against government agencies or government contractors. In those countries, a patent owner may have limited recourse, which could materially diminish the value of such patents. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be adversely affected.

Risks Related to Government Regulation

The laws, regulations, ethical standards and international pharmaceutical codes in the areas of sales and marketing of pharmaceutical products, and interacting with healthcare professionals and patients, are very complex, and require a robust compliance program. Failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

The laws and regulations in the area of sales and marketing of pharmaceutical products, and in interacting with healthcare professionals and patients, are complex. We must comply with such laws in each jurisdiction in which we operate. These regulations are subject to change. We may not be able to meet such standards as they evolve and are implemented. In addition to changing regulatory requirements, our failure to comply with applicable regulatory requirements could result in, among other things, injunctions, product recalls, product seizures, declines in our share price, management distractions, reputational damage, loss of stakeholder trust, employee engagement, difficulties in recruitment, fines and criminal prosecution.

We must comply with a variety of laws and regulations, including regulatory, health and safety, license requirements, tax and Corporate Governance Regulations. We may be required to pay penalties for non-compliance with the laws and regulations of local, regional, national, US and EU authorities to which it is subject. A material change in the applicable laws and regulations, or in their interpretation or enforcement, could force us to alter our business strategy or operations, leading to additional costs or reductions of revenues, which may adversely affect its business.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Non-compliance with these legal standards could impair our ability to compete in domestic markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, antitrust and competition laws, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the United States domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, the USA PATRIOT Act, certain prohibitions under the Dutch Criminal Code (Wetboek van Strafrecht), under the Dutch Economic Offences Act (Wet op Economische Delicten), the U.K. Bribery Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities or countries that are otherwise relevant for our activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other partners from authorizing, promising, offering, or providing, directly or indirectly, payments or anything else of value to recipients in the public or private sector (in relation to an act or omission (to be or having been) committed by the recipient). We may have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other partners, even if we do not explicitly authorize or have actual knowledge of such activities, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA, the Bribery Act or local anti-corruption laws. We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, disgorgement, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

If we fail to comply with UK, EU or U.S. privacy and data security laws and regulations, we may be subject to civil and criminal penalties and other liability.

We are also subject to laws and regulations covering data privacy and the protection of health-related and other personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which may affect our business, including recently enacted laws in many jurisdictions where we operate. The collection and use of personal health data in the European Union is governed by the provisions of the General Data Protection Regulation (EU) 2016/679, or GDPR. This directive, which is wide-ranging in scope and includes extraterritoriality provisions that apply to certain entities located outside of the European Union, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data, and substantial fines for breaches of the data protection rules. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to other countries (including the United States). Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States and the United Kingdom may result in large fines and other administrative penalties: a failure to comply could result in fines up to the greater of 4% of annual worldwide turnover for the preceding financial year or €20 million, with infringements being grouped into tiers which attract different maximum fine levels. Turnover in this context may include not only the entity in breach but also other group entities. Recent enforcement actions against multinational companies have resulted in significant fines. Following the United Kingdom’s formal departure from the European Union on January 31, 2020, the United Kingdom entered a transition period until December 31, 2020, during which time the GDPR will remain applicable to the United Kingdom, alongside the United Kingdom’s Data Protection Act 2018, or DPA 2018. At the end of the transition period, there is uncertainty regarding the future relationship between the United Kingdom and the European Union in relation to data protection. Once the United Kingdom leaves the European Union and the transition period has expired, the United Kingdom will become a “third country” for the purposes of data protection law. A “third country” is a country other than the EU Member States and the three additional European Economic Area countries (Norway, Iceland and Liechtenstein) that have adopted a national law implementing the GDPR. Under the GDPR, personal data can only be transferred to third countries in compliance with specific conditions for cross-border data transfers. Appropriate safeguards are required to enable transfers of personal data from the European Union and EEA Member States. This status has a number of significant practical consequences, in particular for international data transfers, competent supervisory authorities and enforcement of the GDPR. In the United Kingdom, the DPA 2018 supplements the GDPR, and in particular sets out specific requirements related to the processing of “special categories of personal data,” including personal data related to health, genetic information and personal data related to criminal offenses or convictions. The DPA also creates a number of criminal offenses (punishable by uncapped fines) for organizations and in certain cases their directors and officers.

Under the GDPR regulations, we are considered a controller of data processing and area subject to several legal obligations. In particular, we are obligated to place importance on collection and processing of special categories of personal data which, for our purposes, is data that reveals genetic data or data concerning health. While we have taken steps to comply with the GDPR and the DPA 2018, we cannot assure you that our efforts to achieve and remain in compliance have been or will continue to be fully successful. The GDPR regulations and the DPA 2018 may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with these or new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

In addition, we obtain patient health information from most healthcare providers that prescribe our products and research institutions with which we collaborate, and they are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996, or HIPAA in the United States. Although we are not directly subject to HIPAA other than with respect to providing certain employee benefits, we could potentially be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. There are also state laws on patient health information, such as the California Confidentiality of Medical Information Act, which we are more directly subject to. As more states consider implementing such laws, we may face an ever-expanding patchwork of data privacy regulations.

Failure to comply with healthcare laws and laws and regulations covering data privacy and the protection of health-related and other personal information could result in government enforcement actions, which could include civil or criminal penalties, private litigation and adverse publicity and could negatively affect our business, financial condition, results of operations and prospects.

Our current and future relationships with healthcare professionals, customers and third-party payors are subject to applicable anti-kickback, fraud and abuse, privacy and security, transparency, and other healthcare laws and regulations, which could expose us to significant penalties, including criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

We are subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in the jurisdictions in which we conduct our business. Third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research as well as market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid; a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal false claims laws, including the civil False Claims Act, impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government; in addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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HIPAA imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to CMS information related to payments and other transfers of value to physicians, as defined by such law, and teaching hospitals and the ownership and investment interests of physicians and their immediate family members in such manufacturers. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its relationships with physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which also imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates, and their subcontractors, that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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ACA, analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;

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some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures;

•	state and local laws that require the registration of pharmaceutical sales representatives;

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state and foreign laws also govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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the FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program or other governmental pricing programs that we participate in, we could be subject to additional reimbursement requirements, penalties, sanctions and fines, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We have certain price reporting obligations to the Medicaid Drug Rebate Program. Under the Medicaid Drug Rebate Program, we are required to pay a rebate to each state Medicaid program for RUCONEST®, and expect to do so for any new approved products. Those rebates are based on pricing data we would have to report on a monthly and quarterly basis to the CMS the federal agency that administers the Medicaid Drug Rebate Program. These data include, among other things, the average manufacturer price, or AMP, and the best price, or BP which, in general, represents the lowest price available from the manufacturer to any entity in the U.S. in any pricing structure, calculated to include all sales and associated rebates, discounts and other price concessions. On June 17, 2020, CMS issued a proposed rule that, among other things, would change the methodology for calculating and reporting of AMP and best price in order to encourage manufacturers and states to enter into value-based purchasing arrangements. Although the public comment period has closed, we cannot provide any assurance that the proposed rule will be adopted or adopted in the form published. We are liable for errors associated with our submission of pricing data and for any overcharging of government payors. For example, failure to submit monthly/quarterly AMP and BP data on a timely basis could result in a civil monetary penalty for each day the submission is late beyond the due date. Failure to make necessary disclosures and/or to identify overpayments could result in allegations against us under the Federal False Claims Act and other laws and regulations. Any required refunds to the U.S. government or responding to a government investigation or enforcement action would be expensive and time consuming and could have a material adverse effect on our business, results of operations and financial condition.

Federal law requires that any company that participates in the Medicaid Drug Rebate Program also participate in the 340B program in order for federal funds to be available for the manufacturer’s drugs under Medicaid and Medicare Part B. The 340B program requires participating manufacturers to agree to charge statutorily defined covered entities no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs. These 340B covered entities include a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as hospitals that serve a disproportionate share of low-income patients. The ACA expanded the list of covered entities to include certain free-standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals, but exempts “orphan drugs” from the ceiling price requirements for these covered entities. The 340B ceiling price is calculated using a statutory formula based on the average manufacturer price and rebate amount for the covered outpatient drug as calculated under the Medicaid Drug Rebate Program, and in general, products subject to Medicaid price reporting and rebate liability are also subject to the 340B ceiling price calculation and discount requirement. Any additional future changes to the definition of average manufacturer price and the Medicaid rebate amount under the ACA or other legislation or regulation could affect our 340B ceiling price calculations and negatively impact our results. In addition, legislation may be introduced that, if passed, would further expand the 340B program to additional covered entities or would require participating manufacturers to agree to provide 340B discounted pricing on drugs used in an inpatient setting.

RUCONEST® has been approved by the FDA, the EMA and certain other regulatory authorities for the treatment of HAE attacks. Regulatory approval is limited to the specific indication for which approval has been granted and, unless we seek regulatory approval for additional indications, we will be prohibited from marketing RUCONEST® for other indications. We may be subject to significant fines, penalties or injunctions if we are determined to have promoted or be promoting the use of RUCONEST® for unapproved or “off-label” uses, resulting in damage to our reputation and business.

RUCONEST® is approved by the FDA, the EMA and certain other regulatory authorities for the treatment of HAE attacks, but is not currently approved for the treatment of other indications. Regulatory authorities strictly regulate the promotional claims that may be made about prescription products, and RUCONEST® may not be promoted for uses that are not approved, as reflected in its approved labeling. If we are not able to obtain regulatory approval for any desired future indications for our products and product candidates, our ability to effectively market and sell our products may be reduced and our business may be adversely affected.

While physicians may choose, in their independent medical judgment, to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, we are prohibited from marketing and promoting the products for indications that are not specifically approved by the regulatory authorities. These “off-label” uses are common across medical specialties and may constitute an appropriate treatment for some patients in varied circumstances. Regulatory authorities in the United States and in other jurisdictions generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biotechnology or pharmaceutical companies on off-label use. If the FDA or another regulator determines that our promotional activities constitute promotion of an off-label use, it could request that we modify our promotional materials and subject us to regulatory or enforcement actions as well as actions by other agencies, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, mandatory or voluntary recalls, and could result in the imposition of significant criminal, civil, and administrative penalties such as civil fines, disgorgement of money, imprisonment, exclusion from participation in federal health care programs (e.g. Medicare and Medicaid), operating restrictions, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement, injunctions or criminal prosecution, any of which could significantly harm our business.

Current and future legislation may affect the prices we may obtain for currently marketed products or future product candidates.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict post-approval activities and affect our ability to sell profitably any product candidates for which we obtain marketing approval.

In the United States, Medicare covers certain drug purchases by the elderly and eligible disabled people and introduced a reimbursement methodology based on average sales prices for physician-administered drugs. In addition, Medicare may limit the number of drugs that will be covered in any therapeutic class. Ongoing cost reduction initiatives and future laws could decrease the coverage and price that we will receive for any approved products. While Medicare beneficiaries are limited to most elderly and certain disabled individuals, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates.

In March 2010, the ACA became law. The ACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our product candidates are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	revisions to the new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service Act’s pharmaceutical pricing program;

•	new requirements to report to CMS financial arrangements with physicians, as defined by such law, and teaching hospitals;

•	a new requirement to annually report to FDA drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

There remain challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Since January 2017, President Trump has several two Executive Orders and other directives designed to eliminate the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Congress has also considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, among other things, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on certain high-cost employer-sponsored health insurance plans and the medical device excise tax on non-exempt medical devices and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA.

There has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. On July 24, 2020, the Trump administration announced four executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals, including a policy that would tie Medicare Part B drug prices to international drug prices; one that directs HHS to finalize the Canadian drug importation proposed rule previously issued by HHS and makes other changes allowing for personal importation of drugs from Canada; one that directs HHS to finalize the rulemaking process on modifying the anti-kickback law safe harbors for discounts for plans, pharmacies, and pharmaceutical benefit managers; and one that reduces costs of insulin and epipens to patients of federally qualified health centers. While some of these and other measures may require additional authorization to become effective. Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we will receive for any approved product. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic. For example, on August 6, 2020, the Trump administration issued another executive order that instructs the federal government to develop a list of “essential” medicines and then buy them and other medical supplies from U.S. manufacturers instead of from companies around the world, including China. The order is meant to reduce regulatory barriers to domestic pharmaceutical manufacturing and catalyze manufacturing technologies needed to keep drug prices low and the production of drug products in the United States. Any reduction in payments from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenues, attain profitability, or commercialize our products.

Our product and future product candidates may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

Our ability to commercialize RUCONEST® or any other product candidate successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. and E.U. healthcare industries and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be certain that coverage and reimbursement will continue to be available for RUCONEST® or any other product that we commercialize and, if coverage and reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement of a higher priced drug, and any launch of a competitive product is likely to create downward pressure on the price initially charged. If reimbursement is not available or is available only to a limited degree, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the applicable regulatory authority. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacturing, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. In the European Union, reference pricing systems and other measures may lead to cost containment and reduced prices. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating profit, our ability to raise capital needed to develop product candidates and commercialize products and our overall financial condition.

We are exposed to the risk that our employees and independent contractors, including principal investigators, consultants, any future commercial collaborators, service providers and other vendors may engage in misconduct or other illegal activity.

Our employees and independent contractors, including principal investigators, consultants, commercial collaborators, service providers and other vendors may also engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our results of operations. We are exposed to the risk that our employees and independent contractors, including principal investigators, consultants, any future commercial collaborators, service providers and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate the laws and regulations of the FDA and other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies; manufacturing standards; U.S. federal and state healthcare fraud and abuse laws, data privacy and security laws and other similar non-U.S. laws; or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct also could involve the improper use or misrepresentation of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials, or illegal misappropriation of product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

As a “foreign private issuer,” we are exempt from a number of rules under the U.S. securities laws and the Nasdaq rules, and we are permitted to file less information with the SEC than are U.S. companies. In addition, we are permitted and expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers. This may make our ADSs and ordinary shares less attractive to investors.

We are a “foreign private issuer,” as defined in the rules and regulations of the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer traded on Euronext Amsterdam, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of the ADSs, are governed by Dutch law, including the provisions of the Dutch Corporate Governance Code, and by our Articles of Association, which may provide less protection than is afforded to investors under Nasdaq rules applicable to domestic issuers.

In particular, we expect to follow Dutch law instead of Nasdaq practice in the following ways:

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We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders as long as we are not a domestic issuer and absent another mandatory obligation to such effect. Such quorum requirements are not required under Dutch law. In accordance with generally accepted business practice, our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

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We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in an executive session, where only independent directors are present. The independent directors may choose to meet in an executive session at their discretion.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq Rule 5625, Notification of Noncompliance and Rule 5640, Voting Rights. Further, we must have an audit committee that satisfies Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and that consists of committee members who meet the independence requirements of Rule 5605(c)(2)(A)(ii).

We intend to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

The United Kingdom’s withdrawal from the European Union, or Brexit, could result in increased regulatory and legal complexity, and impose additional challenges in securing regulatory approval of our product candidates in the European Union and the rest of Europe.

The United Kingdom withdrew from the European Union effective as of January 31, 2020 and is now in a period of transition until the end of 2020. The transition period maintains all existing trading arrangements. During the transition period, the United Kingdom and the European Union will negotiate future trading arrangements. Until a final agreement has been reached, an exit without a trade agreement in place, which would result in the United Kingdom losing access to free trade agreements for goods and services with the European Union and other countries, continues to be a risk. An exit by the United Kingdom from the European Union without an agreement in place would likely lead to legal uncertainty and potentially divergent laws and regulations between the United Kingdom and the European Union. We cannot predict whether or not the United Kingdom will significantly alter its current laws and regulations in respect of the pharmaceutical industry and, if so, what impact any such alteration would have on us or our business. Moreover, we cannot predict the impact that Brexit will have on (i) the marketing of pharmaceutical products, (ii) the process to obtain regulatory approval in the United Kingdom for product candidates or (iii) the award of exclusivities that are normally part of the European Union legal framework.

Brexit may also result in a reduction of funding to the EMA if the United Kingdom no longer makes financial contributions to European institutions, such as the EMA. If the United Kingdom funding is so reduced, it could create delays in the EMA issuing regulatory approvals for our products and product candidates and, accordingly, have a material adverse effect on our business, financial position, results of operations and future growth prospects.

As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the European Union would have and how such withdrawal would affect us, and the full extent to which our business could be adversely affected.

In addition, following the Brexit vote, the European Union decided to move the headquarters of the EMA from the United Kingdom to the Netherlands. The EMA is currently finishing its relocation process to the Netherlands. However, as a result of the move, the EMA has lost a significant percentage of its employees and was not able to hire at least the same amount of employees that left the EMA upon the movement of its headquarters from the United Kingdom to the Netherlands. This raises the possibility that new drug approvals in the European Union could be delayed as a result of such employee shortage.

Risks Related to Our ADSs

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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the option to present only two years of audited financial statements and related discussion in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

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not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes” (without prejudice to the applicable “say-on-pay” requirements we are subject to under Dutch law); and

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not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation (without prejudice to the applicable disclosure requirements relating to executive compensation that we are subject to under Dutch law and the related best practice recommendations under the Dutch Corporate Governance Code, or DCGC).

We may choose to take advantage of some, but not all, of the available exemptions. For example, in this prospectus, we have elected to rely on the exemption from the auditor attestation requirement and the exemption that permits only two years of financial statements to be presented. We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our ADSs less attractive because of our reliance on some or all of these exemptions. If investors find our ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion (as such amount is indexed for inflation every five years by the SEC) or more;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in nonconvertible debt;

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the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter; and

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the last day of the fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to this registration statement under the Securities Act, or December 31, 2025.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. If we are unable to comply timely with these accounting standards, we may be delayed in providing the disclosures required by the Exchange Act.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding the ADSs adversely, the price and/or trading volume of our ADSs could be affected.

The trading market for our ADSs may be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us or our industry downgrade the shares in a research report, the market price of the shares may decline and if one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which could cause the market price and/or trading volume of the shares to decline.

If intangible assets and goodwill that we record in connection with our acquisitions become impaired, we may have to take significant charges against earnings.

In connection with the accounting for our acquisitions, a significant value may be recognized in respect of intangible assets, including developed technology and customer relationships relating to the acquired product lines, and goodwill. Under IFRS, we must assess, at least annually and potentially more frequently, whether the value of intangible assets and goodwill has been impaired. Intangible assets and goodwill will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of intangible assets and goodwill will result in a charge against earnings, which could materially adversely affect our results of operations and shareholders’ equity in future periods.

Our global operations subject us to significant tax risks.

We are subject to tax rules in the jurisdictions in which we operate. Changes in tax rates, tax relief and tax laws, changes in practice or interpretation of the law by the relevant tax authorities, increasing challenges by relevant tax authorities or any failure to manage tax risks adequately could result in increased charges, financial loss, penalties and reputational damage. Tax authorities may actively pursue additional taxes based on retroactive changes to tax laws which could result in a material restatement to its tax position. Any of these factors could have a negative impact on our business, financial condition, results of operations and prospects.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the Euro and the U.S. dollar, may adversely affect us. While we are based in the Netherlands, we source materials, products and services from several countries outside the EU that are paid in local currencies. As a result of the commercialization of RUCONEST® in the United States and in other countries outside the EU, we will also receive payments and generate costs in U.S. dollars and other currencies. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates between the Euro and the U.S. dollar, as well as other currencies.

Currency fluctuations may adversely affect the price of our ADSs.

Our ordinary shares are quoted in euros on Euronext Amsterdam, and our ADSs will be quoted in U.S. dollars on the Nasdaq. Movements in the euro/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs on the Nasdaq or the euro price on Euronext Amsterdam. For example, if the euro weakens against the U.S. dollar, the U.S. dollar price of our ADSs could decline, even if the price of our ordinary shares in euros increases or remains unchanged.

The price and trading volume of our ADSs and ordinary shares may be volatile, and purchasers of our ADSs or ordinary shares could incur substantial losses.

The market price of our ADSs is likely to be volatile and could decline significantly. The stock market in general, and the market for biotechnology and emerging pharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our ADSs and ordinary shares may be influenced by a variety of factors, including:

•	actual or anticipated variations in our financial condition and operating profit;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of technological partnerships, innovations or new products by us or our competitors;

•	the success of competitive products or technologies;

•	changes in management and members of our board of directors;

•	changes in financial estimates or recommendations by securities analysts;

•	changes in the trading volume of our ADSs on the Nasdaq and of our ordinary shares on Euronext Amsterdam;

•	sales of our ADSs or ordinary shares by executive officers or future holders of our equity securities;

•	announcements or expectations of additional debt or equity financing efforts;

•	unanticipated losses or gains due to unexpected events, including events related to the success of our clinical trials or regulatory approvals;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	changes in our accounting policies or practices;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	changes in government regulations, including any changes that may affect pricing or reimbursement; and

•	conditions in the financial markets or changes in general economic conditions.

These and other market and industry factors may cause the market price and demand for our ADSs and ordinary shares to fluctuate substantially.

Moreover, stocks of life science companies, and stock markets in general, have from time to time experienced extreme price and volume fluctuations that may be unrelated or disproportional to the operational performance of any particular companies. In addition, the trading prices for common stock of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak may impact our business, and the prices of our ADSs and ordinary shares will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

We will incur increased costs as a result of simultaneously having our ADSs listed in the United States and our ordinary shares admitted to trading on Euronext Amsterdam in the Netherlands, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a company whose securities are publicly listed in the United States, and particularly after we no longer qualify as an “emerging growth company,” or EGC, we will incur significant legal, accounting and other expenses that we did not incur previously, even though our ordinary shares are admitting to trading on Euronext Amsterdam. For example, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable U.S. securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, regardless of whether or not we are an EGC we will be required to furnish a report by our senior management on our internal control over financial reporting, beginning with our annual report filed with the SEC for the year ending December 31, 2021, which we expect to file by April 2022. However, while we remain an EGC we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, including the attestation report required once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

Further, being a U.S. listed company and a Dutch public company with ordinary shares admitted to trading on Euronext Amsterdam impacts the disclosure of information and requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management and key employees from our operations.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

We have identified material weaknesses in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, our stock price.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional significant deficiencies or material weaknesses may have been identified.

In connection with the audits of our financial statements, we have identified material weaknesses in our internal control over financial reporting across the principles for each component of the COSO framework at the entity level and accordingly, across the business and IT processes of the Company. Although the Company does have oversight and compliance processes in place, these processes are currently not sufficiently formalized as controls to identify and address the risks of material misstatements and risks arising from IT. Where such control activities exist, there is not formalized control descriptions for our relevant controls to evaluate the design and operating effectiveness of such controls. In addition, where control activities are dependent on Information Used in a Control, the Company does not perform or document controls to determine the completeness and accuracy of such information. We also did not have controls in place to monitor control activities and identified control deficiencies.

As a result, we have identified material weaknesses in the control environment, risk assessment, monitoring, information & communication and control activities of the entity. In addition, the company did not maintain a sufficient complement of accounting and financial reporting resources commensurate with the financial reporting requirements. Deficiencies in control activities contributed to the potential for there to have been material accounting errors in substantially all financial statements account balances and disclosures.

We are in the process of remediating the material weaknesses identified including further developing and implementing formal policies, processes, internal controls and documentation relating to our financial reporting. We are also currently in the process of finalizing a risk assessment framework and scoping to identify key processes and controls that will require additional enhanced controls to be designed and implemented.

Future sales of our ordinary shares or ADSs, or the perception that such sales may occur, could depress the prices of such ordinary shares or ADSs.

Sales of a substantial number of our ADSs in the public market, or the perception that these sales might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ADSs.

Holders of our ADSs have fewer rights than our shareholders and are subject to certain additional risks.

ADS holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:

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as an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the depositary as permitted by the deposit agreement and except that you will have meeting rights to attend our general meetings;

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distributions on the ordinary shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, any fees and expenses, including withholding taxes, that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution; and

•	we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.

An active and liquid market for our securities may fail to develop, which could harm the market price of our ADSs.

There is currently no public market on a U.S. national securities exchange for our ADSs or our ordinary shares. Although our ADSs have been approved for listing on the Nasdaq, an active trading market for our ADSs may never develop or be sustained. In the absence of an active trading market for our ADSs, investors may not be able to sell their ADSs at the time that they would like to sell.

We are a Dutch public company with limited liability. The rights of our shareholders and ADS holders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

We are a public company (naamloze vennootschap) organized under the laws of the Netherlands. Our corporate affairs are governed by our articles of association, the rules of our board of directors and by the laws governing companies incorporated in the Netherlands. However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

The rights of shareholders and ADS holders and the responsibilities of directors may be different from the rights and obligations of shareholders, ADS holders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our directors are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as an ADS holder.

For more information on relevant provisions of Dutch corporation law and of our articles of association, see “Description of Share Capital and Articles of Association” and “Comparison of Dutch Corporate Law and U.S. Corporate Law.”

Provisions of our Articles of Association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove the members of our board of directors.

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law.

Certain provisions of our articles of association may make it more difficult or less attractive for a third party to acquire control of us or to effect a change in our board of directors. These provisions include: a provision that our directors are appointed on the basis of a binding nomination prepared by our board of directors which can only be overruled by a simple majority of votes cast representing at least one third of our issued share capital; a provision that our directors may only be removed by the general meeting of shareholders by a simple majority of votes cast representing at least one third of our issued share capital; and a requirement that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors. Currently we have no such protective measures in place.

Shareholders and ADS holders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of ordinary shares.

In the event of an issuance of ordinary shares, subject to certain exceptions, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. These preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. This could cause existing shareholders to experience substantial dilution of their interest in us.

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.

We are subject to the Dutch Corporate Governance Code, or the DCGC. The DCGC contains both principles and best practice provisions for boards of directors, shareholders and general meetings, auditors, disclosure, compliance and enforcement standards. As a Dutch company listed on a stock exchange, we are subject to the DCGC and are required to disclose in our annual board report to what we extent comply with the principles and best practice provisions of the DCGC, and where we do not (for example, because of a conflicting Nasdaq requirement or otherwise), we must state why and to what extent we deviate in our annual report. We do not comply with all best practice provisions of the DCGC. See “Description of Share Capital and Articles of Association.” This may affect your rights as a shareholder or ADS holder and you may not have the same level of protection as a shareholder or ADS holder in a Dutch company that fully complies with the DCGC.

We have never declared or paid dividends on our ordinary shares since our ordinary shares were listed on Euronext Amsterdam, and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares since our ordinary shares were listed on Euronext Amsterdam. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. Subject to restrictions under applicable law, any future determination to pay dividends or other distribution will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, cash requirements, financial condition, future prospects, contractual restrictions, any future debt agreements, restrictions under applicable laws and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends or other distributions on our ordinary shares in the foreseeable future. As a result, a return on any investment will only occur if the price of our ordinary shares increases.

ADS holders may not receive distributions on the ordinary shares represented by our ADSs or any value for such distribution if it is illegal or impractical to make them available to ADS holders.

While we do not anticipate paying any dividends or other distributions on our ordinary shares in the foreseeable future, if such a dividend or distribution is declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses, including withholding taxes. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to ADS holders. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

Dividends distributed by us on the ordinary shares or ADSs to certain related parties in low-taxed jurisdictions might in the future become subject to an additional Dutch withholding tax on dividends.

Under current Dutch tax law, dividends paid on ordinary shares or ADSs are in principle subject to Dutch dividend withholding tax at a rate of 15% under the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless a domestic or treaty exemption or reduction applies. In a letter to the Dutch parliament dated May 29, 2020, the Dutch State Secretary for Finance announced that the Dutch government intends to introduce an additional withholding tax on dividends paid to related entities in jurisdictions that have a corporate tax rate below 9% or to jurisdictions included on the EU’s blacklist of non-cooperative jurisdictions and in certain abusive situations, effective January 1, 2024. On September 25, 2020, the Dutch government launched an internet consultation to give interested parties the opportunity to respond to the draft legislative proposal to introduce the conditional withholding tax on dividends. Pursuant to the proposal published for consultation purposes, the conditional withholding tax on dividend payments will be an addition to the recently passed conditional withholding tax on interest and royalty payments pursuant to the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021), which act will become effective January 1, 2021. It is possible that the rate will be as high as the highest Dutch corporate income tax rate (currently 25%) at the time of the dividend payment, which will be the statutory rate applicable to interest and royalty payments to related entities in jurisdictions that have a corporate tax rate below 9% or to jurisdictions included on the EU’s blacklist of non-cooperative jurisdictions and in certain abusive situations. At the same time, the current Dutch dividend withholding tax regime is anticipated to remain in place. However, if the dividend withholding tax and the conditional withholding tax on dividends cumulate, the conditional withholding tax will be reduced by the dividend withholding tax levied. As a result, if the shareholder being a related entity is established in a jurisdiction that has a corporate tax rate below 9% or in a jurisdiction included on the EU’s blacklist of non-cooperative jurisdictions, the tax rate on dividends may rise from 15% to 25%. The internet consultation closes on October 23, 2020. After the internet consultation, the Dutch government aims to prepare the final legislative proposal in early 2021.

ADS holders must act through the depositary to exercise their voting rights and, as a result, may be unable to exercise their voting rights on a timely basis.

We will not treat holders of our ADSs (rather than the ordinary shares underlying the ADSs) as shareholders, and they will not be able to exercise shareholder rights, except through our depositary and except that the ADS holders will have meeting rights to attend our general meetings. The depositary will be the holder of the ordinary shares underlying the ADSs, and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will be able to exercise their voting rights by either attending the shareholders meeting in person or voting by proxy. ADS holders, by comparison, will not receive any notice directly from us. Instead, in accordance with the deposit agreement, we will use commercially reasonable endeavors to provide at least 30 days’ notice to the depositary of any such shareholders’ meeting and details concerning the matters to be voted on in advance of the meeting date. If we so instruct, the depositary will mail to ADS holders the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the depositary fails to receive timely voting instructions will not be voted.

The trading of our ordinary shares on Euronext Amsterdam and of our ADSs on the Nasdaq may adversely affect the liquidity and value of our ADSs.

Our ordinary shares are traded on Euronext Amsterdam, our ADSs have been approved for listing on the Nasdaq. We cannot predict the effect of this listing on the value of our ordinary shares and ADSs. However, these arrangements may dilute the liquidity of these securities in one or more markets and may adversely affect the development of an active trading market for the ADSs in the United States or the ordinary shares on Euronext Amsterdam. The price of our ADSs could also be adversely affected by trading in our ordinary shares on Euronext Amsterdam and the price of our ordinary shares traded on Euronext Amsterdam could be adversely affected by trading in ADSs on the Nasdaq. The speed by which ADSs can be exchanged for ordinary shares and subsequently traded on Euronext Amsterdam and vice versa might cause differences between the market price for an ADS and the market price for an ordinary share. Investors might arbitrate between stock exchanges to exploit such differences, exacerbating potential volatility in our market price.

ADS holders may have difficulty in effecting service of process on our company and certain directors or officers in the United States in enforcing U.S. judgements in the Netherlands or in enforcing U.S. securities laws in Dutch courts.

We are incorporated and located outside the United States and certain of our directors and officers are located outside of the United States. As a result, it may not be possible for ADS holders to effect service of process within the United States upon all such persons or our company, or to obtain discovery of relevant documents and/or the testimony of witnesses. ADS holders based in the United States may also have difficulty enforcing in courts outside the United States judgments obtained in U.S. courts against our company or our directors (including actions under the civil liability provisions of the U.S. securities laws). ADS holders may also have difficulty enforcing liabilities under the U.S. securities laws in legal actions originally brought in jurisdictions located outside the United States.

ADS holders may be subject to limitations on transfer of the ADSs.

The ADSs are only transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our ability to utilize our net operating loss carryforwards and to realize our deferred tax asset may be limited.

As of December 31, 2019, we had approximately € 23 million ($ 26 million) net operating loss carryforwards in the Netherlands and France and none in the U.S. These losses are reflected in a deferred tax asset of € 5.9 million ($ 6.6 million) as per December 31, 2019. Being able to utilize these losses requires that the company is sufficiently profitable and also depends on the stand-alone results of the group’s entities as the losses are ringfenced.

At the end of 2018, the group performed an internal reorganization in order to refresh part of the Dutch tax losses: certain intangibles and activities were transferred within the group resulting in a higher tax book value and relating deferred tax asset in one of the Dutch companies for the assets that have been transferred. The Dutch tax authorities might not agree to the transaction and the valuation applied, in which case e.g. (a part of) the deferred tax asset might have to be written-off. The refreshment program has been disclosed in the notes to the financial statements. The total amount of the losses available for carryforward – and the corresponding amount of the deferred tax asset – as well as the amount of the deferred tax asset relating to the intangible fixed assets depends on the acceptance of aforementioned transaction.

To the extent that we incur net operating losses in the United States, our ability to utilize our federal net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. The limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. We have not assessed whether such an ownership change has previously occurred. If we have experienced an ownership change at any time since our incorporation, we may already be subject to limitations on our ability to utilize our existing net operating loss carryforwards to offset taxable income. In addition, future changes in our stock ownership, which may be outside of our control, may trigger an ownership change and, consequently, the limitations under Section 382 of the Code. As a result, if or when we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset such taxable income may be subject to limitations, which could adversely affect our future cash flows.

We cannot assure you that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to holders of our ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. If we are a PFIC for any taxable year during which a US Holder (as defined in “Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations”) holds our ordinary shares, the US Holder may be subject to adverse tax consequences, including (1) the treatment of all or a portion of any gain on disposition as ordinary income, (2) the application of an interest charge with respect to such gain and certain dividends and (3) compliance with certain reporting requirements. We have not performed a formal PFIC analysis for our taxable year ended December 31, 2019 and do not know whether we will perform a PFIC analysis for our current taxable year. Whether we are treated as a PFIC is a factual determination that must be made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the value of our assets (which may fluctuate with our market capitalization) and our subsidiaries’ assets from time to time. The United States Internal Revenue Service, or IRS, or a court may disagree with our expectations. Therefore, we cannot assure you that we will not be a PFIC for the current taxable year or for any future taxable year.

If a United States person is treated as owning at least 10% of the value or voting power of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Depending upon the aggregate value and voting power of our ordinary shares that United States persons are treated as owning (directly, indirectly or constructively), we could be treated as a controlled foreign corporation, or CFC. Additionally, because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs, regardless of whether or not we are treated as a CFC. If a United States person (as defined in the United States Internal Revenue Code of 1986, as amended) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each CFC in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low-taxed income” and investments of earnings in “United States property” by CFCs, whether or not we make any distributions of profits or income of a CFC to such United States shareholder. If you are treated as a United States shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. Additionally, a non-corporate U.S. shareholder would generally be denied certain tax deductions or foreign tax credits in respect of its income that may otherwise be allowable to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist holders of our ordinary shares in determining whether we or any of our non-U.S. subsidiaries are treated as CFCs or whether any holder of our ordinary shares is treated as a United States shareholder with respect to any such CFC, nor do we expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The Internal Revenue Service, or IRS, has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. U.S. holders of our ordinary shares should consult their advisors regarding the potential application of these rules to their investment in our ordinary shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward- looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•

the development of our product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•

our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

•	our plans to collaborate, or statements regarding the ongoing collaborations, with third parties;

•	our plans to research, develop, manufacture and commercialize our product candidates;

•	the timing of our regulatory filings for our product candidates;

•	the size and growth potential of the markets for our product candidates;

•	our ability to raise additional capital;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our expectations regarding our ability to obtain and maintain intellectual property protection;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	our estimates regarding future revenues, expenses and needs for additional financing;

•	our belief that our existing cash, cash equivalents and term deposits will be sufficient to fund our operating expenses and capital expenditure requirements through as we currently expect;

•	our ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of our business; and

•	regulatory developments in the United States, the Netherlands, EU and other jurisdictions including tax matters.

In addition, you should refer to the section of this prospectus titled “Risk Factors” for an outline of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable, it has not been verified by any independent source.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS

We will not receive proceeds from the disposition, if any, of Registered Shares in the form of ADSs by Registered Holders.

DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares since our ordinary shares were listed on Euronext Amsterdam. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. We may only pay dividends or distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of our paid-up and called-up share capital plus the reserves we must maintain by Dutch law or by our articles of association from time to time and (if it concerns a distribution of profits) after adoption of the annual accounts by our general meeting from which it appears that such distribution is allowed. Subject to such restrictions, any future determination to pay dividends or other distribution will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, cash requirements, financial condition, future prospects, contractual restrictions, any future debt agreements, restrictions under applicable laws and other factors that our board of directors may deem relevant.

Under our articles of association as they will read upon the completion of the corporate reorganization (see “Management – Board structure” for additional information), our board of directors may decide that all or part of our profits shall be added to our reserves and any remaining profit will be at the disposal of the general meeting at the proposal of our board of directors for distribution on our ordinary shares, subject to restrictions of Dutch law. Our board of directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, indebtedness and capitalization as of September 30, 2020. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Annual Financial Statements included elsewhere in this prospectus.

As at September 30, 2020
(€)
(in thousands)
Cash and cash equivalents (excluding restricted cash)

Loans and borrowings
Total debt

Share capital
Share premium
Legal reserves
Accumulated deficit
Total equity

Total capitalization

Unless otherwise stated in this prospectus, the number of our ordinary shares set forth herein is as of                 , 2020 and is based on                  ordinary shares issued and outstanding on such date but excludes:

•	ordinary shares issuable upon the exercise of outstanding options and other awards under our incentive plans, as of , 2020, at a weighted average exercise price of € per share;

•

                 ordinary shares reserved for issuance pursuant to our incentive plans, which amount is equal to                  ordinary shares less the shares issuable upon the exercise of outstanding options and other awards as of                 , 2020, as described in the preceding bullet;

•	ordinary shares issuable upon conversion of our convertible bonds due 2025.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected consolidated financial data as of the dates and for the periods indicated. We have derived the selected consolidated statement of operations data for the years ended December 31, 2019 and 2018 and the consolidated balance sheet data as of December 31, 2019 and 2018 from our Annual Financial Statements included elsewhere in this prospectus, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the PCAOB (United States). The selected consolidated statements of operations and comprehensive income (loss) data for the nine months ended September 30, 2020 and 2019 and the selected consolidated statement of financial position data as of September 30, 2020 have been derived from our interim financial statements included elsewhere in this prospectus and have been prepared on the same basis as the annual financial statements. In the opinion of management, the interim data reflects all adjustments necessary for a fair statement of the financial information in those statements.

Our historical results for the nine months ended September 30, 2020 and 2019 are not necessarily indicative of results to be expected for a full year or any other interim period. We maintain our books and records in euros, and while we report under IFRS as issued by the IASB and as approved by the European Committee for purposes of our statutory financial reporting under Dutch law, we prepared our consolidated financial statements for purposes of this prospectus in accordance with IFRS as issued by the IASB.

You should read this data together with our consolidated financial statements appearing elsewhere in this prospectus and the information under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results.

	For the Nine Months Ended September 30		For the Year Ended December 31
	2020	2019	2019	2018
	(€)	(€)	(€)	(€)
	(in thousands, except per ordinary share data)
Revenues		123,358	169,022	135,130
Costs of Sales		(16,278)	(21,355)	(22,180)
Gross Profit	—	107,080	147,667	112,950
Other Income		292	435	684
Research & Development		(23,726)	(28,368)	(28,882)
General and Administrative		(10,780)	(18,913)	(12,221)
Marketing and Sales		(30,182)	(39,914)	(34,539)
Other Operating Costs	—	(64,688)	(87,195)	(75,642)
Operating profit	—	42,684	60,907	37,992
Fair value loss on revaluation derivatives		(141)	(209)	(495)
Other finance income		769	1,011	18
Other finance expense		(12,146)	(15,259)	(36,658)
Financial cost, net	—	(11,518)	(14,457)	(37,135)
Share of net profits in associates using the equity method		439	229	—
Profit before tax	—	31,605	46,679	857
Income tax credit (expense)		(7,549)	(10,484)	24,136
Profit for the year	—	24,056	36,195	24,993
Attributable to:
Owners of the parent	—	24,056	36,195	24,993
Total net profit	—	24,056	36,195	24,993
Basic earnings per share (€)		0.038	0.058	0.041
Fully-diluted earnings per share (€)		0.036	0.054	0.038

	As at September 30		As at December 31,
	2020	2019	2019	2018
	(€)	(€)	(€)	(€)
	(in thousands, except per ordinary share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	—	62,967	66,299	80,311
Total assets	—	220,814	228,210	214,482
Share capital	—	6,293	6,313	6,215
Remainder of Shareholders’ equity	—	84,182	98,366	55,536
Total liabilities	—	130,339	123,531	152,731

Key Business Measures

The success of Pharming is reflected in its operating and financial track record to date. In this prospectus, we use

EBIT, EBITDA, Adjusted EBITDA, Net Debt, and Operating Profit as measures to evaluate and manage our business on an ongoing basis. We believe these measures to be useful for investors to compare key financial data both within and across reporting periods. Specifically, we believe that EBIT, EBITDA, and Adjusted EBITDA provide investors with a supplemental measure of our operating performance and highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. Moreover, we believe that inclusion of Net Debt in this prospectus is appropriate to provide investors information on our ability to meet debt obligations by using cash and cash equivalents.

The table below presents these key financial measures for the periods indicated:

	Nine months ended September 30,		Years ended December 31,
	(in thousands)
	2020	2019	2019	2018
Operating Profit			60,907	37,992
EBIT			61,136	37,992
EBITDA			65,593	41,927
Adjusted EBITDA			62,969	44,551
Net Debt			(22,977)	(9,013)

Some of these measures are not calculated in accordance with IFRS and we collectively refer to these as non-GAAP financial measures. These are defined as follows:

•	EBIT – Earnings before Interest & Tax. Defined as Profit for the year adjusted to exclude Income tax credit (expense) and Financial cost, net

•

EBITDA – Earnings before Interest, Tax, Depreciation & Amortization. Defined as Profit for the year adjusted to exclude Income tax credit (expense), Financial cost, net and Depreciation of Property, plant and equipment and Amortization of Intangible assets.

•

Adjusted EBITDA – Defined as Profit for the year adjusted to exclude Income tax credit (expense), Financial cost, net, Depreciation of Property, plant and equipment, Amortization of Intangible assets and Impairments/(reversal) of certain capitalized development expenses as defined.

•	Net Debt – Defined as Loans and borrowings minus cash and cash equivalents minus non-current restricted cash.

To provide investors with additional information regarding our financial results, we have disclosed in the table above and within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure.

We have included EBIT, EBITDA, and Adjusted EBITDA in this prospectus because we believe these measures are useful for investors to compare key financial data both within and across reporting periods. Specifically, we believe that these measures provide investors with a supplemental measure of our operating performance and highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

Our use of EBIT, EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	They do not reflect tax payments that may represent a reduction in cash available to us; and

•	Other companies, including companies in our industry, may calculate these measures differently, which reduces its usefulness as a comparative measure.

The table below presents a reconciliation of the non-GAAP measures to the measures disclosed in our annual report for the periods indicated:

The table below presents a reconciliation of the non-GAAP measures to the measures disclosed in our annual report for the periods indicated:

	Nine months ended September 30,		Years ended December 31,
	2020	2019	2019	2018
	(€)	(€)	(€)	(€)
	(in thousands)
Profit for the year			36,195	24,993
Income tax credit (expense)			(10,484)	24,136
Financial cost, net			14,457	37,135
EBIT			61,136	37,992
Add: Depreciation & Amortization			4,457	3,935
EBITDA			65,593	41,927
Add: Impairment			—	2,624
Add: Reversal of Impairment(1)			(2,624)	—
Adjusted EBITDA			62,969	44,551

(1)

Impairment comprises of impaired capitalized development costs in 2018. The impairment charge of €2.6 million in 2018 reflected in cost of R&D was taken after the Company down-prioritized the development track of a small variant of the RUCONEST® vial, as a result of opportunities with another variant of the vial. Reference is made to Note 11 to our Annual Financial Statements. Reversal of impairment in 2019 comprises of a one-off write back in 2019 of these impaired capitalized development costs originally taken in 2018.

To provide investors with additional information regarding our financial results, we have disclosed in the table below Net Debt, a non-GAAP financial measure. Net debt is a useful indicator of the Company’s indebtedness, financial flexibility and capital structure because it indicates the level of borrowings after taking account of cash and cash equivalents within the Group’s business that could be utilized to pay down the outstanding borrowings. We have provided a reconciliation below of Net Debt to current loans and borrowings, the most directly comparable IFRS financial measure.

	Nine months ended September 30,		Years ended December 31,
	2020	2019	2019	2018
	(€)	(€)	(€)	(€)
	(in thousands)
Current loans and borrowings		34,432	45,590	35,235
Add: Non-current loans and borrowings		19,659	—	37,267
Less: Cash and cash equivalents		(62,967)	(66,299)	(80,311)
Less: Non-current restricted cash		(1,422)	(2,268)	(1,204)
Net Debt (2)		(10,298)	(22,977)	(9,013)

(2)	Discounted value as per the balance sheet.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating profit together with the information in “Selected Consolidated Financial Data”, the interim financial statements and the annual financial statements included elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with IFRS, as issued by the IASB.

The statements in this discussion with respect to our plans and strategy for our business, including expectations regarding our future liquidity and capital resources and other non-historical statements, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in the section of this prospectus titled “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs. The flagship of our portfolio is our recombinant human C1 esterase inhibitor, or rhC1INH, franchise. C1INH is a naturally occurring protein that downregulates the complement cascade in order to control swelling in affected tissues. Our lead product, RUCONEST® is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema, or HAE, attacks. We are commercializing RUCONEST® in the United States, European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network. We are also developing rhC1INH for subsequent indications, including pre- eclampsia, Acute Kidney Injury and we also investigating the clinical efficacy of rhC1INH in COVID-19. In addition, we are studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the US and Europe. Furthermore, we are also leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies, most notably for Pompe disease, which program is in the pre-clinical stage.

Our revenues from the sale of RUCONEST® for the treatment of acute HAE attacks were €169.0 million and €135.1 million for the years ended December 31, 2019 and 2018, respectively, and €             million and €122.8 million for the nine months period ended September 30, 2020 and 2019, respectively. We are currently marketing RUCONEST® in the United States, the United Kingdom and the European Union through our own sales force, and RUCONEST® is being sold in South Korea, Israel and certain Central and South American countries through our distributor network.

Key Factors Affecting Our Performance

Our ability to expand approved indications and markets for rhC1INH

We are working to expand the rhC1INH franchise through clinical investigations. In particular, we are developing rhC1INH for use in indications such as COVID-19, pre-eclampsia and acute kidney injury. We are also developing leniolisib for the treatment of APDS and applying our transgenic manufacturing technology to develop an ERT for the treatment of Pompe disease. Our ability to generate revenue from these potential new indications and markets depends on our success in completing development of and commercializing such products and product candidates, which will require a significant investment of time and resources, as well as regulatory approval, and may not ultimately prove successful.

Our ability to commercialize leniolisib, if approved

We entered into a collaboration with Novartis AG, a Swiss multinational pharmaceutical company, in August 2019, pursuant to which we acquired rights to market leniolisib. Upon entering into the collaboration agreement, we paid €17.9 million ($20 million) in upfront payments to Novartis for the leniolisib program. Leniolisib is currently being studied in a Phase 2/3 clinical trial in patients with ADPS in the United States and Europe and we expect to report data from the Phase 2/3 trial of leniolisib in the second half of 2021. If the trial is successful, we intend to apply for approval of leniolisib and, if approved, we plan to start commercializing the drug in the second half of 2022 through our existing commercial infrastructure. If the commercialization effort requires more than the minimal additions we are anticipating, our financial results could suffer.

Our ability to maintain and grow our revenues from our existing commercial product, RUCONEST®, given the impact of the current COVID-19 pandemic

Since a novel strain of coronavirus (SARS-CoV-2) causing a disease referred to as COVID-19 was first reported in December 2019, the disease has spread across the world, including countries in which we have patients and in which we have planned or active clinical trial sites. The outbreak and government measures taken in response thereto have had a significant impact, both direct and indirect, on businesses and commerce as supply chains have been disrupted, facilities and production have been suspended and demand for certain goods and services has spiked while demand for other goods and services has fallen. As COVID-19 continues to spread around the globe, we may experience disruptions that could affect our business, preclinical studies and clinical trials. We have experience delays in our planned Phase 2b study of the effects of RUCONEST® in patients undergoing PCI accompanied by contrast-enhanced examinations and our open label, single-arm, multi-stage, multi-center Phase 1/2 study in late-stage pre-eclampsia. It remains uncertain when these clinical trials will resume or the degree to which COVID-19 will impact future clinical trials. See “Risk Factors” for additional information.

International operations and foreign currency exchange

We operate on a global basis with offices, sales and activities throughout the world. Our worldwide operations and sales have increased as a result of the re-acquisition of commercialization rights to RUCONEST® in the United States, the European Union and the United Kingdom and the subsequent and continued expansion of our commercial organizations in the United States, the European Union and the United Kingdom. Our global operations subject our financial results to fluctuations in foreign currency exchange rates, changes in general economic and political conditions in countries where we operate, particularly as a result of ongoing economic instability within foreign jurisdictions, sensitivity to governmental actions relating to tariffs or trade agreements, complex and restrictive employment and labor laws and regulations, as well as union and works council restrictions, sensitivity to changes in tax laws or rulings in jurisdictions across the world, longer payment cycles from customers in certain geographies, and legal compliance costs and risks. In addition, because the majority of our revenues are in dollars, and our reporting currency is in euros, our revenues are subject to fluctuation due to the US dollar to Euro exchange rate.

Our ability to add rare disease assets to our portfolio

Identifying, acquiring and developing new products and product candidates to build shareholder value is key to our goal of becoming a global leader in the treatment of rare diseases. Our future profitability and growth will depend on our ability to acquire and in-license product candidates on favorable terms.

Our ability to shift our marketing efforts and sales from third party distributors to our internal infrastructure

We have fully transitioned the commercialization of RUCONEST® in major international markets to our own sales force, and we currently market RUCONEST® in the United States, the United Kingdom and the European Union through our internal infrastructure. We market RUCONEST® in South Korea, Israel and certain Central and South American countries through our third party distributor network. Our ability to continue transitioning the marketing and sale of RUCONEST® in other jurisdictions from third party distributors to our internal infrastructure could require a significant investment and affect our business.

Components of our Results of Operations

Revenues

We generate revenues from primarily from the sale of vials of RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network. In accordance with IFRS 15, revenues are recognized when the customer obtains control of the goods. Pursuant to our contracts, the customer obtains control of the product immediately after shipment of the product, which arrives at the customer within a short time frame. Most of our contracts for revenues with customers are subject to chargebacks, discounts and/or rebates relating to customers or to reimbursement claims from government or insurance payers, which we account for on an estimated net basis, with any actual discounts and rebates used to refine the estimates in due course. These variable elements are deducted from revenues in the same period as the related sales are recorded in accordance with our accounting policy as described further in “Critical Accounting Policies and Estimates” and Note 2 to our Annual Financial Statements included elsewhere in this prospectus.

Two U.S. customers represent approximately €132.1 million (78%) of our revenues in 2019. For 2018, the two US customers represent approximately € 100.3 million (74%) of our revenues. These customers are large specialty wholesale companies that are specialized in distribution of pharmaceuticals in our and our competitors’ disease area and that distribute our product.

Revenues for the years ended December 31, 2019 and 2018 includes deferred license revenue, reflecting part of license fee payments from partners including Swedish Orphan Biovitrum, or SOBI, and China State Industry for Pharmaceutical Innovation.

Costs of Sales

Costs of sales consist of cost of product sales, relating to actual product sales, and inventory impairments. The impairment stems from the valuation of the inventories against lower net realizable value.

Other income

Other income comprises of grants in the form of annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities that we conduct in those countries.

Cost of research and development

Costs relating to the preparation and initiation of our product candidates pipeline. Expenditures for development can be recognized as an intangible asset when we can demonstrate that the following criteria are being met:

•	Technical feasibility of completing the asset so that it will be available for use of sale is clear;

•	Our intention to complete the asset and use or sell it is clear;

•	Its ability to use or sell it is clear;

•	The probability of future economic benefits is good (there is an existing market for the product which is likely to be available once the product is ready for launch);

•	The availability of resources to complete the development is not in question;

•	The ability to measure the expenditures on the project reliably is not in question.

Development expenditures that meet these criteria are being capitalized. Expenditures which do not meet these criteria are taken as expenses through the income statement.

We capitalize certain research and development costs that relate to improvements in our approved product, RUCONEST®. These costs will be reflected in cost of research and development in the event of impairment, or will be amortized after the launch of a product including these improvements, if such improvements are approved. In addition, we have capitalized the cost of the up-front payment to Novartis for leniolisib. If leniolisib is approved for marketing, we will amortize such costs in costs of research and development. We recognized              and              expense related to capitalized cost of research and development for the nine-month period ended September 30, 2020 and 2019, respectively. We recognized              and              of expense related to capitalized cost of research and development for the year ended December 31, 2018 and 2019, respectively.

Cost of general and administrative activities

Consists of costs related to administration resources, service fees, legal and due diligence costs (related to transactions with SOBI and Novartis), and depreciation costs for property, plant & equipment and intangible assets. In addition, we expect further increases in our general and administrative costs in future periods as our company continues to grow.

Cost of marketing and sales activities

These costs relate to all expenses incurred to commercialize the product.

Other finance expense

Other finance expense comprise primarily interest paid on our convertible bonds due 2025, a provision for contingent consideration and lease payments and foreign currency results.

In 2016 we completed the acquisition of all North American commercialization rights for our own product RUCONEST® from Valeant. Valeant Pharmaceuticals International changed its name in 2018 to Bausch Health Companies after it acquired Bausch & Lomb. The re-acquired rights are determined as an intangible asset, as part of a business combination. We have paid an upfront amount of $60 million and agreed to pay future amounts up to a further $65 million, of which $40 million have already been paid, based on achievement of sales milestones. The final payment of $25 million, based on achieving the final sales milestone, is considered to be contingent consideration. As the payments will be made in cash the contingent consideration is classified as a financial liability. It is recognized at its fair value at the acquisition date, as part of the total consideration transferred, according IFRS 3.39. Fair value at acquisition-date was based on the probability of achieving the milestones. These fair values are based on risk-adjusted future cash flows discounted using appropriate discount rates. The fair values are reviewed on a regular basis, at least annually, and any changes are reflected in the income statement under financial cost, net.

The amount for the contingent consideration originally arose on the acquisition of the commercialization rights from Valeant Pharmaceuticals in 2016. This represents the present value of the estimated amount probably payable by us in the event of achieving the final sales milestone and is calculated by applying the milestone criteria to probabilities of forecast future revenues and cash flows. The assumptions relating to future revenues and discount rates are based on business forecasts and are therefore inherently judgmental. Future events could cause the assumptions used in these projections to change with a consequent adverse effect on our future results.

Share of net profits in associates using the equity method

Share of net profits in associates comprises the profit resulting from our investment in BioConnection BV (BioConnection). In 2019, we acquired a 43.85% stake in the equity of our fill and finish partner, BioConnection BV. In the Board of Management’s judgement, the investment in BioConnection constitutes an investment in an unconsolidated structured entity, as we have significant influence but do not have control of BioConnection. In particular, the shareholders of BioConnection are prohibited from influencing any activity between the two parties which is in any significant way different from the relationship which existed between the two prior to the investment. We do not control the voting rights or the economic benefits of the entity. Accordingly, we account for our investment in BioConnection by the equity method and do not consolidate the entity as a subsidiary.

Income tax credit (expense)

Income tax credit reflects credit/(expenses) of income tax. As a result of the growth in sales, it is probable that going forward we will be able to use all our remaining net operating tax losses from previous years. During 2019 and 2018, we incurred state and federal income taxes in the United States, in which jurisdiction we have no remaining tax losses available, while in the Netherlands and France we continue to use up our accumulated tax losses. The tax shielding effect of those remaining tax losses is shown on the balance sheet as a deferred tax asset. The deferred tax asset is utilized by being written down by the amount of the tax charge each reporting period, instead of paying the tax due from cash. Once all the tax losses are used up, the deferred tax asset relating to these losses will be completely extinguished and the tax due thereafter will be paid. This is reflected in the fact that although the tax charges are getting larger as we grow in net profits before tax, the amount actually paid (as shown in the cash flow statement) is considerably less.

Results of Operations

The following table sets forth our results of operations for the nine months ended September 30, 2020 and 2019 and for the years ended December 31, 2019 and 2018.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2020	2019	2019	2018
	(€)	(€)	(€)	(€)
	(in thousands)
Revenues		123,358	169,022	135,130
Costs of Sales		(16,278)	(21,355)	(22,180)
Gross Profit	—	107,080	147,667	112,950
Other Income		292	435	684
Research & Development		(23,726)	(28,368)	(28,882)
General and Administrative		(10,780)	(18,913)	(12,221)
Marketing and Sales		(30,182)	(39,914)	(34,539)
Other Operating Costs	—	(64,688)	(87,195)	(75,642)
Operating profit	—	42,684	60,907	37,992
Fair value loss on revaluation derivatives		(141)	(209)	(495)
Other finance income		769	1,011	18
Other finance expense		(12,146)	(15,259)	(36,658)
Financial cost, net	—	(11,518)	(14,457)	(37,135)
Share of net profits in associates using the equity method		439	229	—
Profit before tax	—	31,605	46,679	857
Income tax credit (expense)		(7,549)	(10,484)	24,136
Profit for the year		24,056	36,195	24,993

Revenues

Revenues increased by €33.9 million, or 25.1%, from €135.1 million for the year ended December 31, 2018 to €169.0 million for the year ended December 31, 2019. The increase was primarily as a result of our increased sales of RUCONEST® in the U.S. market, which increased from €126.6 million in the year ended December 31, 2018 to €162.7 million in the year ended December 31, in 2019.

Revenues for the years ended December 31, 2019 and 2018 include deferred license revenue from the licensing agreement with SOBI. Deferred license revenue increased by €0.7 million, or 87.5%, from €0.8 million in the year ended December 31, 2018 to €1.5 million in the year ended December 31, 2019. The deferred license revenue of €0.8 million in 2018 related to the release of a contractually specified part of the balance of deferred license revenue held in respect of the SOBI license. The remainder of this balance of license revenue (€1.5 million) was completely recognized in 2019. All of which was released to the income statement immediately upon termination of the SOBI license in December 2019. The following table summarizes our total revenues per geographical segment for the years ended December 31, 2019 and 2018.

	Years ended December 31,
	2019	2018
	(€)	(€)
	(in thousands)
U.S.	162,689	126,636
Europe	5,041	7,166
Rest of World	1,291	1,328
Revenues	169,021	135,130

As described in the above table, revenues in the Rest of the World remained consistent, at €1.3 million in both 2018 and 2019. Revenues in Europe decreased by 30.6%, from €7.2 million in 2018 to €5.0 million in 2019, due to lower sales levels in the SOBI regions.

Costs of sales

Cost of product sales remained stable at approximately €20.6 million for each of the years ended December 31, 2019 and 2018, while revenues increased. The stable cost of product sales across 2019 and 2018 is primarily due to two reasons. Firstly, in 2019 we were able to further leverage economies of scale, resulting in lower costs per vial RUCONEST®. Secondly, the higher costs in 2018 primarily relate to one-off fees to be paid to Sanofi in respect of unused production time in 2018 and 2019 while source material supplies were very low, before validation of the new facility in 2020.

Inventory impairments related to inventories designated for commercial activities. The impairment stems from the valuation of the inventories against lower net realizable value. The estimation of net realizable value is based on the allocation of inventories to different markets with different prices, based on sales forecast by management, and commercial partners. Actual sales can differ from these forecasts. Costs of sales decreased by €0.8 million, or 3.6%, from €22.2 million for the year ended December 31, 2018 to €21.4 million for the year ended December 31, 2019.

The following table summarizes costs of sales for the years ended December 31, 2019 and 2018.

	Years ended December 31,
	2019	2018
	(€)	(€)
	(in thousands)
Cost of product sales	(20,587)	(20,576)
Inventory impairments	(768)	(1,604)
Costs of sales	(21,355)	(22,180)

Gross profit

Gross profit increased €34.7 million, or 30.7%, from €113.0 million for the year ended December 31, 2018 to €147.7 million for the year ended December 31, 2019. The increase was primarily as a result of increased sales of RUCONEST® in the U.S. market. The increased gross profit was primarily due to the lower costs of sales.

The following table summarizes the geographical breakdown of our gross profit for the years ended December 31, 2019 and 2018.

	Years ended December 31,
	2019	2018
	(€)	(€)
	(in thousands)
U.S.	144,780	111,581
Europe	1,911	290
Rest of World	976	1,079
Gross Profit	147,667	112,950

Other Income

Other income related to grants decreased €0.3 million, or 42.9%, from €0.7 million for the year ended December 31, 2018 to €0.4 million for the year ended December 31, 2019. The grants are annual payroll-tax reimbursement granted by the Dutch government for research and development activities.

Cost of research and development

Cost of research and development decreased by €0.5 million, or 1.7%, from €28.9 million for the year ended December 31, 2018 to €28.4 million for the year ended December 31, 2019. The decrease was mainly due to the one-time write back in 2019 of in 2018 impaired capitalized development costs. Research and development costs for the year ended December 31, 2019 mainly relate to preparing for and initiating the clinical studies of rhC1INH in pre-eclampsia and acute kidney injury, and continuing work on the preparation and production of alpha-glucosidase for Pompe disease using our own technology.

Cost of general and administrative activities

In line with the revenue growth, cost of general and administrative activities increased by €6.7 million, or 54.9%, from €12.2 million for the year ended December 31, 2018 to €18.9 million for the year ended December 31,

2019. This increase was primarily as a result of additional administrative resources to support the growing commercial and operations activities in both the United States and the EU. Also, and in line with the aforementioned revenue growth, the employee base for the year ended December 31, 2019 has increased to 189 FTEs from 156 FTEs for the year ended December 31, 2018, representing an increase of 21.2%.

Cost of marketing and sales activities

As a result of revenue growth, cost of marketing and sales activities increased by €5.4 million, or 15.7%, from €34.5 million for the year ended December 31, 2018 to €39.9 million for the year ended December 31, 2019. The increase was primarily as a result of further expansion of the commercial organization and infrastructure in both the United States and the EU.

Employee benefits

Employee benefits are included in research and development costs, general and administrative costs, or marketing and sales costs based on the nature of the services provided by each employee. Hence, the employee benefits do not recur in the Consolidated Statement of Income as a separate line-item but are separately disclosed in the notes to the Annual Financial Statements.

Employee benefits increased by €5.7 million, or 18.9%, from €30.1 million for the year ended December 31, 2018 to €35.8 million for the year ended December 31, 2019. The increase was primarily due to further expansion of the organization and infrastructure in both the United States and the EU. In particular, the increase in social security costs was due to increased health insurance costs in the United States as a result of increased premiums.

The following table summarizes employee benefits for the years ended December 31, 2019 and 2018.

	Years ended December 31,
	2019	2018
	(€)	(€)
	(in thousands)
Salaries	(26,363)	(22,887)
Social security costs	(3,364)	(2,251)
Pension costs	(1,577)	(1,034)
Share-based compensation	(4,449)	(3,889)
Total employee benefits	(35,753)	(30,061)

Additionally, two of the Company’s employees are still in the BPL pension plan from the former CAO Landbouw, which merged into BPL. Both employees signed the change of employment conditions from Pharming in December 1999, which states that they will continue in this pension plan. BPL has the option for former CAO members to continue, even if the CAO is not applicable anymore. Due to the nature of this plan, moving over towards AEGON means that they will lose the guaranteed pension funds build up during their service years.

Other finance income

Other finance income increased by approximately €1.0 million, from €0.0 million for the year ended December 31, 2018 to €1.0 million for the year ended December 31, 2019, as a result of increased interest on cash balances. There is no other finance income originating from foreign currency translation. The foreign currency translation result is limited to other finance expenses as disclosed below in ‘Other finance expenses’.

The following table summarizes our other finance income the years ended December 31, 2019 and 2018.

	Years ended December 31,
	2019	2018
	(€)	(€)
	(in thousands)
Interest income	1,011	18
Other finance income	1,011	18

Other finance expenses

Other finance expenses decreased by €21.4 million, or 58.3%, from €36.7 million for the year ended December 31, 2018 to €15.3 million for the year ended December 31, 2019. This decrease was primarily due to decreased interest expenses through repayment of a loan facility. Moreover, we saw a decrease in expenses for our contingent consideration. The contingent consideration is related to the present value of the estimated likelihood of meeting all or some of the balance of $25 million remaining out of the $65 million potential sales milestones which formed part of the re-acquisition transaction for North American commercial rights for RUCONEST®. The second milestone, of $20 million, was triggered in the last quarter of 2019, and was paid in February 2020, after the first milestone, also amounting to $20 million was triggered in 2018 and paid in March 2019.

The following table summarizes our other finance expenses for the years ended December 31, 2019 and 2018.

	Years ended December 31,
	2019	2018
	(€)	(€)
	(in thousands)
Interest expenses	—	(10)
Foreign currency results	(460)	(1,147)
Interest loans and borrowings	(11,255)	(14,301)
Interest leases	(662)	—
Contingent consideration	(2,882)	(21,200)
Other finance expenses	(15,259)	(36,658)

Share of net profits in associates using the equity method

Net profits in associates using the equity method for the year ended December 31, 2019 increased from zero in the year ended December 31, 2018 to €0.23 million for the year ended December 31, 2019, as a result of our acquired interest in BioConnection B.V. in 2019.

Income tax credit (expense)

Income tax amounts decreased €34.6 million from a net tax credit of €24.1 million in 2018, of which current tax expense was €1.3 million and deferred tax benefit was €25.5 million, to a €10.5 million tax expense for the year ended December 31, 2019, of which current tax expense was €4.1 million and deferred tax expense was €6.4 million.

The net deferred tax benefit of €24.1 million in 2018 was mainly driven by the recognition of carry forward tax losses in 2018. A deferred tax asset has been recognized for these future taxable amounts as it is expected these will be available to utilize those temporary differences and losses. The increase in current tax expense relates to the increased taxable results of Pharming Healthcare Inc.

The following table summarizes Pharming’s income tax credit (expense) for the years ended December 31, 2019 and 2018.

	Years ended December 31,
	2019	2018
	(€)	(€)
	(in thousands)
Total current tax expense	(4,073)	(1,332)
Total deferred tax (expense) benefit	(6,411)	25,468
Income tax credit (expense)	(10,484)	24,136

Liquidity and Capital Resources

Cash and cash equivalents (excluding restricted cash) amounted to €66.3 million and €80.3 million as at December 31, 2019, and December 31, 2018, respectively. We have financed our operations primarily through sales of our commercial products and the proceeds of debt and equity offerings. We expect that our marketing and sales, research and development and general and administrative costs will increase for the foreseeable future as we continue commercializing our approved products and advancing the clinical development of our product candidates. We expect that our research and development and sales, general and administrative costs will increase in connection with conducting clinical trials for our product candidates and any new product candidates we acquire or develop and due to the costs of seeking marketing approval for our product candidates in Europe, the United States and other jurisdictions.

Cash flows

Operating Activities

Net cash flows generated from operating activities was €66.5 million for the year ended December 31, 2019, compared to €40.5 million for the year ended December 31, 2018. The increase of €26.0 million was primarily related to the increased operating profit in 2019.

Investing Activities

Net cash flows used in investing activities was €25.2 million for the year ended December 31, 2019 and was primarily related to the acquisition of the Novartis license. Net cash flows used in investing activities was €3.8 million for the year ended December 31, 2018 and primarily related to capital expenditure for property, plant and equipment.

Financing Activities

For financing activities the company saw a net cash outflow of €56.6 million for the year ended December 31, 2019, which was primarily related to the repayment of loans and borrowings and the payment of contingent consideration relating to the 2016 acquisition of all North American commercialization rights for our own product RUCONEST® from Valeant. The net cash outflow from financing activities was €18.0 million for the year ended December 31, 2018, primarily due to the repayment of loans and borrowings and interest on these loans and borrowings.

The table below provides selected cash flow information for the years ended December 31, 2019 and 2018:

	Years ended December 31,
	2019	2018
	(€)	(€)
	(in thousands)
Net cash flows generated from (used in) operating activities	66,504	40,508
Net cash flows used in investing activities	(25,217)	(3,769)
Net cash flows generated from (used in) financing activities	(56,647)	(17,961)
Exchange rate effects	1,348	2,876
Net change in cash and cash equivalents	(14,012)	21,654

Contractual Commitments

The table below summarizes our contractual undiscounted obligations at December 31, 2019.

	Payments due by period
	2020	2021	2022	2023	2024	Total	Total 2019 - 2023
	(€)	(€)	(€)	(€)	(€)	(€)	(€)
	(in thousands)
Trade and other payables	36,247	—	—	—	—	36,247	28,589
Derivative financial liabilities	268	—	—	—	—	268	228
Loans and borrowings	49,601	—	—	—	—	49,601	90,230
Other financial liabilities	17,836	22,322	28	28	28	40,269	56,823
Lease liabilities	3,084	2,602	1,778	1,551	1,200	10,215	443
Total	107,063	24,924	1,806	1,579	1,228	136,600	176,313

The principal debt obligations relate to a debt facility with Orbimed Royalty Opportunities II, LP., which has been subsequently repaid.

We have leases commitments for offices in Leiden, the Netherlands for our corporate headquarters and we lease regional offices and laboratory space.

Other liabilities mainly relate to contingent consideration on the acquisition of all North American commercialization rights for its own product RUCONEST® from Valeant.

Off-Balance Sheet Arrangements

At December 31, 2019, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosures about Market Risk

Our operations expose us to some financial risks arising from our use of financial instruments, the most significant ones being liquidity, market risk and credit risk. The Board is responsible for our risk management policies and while retaining responsibility for them it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to our finance function. See Note 31 of our Annual Financial Statements for the year ended December 31, 2019.

Measurement of Share-Based Compensation and Long term incentive plans

The Board of Supervisory Directors have granted share options in accordance with the share option plans to certain directors of the company. Share options are valued at fair value at their grant date in accordance with IFRS 2, “Share-based Payment.” The fair value of the share options is calculated using the Black-Scholes model. The costs of these options are recognized in the income statement (share-based compensation) during the vesting period, together with a corresponding increase in equity (other reserves). Share-based payment charges do not affect liabilities or cash flows in the year of expense since all transactions are equity-settled. Pharming’s employee option plan states that an employee is entitled to exercise the vested options within five years after the date of the grant. The period in which the options become unconditional is defined as the vesting period.

For a limited number of board members and officers, performance shares are granted free of charge. A maximum number of predetermined shares vest three years after the grant date, provided that the participant to the long-term incentive plan, or LTIP, is still in service (continued employment condition), with actual shares to be transferred based on the relative achievement of Pharming’s share price compared to a peer group. The maximum number of shares immediately vests upon a change of control. The fair value is determined using Monte Carlo simulation. The costs of the LTIP are recognized in the income statement during the vesting period. The fair value at the grant date includes the market performance condition (relative total shareholder return performance) but excludes the three-year service condition.

The table below summarizes the assumptions which were used in the Black-Scholes model to determine the fair value of options at grant date:

	2019	2018
Expected time to maturity (employees)	1 – 4 years	1 – 4 years
Expected time to maturity (Board of Management)	0.7 years	1.3 years
Volatility (employees)	54 – 58%	53 – 58%
Volatility (Board of Management)	56%	0.00%
Risk-free interest rate (employees)	(0.36) – (0.3)%	(0.25) – (0.20)%
Risk-free interest rate (Board of Management)	(0.25)%	0.00%

The range of assumptions which were used in the Monte Carlo simulation to determine the fair value of long-term incentive plan share awards at grant date were:

	2019	2018
Volatilities	56%	56%
Risk-free interest rates	(0.21)%	(0.41)%
Dividend yields	0.00%	0.00%

Measurement of Warrants

All Pharming warrants are essentially the commitment to issue a fixed number of shares for a fixed amount of cash, but the possibility of cashless exercise (where a holder decides to accept fewer shares so as to avoid paying the relevant amount of cash, thus resulting in a number of shares to issued which can vary downward from the original number) requires that such warrants are treated as financial liabilities. As such, these derivative instruments are initially recognized at fair value and subsequently revalued at fair value through profit or loss with changes in the fair value recognized in the statement of income as they arise. The fair value of the warrants has been determined through the Black-Scholes model, applying the following parameters as at December 31, in each year.

Assumptions used in the Black-Scholes model

	2019	2018
Expected time to maturity of warrants in issue	1.9 years	2.9 years
Volatility	58%	58%
Risk-free interest rate	(0.30)%	(0.10)%

Critical Accounting Judgments and Estimates

Our financial statements have been prepared in accordance with IFRS as issued by the IASB. In the application of accounting policies, certain judgments, estimates and assumptions about the value of assets and liabilities for which there is no definitive third-party reference were required. The estimates and associated assumptions are based on historical experience and other factors that were considered to be relevant. Actual results may differ from these estimates. These estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. For a discussion of the estimates and assumptions used by us in the preparation of our financial statements, see Note 2 of our Annual Financial Statements for the year ended December 31, 2019.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company,” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

a requirement to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in the registration statement of which this prospectus forms a part; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act.

We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of shares and ADSs may be different from the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS as issued by the IASB and as a result we are unable to make use of the extended transition period. However, in the event that we convert to accounting principles generally accepted in the United States (which we do not currently intend to do) while we remain an emerging growth company, we have irrevocably elected to opt out of such extended transition period.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of the following:

•	the last day of the first fiscal year in which our annual revenues were at least $1.07 billion;

•	the last day of the fiscal year following the fifth anniversary of the effectiveness of the registration statement of which this prospectus forms a part;

•	the date on which we have issued more than $1 billion of non-convertible debt securities over a three-year period; and

•

the last day of the fiscal year during which we meet the following conditions: (i) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least $700 million, (ii) we have been subject to U.S. public company reporting requirements for at least 12 months and (iii) we have filed at least one annual report as a U.S. public company.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules for U.S. public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Even if we no longer qualify as an emerging growth company, so long as we remain a foreign private issuer, we will continue to be exempt from such compensation disclosures.

BUSINESS

Overview

We are a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs. The flagship of our portfolio is our recombinant human C1 esterase inhibitor, or rhC1INH, franchise. C1INH is a naturally occurring protein that downregulates the complement cascade in order to control swelling in affected tissues. Our lead product, RUCONEST® is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema, or HAE, attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network. We are also developing rhC1INH for subsequent indications, including pre- eclampsia, Acute Kidney Injury and we also investigating the clinical efficacy of rhC1INH in COVID-19. In addition, we are studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the US and Europe. Furthermore, we are also leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies most notably for Pompe disease, which is in preclinical stage.

Our Portfolio

The following chart summarizes the status of our product and our main product candidate portfolio.

Our Marketed Product: RUCONEST® for the treatment of acute HAE attacks

Our lead product, RUCONEST® is the first and only rhC1INH protein replacement therapy that is approved for the treatment of acute hereditary angioedema, or HAE, attacks. HAE is a rare genetic condition that occurs in between approximately 1 in 10,000 and 1 in 50,000 people worldwide. In the United States, the market for acute treatment is estimated to be between 7,000 and 8,000 patients for both acute and prophylactic treatment. HAE is caused by a deficiency of the protein C1INH. This deficiency leads to the uncontrolled activation of the complement cascade, resulting in the over-production of some mediators, leading to the leaking of fluid from blood vessels to the tissue space. The most common symptoms of an HAE attack are caused by overproduction of the bradykinin initiator protein, kallikrein, and thus excessive leakage of fluid into tissue spaces (edema or swelling). Patients may suffer bouts of excruciating abdominal pain, nausea and vomiting that is exacerbated by swelling in the intestinal wall. Airway, or laryngeal, swelling is particularly dangerous and can lead to death by asphyxiation. Untreated, attacks can last between 48 and 120 hours and can be fatal.

Our revenues from the sale of RUCONEST® were €169.0 million and €135.1 million for the years ended December 31, 2019 and 2018, respectively, and €             million and €122.8 million for the nine months period ended September 30, 2020 and 2019, respectively. We are currently marketing RUCONEST® in the United States, the United Kingdom and the European Union through our own sales force, and RUCONEST® is being sold in South Korea, Israel and certain Central and South American countries through our distributor network.

RUCONEST® has been shown to normalize C1INH effects in HAE patients. Returning C1INH activity levels to normal has been shown to be clinically relevant in HAE attack treatment. After administration, RUCONEST® irreversibly binds to several target molecules, including, importantly the coagulation factor FXII and the protease kallikrein, which (when unbound) cleaves a plasma protein into bradykinin and other products. By binding to and chemically deactivating these molecules, RUCONEST® stops the production of bradykinin and all other mediators and thereby stops the HAE attack.

We are currently developing a next-generation low-volume formulation of RUCONEST® for intramuscular administration or other routes of administration, to increase convenience of therapy. We have received approval from the EMA for the extension of the RUCONEST® label to include pediatric patients (aged 2-13 years).

RUCONEST® has regulatory exclusivity in the European Union expiring in 2025 and in the United States biologics reference product exclusivity expiring July 16, 2026.

Additional Development Programs for rhC1INH

rhC1INH for the treatment of COVID-19.

We are currently investigating the potential utility of rhC1INH for the treatment of severe pneumonia resulting from COVID-19 infection. In April 2020, we reported encouraging results from a compassionate use program at the University Hospital Basel, Switzerland, in which four male patients and one female patient (between 53-82 years of age) with COVID-19, suffering from related severe pneumonia, who did not improve despite standard treatment, including hydroxychloroquine and lopinavir/ritonavir, had been administered rhC1INH. The results of this compassionate use study were published in a peer-reviewed journal (Frontiers in Immunology). Based on the results of the compassionate use program, enrollment commenced in a randomized, controlled, investigator-initiated clinical trial for treatment with rhC1INH in up to 150 patients with confirmed COVID-19 infections hospitalized with related severe pneumonia at the University Hospital Basel in Basel, Switzerland. We are also in the process of expanding this trial to centers in Mexico and Brazil. This clinical trial will study whether rhC1INH can control or stop the systemic hyperinflammation syndrome or cytokine storm. We are also preparing to commence a clinical trial for rhC1INH for the treatment of severe pneumonia resulting from COVID-19 infection in the United States.

rhC1INH for the treatment of acute kidney injury resulting from contrast medium.

Acute kidney injury, or AKI, resulting from contrast medium is a form of kidney damage which occurs in stress situations such as when a patient is injected with contrast medium as part of a contrast-enhanced examination, for example a Computed Tomography, or CT, scan. AKI is a serious and expensive complication in the contrast-enhanced examination setting, where patients are often compromised following minor or major cardiac events. When AKI occurs, it can require dialysis and could lead to prolonged hospitalization or intensive care, which can result in poor long-term outcomes for patients and is extremely expensive. An investigator at the University Hospital Basel conducted a Phase 2 investigator-initiated study of rhC1INH in a double-blind, placebo-controlled clinical trial in 75 patients at risk of AKI resulting from contrast-enhanced examinations. We observed particularly promising results in a subgroup of patients undergoing percutaneous coronary interventions, or PCI, such as stent insertion. Following this positive outcome, we have completed preparations for our new Phase 2b study of the effects of RUCONEST® in patients undergoing PCI accompanied by contrast-enhanced examinations. This study was planned for the first half of 2020, but was halted due to COVID-19. Subject to COVID-19-related delays, the study is now planned to start in late 2020.

rhC1INH for the treatment of pre-eclampsia.

We are developing a rhC1INH protein replacement therapy for the treatment of pre-eclampsia. Pre-eclampsia is a life-threatening multisystem disorder in pregnancies leading to maternal and neonatal mortality and morbidity, usually first appearing as hypertension and proteinuria. Treatments include termination of the fetus or premature delivery, which is often associated with high rates of mortality. Even if they can be born safely, consequences for the child can be severe, with growth restrictions, learning difficulties and moderate to severe disabilities affecting over half of such newborns. We are currently conducting an open label, single-arm, multi-stage, multi-center Phase 1/2 study in late-stage pre-eclampsia in the Netherlands and Australia. This study was initiated in 2019, but was halted due to COVID-19. The study is now planned to resume, subject to COVID-19-related delays, in late 2020.

Our Product Candidate Pipeline

Leniolisib for the Treatment of APDS

We are developing our oral therapy, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS. APDS is caused by a mutation in the PIK3CD gene that increases activity of phosphoinositide-3-kinase delta, a promoter of activity in the immune system. APDS has an estimated prevalence of 1-2 patients per million. Leniolisib is a small molecule inhibitor of the delta isoform of PI3K delta. In our collaboration with Novartis, we are currently studying leniolisib in an open label, registration-enabling Phase 2/3 trial which is currently enrolling patients in clinical sites in the United States and Europe. The trial is designed to enroll 36 patients with ADPS. To date, leniolisib was well tolerated in healthy subjects as well as the APDS patients during the Phase 1, first in human trial and the ongoing open label extension trial. The study was temporarily halted due to COVID-19, but has resumed. Subject to COVID-19-related delays, data is expected during the second half of 2021, followed by review by regulatory authorities during 2021 and the first half of 2022. If approved, the drug is planned to launch in the second half of 2022.

Next-Generation Enzyme-Replacement Therapies

Enzyme replacement therapies, or ERTs, have been used to treat enzyme-deficiency disorders, such as alpha-glucosidase for Pompe disease. Utilizing our transgenic manufacturing platform technology, rather than traditional ERT manufacturing methods, we are developing ERTs that are designed to be less immunogenic than approved therapies. Our main initial ERT product candidates is alpha-glucosidase for the treatment of Pompe disease.

Our Strengths

Our key strengths include the following:

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Sales growth of RUCONEST®. Sales growth in the United States of RUCONEST® for the treatment of HAE attacks has continued to increase over the last two years. We have also been building our commercial infrastructure to increase sales in our European territories, principally Germany, France and the United Kingdom. These activities have resulted in worldwide sales growth in 2019 of 25.1%, up from €135.1 million in 2018 to €169.0 million in 2019. In the United States, the growth was more marked as product sales grew to €162.7 million ($182.2 million), up 28.5% from €126.6 million ($149.3 million, at a Euro/Dollar exchange rate of 1.1793) in 2018.

•

Proven rare-disease commercialization capabilities. We have proven commercialization capabilities in the United States and are now extending our commercialization capabilities from the United Kingdom and certain western European countries to all countries of the European Union. Following re- acquisition of the commercialization rights for RUCONEST® in North America from Bausch Health Inc. in December 2016, we have successfully increased sales of RUCONEST® in the United States from an annual run rate of approximately $30 million to an annual run rate of almost $200 million against fierce competition. We recently re- acquired commercialization rights to RUCONEST® for all remaining countries of the European Union from our former partner SOBI.

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Internal pipeline of product candidates. We are focused on developing our portfolio of product candidates®, expanding rhC1INH clinical development in COVID-19, pre-eclampsia, acute kidney injury and other potential large indications and expanding our pipeline beyond rhC1INH. We are developing a new low-volume injection version of the full dose of RUCONEST® which can potentially be used for future clinical trials for intravenous, intramuscular or subcutaneous delivery, to improve convenience of therapy. Additionally, we recently enhanced our pipeline through a development collaboration and license agreement that we entered into with Novartis in August 2019 to develop and commercialize leniolisib, a small molecule phosphoinositide 3-kinase delta (PI3K delta) inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome, or APDS.

•

Transgenic Production Platform Technology. Our unique, scalable, reproducible methodology is a GMP validated process for the production of high-quality recombinant human proteins. The process is supported by clinically proven safety and efficacy data, which demonstrate lower immunogenicity compared with current cell-line or plasma fractionation-based methods. Through our proprietary transgenesis method, we are able to make complex therapeutic proteins which are often difficult to make in other types of bioreactors and which are accepted as human by the body. We have optimized our platform to allow us to generate large quantities of recombinant proteins in a controlled, easily transferrable and scalable fashion.

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Data exclusivity, know-how and intellectual property. Our innovative approach to each and every stage of the process, from concept through to treatment, and our methods are protected by know-how and data exclusivity in Europe until 2025 and in the United States until July 16, 2026. Intellectual property is mainly related to the use of rhC1INH in certain indications.

Our Strategy

Our goal is to be a leading biopharmaceutical company focused on offering treatment options for patients with unmet medical needs, focused on rare diseases. Our three-pillar strategy for achieving our goal is:

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Continuing to grow sales of RUCONEST® through further country launches and increasing acute HAE attack treatment market share. We have fully transitioned commercialization of RUCONEST® in major international markets to our own commercialization organization, including our own sales force. This pertains to the United States, the United Kingdom and the European Union. RUCONEST® is being sold in South Korea, Israel and certain Central and South American countries through our distributor network.

•	Expanding indications for rhC1INH and clinical development and commercialization of new recombinant human proteins using our platform technology.

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Developing rhC1INH for additional large unmet indications. We are currently developing rhC1INH for the treatment of several indications with unmet medical need, including severe pneumonia resulting from COVID-19 infection, acute kidney injury and pre-eclampsia.

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Developing next-generation RUCONEST®. We are developing more convenient next-generation forms of RUCONEST® in order to address the needs of patients with HAE. In particular, we are developing a new low-volume injection version of the full dose of RUCONEST® which can be used in future clinical trials for intravenous, intramuscular or subcutaneous delivery to increase convenience of treatment.

○

Leverage our transgenic manufacturing technology to develop next-generation protein replacement therapies. We will continue to leverage our transgenic manufacturing technology to develop next-generation protein replacement therapies, such as our product candidate for Pompe disease. We believe protein replacement therapies that are manufactured utilizing our transgenic technology may be less immunogenic than current therapies, which are manufactured using traditional biologic cell-line approaches.

•	In-licensing or acquiring drug candidates that are in the late-stages of clinical development and that can potentially leverage the Company’s commercial infrastructure

○

Developing leniolisib for the treatment of ADPS. In 2019, we entered into a collaboration with Novartis, pursuant to which we acquired rights to market leniolisib. Leniolisib is currently being studied in a Phase 2/3 clinical trial in patients with ADPS. If the trial is successful, and leniolisib is approved, we will leverage our immunologist-focused sales and marketing infrastructure in the United States, the United Kingdom and the European Union for commercialization.

○

Developing or acquiring new programs or companies that can be commercialized using our sales and marketing infrastructure. We intend to continue our search to develop acquire new programs that will be synergistic with our own commercialization organization and its expertise and experience. We acquired leniolisib from Novartis in 2019 in furtherance of this strategy. We will continue to evaluate additional opportunities to expand our pipeline through acquisitions of complementary programs or companies.

Our Products and Product Candidates

RUCONEST®

Our lead product, RUCONEST® is the first and only rhC1INH protein replacement therapy that is approved for the treatment of acute hereditary angioedema, or HAE, attacks. HAE is a rare genetic condition that occurs in between approximately 1 in 10,000 to 1 in 50,000 people worldwide. In the United States, the market for acute treatment is estimated to be between 7,000 and 8,000 patients for both acute and prophylactic treatment. Our revenues from the sale of RUCONEST® were €169.0 million and €135.1 million for the years ended December 31, 2019 and 2018, respectively, and €             million and €122.8 million for the nine month period ended September 30, 2020 and 2019, respectively.

C1INH Protein Biology

Inside the body, C1INH works by inhibiting the formation of the most important complexes at the top of the complement system and in the contact pathway. The complement system, sometimes known as the complement cascade, is a major component of the immune system, responsible for certain immune-mediated inflammation reactions, including most reactions that cause vascular edema (swelling). Inflammation enables the movement of immune cells through vascular leakage of plasma into tissues that are normally difficult to access. Inflammation also raises the local temperature to activate immune defense mechanisms and inhibit pathogen chemistry. The complement cascade and the contact activation pathway also enhance the ability of antibodies and phagocytic cells (a type of white blood cells) to clear microbes and damaged cells from our bodies, and attack the cell membranes of pathogens.

The complement system can be recruited and brought into action by antibodies and other challenge triggers generated by the adaptive immune system. The complement system consists of a number of complex proteins found in the blood, in general synthesized by the liver, and normally circulating as inactive precursors (pro-proteins). When stimulated by one of several triggers, enzymes called proteases cleave specific proteins to release active fragments called cytokines which initiate an amplifying cascade of further cleavages. The end result of this complement activation cascade is stimulation of the phagocytes to clear foreign and damaged material, inflammation to attract and enable the movement of additional phagocytes, and activation of the cell-killing membrane attack complex.

Over 30 proteins and protein fragments make up the complement system, including plasma proteins and specific cell membrane receptors. Once the complement cascade has been triggered, the body also produces a counter-protein, C1INH to start to slow the reaction down. The rate at which the reaction can be slowed down is constant as the body can only produce up to a maximum level of C1INH. This means that serious trigger events can take much longer to resolve than minor ones, because the level of C1INH existing in the plasma, as well as new production can meet the demands of minor releases of cytokines more quickly than major releases.

The most powerful releases of cytokines, sometimes known as “cytokine storms”, can occur so fast that a fatal “shock” reaction or severe damage to organs occurs before the C1INH production can bring the release under control. This dynamic is thought to play an important role in many disease conditions and injury situations, where inflammation or vascular leakage running out of control are responsible for many of the symptoms of those conditions. It can be these resulting symptoms that do the most damage.

rhC1INH may also be useful in the body’s recovery from hypoxic situations, where blood has not been able to circulate properly to bring oxygen to various tissues. The detrimental effects of such hypoxia can be exacerbated upon reperfusion with blood by local activation of the complement cascade caused by the reperfusion itself. In some of these conditions, therefore, there may be a role to play for externally administered C1INH which could act to normalize that situation more quickly, allowing the body to have a less dangerous or more measured response, or to prevent the symptoms entirely. While C1INH is unlikely to cure the underlying problem, this extra supply might allow for the damage caused or even the risk of death to be reduced and/or delayed long enough for the problem to be resolved either naturally or through the intervention of the patient’s physician team.

We have developed the only plasma-free recombinant human C1INH commercial product. Our rhC1NH product has been approved for the treatment of acute HAE attacks, and we and our collaborators are studying rhC1INH for the treatment of other large and unmet indications, including COVID-19, certain acute kidney injuries and pre-eclampsia.

HAE

HAE is a rare genetic disorder in which the patient’s body is unable to manufacture sufficient amounts of a fully functioning version of C1 esterase inhibitor, a protein which is responsible in the body for stopping inflammatory responses to antigen or situation challenges and associated swelling at an appropriate point in the challenge cycles. Abdominal attacks cause abdominal swelling and vomiting, potentially leading to misdiagnosis and unnecessary surgery, and swelling of the skin can lead to disfigurement, disability and pain. Untreated, attacks can last between 48 and 120 hours and can be fatal, especially if the swelling starts at or reaches the throat area. Estimates of the prevalence of the disease vary between 1 in 10,000 and 1 in 50,000, depending on the genetic diversity of the population. Although acute attacks usually begin to be noticed in childhood or adolescence, due to the disorder’s rarity, the condition is often not correctly diagnosed for several years. The condition is stress-related, and there can be considerable variability in the incidence of attacks even within one patient’s year, depending on the stresses they encounter during the year. The frequency of HAE attacks varies between patients, from extreme cases with two to three attacks per week to milder cases with a few attacks per year, with patients experiencing an average of approximately 27 swelling attacks per year.

The figure above demonstrates the importance of C1INH on the complement cascade, and its significance for HAE

We are currently marketing RUCONEST® in the United States, the United Kingdom, and the European Union through our own internal commercialization organization, and RUCONEST® is being sold in South Korea, Israel and certain Central and South American countries through our distributor network.

Currently, RUCONEST® has regulatory exclusivity in Europe expiring 2025 and in the United States expiring July 16, 2026.

Next-generation RUCONEST®

We are developing a new low-volume injection version of the full dose of RUCONEST® which can be used for clinical trial for intravenous, intramuscular or subcutaneous delivery to improve convenience of treatment.

Subject to approval, the new form of RUCONEST® will be tested in appropriate clinical settings for intramuscular and/or intravenous delivery. We are also exploring additional technologies aimed at painless and or convenient administration. This development program is progressing slower than previously planned, mainly due to high sales demand and patient need for RUCONEST® utilizing existing supplies of rhC1INH, which therefore could not be diverted to validate the new form manufacturing processes and for production of clinical trial materials.

Additional Development Programs for rhC1INH

COVID-19

We are currently developing rhC1INH for the treatment of severe pneumonia resulting from COVID-19 infection. COVID-19 is the disease caused by the novel coronavirus SARS-COV-2, which was declared to be a pandemic by the World Health Organization in March 2020. Systemic hyperinflammation is a hallmark of more severe stages of COVID-19 leading to acute respiratory distress syndrome, mechanical ventilation and ultimately death. We believe that complement activation may lead to a cytokine storm, a dangerous biochemical process that worsens the complications of COVID-19 infection, such as organ failure and death. Because C1INH mediates the complement cascade and inhibits the kallikrein-kinin system, we believe rhC1INH may dampen uncontrolled complement activation and collateral lung damage, reduce capillary leakage and subsequent pulmonary edema and reduce the generation of microthrombi by inhibiting MASP-1 (a human enzyme) induced clot formation and factor XII amplified thrombo-inflammation.

In April 2020, we reported encouraging results from a compassionate use program at the University Hospital Basel, Switzerland, in which four male patients and one female patient (between 53-82 years of age) with COVID-19, suffering from related severe pneumonia, who did not improve despite standard treatment, including hydroxychloroquine and lopinavir/ritonavir, had been administered rhC1INH. Following treatment, fever resolved in four of the five patients within 48 hours, and levels of C-reactive protein and the inflammatory cytokine IL-6 decreased significantly. Soon thereafter, four of the five patients were discharged from the hospital as fully recovered. One patient had increased oxygen requirement and was eventually transferred to the ICU for intubation but has also since made a full recovery.

Based on the results of the compassionate use program, enrollment commenced in a randomized, controlled, investigator-initiated clinical trial in up to 150 patients of rhC1INH for the treatment with confirmed COVID-19 infections hospitalized with related severe pneumonia at the University Hospital Basel in Basel, Switzerland. This clinical study in hospitalized patients with COVID-19 seeks to identify if the administration of additional C1 INH can control or stop the systemic hyperinflammation syndrome or cytokine storm. Once results from either an interim analysis or after all patients have been treated, headline data will be made publicly available.

Acute Kidney Injury (AKI)

We are developing a rhC1INH protein replacement therapy for the treatment of acute kidney damage resulting from contrast medium. Acute kidney injury resulting from contrast medium is a form of kidney damage which occurs in stress situations such as when a patient is injected with contrast medium as part of a contrast-enhanced examination, for example a Computed Tomography, or CT, scan. In patients who have impairment of the kidneys prior to such examinations, the difficulty in clearing the injected contrast medium can result in further kidney damage which might be reversible, or which is irreversible and requires permanent dialysis or renal transplantation. AKI is a serious and expensive complication in the contrast-enhanced examination setting, where patients are often compromised following minor or major cardiac events. When AKI occurs, it usually requires dialysis and often leads to prolonged hospitalization or intensive care, which is extremely expensive and often results in poor long-term outcomes for patients, or even death.

Contrast medium injury is responsible for 11% of cases of hospital-acquired renal insufficiency, and is the third most common cause of renal failure after impaired renal perfusion and the use of nephrotic medications. AKI from contrast media is responsible for a third of all hospital-acquired AKI. In addition, AKI affects between 1% and 2% of the general population, and up to 50% of high-risk subgroups following coronary angiography or percutaneous coronary intervention.

In October 2018, we announced positive results from a Phase 2 investigator-initiated study of rhC1INH in a double-blind, placebo-controlled clinical trial in 75 patients at risk of nephropathy resulting from contrast-

enhanced examinations. The study was led by Dr. Michael Osthoff at the University Hospital Basel, Basel, Switzerland. In the study, patients were given either rhC1INH (<84kg: 50 U/kg; >84kg: 4,200 U) or placebo (0.9% sodium chloride). In the sub-group of patients (n=38) undergoing percutaneous coronary interventions, or PCI, such as stent insertions, the intent-to-treat analysis in this group showed that patients on rhC1INH had a median increase in peak urinary Neutrophil Gelatinase-Associated Lipocalin, or NGAL, concentration within 48 hours of 1.8 ng/ml, compared with an increase of 26.2 ng/ml in the placebo arm (p=0.038). As set forth below, this corresponds to a clear difference in the median percentage change in the peak urinary NGAL level within 48 hours of 11.3% in the rhC1INH arm and 205.2% in the placebo arm (p=0.001).

Following this positive outcome, we have completed preparations for a new Phase 2b study of the effects of RUCONEST® in patients undergoing PCI accompanied by contrast-enhanced examinations. The Phase 2b study will also be initiated by us and led by Dr. Osthoff. This study was planned for the first half of 2020, but was halted due to COVID-19. Subject to COVID-19-related delays, the study is now planned to start in the fourth quarter of 2020.

Pre-eclampsia (PE)

We are developing a rhC1INH protein replacement therapy for the treatment of pre-eclampsia. Pre-eclampsia is a life-threatening multisystem disorder in pregnancies leading to maternal and neonatal mortality and morbidity, usually first detected by hypertension. Proteinuria is a common symptom. Abnormal or impaired spiral artery development between the mother and the fetus may be responsible, which may trigger the complement cascade when these spiral arteries come under stress, especially oxidative stress because of poor blood flow. Treatments include termination of the fetus or very premature birth, which is often associated with very high rates of mortality. Palliative care of the PE-damaged mother and neonatal care of premature babies can drive the costs of pre-eclampsia patients very high. Even if they can be born safely, consequences for the child can be severe, with growth restrictions, learning difficulties and moderate to severe disabilities affecting over half of such newborns.

Almost 2.5 million cases of pre-eclampsia are reported annually, with rates running at between 3% and 10% of all pregnancies in developed countries. In the United States alone, estimated annual cases of pre-eclampsia exceed 120,000. The outcome for both mother and baby can be severe. Each year, 50,000 maternal deaths are recorded for patients who proceed to full-blown eclampsia, while many more are caused by long-term irreversible damage to organs caused by pre-eclampsia while the mother carries her child before birth.

As shown in the table below, a study of C1INH levels in pregnant women have demonstrated that such women have reduced circulating C1INH levels.

Analytical data (mean ±1SD) in normal pregnancy, preeclampsia and in non-pregnant women

	(A) Normal pregnancy (n=20)	(B) Mild pre-eclampsia (n=17)	(C) Moderate pre-eclampsia (n=10)	(D) Non-pregnant women (n=20)
C1-INH activity (%)	74.3 ± 15.5	64.4 ± 14.0	55.5 ± 15.8	95. ± 10.8
C1-INH antigen (%)	68.2 ± 10.4	62.7 ± 13.3	53.1 ± 8.8	86.5 ± 12.2

We believe that protein replacement therapy with rhC1INH may slow the rate of progress of the condition and thereby reduce the level of damage that it can cause to mother and the unborn baby.

We are conducting an open label, single-arm, multi-stage, multi-center Phase 1/2 study in late-stage pre-eclampsia in the Netherlands and Australia. The study will initially be conducted to assess the tolerability and safety of treatment with RUCONEST® in 30 patients with mid- to late-stage symptomatic PE. This study was initiated in 2019, but was halted due to COVID-19. The study is now planned to resume, subject to COVID-19 related delays, in late 2020.

Leniolisib for the treatment of Activated Phosphoinositide 3-kinase Delta Syndrome

We are developing our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS. We, in partnership with our collaborator, Novartis, are currently studying leniolisib in an open label, registration-enabling Phase 2/3 trial which is currently enrolling patients in clinical sites in the United States and Europe.

APDS, is a chronic primary immunodeficiency. Primary immunodeficiencies, or PIDs, lead to immune system dysregulation with numerous complications. More than 300 gene mutations are known to cause PIDs, and the estimated prevalence of PIDs are 1 in 1,200. APDS is caused by a mutation in the PIK3CD gene that increases activity of phosphoinositide-3-kinase delta, a promoter of activity in the immune system APDS has an estimated prevalence of 1-2 patients per million. Such a mutation which increases the activity of a molecule rather than suppressing it is called a gain-of-function mutation. Individuals APDS often have lymphoproliferation and poorly functioning white blood cells, particularly B cells and T cells. Beginning in childhood, people with APDS develop recurrent infections, particularly in the lungs, sinuses, and ears. Over time, recurrent respiratory tract infections can lead to a condition called bronchiectasis, which damages the passages leading from the windpipe to the lungs, or bronchi, and can cause breathing problems. People with APDS may also have chronic active viral infections, commonly Epstein-Barr virus or cytomegalovirus infections. Sufferers also frequently develop lymphomas and other cancers. Another possible feature of activated PI3K delta syndrome is abnormal clumping of white blood cells. These clumps can lead to enlarged lymph nodes, or lymphadenopathy, or the white blood cells can build up to form solid masses, or nodular lymphoid hyperplasia, usually in the moist lining of the airways or intestines. While lymphadenopathy and nodular lymphoid hyperplasia are noncancerous, or benign, activated PI3K delta syndrome also increases the risk of developing a form of cancer called B-cell lymphoma.

Leniolisib is a small molecule inhibitor of the delta isoform of the 110 kilodalton, or kDa, catalytic subunit of class IA PI3K with immunomodulating and potentially antineoplastic activities. Leniolisib inhibits the production of phosphatidylinositol-3-4-5-trisphosphate, or PIP3. PIP3 serves as an important cellular messenger specifically activating the protein-serine/threonine kinase AKT (via PDK1) and regulates a multitude of cell functions such as proliferation, differentiation, cytokine production, cell survival, angiogenesis, and metabolism. Unlike PI3K alpha and PI3K beta which are ubiquitously expressed, PI3K delta and PI3K gamma are expressed primarily in cells that are hematopoietic in origin. The central role of PI3K delta in regulating numerous functions of cells of the adaptive immune system (B cells and T cells) as well as the innate immune system (neutrophil, mast cells, and macrophages) strongly indicates the PI3K delta is a valid and potentially effective therapeutic target for several immune diseases.

We, in partnership with our collaborator Novartis, are currently studying leniolisib in an open label, registration-enabling Phase 2/3 trial which is currently enrolling patients in clinical sites in the United States and Europe. The trial is designed to enroll 36 patients with ADPS. To date, leniolisib has proven to be safe and well tolerated in healthy subjects as well as the APDS patients during the Phase 1 first in human trial and the ongoing open label extension trial. The study was temporarily halted due to COVID-19, but has resumed. Subject to COVID-19-related delays, data is expected during the second half of 2021, followed by review by regulatory authorities during 2021 and the first half of 2022. If approved, the drug is planned to launch in the second half of 2022.

Next-Generation Enzyme Replacement Therapies

Alpha-Glucosidase, for the treatment of Pompe Disease

We are developing a next-generation alpha-glucosidase replacement therapy for the treatment of Pompe disease. Pompe disease, also known as Acid Maltase Deficiency or Glycogen Storage Disease type II, is an inherited muscular myopathy disorder caused by the build-up of a complex sugar called glycogen in the body’s cells. It affects around 1 in 40,000 people in general, varying within different ethnic groups. Pompe disease is a rare multisystem genetic disorder that is characterized by absence or deficiency of the lysosomal enzyme alpha-glucosidase, or GAA. This enzyme is required to break down, or metabolize, the complex carbohydrate glycogen and convert it into the simple sugar glucose. Glycogen is a thick, sticky substance and failure to achieve proper breakdown results in massive accumulation of lysosomal glycogen in cells, particularly in cardiac, smooth, and skeletal muscle cells.

Pompe disease is a single-disease continuum with variable rates of disease progression and different ages of onset. The infantile form is characterized by severe muscle weakness and abnormally diminished muscle tone, or hypotonia, without muscle wasting, and usually manifests within the first few months of life. Additional abnormalities may include enlargement of the heart, or cardiomegaly, the liver, or hepatomegaly, and/or the tongue, or macroglossia. Without treatment, progressive cardiac failure usually causes life-threatening complications by the age of 12 to 18 months. Pompe disease can also present in childhood, adolescence or adulthood, collectively known as late-onset Pompe disease. The extent of organ involvement may vary among affected individuals, but skeletal muscle weakness is usually present with minimal cardiac involvement. Initial symptoms of late-onset Pompe disease may be subtle and may go unrecognized for years.

We are currently studying our alpha-glucosidase therapy in IND-enabling studies.

Competition

The life sciences industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing products and new products that may become available in the future. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

Companies that complete clinical trials, obtain required regulatory authority approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage, and our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop and commercialize. Our competitors may also obtain FDA, EMA or other regulatory approval for their products more rapidly than we obtain approval, which could result in our competitors establishing a strong market position for either the product or a specific indication before we are able to enter the market. Drugs resulting from our research and development efforts or from our joint efforts with collaboration partners therefore may not be commercially competitive with our competitors’ existing products or products under development.

We consider several companies to be our current and future competitors in the HAE space, including, but not limited to, BioCryst, Kalvista, CSL Behring, and Takeda. However, other companies may also develop alternative treatments for the diseases we have identified as being potentially treated with rhC1INH. To the extent those alternative treatments are more efficacious, less expensive, more convenient or produce fewer side effects, our market opportunity would be reduced.

With regards to competition for leniolisib. We are currently not aware of any continuing development programs with regards to APDS, however, as several programs were halted in early stage of development, these could be re- started at any time and may deliver products that, if efficacious and safe, could compete successfully against leniolisib and may significantly reduce our future market opportunity.

We anticipate that we will face intense and increasing competition as new products and therapies enter the market and advanced technologies become available in both the HAE space and in upcoming pipeline projects. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, delivery, patient friendliness, price and the availability of reimbursement from government and other third-party payors.

Manufacturing

Our Transgenic Production Technology Platform

Our proprietary transgenic manufacturing technology platform is the foundation upon which we have built our company. We have developed a unique, scalable, reproducible, current Good Manufacturing, or cGMP, validated methodology for the production of high-quality recombinant human proteins. Our manufacturing process utilizes transgenic animals to produce human recombinant proteins in their milk. This process enables the production of the protein in the milk of the animals without the animals suffering or being altered in other aspects of their biology. We are leveraging this process to manufacture RUCONEST®, as well as clinical trial supplies for our rhC1INH and other protein replacement therapy product candidates.

Our Manufacturing Facilities

Once the animal lines (rabbits and cattle) are produced, we raise them at specialized facilities that incorporate protections against contamination of their environment, high standards of animal husbandry, and security. In these facilities the consistent and regulated handling of animals is carefully monitored. The resulting milk goes through several stage of cGMP processes. The “downstream” processes includes the purification, involving standard technologies such as various chromatography and filtration steps, followed by formulation and sterile filling into lyophilized powder product in vials ready for reconstitution. As the demand for RUCONEST® and the needs of our clinical trials continue to increase, we have and continue to invest substantially in expanding all of these capabilities. We have entered into downstream manufacturing and supply agreements with, among others, Sanofi and BioConnection for the production of rhC1INH, the drug substance of RUCONEST®. We are also in the process of developing additional upstream manufacturing facilities of our own and have also initiated the design stage for the construction of our first purification plant. In the future, if successful with development of any of the subsequent indications for rhC1INH, additional facilities may have to be built or rented and we may also have to contract additional (downstream) purification capacity beyond that. As we continue to expand the capacity and range of products, it is uncertain whether and to what extent we will be able to develop such capabilities or enter into such partnerships or agreements on a timely basis and on acceptable terms. Even if a partnership or agreement has been concluded, the possibility exists that these partners fail to live up to the agreements made with them or that we are unable to maintain such agreements. A failure to develop and/or sufficiently contract additional manufacturing capacity on a timely basis could have significant detrimental consequences for our business, financial position, results of operations, prospects and as result of that may also have a negative effect on the market price of our shares.

Intellectual Property

Patents

Patents, know how, trade secrets and other intellectual property rights are important to the success of our business. We use patents and licensing to protect our products and technology and are careful to develop products that don’t infringe on the intellectual property rights of third parties. Currently, we have several patent applications granted and pending in jurisdictions including the United States, Europe and Japan. The patent positions of pharmaceutical companies can be uncertain and may involve complex legal and factual questions.

It is uncertain whether pending patent applications will be successful, that these patents will afford adequate protection and that the existing patents will not be challenged. Failure to obtain patents may result in expensive and protracted proceedings to defend our proprietary rights.

The success of our company also depends, in part, on the ability of our licensors to obtain, maintain and enforce their intellectual property rights to the extent required for us to develop and commercialize our products.

We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business, including seeking, maintaining, enforcing and defending patent rights and protecting our related know-how for our technology platform and related therapeutics and processes, whether developed internally or licensed to or from third parties. Our success will depend on our ability to obtain and maintain patent and other protections including data/market exclusivity for our product candidates and platform technology, preserve the confidentiality of our know-how and operate without infringing the valid and enforceable patents and proprietary rights of third parties. See the “Risk Factors – Risks Related to Intellectual Property” section of this prospectus.

Our policy is to seek to protect our proprietary position early, generally by filing an initial priority filing in the European Patent Office. This is followed by the filing of an international patent application under the Patent Cooperation Treaty, or PCT, claiming priority from the initial application(s) and then filing regional and national applications for patent grant in territories including, for example, the United States and Europe. In each case, we determine the strategy and territories required after discussion with our patent attorneys, and, where applicable, collaboration partners so that we obtain relevant coverage in territories that are commercially important to our technologies and product candidates. With respect to our product candidates and related methods that we intend to develop and commercialize in the normal course of business, we will seek patent protection covering formulation, the indicated use, and the method of administration. We may also pursue patent protection with respect to manufacturing and drug development processes when possible. We intend to additionally rely on data exclusivity, market exclusivity, other regulatory exclusivities and patent term extensions when available. We also rely on trade secrets and know-how relating to our underlying platform technology and product candidates. In each case, we seek to balance the value of patent protection against the advantage of keeping know-how confidential.

Issued patents can provide exclusivity on claimed subject matter for varying periods of time, typically starting on the date of patent grant and expiring at the end of the legal term of a patent in the country in which it is granted. From the date of filing, provisional protection is present to the scope of the later granted claims. In general, patents provide exclusionary rights for 20 years from the filing date of a non-provisional patent application in a particular country, or for a PCT international patent application, from the international filing date, assuming all maintenance fees are paid. In some instances, patent terms may be increased or decreased, depending on the laws and regulations of the country or jurisdiction that grants the patent. In the United States, a patent term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee. A U.S. patent’s term may be lengthened by a patent term adjustment which compensates a patentee for administrative delays by the USPTO in granting a patent. The patent term of a European patent is 20 years from its filing date, which, unlike in the United States, is not subject to patent term adjustments in the same way as U.S. patents. When using a priority filing, the priority year can be added to the patent term of 20 years from the filing; the patent term may thus be 21 years from the priority date.

The level of protection afforded by a patent may vary and depends upon many factors, including the type of patent, the scope of its claim coverage, claim interpretation and patent law in the country or region that granted the patent, the validity and enforceability of the patent under such laws, and the availability of legal remedies in each particular country.

In certain regions or countries, regulatory-related patent extensions may be available to extend the term of a patent that claims an approved product or method. Regulatory-based patent term extensions allow patentee to recapture a portion of patent term effectively lost as a result of the regulatory review period for a product candidate. The term of a United States patent that covers an FDA-approved drug or biologic, for example, may be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe, Japan and other jurisdictions to extend the term of a patent that covers an approved drug, for example Supplementary Protection Certificates in Europe. In particular, a maximum of five and a half years of supplementary protection can be achieved in Europe for an active ingredient or combinations of active ingredients of a medicinal product protected by a basic patent, if a valid marketing authorization exists (which must be the first authorization to place the product on the market as a medicinal product) and if the product has not already been the subject of supplementary protection. In the future, if and when our additional products receive FDA approval, we expect to apply for regulatory patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions in certain jurisdictions based on an approved product or method, but such extensions may not be available and therefore its commercial monopoly may be restricted solely to patent term.

As of September 17, 2020, we solely owned 147 granted patents, of which 8 are U.S.-issued, and 33 pending patent applications, of which 2 are U.S. pending patent applications. Commercially or strategically important non-U.S. jurisdictions in which we hold issued or pending patent applications include (in addition to Europe): the United Kingdom, China, Japan, Canada, Israel, Australia and New Zealand. We also have exclusive license to 218 patents and patent applications from Novartis related to leniolisib.

Our granted patents and pending patent applications include the making of C1INH in the milk of transgenic mammals. In addition, our pending patent applications also include claims for the use of C1INH in pre-eclampsia.

Our current patent application family directed to C1INH in the milk of transgenic mammals expires in 2026 in the United States by patent term extension; the regular expiry dates in the rest of the world is 2021; in Europe there is patent term extension until 2025 in some countries. Our current patent families covering use of C1INH in pre-eclampsia, if and when granted, would not be expected to expire until at least 2039.

Trademarks

We currently have registered trademarks in the EU, the United States and key international markets we intend to focus on for our company name “Pharming” with the associated logo, as well as on “RUCONEST®” with its associated logo. We have obtained trademark protection for other marks, including ones for potential names of certain products in development. With the assistance of outside counsel we regularly assess which marks we should register and where, and we have effective systems to ensure that renewals are timely filed. We also maintain watch services and ensure that our marks are not being infringed internationally.

Material Agreements

Novartis Development Collaboration and License Agreement

We entered into a development collaboration and license agreement with Novartis to develop and commercialize leniolisib, a small molecule phosphoinositide 3-kinase delta (PI3K delta) inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome (“APDS”). Under the terms of the agreement, we paid Novartis an upfront amount of $20 million for the program.

Sales and Marketing

We currently employ sales and marketing teams in the United States, countries of the European Union and United Kingdom. In addition, we utilize commercialization partners for the sale of RUCONEST® in South Korea, Israel and certain parts of Central and South America.

Government Regulation and Product Approval

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and non-U.S. statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the drug development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending NDA or BLA, withdrawal of an approval, imposition of a clinical hold, issuance of warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled clinical trials, in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for each indication;

•	payment of user fees;

•	submission to the FDA of an NDA or BLA;

•

satisfactory completion of an FDA advisory committee review, if applicable; satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of an FDA inspection of selected clinical sites to assure compliance with GCPs and the integrity of the clinical data; and

•	FDA review and approval of the NDA or BLA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some nonclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must continue to oversee the clinical trial while it is being conducted.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In Phase 1, the drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an initial indication of its effectiveness. In Phase 2, the drug typically is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. In Phase 3, the drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the safety and efficacy of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted, at least annually, to the FDA, and more frequently if SAEs occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements, or if the drug has been associated with unexpected serious harm to patients.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA or BLA for a new molecular entity, respectively biological entity, review and act on the submission. This review typically takes twelve months from the date the NDA or BLA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act, certain NDAs, BLAs or supplements to an NDA or BLA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs or BLAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA or BLA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP requirements.

The testing and approval process for an NDA or BLA requires substantial time, effort and financial resources, and takes several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval of an NDA or BLA on a timely basis, or at all.

After evaluating the NDA or BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA or BLA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000, there is no reasonable expectation that sales of the drug in the United States will be sufficient to offset the costs of developing and making the drug available in the United States. Orphan drug designation must be requested before submitting an NDA or BLA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If the FDA approves a sponsor’s marketing application for a designated orphan drug for use in the rare disease or condition for which it was designated, the sponsor is eligible for a seven-year period of marketing exclusivity, during which the FDA may not approve another sponsor’s marketing application for a drug with the same active moiety and intended for the same use or indication as the approved orphan drug, except in limited circumstances, such as if a subsequent sponsor demonstrates its product is clinically superior. During a sponsor’s orphan drug exclusivity period, competitors, however, may receive approval for drugs with different active moieties for the same indication as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different indications. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for a drug with the same active moiety intended for the same indication before we do, unless we are able to demonstrate that grounds for withdrawal of the orphan drug exclusivity exist, or that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity.

Post-approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications, manufacturing changes or other labeling claims, are subject to further testing requirements and prior FDA review and approval. There also are continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as application fees for supplemental applications with clinical data.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market.

Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs, BLAs or supplements to approved NDAs, BLAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label, although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Federal and State Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws and regulations restrict business practices in the biopharmaceutical industry. These laws may impact, among other things, our current and future business operations, including our clinical research activities, and sales, marketing and education programs and constrain the business or financial arrangements and relationships with healthcare providers and other parties through which we market, sell and distribute RUCONEST® and other products for which we obtain marketing approval. These laws include anti-kickback and false claims laws and regulations, data privacy and security, and transparency laws and regulations, including, without limitation, those laws described below.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Federal false claims laws, including the federal civil False Claims Act, prohibits any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Additionally, pharmaceutical and other companies also have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus non-reimbursable, uses.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements on certain types of individuals and entities, including covered entities (health plans, health clearinghouses, and certain healthcare providers) and their business associates and their subcontractors relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which are not pre-empted by HIPAA, differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians, as defined by such law, and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by the physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its relationships with physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year.

We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, as well as state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Additionally, certain state and local laws require the registration of pharmaceutical sales representatives.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, disgorgement, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Coverage and Reimbursement

The future commercial success of RUCONEST©, and our our product candidates or any of our collaborators’ ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidates. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the European Union, or EU, and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.

Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for medical products. For example, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Additionally, coverage policies and third-party reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for RUCONEST and product candidates or exclusion of RUCONEST or our product candidates from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for RUCONEST and our product candidates in whole or in part.

There have been several U.S. government initiatives over the past few years to fund and incentivize certain comparative effectiveness research, including creation of the Patient-Centered Outcomes Research Institute under the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. If third-party payors do not consider RUCONEST or our product candidates, once approved, to be cost-effective compared to other available therapies, they may not cover such products as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our product on a profitable basis.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. On July 24, 2020, the Trump administration announced four executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals, including a policy that would tie Medicare Part B drug prices to international drug prices; one that directs HHS to finalize the Canadian drug importation proposed rule previously issued by HHS and makes other changes allowing for personal importation of drugs from Canada; one that directs HHS to finalize the rulemaking process on modifying the anti-kickback law safe harbors for discounts for plans, pharmacies, and pharmaceutical benefit managers; and one that reduces costs of insulin and epipens to patients of federally qualified health centers. While some of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. These and other healthcare reform initiatives may result in additional reductions in Medicare and other healthcare funding. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic. For example, on August 6, 2020, the Trump administration issued another executive order that instructs the federal government to develop a list of “essential” medicines and then buy them and other medical supplies from U.S. manufacturers instead of from companies around the world, including China. The order is meant to reduce regulatory barriers to domestic pharmaceutical manufacturing and catalyze manufacturing technologies needed to keep drug prices low and the production of drug products in the United States.

Foreign Corrupt Practices Act, Dutch anti- bribery laws and Other Laws

The FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

Our operations are also subject to non-U.S. anti-corruption laws such as Dutch anti-bribery laws as contained in the Dutch Criminal Code (Wetboek van Strafrecht). These laws generally prohibit companies and persons (including us and our employees) and intermediaries from offering, providing, requesting or accepting, directly or indirectly, a gift promise or service, or anything else of value, to or from domestic or foreign government officials or to or from other persons employed or acting as an agent in relation to an act or omission to be committed or having been committed in the official’s office or, as it concerns other persons employed or agents, in violation of the other person’s duty.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the Netherlands and the United States and authorities in the European Union, including, for example, applicable export control regulations, trade and economic sanctions and embargoes on certain countries, persons, groups, entities, projects or activities, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as trade control laws.

Failure to comply with the FCPA, Dutch anti-bribery laws and other anti-corruption laws and trade control laws could subject us and others involved to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses.

Review and Approval of New Drug Products in the European Union

In the European Union, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic-cell therapy products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to regenerate, repair or replace a human tissue. RUCONEST® is regulated as ATMPs in the European Union. There is legislation at a European Union level relating to the standards of quality and safety for the collection and testing of human blood and blood components for use in cell-based therapies, which could apply to our products. Additionally, there may be local legislation in various European Union Member States, which may be more restrictive than the European Union legislation, and we would need to comply with such legislation to the extent it applies.

Clinical Trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on Good Clinical Practices, or GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of ATMPs. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is currently expected to take effect in 2021, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

During the development of a medicinal product, the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance (also known as drugs safety) plans and risk-management programs. Given the current stage of the development of our product candidates, we have not yet sought any such advice from the EMA. However, to the extent that we do obtain such scientific advice in the future, such advice will, in accordance with the EMA’s policy, be not legally binding with regard to any future marketing authorization application of the product concerned.

Marketing Authorizations

In order to market a new medicinal product in the European Union, a company must submit and obtain approval from regulators of a marketing authorization application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product.

The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the EEA (i.e., the European Union as well as Iceland, Liechtenstein and Norway). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions, and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

The Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain and maintain approval for any of our product candidates.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days. This excludes so-called clock stops, during which additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. At the end of the review period, the CHMP provides an opinion to the European Commission. If this is opinion favorable, the Commission may then adopt a decision to grant an MA. In exceptional cases, the CHMP might perform an accelerated review of an MAA in no more than 150 days. This is usually when the product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances”. Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

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the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

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the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and

•

the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need, and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The European Union medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.

Data Exclusivity

Marketing authorization applications for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved. There is no guarantee that a product will be considered by the EU regulatory authorities to be a new active substance, and products may not qualify for data exclusivity.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the European Union. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Pediatric Development

In the European Union, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, covering all subsets of pediatric population, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a deferral or waiver applies, (for example, because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Post-Approval Controls

The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

Pricing and Reimbursement in the European Union

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost effectiveness of a particular product candidate to currently available therapies (so-called health technology assessments) in order to obtain reimbursement or pricing approval. In general, governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other EU Member States allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Pricing outside of the USA and European Union

Outside the USA and European Union and the territories where our distributors are active, no commercialization exists, except providing the product on a name patient basis.

Employees

As of September 30, 2020, we had 258 employees. Of these employees, 134 employees are engaged in research and development activities. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages.

Facilities

In Leiden, the Netherlands, we have our administrative offices (including laboratories) and offices for executive management located on Darwinweg 24 2333 CR Leiden and Vondellaan 47 2332 AA Leiden, respectively.

The office spaces on Darwinweg 24 2333 CR Leiden, the Netherlands have a lease term through 2026. The office spaces on Vondellaan 47 2332 AA Leiden have a lease term through 2029. In addition, we also lease regional offices in the United States, located on 10 Independence Boulevard Warren, New Jersey with a lease until 2025.

In addition to our office spaces, we own a production facility in the province of Noord-Brabant, the Netherlands; we lease a production facility in the province of Noord-Brabant, the Netherlands; a (cattle) facility in the province of Zuid-Holland, the Netherlands, and; a research and development facility near Paris, France.

We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

Legal Proceedings From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business.

As from October 2016 we commercialize RUCONEST® directly in France. We have been notified by the French Committee for Health Care Products, or CEPS, that we are obliged to refund approximately €750,000 in connection with sales of RUCONEST® in 2018 pursuant to pre-agreed pricing arrangements with our former licensee. As we were not party to such agreement, we are currently in a procedure opposing this claim.

MANAGEMENT

Board Structure

Currently, we have a two-tier board structure consisting of a board of management (bestuur) and a separate board of supervisory directors (raad van commissarissen). In connection with the listing of our ADSs on Nasdaq as contemplated by this prospectus, we intend to convert our two-tier board structure into a one-tier board structure, with a single board of directors consisting of executive directors and non-executive directors, pursuant to a deed of amendment to our articles of association. This deed of amendment shall be executed shortly before the listing of our ADSs on Nasdaq. We refer to this reorganization in this prospectus as the “corporate reorganization”. Upon the completion of the corporate reorganization, our Chief Executive Officer will serve as our executive director. Unless specifically stated otherwise, this prospectus assumes the completion of the corporate reorganization.

Our management team is formed by our managing directors together with our executive officers. Upon the completion of the corporate reorganization, our management team will be formed by our executive directors and our executive officers.

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors following the corporate reorganization, including their ages, as of                , 2020. Our executive directors are also executive officers.

Name	Age	Position(s)	Term Expiring
Executive Directors:
Sijmen de Vries, MD MBA	60	Chief Executive Officer	2021
Executive Officers:
Bruno M.L. Giannetti, MD PhD	68	Chief Medical Officer	2021
Anne-Marie de Groot	39	Senior Vice President, Organizational Development
Mireille Sanders, MSc	51	Senior Vice President, Operations
Stephen Toor	49	Senior Vice President and General Manager Pharming America
Non-Executive Directors:
Paul Sekhri	62	Chairperson	2023
Juergen H.L. Ernst, MBA (1)(2)(3)	81	Vice Chairperson	2021
J. Barrie Ward, PhD (2)(3)	81	Member	2021
Deborah Jorn, MBA (1)(2)	62	Member	2023
Aad de Winter, LLM (1)(3)	67	Member	2021
Barbara Yanni	66	Director Nominee
Mark Pykett	56	Director Nominee

(1)	Member of the Audit Committee
(2)	Member of the Remuneration Committee
(3)	Member of the Corporate Governance Committee

Executive Directors

Sijmen de Vries, MD MBA. Dr. De Vries has been our Chief Executive Officer since 2008 and he has also served in the capacity of interim Chief Financial Officer since May 2020, and he will continue in such interim capacity until we complete our search for a new Chief Financial Officer. Prior to joining Pharming, Dr. De Vries was the CEO of 4-Antibody and Morphochem AG. Dr. De Vries also held senior business and commercial positions at Novartis, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals plc. Dr. De Vries holds an MD degree from the University of Amsterdam and an MBA in General Management from Ashridge Management College (UK). Dr. De Vries is also a non-executive director of Midatech Pharma plc.

Executive Officers

Bruno M.L. Giannetti, MD PhD. Dr. Giannetti has been our Chief Medical Officer since 2019. Dr. Giannetti served as our Chief Operating Officer from 2006 until 2019. Prior to joining Pharming in 2006, Dr. Giannetti was the CEO of AM Pharma B.V., President and founder of CRM Clinical Trials GmbH (now Topcro GmbH) and

President and CEO of Verigen AG. He has served as senior management consultant for pharmaceutical R&D projects at Coopers & Lybrand (in Switzerland and the UK). Dr. Giannetti was also worldwide Vice-President Marketing and Medical Information at Immuno, Austria and Head of Clinical Research at Madaus AG. Dr. Giannetti holds a PhD in Chemistry and a MD PhD degree in Medicine from the University of Bonn and has been appointed visiting Professor at the Pharmaceutical Faculty of the University of Seville (Spain).

Anne-Marie de Groot, M.A. Ms. De Groot has been our Senior Vice President, Organizational Development since 2016. From 2014 to 2015, Ms. De Groot was our Director of Corporate Development. Prior to 2014, Ms. De Groot held various positions at Randstad, Janssen Pharmaceuticals and Pharming. She holds a Bachelor in Social Work and a Bachelor in Human Resources Management from Hogeschool Leiden.

Mireille Sanders, MSc. Mrs. Sanders has been our Senior Vice President, Operations since 2019. From 2016 until 2019, Ms. Sanders served as Head of Clinical Supply Chain Strategic Management and Systems at Janssen Pharmaceuticals, a Johnson & Johnson company. Prior to Janssen, Ms. Sanders held senior positions at MSD/Merck, from 2007 until 2015. She holds a MSc in Chemical Engineering from the Technical University Eindhoven in the Netherlands.

Stephen Toor. Mr. Toor has served as President and General Manager of Pharming Healthcare, our US operations, since 2020. From 2017 to 2020, Mr. Toor was the Senior Vice President and General Manager, US. Prior to Pharming, Mr. Toor was Senior Director, Sales and Marketing – Immunology, Orphan and Mature Brands at Bausch Health (formerly Valeant) from 2013 to 2016. Prior to 2013, Mr. Toor held positions at Pharmacia/Pfizer and ScheringPlough/Merck. He holds a BA (Hons) in European and American History from Manchester Metropolitan University.

Non-Executive Directors

Paul Sekhri. Mr. Sekhri has been the Chairman of our Board of Directors since 2016 and has served as a director since 2015. Mr. Sekhri was appointed the President and CEO of eGenesis, Inc. in January 2019. Prior to joining eGenesis, Inc., Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018. From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care at Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of Veeva Systems Inc. and Ipsen S.A., and Chairman of the Board of Compugen Ltd. and Petra Pharma Corporation. Additionally, Mr. Sekhri is on the Board of Directors of the TB Alliance, and, as an avid classical music enthusiast, is on the Boards of The Metropolitan Opera, The Knights and the English Concert in America. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall.

Juergen H.L. Ernst, MBA. Mr. Ernst has served as a director since 2009. Mr. Ernst has extensive senior level experience in the field of pharmaceutical development and marketing. From 1969 until 1989 he held several positions at KaliChemie AG (subsidiary of Solvay SA), including Head of Pharmaceutical Marketing and Head of Pharmaceutical Division. In 1989, Mr. Ernst continued his career at Solvay and held several positions until he retired in 2004. Amongst others, Mr. Ernst was chairman of the supervisory board of Aeterna Zentaris Inc., member of the board of Pharmaceutical Division, CEO of Health Divisions, General Manager Pharmaceutical Sector and supervisory director and member of the Executive Committee. Mr. Ernst holds an ISMP Degree from Harvard University and an MBA from the University of Cologne.

J. Barrie Ward, PhD. Dr. Ward has served as a director since 2007. Dr. Ward has held senior management positions in the UK, US and Singapore at several pharmaceutical and biotechnology companies, including Glaxo

Group Research Ltd, Virus Research Institute Inc., Avant Immunotherapeutics Inc. and KuDOS Pharmaceuticals Ltd. and board positions at Cancer Research Technology Ltd., Spirogen SARL, CellCenteric Ltd. and BergenBio AS. His most recent senior management position was CEO of KuDOS Pharmaceuticals Ltd, which was sold to AstraZeneca in 2006. Mr. Ward holds a PhD in microbiology from the University of Bath, UK.

Deborah Jorn, MBA. Ms. Jorn has served as a director since 2019. Ms. Jorn was Executive Vice President of Corporate and Commercial Development at Eyepoint Pharmaceuticals from 2016 to 2018. Prior to joining Eyepoint, she was Executive Vice President and Group Company Chair at Bausch Health (formerly Valeant Pharmaceuticals) where she led the dermatology, gastroenterology and HAE businesses. Ms. Jorn was Chief Global Marketing Officer at Bausch & Lomb prior to its acquisition in 2013 by Bausch Health where she led the launch of several new products and the integration of Ista Pharmaceuticals following acquisition. Previously, she was Group Vice President of Women’s Healthcare and Fertility (2008-2010) and Allergy and Respiratory (2004-2008) at Schering Plough Corporation prior to its acquisition by Merck and Co., Inc. Ms. Jorn was also at Johnson & Johnson as the Worldwide Vice President of Internal Medicine and Early Commercial input. She began her career at Merck and for more than 20 years held roles of progressive responsibility in various functional areas including R&D, Regulatory and Sales and Marketing. Ms. Jorn also serves on the board of directors of Viveve Medical, Inc. and she served as a member of the board of directors of Orexigen Therapeutics, Inc. from May 2016 until July 2018.

Aad de Winter, LLM. Mr. De Winter has served as a director since 2009. Mr. De Winter began his career at AMRO Bank in 1980. He worked in the areas of capital markets, investment banking and institutional investor relationship management. In 1990, Mr. De Winter became senior Advisor Corporate and Institutional Finance at NIBC (formerly De Nationale Investerings Bank). As of 1998, Mr. De Winter was at NYSE Euronext (now Euronext), Amsterdam responsible for advising and admitting companies to the stock exchange in Amsterdam as Director Listing & Issuer Relations. As of January 2009, until July 2015, Mr. De Winter was an Associate Partner at First Dutch Capital, Amsterdam and from 2008 to end of 2013, he was a member of the China and India working group at the Holland Financial Centre which was, inter alia, focused on attracting Chinese and Indian companies to a (cross) listing on Euronext Amsterdam. Since 2010 he is an Associate Partner at Nederlandsche Participatie Exchange (NPEX), an innovative online financing and trading platform for securities of SME companies. Mr. De Winter has more than three decades of experience in assisting companies with stock exchange listings for various capital markets instruments. He holds a law degree from Erasmus University, Rotterdam, specializing in corporate law.

Barbara Yanni. Ms. Yanni has served as a board observer and has been nominated to be a member of the Board of Supervisory Directors. Ms. Yanni was Vice President and Chief Licensing Officer at Merck & Co. (MRK), a pharmaceutical company, from November 2001 until her retirement in March 2014. Prior to this, Ms. Yanni served in various roles at Merck including in corporate development, financial evaluation, and tax. Ms. Yanni currently serves on the board of directors of two public biotech companies: Trevena, Inc. and Vaccinex, Inc. Ms. Yanni earned a J.D. from Stanford Law School and an A.B. from Wellesley College. She also holds a Masters of Law in Taxation from New York University. Before joining Merck in 1985 Barbara was a tax lawyer in New York City.

Mark Pykett, VMD, PhD. Dr. Pykett has been nominated to be a member of the Board of Supervisory Directors. Dr. Pykett has been the Chief Scientific Officer of PTC Therapeutics, Inc. since 2018. Dr. Pykett was the President and Chief Executive Officer of Agilis Biotherapeutics from 2014 until its acquisition by PTC Therapeutics in 2018. Prior to Agilis, Dr. Pykett served as CEO of Navidea Biopharmaceuticals, President of Alseres Pharmaceuticals, President of Cygenics, and President and CEO of Cytomatrix. Dr. Pykett holds a PhD in Molecular Biology from the University of Pennsylvania, a VMD from the University of Pennsylvania School of Veterinary Medicine and a B.A. in Biology from Amherst College.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

•	Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

•

Exemption from Section 16 under the Exchange Act, which requires insiders to file public reports of their securities ownership and trading activities and provides for liability for insiders who profit from trades in a short period of time;

•

Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

•	Exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;

•

Exemption from the requirement that our board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of director’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c) (3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to Dutch requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. For an overview of differences between corporate governance principles for a Netherlands public company such as us and those that are applicable to a Delaware corporation, see “Description of Share Capital and Articles of Association-Differences in Corporate Law.”

Committees of our board of directors

The board of directors has appointed from among its non-executive members an audit committee, a remuneration committee and a corporate governance committee.

Audit Committee

The audit committee consists of Mr. De Winter (Chairperson), Mr. Ernst, and Ms. Jorn. The tasks performed by the audit committee include supervision of the operation of our internal risk management and control systems, including supervision of the enforcement of the relevant legislation and regulations, and supervising the operation of codes of conduct; the provision of financial information by Pharming (such as choice of accounting policies, application and assessment of the effects of new rules, information about the handling of estimated items in the annual accounts, forecasts and work of external auditors); compliance with recommendations and observations of our external auditor; our policy on tax planning; relations with our external auditor, including, in particular, his independence, remuneration and any non-audit services for Pharming; our financing; and the applications of information and communication technology (ICT). The composition of our audit committee is consistent with the best practice provisions of the DCGC.

The audit committee will be governed by a charter that complies with applicable Nasdaq rules, which charter will be posted on our website prior to the listing of our ADSs on Nasdaq.

Remuneration Committee

The remuneration committee consists of Ms. Jorn (Chairperson), Mr. Ward and Mr. Ernst. The tasks performed by the remuneration committee include the preparation of proposals to our board of directors for our remuneration policy; the preparation of proposals for the compensation of the individual members of our board of directors; and preparing our remuneration report to be included in our annual report. The composition of our remuneration committee is consistent with the best practice provisions of the DCGC.

The remuneration committee will be governed by a charter that complies with applicable Nasdaq rules, which charter will be posted on our website prior to the listing of our ADSs on Nasdaq.

Corporate Governance Committee

The corporate governance committee consists of Mr. Ward (Chairperson), Mr. Ernst and Mr. De Winter. The tasks performed by the corporate governance committee include monitoring compliance with the DCGC. The composition of our corporate governance committee is consistent with the best practice provisions of the DCGC. Subject to approval by our Board of Supervisory Directors, the corporate governance committee will also be responsible for director nominations.

The corporate governance committee will be governed by a charter that complies with applicable Nasdaq rules, which charter will be posted on our website prior to the listing of our ADSs on Nasdaq.

Code of Business Conduct and Alert Procedure

We have adopted a code of conduct which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our management, employees and contractors. The full text of the code of conduct is available on our website at www.pharming.com. The information and other content appearing on our website are not part of this prospectus.

In addition, we have adopted an Alert Procedure pursuant to which all Pharming personnel and contractors can report suspected irregularities within Pharming.

Compensation of Executive Officers and Directors

Overview of our Remuneration Policy

In accordance with Dutch law, the remuneration packages for the directors and executive officers are determined by the board of directors, without the involvement of the executive directors as for the determination of their own remuneration. The board of directors is authorized to determine the remuneration packages of the executive and non-executive directors within the restrictions set by the remuneration policy that has to adopted every four years by the General Meeting of Shareholders.

Before listing of our ADSs on Nasdaq, an updated remuneration policy, that has been aligned with the revised European Union Shareholder Rights Directive (“SRD II”) and prevailing best practices, will be submitted for adoption to the General Meeting of Shareholders. Arrangements in the form of shares or rights to subscribe for shares will each time remain subject to the approval of the General Meeting, notwithstanding the adopted policy.

Our remuneration policy has been designed to support our continuous efforts aimed at improving the overall performance, facilitating growth and sustainable success and enhancing the other long-term value and interests of our company, providing remuneration packages that are competitive to attract the required executive and non-executive talent and expertise for reaching these objectives in accordance with the long-term strategy.

The remuneration policy is based on the overarching principle that the average level of total remuneration of both the executive directors and officers is consistent with the position of our company relative to the benchmark groups that are relevant to us. With regards to the 2020 benchmark groups, we are comfortably positioned in the upper quartile of the EU benchmark group, with regards to revenues and profitability. For the US benchmark, we are positioned well into the top 50% in relation to revenues and profitability. A comparison with a peer group is periodically made. Every two years, an independent consultant makes a market comparison (remuneration benchmark). The peer group each time consists of a group of European and US integrated and commercial stage listed companies active in Life Sciences, reflecting our company’s operating areas and the markets most relevant in relation to the recruitment and retention of top talent, including the important US market.

A consistent and competitive remuneration structure, which applies across the workforce, is another core principle of our remuneration policy to promote a culture of shared purpose and performance, focusing all executive directors, executive directors and all staff members on delivering on our mission, vision and strategy and creating long-term stakeholder value.

We disclose information regarding remuneration paid to the executive and non-executive directors in the Remuneration Report, as part of the Annual Report of the company, in line with the applicable rules and regulations. The remuneration amounts paid to executive officers are not required to be disclosed according to Dutch law.

Executive Directors and Officers

The remuneration packages of the executive directors and officers consist of:

•	Fixed remuneration in the form of an annual base salary

•	Variable remuneration in the form of:

•	Short-term incentives, in the form of an annual bonus of cash, shares and/or share options as a percentage of the fixed component, and

•	long-term incentives, in the form of equity grants; and

•	Others benefits, including contribution of pension premiums, travel allowance and holiday allowance.

The respective fixed and variable remuneration elements are explained below:

Historical Remuneration of the Management Board

The following table reflects the remuneration amounts paid to the members of the Board of Management over the years 2015 through 2019, to the extent still in office (in thousands of euros):

	Fixed remuneration	Short term variable: annual bonus	Share based payments	Post- employment benefits	Other	TOTAL
Sijmen de Vries,	2019: 507	2019: 310	2019: 487	2019: 72	2019: 32	2019: 1,408
CEO	2018: 490	2018: 428	2018: 325	2018: 81	2018: 32	2018: 1,356
	2017: 475	2017: 330	2017: 536	2017: 79	2017: 32	2017: 1,452
	2016: 454	2016: 258	2016: 736	2016: 79	2016: 32	2016: 1,559
	2015: 432	2015: 194	2015: 1,055	2015: 76	2015: 32	2015: 1,789

Bruno Giannetti,	2019: 331	2019: 170	2019: 289	2019: 70	2019: 8	2019: 868
CMO	2018: 320	2018: 233	2018: 201	2018: 77	2018: 8	2018: 839
	2017: 309	2017: 186	2017: 328	2017: 78	2017: 15	2017: 916
	2016: 287	2016: 148	2016: 445	2016: 75	2016: 36	2016: 991
	2015: 282	2015: 106	2015: 636	2015: 72	2015: 25	2015: 1,121

The remuneration amounts paid to executive officers, other than the abovementioned individuals as members of the Board of Management, are not required to be disclosed according to Dutch law and accordingly not disclosed herein. Robin Wright, who previously served on our Board of Management and as our Chief Financial Officer, departed the company in 2020.

Share Option plan

The following table gives an overview of changes in option holdings of the members of the Board of Management in 2019 and 2018, the exercise prices and expiration dates:

	1 January 2018	Granted 2018-2019	Exercised 2018-2019	Forfeited/ Expired 2018-2019	31 December 2019	Exercise Price (€)	Expiration date
B.M. Giannetti
	1,625,000	—	(1,625,000)	—	—	0.09	14 May 2018
	7,200,000	—	(5,760,000)	(1,440,000)	—	0.341 -1.130	17 June 2019
		1,600,000			1,600,000	0.805	20 Sept 2023
Total	8,825,000	1,600,000	(7,385,000)	(1,440,000)	1,600,000
S. de Vries
	2,500,000	—	(2,500,000)	—	—	0.09	14 May 2018
	12,000,000	—	(9,600,000)	(2,400,000)	—	1.130	17 June 2019
		2,800,000			2,800,000	0.805	20 Sept 2023
Total	14,500,000	2,800,000	(12,100,000)	(2,400,000)	2,800,000
R. Wright
	1,000,000	—	—	—	1,000,000	0.355	28 Oct 2020
	4,000,000	—	—	—	4,000,000	0.209 - 1.130	25 May 2021
Total	5,000,000	—	—	—	5,000,000
In service:
31 December 2018	28,325,000	4,400,000	(19,485,000)	(3,840,000)	9,400,000

Long Term Incentive Plan

The executive directors and executive officers were eligible to participate in our company’s Long Term Incentive Plan (LTIP). Under the plan, participants receive shares in our company, the number of which is dependent upon the performance of Pharming’s share price over a three-year period when compared to a peer group of European biotech companies.

The below table reflects the number of LTIP shares granted and vested over the years 2015 – 2019 for the members of the Board of Management:

Amounts in € ‘000	Year	Granted	Settled	Forfeited	Not vested	Reserved at 31 December 2019
B.M. Giannetti	2019	131,331	—	—	—	131,331
	2018	85,005	—	—	—	25,000
	2017	429,762	—	—	—	125,000
	2016	314,955	(251,964)	—	(62,991)	—
	2015	217,450	(130,470)	—	(86,980)	—
S. de Vries	2019	201,050	—	—	—	201,050
	2018	130,131	—	—	—	130,131
	2017	657,902	—	—	—	657,902
	2016	482,151	(385,721)	—	(96,430)	—
	2015	332,884	(199,730)	—	(133,154)	—
R. Wright	2019	125,476	—	—	—	125,476
	2018	81,215	—	—	—	81,215
	2017	410,599	—	—	—	410,599
	2016	287,234	(229,787)	—	(57,447)	—
	2015		—	—	—	—
Total	2019	457,857	—	—	—	457,857
	2018	296,351	—	—	—	296,351
	2017	1,498,263	—	—	—	1,498,263
	2016	1,084,340	(867,472)	—	(216,868)	—
	2015	550,334	(330,200)	—	(220,134)	—

An overview of the maximum number of LTIP shares granted in 2016-2019 and in total as well as the fair value per share award is as follows:

Participant category	2016	2017	2018	2019	Total
Board of Supervisory Directors	—	725,000	125,000	205,000	1,055,000
Board of Management	—	1,498,263	296,351	457,857	2,252,471
Senior managers	80,000	1,290,000	967,500	2,000,000	4,337,500
Total	80,000	3,513,263	1,388,851	2,662,857	7,644,971
Fair value per share award (€)	0.079	0.407	0.671	0.345

The following table provides an overview of LTIP shares granted, forfeited or issued in 2017-2019 as well as the number of LTIP shares reserved at 31 December 2019:

Participant category	Granted	Forfeited	Not vested	Reserved at 31 December 2019
Board of Supervisory Directors	1,055,000	(220,000)	—	835,000
Board of Management	2,252,471	—	—	2,252,471
Senior managers	4,337,500	(100,000)	—	4,237,500
Total	7,644,971	(320,000)	—	7,324,971

Current Year Remuneration

Fixed Compensation

The following table reflects the annual base salary (fixed remuneration) for the executive directors as of the financial year 2020:

Position	Fixed remuneration amount
CEO	EUR 538,000
Other Executive Directors	EUR 400,000

The Board of Directors, without the participation of the executive directors for their remuneration, may upon proposal of the Remuneration Committee decide to increase the base salary of executive directors and officers within the restrictions set by the remuneration policy, provided that the amount of the increase does not exceed the average salary increase of the employees of our company. Based on a recent benchmark analysis, it has been decided to increase the individual fixed remuneration of the executive directors in multiple (benchmarked) annual stages until the end of 2023 to bridge the 10% gap with the median.

Variable Compensation

The variable part of the remuneration of the executive directors and officers is linked to the performance of each of our officers and directors against a set of financial and non-financial targets that is consistent with and supportive of the strategy and long-term interests of our company. Risk alignment is also embedded in the target setting to promote sound and effective risk management. At the end of the relevant performance period, the Board of Directors, without the participation of the executive directors for their performance, will determine whether the targets have been achieved. We provide in our Remuneration Report, included in each Annual Report, a retrospective explanation of actual performance against the objectives set for the preceding year. The components of variable compensation from 2020 onwards are set forth below:

Short-term Incentive

The individual on-target bonus for the CEO, as from the financial year 2020, has been set at 70% of the gross annual salary and for other executive directors and officers at 50% of the gross annual salary.

Long-term Incentive

Executive directors and officers will also participate in the revised Long Term Incentive (LTI) program. Under this program, ordinary shares in Pharming are granted, subject to the achievement of predefined long-term strategy oriented performance objectives and targets, which apply a defined weighting, that have been set at the start of a three-year performance period. The performance objectives include the Total Shareholder Return (40% weighing) and the achievement of long-term strategy oriented objectives (60% weighing). The peer group used to determine the Total Shareholder Return is composed of the companies included in the AMX Index and the NASDAQ Biotechnology Index, represented by the IBB ETF, respectively, equally weighted.

For the executive directors, the on-target value of the shares to be awarded under the LTI is set at 300% of the gross annual salary for the CEO (representing 50% below the lowest quartile of the US benchmark group and just below the top quartile of the EU benchmark group for the executive directors) and 200% for other executive directors and officers (representing between 20 and 30% below the lowest quartile of the US benchmark group and just in the top quartile of the EU benchmark group for the executive directors). The maximum value of the shares that can vest under the LTI is set at 450% of the gross annual salary for the CEO and 300% for other other executive directors and officers. Executive directors are required to retain the shares awarded under the LTI for a minimum of five years from the date of grant.

CEO Pay Ratio

For 2019, the pay ratio between the compensation of the CEO and the mean compensation of employees (excluding the CEO) was 7.7 to 1 (2018: 7.5 to 1). Compensation in each case comprises all salary, bonus, share-based compensation in cash or in kind and pension contributions. The pay ratio between the mean compensation of members of the Board of Management and the mean compensation of employees (excluding BoM) was 5.4 to 1 (2018: 5.3 to 1).

The below table shows a visualization of the five-year development of the remuneration of the respective executive officers versus company performance and the evolution of the average employee salaries:

Annual % change	2019 vs 2018	2018 vs 2017	2017 vs 2016	2016 vs 2015	2015 vs 2014
Director’s remuneration
Board of Management
Sijmen de Vries, CEO	4%	(7%)	(7%)	(13%)	(11%)
Bruno Giannetti, COO/CMO	3%	(8%)	(8%)	(12%)	(11%)
Robin Wright, CFO	(8%)	(2%)	1%	n/a *	n/a

Company performance - increase/(decrease)
Revenues	25%	51%	465%	47%	(49%)
Gross Profit	31%	46%	590%	86%	(66%)
Operating Profit	60%	73%	290%	10%	(546%)
Net Result	45%	133%	(356%)	(76%)	(73%)
Employees (Full-time equivalent)	21%	23%	49%	37%	32%

Average remuneration of employees on a full-time equivalent basis
Employees of the Group	(2%)	3%	46%	(16%)	(2%)

Non-executive directors

The remuneration of the non-executive directors is fixed and not linked to the performance of our company to ensure independence in the discharge of their supervisory tasks and responsibilities, in accordance with prevailing best practices. Until 2020, the members of the Board of Supervisory Directors were entitled to participate in the company’s LTIP scheme. For 2020 and onwards, the members of the Board of Supervisory Directors will no longer participate in the LTIP.

Historical Remuneration of our Supervisory Board

The below table provides an overview of the remuneration paid to the members of the Board of Supervisory Directors, to the extent still in office, for the years 2015-2019:

in €000’s	Fixed remuneration	Share based payments	TOTAL
Paul Sekhri	2019: 50	2019: 33	2019: 83
	2018: 50	2018: 30	2018: 80
	2017: 50	2017: 32	2017: 82
	2016: 44	2016: 12	2016: 56
	2015: 36	2015: 9	2015: 45

Barrie Ward	2019: 39	2019: 27	2019: 66
	2018: 42	2018: 26	2018: 68
	2017: 45	2017: 31	2017: 76
	2016: 43	2016: 18	2016: 61
	2015: 45	2015: 11	2015: 56

Juergen Ernst	2019: 42	2019: 26	2019: 68
	2018: 42	2018: 26	2018: 68
	2017: 42	2017: 31	2017: 73
	2016: 42	2016: 18	2016: 60
	2015: 47	2015: 11	2015: 58

Aad de Winter	2019: 45	2019: 28	2019: 73
	2018: 45	2018: 26	2018: 71
	2017: 45	2017: 31	2017: 76
	2016: 45	2016: 18	2016: 63
	2015: 45	2015: 11	2015: 56

Deb Jorn	2019: 26	2019: 5	2019: 31
	2018: -	2018: -	2018: -
	2017: -	2017: -	2017: -
	2016: -	2016: -	2016: -
	2015: -	2015: -	2015: -

The following table gives an overview of changes in number of LTIP shares of the individual members of the Board of Supervisory Directors:

Amounts in € ‘000	Year	Granted	Settled	Forfeited	Not vested	Reserved at 31 December 2019
J.H.L. Ernst	2019	40,000	—	—	—	40,000
	2018	25,000	—	—	—	25,000
	2017	125,000	—	—	—	125,000
	2016	125,000	(100,000)	—	(25,000)	—
	2015	125,000	(75,000)	—	(50,000)	—

J.Blaak	2019	—	—	—	—	—
	2018	—	—	—	—	—
	2017	100,000	—	(100,000)	—	—
	2016	150,000	(120,000)	—	(30,000)	—
	2015	125,000	(75,000)	—	(50,000)	—

J.B. Ward	2019	35,000	—	—	—	35,000
	2018	25,000	—	—	—	25,000
	2017	125,000	—	—	—	125,000
	2016	125,000	(100,000)	—	(25,000)	—
	2015	125,000	(75,000)	—	(50,000)	—

A. de Winter	2019	40,000	—	—	—	40,000
	2018	25,000	—	—	—	25,000
	2017	125,000	—	—	—	125,000
	2016	125,000	(100,000)	—	(25,000)	—
	2015	125,000	(75,000)	—	(50,000)	—

P. Sekhri	2019	50,000	—	—	—	50,000
	2018	30,000	—	—	—	30,000
	2017	150,000	—	—	—	150,000
	2016	100,000	(80,000)	—	(20,000)	—
	2015	100,000	(60,000)	—	(40,000)	—

D. Jorn	2019	40,000	—	—	—	40,000

J. Egberts	2019	—	—	—	—	—
	2018	20,000	—	(20,000)	—	—
	2017	100,000	—	(100,000)	—	—
	2016	100,000	(80,000)	—	(20,000)	—
	2015	100,000	(60,000)	—	(40,000)	—

Total	2019	205,000	—	—	—	205,000
	2018	125,000	—	(20,000)	—	105,000
	2017	725,000	—	(200,000)	—	525,000
	2016	725,000	(580,000)	—	(145,000)	—
	2015	700,000	(420,000)	—	(280,000)	—

Current Year Remuneration

For 2020 and onwards, the non-executive directors are entitled to the following remuneration, taking into consideration their responsibilities and time commitment as members of the Company’s one tier board. Non-executive directors receive an annual retainer of €45,000 in cash and €30,000 of shares. Our non-executive director chair will receive an annual retainer of €65,000 in cash and €40,000 in shares. Share remuneration is valued at the 20-day VWAP preceding the Annual General Meeting of Shareholders, without further restrictions for grant. In addition, non-executive directors receive the following committee fees:

•	Audit Committee: €3,000 per annum in cash (Chair €9,000); and

•	Remuneration Committee: €3,000 per annum in cash (Chair €6,000).

In addition, an additional compensation may be paid of €1,000 per day in case of extraordinary activities, as determined by the Chair of the Board of Directors.

The non-executive directors do not have an individual employment contract with Pharming and are not entitled to participate in any benefits offered to management and staff, including but not limited to pension plans. No loans or other financial commitments will be made by or on behalf of the company to any noon-executive director.

Share ownership

Executive directors are required to acquire and hold shares in our company. For the CEO the value of the shares held in the company should at least equal 400% of his or her annual base salary. For other executive directors, the value of the shares held in the company should at least equal 200% of their respective annual base salaries.

All executive directors are entitled to accrue their required minimum shareholding over time by the vesting of after-tax performance shares from the LTI, without the requirement for own puchases, provided that the minimum shareholding is reached within five years following first appointment.

In accordance with the Dutch Corporate Governance, all shares in the company held by the non-executive directors shall be a long-term investment.

Change of control

Following a change of control, approved by the General Meeting of Shareholders, becoming unconditional, all outstanding but unallocated share based incentive plans will vest automatically and unconditionally. In case of an unsolicited change of control becoming unconditional, share-based incentive plans do not vest automatically as result of the change of control becoming unconditional.

In case of an event resulting in a change of control or in case of the announcement of a proposed formal public offer for the shares in our Company, the Board of Directors, without the participation of the executive directors, can decide to settle the allocated shares for the directors and officers in cash.

Severance pay

The executive directors are entitled to severance pay, subject to the following conditions in accordance with the Dutch Corporate Governance Code and prevailing Dutch laws and regulations:

•	The maximum severance pay is 100% of the fixed annual remuneration;

•	Severance pay is not awarded in the event of failure;

•	Severance pay that can be classified as variable is not awarded.

Neither fixed nor variable severance pay may be awarded in the following cases:

•	If a relationship is terminated early at the executive director’s own initiative, except where this is due to serious culpable conduct or neglect on the part of the company;

•	In the event of serious culpable conduct or gross negligence on the part of the executive director in the performance of his or her role.

Non-executive directors shall resign in accordance with the retirement schedule as adopted by the Board of Directors. No notice period, severance pay or other or termination fees are applicable.

RELATED PARTY TRANSACTIONS

Since January 1, 2017, we have engaged in the following transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties. For further details on related party transactions with our directors or executive officers please refer to the Management section.

Transactions with BioConnection B.V.

We enter into transactions with BioConnection B.V. in the ordinary course. Since acquiring a 43% stake in BioConnection in April 2019, we paid BioConnection €2.2 million for fill and finish services for the year ended December 31, 2019. At December 31, 2019, the Company owed a balance of €0.1 million to BioConnection for fill and finish services supplied. In addition, accrued expenses at the balance sheet date included €0.3 million in respect of batches of finished vials produced in 2019.

Agreements with Our Executive Officers and Directors

We have entered into management contracts with certain of our executive officers (including our executive directors), while the other executive officers are employed by Pharming. We have service contracts with certain of our non-executive directors. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law.

Indemnification Agreements

We plan to enter into a new indemnity agreement with each of our directors and executive officers in connection with the listing of our ADSs on Nasdaq. The indemnity agreements and our articles of association as they will read upon the completion of the corporate reorganization require us to indemnify our directors and executive officers to the fullest extent permitted by law. See “Management-Insurance and Indemnification.”

The revised Articles of Association that will be submitted for approval to the Extraordinary General Meeting of Shareholders in the fourth quarter of 2020 will include an indemnity in favor of all Board members. The current Articles of Association do not provide such indemnity.

The service contracts with the Drs. de Vries and Giannetti include a third party indemnity arrangement. The service contracts with three of our non-executive directors, Ms. Jorn, Ms. Yanni and Mr. Pykett, include a general indemnity.

The employment agreements with Mrs. de Groot, Mrs. Sanders and Mr. Toor do not include a contractual indemnity (and third party liability claims are therefore governed by the applicable law).

Related Party Transactions Policy

In connection with our listing on Nasdaq, we will adopt a related party transaction policy requiring that all related party transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by our board of directors or a designated committee thereof consisting solely of independent directors, including the audit committee. Our board of directors has also established an internal procedure to periodically assess whether related party transactions (as defined under Dutch law) are entered into in the ordinary course of business and under normal market conditions. In addition, under Dutch law, we are required to disclose material transactions with a related party (as defined under Dutch law and subject to certain exceptions) that were not entered into in the ordinary course of business and/or not under normal market conditions at the time the transaction was entered into and such transactions shall be subject to the approval of our board of directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of             , 2020 by:

•	each person, or group of affiliated persons, that beneficially owns 5% or more of our outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of             , 2020. Percentage ownership calculations are based on                 ordinary shares issued and outstanding as of             , 2020, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that each security holder has the ability to acquire within 60 days of             , 2020.

Except as otherwise indicated, all of the ordinary shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the ordinary shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Pharming Group N.V, Darwinweg 24, 2333 CR Leiden, the Netherlands.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Executive Officers and Executive Directors:
Sijmen de Vries, MD MBA
Bruno M.L. Giannetti, MD PhD
Anne-Marie de Groot
Mireille Sanders, MSc
Stephen Toor

Non-Executive Directors
Paul Sekhri
Juergen H.L. Ernst, MBA
J. Barrie Ward, PhD
Deborah Jorn, MBA
Aad de Winter, LLM

REGISTERED HOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of             , 2020 by each of our shareholders who is a Registered Holder hereunder. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of             , 2020. Percentage ownership calculations are based on                  ordinary shares issued and outstanding as of             , 2020, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that each security holder has the ability to acquire within 60 days of             , 2020, due to outstanding equity interests becoming vested or exercisable. Of the                  ordinary shares issued and outstanding as of             , 2020,                  ordinary shares are held by the Registered Holders hereunder, and the remaining                  ordinary shares are held by other shareholders. The percentage of ordinary shares beneficially owned shown on the table reflect these incremental ordinary shares that a security holder has the ability to acquire within the time frame noted. To the extent that any shareholder is a Registered Holder who sells ADSs representing its ordinary shares following registration pursuant to the registration statement of which this prospectus forms a part or otherwise, the shareholders’ percentage ownership will decrease accordingly.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Pharming Group N.V, Darwinweg 24, 2333 CR Leiden, the Netherlands.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Being Registered	Pro Forma Potential Number of Ordinary Shares Beneficially Owned Following the Offering(1)	Pro Forma Potential Percentage of Ordinary Shares Beneficially Owned Following the Offering(1)
Sijmen de Vries, MD MBA
Bruno M.L. Giannetti, MD PhD
Anne-Marie de Groot
Mireille Sanders, MSc
Stephen Toor
Paul Sekhri
Juergen H.L. Ernst, MBA
J. Barrie Ward, PhD
Deborah Jorn, MBA
Aad de Winter, LLM

*	Represents beneficial ownership of less than one percent.
(1)

Unlike an initial public offering, any disposition by the Registered Holders of the Registered Shares represented by ADSs is not being underwritten by any investment bank. The Registered Holders may or may not elect to dispose of Registered Shares represented by ADSs as and to the extent that they may individually determine. Such dispositions, if any, will be made through brokerage transactions on Nasdaq or other securities exchanges in the United States at prevailing market prices, and the post-offering ownership figures in these columns represent the lowest level of ownership that would exist if the Registered Holders sold 100% of the Registered Shares owned by them, which may or may not happen.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

Introduction

Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our articles of association as they will read upon completion of the corporate reorganization, Dutch law and relevant provisions of the DCGC. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our articles of association, an English translation of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Further, please note that holders of our ADSs will not be treated as one of our shareholders and will not have any shareholder rights.

Authorized and outstanding share capital

Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association. An amendment of our articles of association would require a resolution of the general meeting that must first be proposed by our board of directors. As at             , 2020, our authorized share capital amounted to €            , divided into                  ordinary shares, each with a nominal value of €0.01, and our issued share capital amount to €638,055,619.

In accordance with our articles of association, the following summarizes the rights of holders of our ordinary shares:

•	each holder of ordinary shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the appointment and reappointment of directors;

•	there are no cumulative voting rights;

•	the holders of our ordinary shares are entitled to dividends and other distributions as may be declared from time to time by us in accordance with our articles of association and applicable law;

•

upon our liquidation and dissolution, the holders of ordinary shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities; and

•

the holders of ordinary shares have preemptive rights in case of share issuances or the grant of rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such limited cases as provided by Dutch law and our articles of association.

Options

As at             , 2020, there were options to purchase                  ordinary shares outstanding with a weighted average exercise price of € per ordinary share. The options generally lapse after      years from the date of the grant.

Form of Shares

Under our articles of association, our ordinary shares may be issued either in registered form (aandelen op naam) or in bearer form (aandelen aan toonder). Ordinary shares in bearer form must be embodied in a global certificate kept in custody by a central institute within the meaning of the Dutch Giro Securities Transfer Act (Wet giraal effectenverkeer) for purposes of facilitating book-entry transfers of the ordinary shares embodied by such global certificate.

Share Register

The Company is responsible for keeping a shareholders’ register, in which only the holders of shares in registered form will be registered. The board of directors keeps our shareholders’ register and records names and addresses of all holders of shares in registered form, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us as well as the amount paid on each share. The register also includes the names and addresses of those with a right of use and enjoyment (vruchtgebruik) in shares belonging to another or a pledge (pandrecht) in respect of such shares in registered form. Preemptive Rights

Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting. Another corporate body, such as the board of directors, may restrict or exclude the preemptive rights in respect of newly issued ordinary shares if it has been designated as the authorized body to do so by the general meeting. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting to restrict or exclude the preemptive rights or to designate another corporate body as the authorized body to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of our issued share capital is represented at the meeting. As at May 20, 2020, our board of management, subject to the approval of the board of supervisory directors, has been authorized, for the period from May 20, 2020 to July 20, 2021, to issue shares, grant rights to acquire shares and to limit or exclude preemptive rights in relation to an issuance of shares up to 10% of the issued share capital as per the moment of the resolution of the board of directors to issue shares and/or grant rights to acquire shares. As a result of the implementation of the corporate reorganization, this authorization shall be considered to have been granted to our board of directors.

Limitation on Liability and Indemnification Matters

Under Dutch law, our directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the company and to third parties for infringement of the articles of association or of certain provisions of Dutch law. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Subject to certain exceptions, our articles of association provide for indemnification of our current and former directors (and other current and former officers and employees as designated by our board of directors). No indemnification shall be given to an indemnified person:

(a)

if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);

(b)

to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

(c)

in relation to proceedings brought by such indemnified person against the company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to our articles of association, pursuant to an agreement between such indemnified person and the company which has been approved by the board of directors or pursuant to insurance taken out by the company for the benefit of such indemnified person; or

(d)	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the company’s prior consent.

Under our articles of association, our board of directors may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.

Shareholder Meetings

General meetings may be held in Leiden, Amsterdam, Rotterdam, The Hague, Haarlemmermeer, Leiderdorp or Oegstgeest, the Netherlands. The annual general meeting must be held within six months after the end of each financial year. Additional extraordinary general meetings may also be held, whenever considered appropriate by the board of directors and shall be held within three months after our board of directors has considered it to be likely that our equity has decreased to an amount equal to or lower than half of its paid up and called up share capital, in order to discuss the measures to be taken if so required.

Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If our board of directors has not taken the steps necessary to ensure that such meeting can be held within eight weeks after the request, the requesting party/parties shall be authorized to convene such general meeting themselves.

General meetings can be convened by a notice, which shall include an agenda stating the items to be discussed, including for the annual general meeting, among other things, the adoption of the annual accounts, an advisory vote on our remuneration report, the discharge from liability for our directors, the appointment of our external auditor for purposes of Dutch law, appropriation of our profits and proposals relating to the composition of the board of directors, including the filling of any vacancies in the board of directors. In addition, the agenda shall include such items as have been included therein by the board of directors. The agenda shall also include such items requested by one or more shareholders, or others with meeting rights under Dutch law, representing at least 3% of the issued share capital. Requests must be made in writing (or by electronic means of communication) and received by the board of directors at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda. A shareholder exercising its right to put an item on the agenda must notify the company, in its request, of the following information (in case the right is exercised by multiple shareholders, the information listed below may be aggregated):

a.	the percentage of the issued share capital represented by the ordinary shares which are, or are deemed to be (under the applicable Dutch attribution rules), at the disposal of such shareholder; and

b.	the percentage of the issued share capital represented by the financial instruments which are at the disposal of such shareholder and which constitute a short position with respect to ordinary shares.

In accordance with the DCGC, a shareholder shall exercise the right of putting an item on the agenda only after consulting the board of directors in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy (for example, the removal of directors), the board of directors must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days. If invoked, the board of directors must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and shall explore the alternatives. At the end of the response time, the board of directors shall report on this consultation and the exploration of alternatives to the general meeting. The response period may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of the company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.

The general meeting is presided over by the chairperson of the board of directors. If no chairperson has been elected or if the chairperson is not present at the meeting, the general meeting shall be presided over by the chief executive officer. If no chief executive officer has been elected or if the chief executive officer is not present at the meeting, the general meeting shall be presided over by another director present at the meeting. If no director is present at the meeting, the general meeting shall be presided over by any other person appointed by the general meeting. In each case, the person who should chair the general meeting pursuant to the rules described above may appoint another person to chair the general meeting instead. Directors may always attend a general meeting. In these meetings, they have an advisory vote. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.

All shareholders and others with meeting rights under Dutch law are authorized to attend the general meeting, to address the meeting and, in so far as they have such right, to vote.

Each share confers the right on the holder to cast one vote at the general meeting. Shareholders may vote by proxy. As a matter of Dutch law, the board of directors must allow and facilitate that shareholders and others with voting rights can provide a proxy to the company by electronic means of communication (e.g., via e-mail). In addition, the company must make a proxy form available to shareholders and others with voting rights when convening a general meeting. No votes may be cast at a general meeting on shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of use and enjoyment (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of use and enjoyment (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of use and enjoyment (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting.

Decisions of the general meeting are taken by a simple majority of votes cast without an applicable quorum, except where Dutch law or our articles of association provide for a qualified majority and/or a quorum. For each resolution passed at a general meeting, the voting results must be posted on our website within 15 days after the meeting. The information posted will include the numbers of votes cast in favor, cast against and the abstentions, the total number of shares voted, the total number of votes cast and the percentage of our issued share capital represented by the total number of shares voted. The voting results must be kept accessible on the Company’s website for a period of at least one year.

Directors

Appointment of directors

Under our articles of association, the directors are appointed by the general meeting upon binding nomination by our board of directors. However, the general meeting may at all times reject the nomination by a resolution adopted with a majority of the votes cast representing at least one third of the issued share capital. If the nomination is rejected by the majority of the votes cast, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened in which the nomination may be rejected with a majority of the votes cast, irrespective of the percentage of our issued share capital represented at the meeting. In that event, the board of directors shall make a new nomination.

At a general meeting, a resolution to appoint a director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that general meeting or in the explanatory notes thereto. Upon the appointment of a person as a director, the general meeting shall determine whether that person is appointed as executive director or as non-executive director.

Duties and liabilities of directors

Under Dutch law, the board of directors as a collective is responsible for our management, strategy, policy and operations. The executive directors manage our day-to-day business and operations and implement our strategy. The non-executive directors focus on the supervision on the policy and functioning of the performance of the duties of all directors and our general state of affairs. Each director has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the board of directors regarding a material change in our identity or character requires approval of the general meeting.

Dividends and other distributions

Amount available for distribution

We may only make distributions to our shareholders if our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus any reserves required by Dutch law or by our articles of association from time to time. Our board of directors may decide that all or part of our profits shall be added to our reserves and any remaining profit will be at the disposal of the general meeting at the proposal of our board of directors for distribution on our ordinary shares, subject to restrictions of Dutch law.

We only make a distribution of profits to our shareholders after the adoption of our annual accounts demonstrating that such distribution is permitted. The board of directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting.

Dividends and other distributions shall be payable ultimately fourteen days after the resolution to make the distribution. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Exchange controls

Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott, anti-money-laundering or anti-terrorism regulations and similar rules. There are no special restrictions in the articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.

Public offers

Under Dutch law, any shareholder who directly or indirectly obtains control of a Dutch listed company, such as us, is required to make a public offer for all issued and outstanding shares in that company’s share capital at a fair price. Such control is deemed present if a (legal) person is able to exercise, alone or acting in concert, at least 30% of the voting rights in the general meeting of such listed company (subject to certain exceptions, including a grandfathering exemption for major shareholders who, acting alone or in concert, already had control at the time of that company’s initial public offering). An additional exemption exists if such (legal) person, alone or acting in concert, reduces its holding below 30% within 30 days of the acquisition of control provided that: (i) the reduction of such (legal) person’s holding was not effected by a transfer of shares or depositary receipts to an exempted party; and (ii) during this period such (legal) person, alone or acting in concert, did not exercise its voting rights. In addition, it is prohibited to launch a public offer for shares of a listed Dutch company, such as our ordinary shares, unless an offer document has been approved by the competent authorities (which, for the company, would be the AFM). A public offer may only be launched by way of publication of an approved offer document unless a company makes an offer for its own shares.

Squeeze out procedures

A shareholder who - alone or together with group companies - for his own account holds at least 95% of our issued share capital may initiate proceedings against the other shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to the other shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

In addition, an offeror under a public offer is entitled to start squeeze-out proceedings if, following the public offer, the offeror - alone or together with group companies - holds at least 95% of our issued share capital and represents at least 95% of the total voting rights in our general meeting. The claim of a takeover squeeze-out needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer. The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine a reasonable price to be paid for the shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. In principle, the offer price is considered reasonable if the offer was a mandatory offer or if at least 90% of the shares to which the offer related were received by way of voluntary offer.

Furthermore, minority shareholders that have not previously tendered their shares under a public offer may require that the offeror acquire their shares if the offeror has acquired at least 95% of our issued share capital and represents at least 95% of the total voting rights in our general meeting. With regard to price, the same procedure as for takeover squeeze-out proceedings initiated by an offeror applies. The claim also needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer.

Dissolution and liquidation

Under our articles of association, we may be dissolved by a resolution of the general meeting, subject to a proposal of the board of directors. In the event of a dissolution, the liquidation shall be effected by the board of directors, unless the general meeting decides otherwise. To the extent that any assets remain after payment of all debts, those assets shall be distributed to the holders of ordinary shares. All distributions referred to in this paragraph will be made in accordance with the relevant provisions of the laws of the Netherlands.

Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or AFM supervises the application of financial reporting standards by Dutch companies whose securities are listed on a Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards if, based on the publicly known facts or circumstances, it has reason to doubt that the company’s financial reporting meets such standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) order us to (i) make available further explanations as recommended by the AFM (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s orders.

Disclosure of Substantial Holdings

Any person who, directly or indirectly, acquires or disposes of an actual or deemed interest in the capital or voting rights of the company must forthwith notify the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or AFM, if as a result of such acquisition or disposal the percentage of capital interest or voting rights held (or deemed held) by such person in the company reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

A notification requirement also applies if a person’s capital interest or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in the company’s total outstanding share capital or voting rights. Such notification must be made no later than the fourth trading day after the AFM has published the company’s notification of the change in its outstanding share capital. The company is required to notify the AFM forthwith of the changes to its total share capital or voting rights if its issued share capital or voting rights changes by 1% or more since the company’s previous notification. The company must also notify the AFM within eight days after each quarter, in the event its share capital or voting rights changed by less than 1% in that relevant quarter since the company’s previous notification.

For the purpose of calculating the percentage of capital interest or voting rights under the rules outlined above, the following interests must, inter alia, be taken into account: (i) shares and voting rights directly held (or acquired or disposed of) by any person; (ii) shares and voting rights held (or acquired or disposed of) by such person’s controlled entity or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement; (iii) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights against a payment; (iv) shares which such person (directly or indirectly) or third party referred to above, may acquire pursuant to any option or other right to acquire shares; (v) shares that determine the value of certain cash settled financial instruments such as contracts for difference and total return swaps; (vi) shares that must be acquired upon exercise of a put option by a counterparty; and (vii) shares that are the subject of another contract creating an economic position similar to a direct or indirect holding in those shares. Special attribution rules apply to shares and voting rights that are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger the reporting obligations as if the pledgee or beneficial owner were the legal holder of the shares.

For the purpose of calculating the percentage of capital interest or voting rights, the following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii).

Disclosure of Short Positions

Each person holding a gross short position in relation to our issued share capital that reaches, exceeds or falls below any one of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, must forthwith give written notice to the AFM. If a person’s gross short position reaches, exceeds or falls below one of the above-mentioned thresholds as a result of a change in the company’s issued share capital, such person must make a notification not later than the fourth trading day after the AFM has published the company’s notification in the public register of the AFM.

In addition, any natural or legal person holding a net short position equal or exceeding 0.2% of the issued share capital of a Dutch listed company is required to notify such position to the AFM. Each subsequent increase of this position by 0.1% above 0.2% must also be notified, provided that the European Securities and Markets Authority has decided, in light of the COVID-19 pandemic, to temporarily lower the initial threshold of 0.2% to 0.1% until December 18, 2020 (subject to potential renewal of the extension). Each net short position exceeding 0.5% of the issued share capital of a Dutch listed company and any subsequent increase of that position by 0.1% will be made public by the AFM. To calculate whether a natural person or legal person has a net short position, his short positions and long positions must be set off.

Market Abuse Rules

Insider dealing and market manipulation prohibitions

Pursuant to the European Market Abuse Regulation, no natural or legal person is permitted to: (i) engage or attempt to engage in insider dealing in financial instruments listed on a regulated market or for which a listing has been requested, such as the ordinary shares, (ii) recommend that another person engages in insider dealing or induce another person to engage in insider dealing or (iii) unlawfully disclose inside information relating to the ordinary shares or the company. Furthermore, no person may engage in or attempt to engage in market manipulation.

Public disclosure of inside information

We are required to inform the public as soon as possible and in a manner that enables fast access and complete, correct and timely assessment of the information, of inside information which directly concerns the company. Pursuant to the European Market Abuse Regulation, inside information is information of a precise nature, which has not been made public, relating, directly or indirectly, to one or more issuers or to one or more financial instruments, and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments. An intermediate step in a protracted process can also be deemed to be inside information. The company is required to post and maintain on its website all inside information for a period of at least five years. Under certain circumstances, the disclosure of inside information may be delayed, which needs to be notified to the AFM after the disclosure has been made. Upon request of the AFM, a written explanation needs to be provided setting out why a delay of the publication was considered permitted.

Insiders lists

The company and any person acting on its behalf or on its account are obligated to draw up an insiders’ list of officers, employees and other persons working for the company with access to inside information relating to the company, to promptly update the insider list and provide the insider list to the AFM upon its request. the company and any person acting on its behalf or on its account are obligated to take all reasonable steps to ensure that any person on the insider list acknowledges in writing the legal and regulatory duties entailed and is aware of the sanctions applicable to insider dealing and unlawful disclosure of inside information.

Managers’ transactions

In addition to the notification obligations for persons discharging managerial responsibilities (and persons closely associated with them) mentioned above, a person discharging managerial responsibilities is not permitted to (directly or indirectly) conduct any transactions on its own account or for the account of a third party, relating to our ordinary shares or debt instruments of the company or other financial instruments linked thereto, during a closed period of 30 calendar days before the announcement of a half-yearly report or the annual report of the company. The company is required to draw up a list of all persons discharging managerial responsibilities and persons closely associated with them and notify persons discharging managerial responsibilities of their obligations in writing. Persons discharging managerial responsibilities are required to notify the persons closely associated with them of their obligations in writing.

Non-compliance with Market Abuse Rules

In accordance with the Market Abuse Regulation, the AFM has the power to take appropriate administrative sanctions, such as fines, and/or other administrative measures in relation to possible infringements. Non-compliance with the market abuse rules set out above could also constitute an economic offense and/or a crime (misdrijf) and could lead to the imposition of administrative fines by the AFM. The public prosecutor could press criminal charges resulting in fines or imprisonment. If criminal charges are pressed, it is no longer allowed to impose administrative penalties and vice versa. The AFM shall in principle also publish any decision imposing an administrative sanction or measure in relation to an infringement of the Market Abuse Regulation.

Comparison of Dutch corporate law and our articles of association and U.S. corporate law

The following comparison between Dutch corporate law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the DCGC and Delaware corporation law, including the Delaware General Corporation Law.

Corporate governance

Duties of directors

The Netherlands. We have a one-tier board structure consisting of one or more executive directors and one or more non-executive directors.

Under Dutch law, the board of directors as a collective is responsible for the management and the strategy, policy and operations of the company. The executive directors manage our day-to-day business and operations and implement our strategy. The non-executive directors focus on the supervision on the policy and functioning of the performance of the duties of all directors and our general state of affairs. Each director has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Any resolution of the board of directors regarding a material change in the identity or character of the company requires the approval of the general meeting.

Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director terms

The Netherlands. The DCGC provides the following best practice recommendations on the terms for directors’ service:

•	Executive directors should be appointed for a maximum period of four years, without limiting the number of consecutive terms executive directors may serve.

•

Non-executive directors should be appointed for two consecutive periods of no more than four years. Thereafter, non-executive directors may be reappointed for a maximum of two consecutive periods of no more than two years, provided that any reappointment after an eight-year term of office should be disclosed in the company’s annual board report.

The general meeting shall at all times be entitled to suspend or remove a director. Under our articles of association, the general meeting may adopt a resolution to suspend or remove such director by a majority of the votes cast, provided such majority represents more than one third of the issued share capital. If the majority of the votes cast are in favor of the proposal to suspend or remove a director, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened in which the director concerned may be suspended or removed with a majority of the votes cast.

Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Director vacancies

The Netherlands. Under Dutch law, directors are appointed and reappointed by the general meeting. Under our articles of association, directors are appointed by the general meeting upon the binding nomination by our board of directors. However, the general meeting may at all times reject the nomination by a resolution adopted with a majority of the votes cast representing at least one third of the issued share capital. If the nomination is rejected by the majority of the votes cast, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened in which the nomination may be rejected with a majority of the votes cast, irrespective of the percentage of our issued share capital represented at the meeting. In that event, the board of directors shall make a new nomination.

In addition, under our articles of association, if a director is no longer in office or is unable to act, he or she may be replaced temporarily by a person whom the board of directors has designated for that purpose. If no directors are in office or all of them are unable to act, the general meeting shall appoint one or more persons who will temporarily be charged with the company’s management.

Delaware. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-interest transactions

The Netherlands. Under Dutch law and our articles of association, our directors shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which such director has a conflict of interest with us. Our articles of association provide that if as a result thereof no resolution of the board of directors can be adopted, the resolution can nonetheless be adopted by the board of directors as if none of the directors had a conflict of interest. In that case, each director is entitled to participate in the discussion and decision-making process and to cast a vote. These rules apply mutatis mutandis with respect to decision-making relating to related party transactions (as defined by Dutch law) in which a director is involved.

The DCGC provides the following best practice recommendations in relation to conflicts of interests:

•

a director should report any potential conflict of interest in a transaction that is of material significance to the company and/or to such director to the other directors without delay, providing all relevant information in relation to the conflict;

•	the board of directors should then decide, outside the presence of the director concerned, whether there is a conflict of interest;

•	transactions in which there is a conflict of interest with a director should be agreed on arms’ length terms; and

•

a decision to enter into such a transaction in which there is a conflict of interest with a director that is of material significance to the company and/or to such director shall require the approval of the board of directors, and such transactions should be disclosed in the company’s annual board report.

Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy voting by directors

The Netherlands. An absent director may issue a proxy for a specific board meeting but only to another director in writing.

Delaware. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Dutch Corporate Governance Code

The DCGC contains both principles and best practice provisions for boards of directors, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. A copy of the DCGC can be found on www.mccg.nl. As a Dutch company listed on a stock exchange, we are subject to the DCGC and are required to disclose in our annual board report to what we extent comply with the principles and best practice provisions of the DCGC, and where we do not (for example, because of a conflicting Nasdaq requirement or otherwise), we must state why and to what extent we deviate in our annual report. Our most substantial deviations from the DCGC are summarized below.

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The DCGC recommends that the company should draw up regulations governing ownership of, and transactions in, securities by directors, other than securities issued by the company. We believe that our directors should not be limited by regulations in addition to the requirements under applicable law and regulations.

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The DCGC recommends against providing equity awards as part of the compensation of a non-executive director. However, we expect to deviate from this recommendation and grant equity awards to our non-executive directors, consistent with U.S. market practice.

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The DCGC recommends that all analyst meetings, analyst presentations, presentations to institutional investor or other investors and press conferences can be followed in real time, by means of webcasting, telephone or otherwise. Considering the company’s size, it would create an excessive burden to provide facilities that enable shareholders to follow in real time all the meetings with analysts, presentations to analysts, presentations to investors referred to in the best practice provision. However, the company ensures that presentations are posted on the website immediately after the meetings in question and is exploring ways to make some meetings (such as the annual general meeting) accessible in real time at least in audio format. The company also holds both pre-recorded and live webinars at which key events such as quarterly financial statements or large corporate actions can be discussed. Meetings discussing financial results and other significant news will be announced and conducted in accordance with this provision.

•

The DCGC recommends to appoint an internal auditor. Due to the size of the company, Pharming has not created a specific position for an internal auditor, but it has provided for the assessment and testing of the risk management and control systems to be supported by the finance manager. As a result of the company operating in the highly regulated field of development and worldwide commercialization of human medicines, the company has a fully-staffed quality assurance department which is responsible, inter alia, for maintaining an extensive system of standard operating procedures throughout the company and for the execution of audits on all (major) suppliers, subcontractors, licensees and internal departments of the company including the finance department, although this is not the same as an internal auditor. The audit committee has reviewed the need for an internal auditor. Based on this review, the Board of Supervisory Directors had recommended to the Board of Management that due to the size of the company, no internal auditor was needed at that point in time. The Audit Committee reconsiders this position at least annually. The growth of the Company at present may cause a different determination at some point in the foreseeable future.

Shareholder rights

Voting rights

The Netherlands. In accordance with Dutch law and our Articles of Association, each issued ordinary share confers the right to cast one vote at the general meeting. Each holder of shares may cast as many votes as it holds shares. No votes may be cast on shares that are held by us or our direct or indirect subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of use and enjoyment (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of use and enjoyment (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of use and enjoyment (vruchtgebruik) or a right of pledge (pandrecht).

The record date in order to establish which shareholders are entitled to attend and vote at the general meeting shall be the 28th day prior to the day of the general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting.

Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder proposals

The Netherlands. Pursuant to our Articles of Association, extraordinary general meetings of shareholders will be held whenever required under Dutch law or whenever our board of directors deems such to be appropriate or necessary. Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law representing at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If our board of directors has not taken the steps necessary to ensure that such meeting can be held within eight weeks after the request, the requesting party/parties shall be authorized to convene such general meeting themselves.

Also, the agenda for a general meeting shall include such items requested by one or more shareholders, and others entitled to attend general meetings of shareholders, representing at least 3% of the issued share capital, except where the articles of association state a lower percentage. Our Articles of Association do not state such lower percentage. Requests must be made in writing and received by the board of directors at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda. A shareholder exercising its right to put an item on the agenda must notify the company, in its request, of the following information (in case the right is exercised by multiple shareholders, the information listed below may be aggregated):

a.	the percentage of the issued share capital represented by the ordinary shares which are, or are deemed to be (under the applicable Dutch attribution rules), at the disposal of such shareholder; and

b.	the percentage of the issued share capital represented by the financial instruments which are at the disposal of such shareholder and which constitute a short position with respect to ordinary shares.

In accordance with the DCGC, a shareholder shall exercise the right of putting an item on the agenda only after consulting the board of directors in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy (e.g. the removal of directors), the board of directors should be given the opportunity to invoke a reasonable response time of up to 180 days from the moment the board of directors is informed of the intentions of the shareholder(s). If invoked, the board of directors shall use such response period for further deliberation and constructive consultation, in any event with the shareholders concerned, and shall explore alternatives. At the end of the response time, the board of directors shall report on this consultation and the exploration of alternatives to the general meeting. The response period may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of the Company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.

Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least €2,000 in market value, or 1% of the corporation’s securities entitled to vote, and has owned such securities for at least one year, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by written consent

The Netherlands. Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) the articles of association allow such action by written consent, (ii) the company has not issued bearer shares or, with its cooperation, depository receipts for shares in its capital, and (iii) the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirement of unanimity renders the adoption of shareholder resolutions without holding a meeting not feasible for publicly traded companies.

Delaware. Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal rights

The Netherlands. Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. However, Dutch law does provide for squeeze-out procedures as described under “Description of Share Capital and Articles of Association — Squeeze out procedures.” Also, Dutch law provides for cash exit rights in certain situations for dissenting shareholders of a company organized under Dutch law entering into certain types of mergers. In those situations, a dissenting shareholder may file a claim with the Dutch company for compensation. Such compensation shall then be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the merger..

Delaware. The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Shareholder suits

The Netherlands. In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of the Netherlands and who did not opt-out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

Delaware. Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of shares

The Netherlands. Under Dutch law, when issuing shares, a public company with limited liability such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire shares in its own capital. A listed public company with limited liability such as ours may acquire fully paid shares in its own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and its articles of association, such company may repurchase fully paid shares in its own capital if (i) the company’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up share capital plus any reserves required by Dutch law or its articles of association and (ii) the aggregate nominal value of shares of the company which the company acquires, holds or on which the company holds a pledge (pandrecht) or which are held by a subsidiary of the company, would not exceed 50% of its then current issued share capital. Such company may only acquire its own shares if its general meeting has granted the board of directors the authority to effect such acquisitions.

An acquisition of ordinary shares for a consideration must be authorized by our general meeting. Such authorization may be granted for a maximum period of 18 months after our initial public offering and must specify the number of ordinary shares that may be acquired, the manner in which ordinary shares may be acquired and the price limits within which ordinary shares may be acquired. Authorization is not required for the acquisition of ordinary shares in order to transfer them to our employees. The actual acquisition may only be effected by a resolution of our board of directors. As at May 20, 2020, our board of management, subject to the approval of the board of supervisory directors, has been authorized, for the period from May 20, 2020 until July 20, 2021, to repurchase not more than 10% of the issued share capital, for a price not less than the nominal value and not exceeding 100% of the average final closing rates as listed in the Official Price Gazette of Euronext Amsterdam N.V. during five consecutive days prior to the date of repurchase (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by us). As a result of the implementation of the corporate reorganization, this authorization shall be considered to have been granted to our board of directors. These shares may be used to deliver shares underlying awards granted pursuant to our equity-based compensation plans.

No authorization of the general meeting is required if ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees under an applicable employee stock purchase plan.

Delaware. Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-Takeover Provisions

The Netherlands. Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. We have adopted several provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

•

a provision that our directors may only be removed at the general meeting by a resolution adopted with a majority of the votes cast, representing at least one third of our issued share capital; if the majority of the votes cast are cast in favor of the removal, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened in which the removal may be resolved upon with a majority of the votes cast, irrespective of the percentage of our issued share capital represented at the meeting;

•

our directors being appointed on the basis of a binding nomination by our board of directors, which can only be overruled by the general meeting by a resolution adopted with the majority of the votes cast, provided such majority represents at least one third of the issued share capital; if the nomination is rejected by the majority of the votes cast, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened in which the nomination may be rejected with a majority of the votes cast, irrespective of the percentage of our issued share capital represented at the meeting; in that event, the board of directors shall make a new nomination; and

•

requirements that certain matters, including an amendment of our articles of association or our dissolution, may only be brought to our shareholders for a vote upon a proposal by our board of directors.

Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•

after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

•

after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. In most cases, such an amendment is not effective until 12 months following its adoption.

Inspection of Books and Records

The Netherlands. The board of directors provides the general meeting, within a reasonable amount of time with all information that the shareholders require for the exercise of their powers, unless this would be contrary to an overriding interest of our company. If the board of directors invokes such an overriding interest, it must give reasons.

Delaware. Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Removal of directors

The Netherlands. Under our Articles of Association, the general meeting shall at all times be entitled to suspend or remove a director. The general meeting may only adopt a resolution to suspend or remove a director by with a majority of the votes cast, representing at least one third the issued share capital. If the majority of the votes cast are in favor of the proposal to suspend or remove a director, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened in which the director concerned may be suspended or removed with a majority of the votes cast.

Delaware. Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Issuance of shares

The Netherlands. Under Dutch law, a company’s general meeting is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. The general meeting can delegate such authority to another corporate body of the company, such as the board of directors, for a period not exceeding five years, upon proposal of the board of directors.

As at May 20, 2020, our board of management, subject to the approval of the board of supervisory directors, has been authorized, for the period from May 20, 2020 to July 20, 2021, to issue shares and grant rights to acquire shares up to 10% of the issued share capital as per the moment of the resolution of the board of directors to issue shares and/or grant rights to acquire shares. As a result of the implementation of the corporate reorganization, this authorization shall be considered to have been granted to our board of directors.

Delaware. All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Preemptive rights

The Netherlands. Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting upon proposal of the board of directors.

The board of directors may restrict or exclude the preemptive rights in respect of newly issued ordinary shares if it has been designated as the authorized body to do so by the general meeting. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting to restrict or exclude the preemptive rights or to designate the board of directors as the authorized body to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of our issued share capital is represented at the meeting.

As at May 20, 2020, our board of management, subject to the approval of the board of supervisory directors, has been authorized, for the period from May 20, 2020 to July 20, 2021, to limit or exclude preemptive rights in relation to an issuance of shares or a grant of rights to subscribe for shares that the board of directors is authorized to resolve upon (see above under “Issuance of shares”). As a result of the implementation of the corporate reorganization, this authorization shall be considered to have been granted to our board of directors.

Delaware. Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands. We may only make distributions to our shareholders if our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus any reserves required by Dutch law or by our articles of association from time to time. Our board of directors may decide that all or part of our profits shall be added to our reserves and any remaining profit will be at the disposal of the general meeting at the proposal of our board of directors for distribution on our ordinary shares, subject to restrictions of Dutch law.

We only make a distribution of profits to our shareholders after the adoption of our annual accounts demonstrating that such distribution is permitted. The board of directors is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting.

Dividends and other distributions shall be payable ultimately fourteen days after the resolution to make the distribution. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware. Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common stock, property or cash.

Shareholder vote on certain reorganizations

The Netherlands. Under Dutch law, the general meeting must approve resolutions of the board of directors relating to a significant change in the identity or the character of the company or the business of the company, which includes:

•	a transfer of the business or virtually the entire business to a third party;

•

the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

•

the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one-third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

Delaware. Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger, and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Remuneration of directors

The Netherlands. Under Dutch law and our articles of association, we must adopt a remuneration policy for our board of directors. Such remuneration policy shall be subject to approval by the general meeting upon the proposal of the board of directors. The remuneration policy shall be proposed for approval by the general meeting at least once every four years. A resolution to approve the remuneration policy requires a majority of at least seventy-five percent of the votes cast. The board of directors determines the remuneration of individual directors with due observance of the remuneration policy. Annually, our remuneration report detailing the implementation of our remuneration policy over the financial year concerned will be put to the general meeting for an advisory vote. Our executive directors may not participate in the discussions or decision-making regarding the remuneration of executive directors. A proposal by the board of directors with respect to remuneration schemes in the form of shares or rights to shares will be subject to the approval of the general meeting. This proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the board of directors and the criteria for granting or amendment.

Delaware. Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law, as well as exchange requirements.

Stock Exchange Listing

We intend to apply to list our ADSs on the Nasdaq Global Market under the symbol “PHAR”. Our ordinary shares are currently traded on Euronext Amsterdam under the ticker symbol “PHARM”.

Registrar of Shares, Depositary for ADSs

JPMorgan Chase Bank, N.A. has agreed to act as the depositary and registrar for the ADSs representing our ordinary shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., or JPMorgan, as depositary, will issue the ADSs. Each ADS will represent an ownership interest in a designated number of ordinary shares in our capital which will be deposited from time to time with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, yourself as an ADR holder and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time.

The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

The share-to-ADS is one to                 , subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.

A beneficial owner is any person or entity having a beneficial ownership interest ADSs. A beneficial owner needs not be the holder of the ADR evidencing such ADS. If a beneficial owner of ADSs is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner of ADSs and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.

An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs. Each certificated ADR shall be registered in the name of the holder; no bearer certificates shall be issued for ADRs.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Dutch law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. Because an ADR has similarities to a depository receipt as such term is known under Dutch law, we consider the holders of ADRs to be holders of depository receipts under Dutch law issued with our cooperation. As a consequence, holders of ADRs shall have certain rights under Dutch law, including meeting rights with respect to our general meetings and the rights of those having such meeting rights as described under “Description of Share Capital and Articles of Association”.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii)

if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section of https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares for the account and to the order of the depositary, in each case for the benefit of ADR holders. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement and, for ADR holders, certain rights attributed under Dutch law to holders of depository receipts for ordinary shares in our capital issued with our cooperation (see “Description of Share Capital and Articles of Association”). The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to, but no later than, any corresponding record dates for general meetings set by us or by applicable law) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of voting rights at a general meeting, or

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any general meeting, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a “voting notice” stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Dutch law, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs and (iii) the manner in which such instructions may be given, or deemed to be given pursuant to the terms of the deposit agreement, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder’s name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.

Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities.

To the extent that (A) we have provided the depositary with at least 35 days’ notice of the proposed meeting, (B) the voting notice will be received by all ADR holders and beneficial owners no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents or proxies, and (C) the depositary does not receive instructions on a particular agenda item from an ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) in a timely manner, such ADR holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such ADR holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such ADR holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless we inform the depositary in writing (and we agree to provide the depositary with such instruction promptly in writing) that we wish such proxy to be given with respect to such agenda item(s).

The depositary may from time to time access information available to it to consider whether any of the circumstances described above exist, or request additional information from us in respect thereto. By taking any such action, the depositary shall not in any way be deemed or inferred to have been required, or have had any duty or responsibility (contractual or otherwise), to monitor or inquire whether any of the circumstances described above existed. In addition to the limitations provided for in the deposit agreement, ADR holders and beneficial owners are advised and agree that (a) the depositary will rely fully and exclusively on us to inform it of any of the circumstances set forth above, and (b) neither the depositary, the custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described above exist and/or whether we complied with our obligation to timely inform the depositary of such circumstances. Neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners (i) as a result of our failure to determine that any of the circumstances described above exist or our failure to timely notify the depositary of any such circumstances or (ii) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of shares. Because there is no guarantee that ADR holders and beneficial owners will receive the notices described above with sufficient time to enable such ADR holders or beneficial owners to return any voting instructions to the depositary in a timely manner, ADR holders and beneficial owners may be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us in such circumstances, and neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners in such circumstances.

ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, or deemed to be given pursuant to the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, regulation, or requirement of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under Dutch law and our articles of association, each as in effect as of the date of the deposit agreement, the voting procedure at any general meeting shall be determined by the chairman of the meeting. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by ADR holders or beneficial owners.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of U.S.$ or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

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an aggregate fee of U.S.$             or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A., or the Bank, and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to an foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of an foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the SAT Circular 82 issued by the SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, demerger, conversion, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary.

After the date so fixed for termination, (a) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall

(a) instruct its custodian to deliver all deposited securities to us (or a party designated by us) along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (b) provide us with a copy of the up-to-date and complete ADR register maintained by the depositary. Upon receipt of such deposited securities and the ADR register maintained by the depositary, we have agreed to use our best efforts to deliver to a central securities depository the ordinary shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered ADR holder’s name (or cause such delivery). After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs.

Notwithstanding anything to the contrary, in connection with any such termination, the depositary may, in its sole discretion and without notice to us, establish an unsponsored American depositary share program (on such terms as the depositary may determine) for our shares and make available to ADR holders a means to withdraw the shares represented by the ADSs issued under the deposit agreement and to direct the deposit of such shares into such unsponsored American depositary share program, subject, in each case, to receipt by the depositary, at its discretion, of the fees, charges and expenses provided for under the deposit agreement and the fees, charges and expenses applicable to the unsponsored American depositary share program.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. The deposit agreement provides that each of us, the depositary and our respective agents will:

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incur or assume no liability (including, without limitation, to holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of the Netherlands, the United States or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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incur or assume no liability (including, without limitation, to holders or beneficial owners) by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

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incur or assume no liability (including, without limitation, to holders or beneficial owners) if it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

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in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve it in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be requested;

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not be liable (including, without limitation, to holders or beneficial owners) for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, us; or

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may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of the Netherlands, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. Neither we nor the depositary shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, or deemed to be given pursuant to the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation holders or beneficial owners of ADRs and ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory). No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner may have under the Securities Act of 1933 or the Securities Exchange Act of 1934, to the extent applicable.

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of

ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary or, in the case of the issuance book portion of the ADR Register, when reasonably requested by us solely in order to enable us to comply with applicable law.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR or ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

•

acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us, ADR holders, beneficial owners and/or their respective affiliates may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.

Governing Law

The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the internal laws of the State of New York. In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may also be instituted by the depositary against us in any competent court in the Netherlands, the United States and/or any other court of competent jurisdiction.

Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving ADR holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may be instituted in a state or federal court in New York, New York, irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. By holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each also irrevocably agree that any legal suit, action or proceeding against or involving the depositary brought by ADR holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York.

Notwithstanding the foregoing, (i) the depositary may, in its sole discretion, elect to institute any dispute, suit, action, controversy, claim or proceeding directly or indirectly based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and beneficial owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (ii) the depositary may in its sole discretion require, by written notice to the relevant party or parties, that any dispute, suit, action, controversy, claim or proceeding against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and beneficial owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

Jury Trial Waiver

In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

ORDINARY SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

Our ordinary shares are admitted to trading on Euronext Amsterdam. However, prior to the date of this prospectus, there has been no public market for our ordinary shares or ADSs on any U.S. national securities exchange. Future sales of substantial amounts of ADSs representing our ordinary shares in the United States or of our ordinary shares in the Netherlands, or the perception that such sales may occur, could adversely affect prevailing market prices of such ADSs and of our ordinary shares. As of                , 2020, we had in issue and outstanding                ordinary shares and no ADSs representing our ordinary shares. Upon the effectiveness of the registration statement of which this prospectus forms a part, holders of ordinary shares registered hereby are expected to be able to deposit such ordinary shares with the Depositary in exchange for ADSs representing such ordinary shares at the ratio referred to on the cover page of this prospectus, which ADSs will be freely tradeable. Holders of issued but unexercised options to purchase our ordinary shares not registered hereby will have to comply with one of the exceptions from U.S. registration requirements set forth below in order to exchange any ordinary shares issued upon exercise thereof.

Rule 144

In general, a person who has beneficially owned our unregistered ordinary shares for at least six months would be entitled to sell ADSs representing our ordinary shares pursuant to Rule 144 of the Securities Act, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who are our affiliates at the time of, or any time during the 90 days preceding, a sale of ADSs representing such ordinary shares, are subject to additional restrictions. As long as we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the proposed sale, such person may sell within any three-month period only a number of ADSs representing our ordinary shares that does not exceed the greater of:

•

1% of the number of ADS representing our ordinary shares then outstanding (including any ordinary shares issuable upon withdrawal of ADSs), as if all such ordinary shares had been deposited in exchange for ADSs; or

•	the average weekly trading volume of ADSs representing our ordinary shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Any sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Prior to the 90th day following the effective date of the registration statement of which this prospectus forms a part when we become subject to the Exchange Act periodic reporting requirements, non-affiliates who have not been affiliates of ours within the 90 days preceding the sale and who acquired their securities at least one year following their sale by us or our affiliates, may freely resell such securities under Rule 144.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, board members, senior management, consultants or advisers who purchases ordinary shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part, or the effective date, is entitled to resell such ordinary shares 90 days after the effective date in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701. The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the ordinary shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions, including on Euronext Amsterdam, as well as the resale of any such securities issued by foreign private issuers such as us (including resales into the United States) are not subject to the registration or prospectus delivery requirements of the Securities Act.

MATERIAL INCOME TAX CONSIDERATIONS

The following summary contains a description of material Dutch and U.S. federal income tax considerations of the acquisition, ownership and disposition of our ordinary shares or ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire ADSs representing our ordinary shares.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax considerations to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax considerations, estate tax considerations, alternative minimum tax considerations, the potential application of the Medicare contribution tax, and tax considerations applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships or pass-throughs or U.S. federal income tax purposes (and investors therein);

•	regulated investment companies or real estate investment trusts;

•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons required under Section 451(b) of the Code to conform to the timing of income accruals with respect to our ADSs or the ordinary shares represented by such ADSs;

•	persons that own or are deemed to own (including by attribution) ten percent or more of our shares (by vote or value); and

•	persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax considerations of holding and disposing of ordinary shares or ADSs.

The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the Netherlands and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs who is eligible for the benefits of the Treaty and is:

(1)	an individual who is a citizen or individual resident of the United States;

(2)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

(3)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(4)

a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares or ADSs in their particular circumstances.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income (such as interest income); or

•

at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash).

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). For purposes of this test, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).

We have not performed a formal PFIC analysis for our taxable year ended December 31, 2019 and do not know whether we will perform a formal PFIC analysis for our current taxable year. Accordingly, no assurances can be provided that we will not be a PFIC for the current or any future taxable year or that we have not been a PFIC in any prior taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we were to determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless (1) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules , or (2) the U.S. Holder (A) makes a “QEF Election” (defined below) or (B) is eligible to make and makes a mark-to-market election (as described below), with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If such a deemed sale election is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisers as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of ordinary shares or ADSs, unless (1) such U.S. Holder makes a “qualified electing fund” election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC, or (2) our ordinary shares or ADSs constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital gains, even if a U.S. Holder holds the ordinary shares or ADSs as capital assets.

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to our subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. Holder can only make a QEF Election with respect to ordinary shares or ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We do not currently expect to provide such information in the event that we are classified as a PFIC.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to our ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock.” Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. We intend to apply to list our ADSs on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs are listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares or ADSs.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of our ordinary shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares or ADSs over the fair market value of the ordinary shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares or ADSs cease to be marketable stock.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower- tier PFIC are themselves “marketable stock.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisers regarding the requirements of filing such information returns under these rules.

Taxation of Distributions

Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Non corporate U.S. holders may qualify for the preferential rates of taxation applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to dividends on ADSs if we are a “qualified foreign corporation.” A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision (which includes the Treaty), or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. Therefore, subject to the discussion under “Passive Foreign Investment Company Rules,” above, if the Treaty is applicable, or if the ADSs are readily tradable on an established securities market in the United States, such dividends will generally be “qualified dividend income” in the hands of non-corporate U.S. holders eligible for the preferential tax rates, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of Ordinary Shares and ADSs

Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. US Holders should consult their tax advisors regarding the tax consequences if foreign taxes are imposed on a taxable disposition of ordinary shares and their ability to credit such foreign tax against their US federal income tax liability.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to the ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.

Material Dutch Tax Considerations

General

The following is a general summary of certain material Dutch tax consequences of the acquisition, ownership and disposition of our ordinary shares or ADSs. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of our ordinary shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this general summary should be treated with corresponding caution.

This summary is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where the summary refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.

This discussion is for general information purposes only and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, ownership and disposition of our ordinary shares or ADSs. Holders or prospective holders of our ordinary shares or ADSs should consult their own tax advisors regarding the Dutch tax consequences relating to the acquisition, ownership and disposition of our ordinary shares or ADSs in light of their particular circumstances.

Please note that this summary does not describe the Dutch tax consequences for:

(i)

holders of ordinary shares or ADSs if such holders, and in the case of individuals, such holder’s partner or certain of its relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with such holder’s partner (as defined in the Dutch Income Tax Act 2001), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)

holders of ordinary shares or ADSs, if the ordinary shares or ADSs held by such holders qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(iii)

pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and

(iv)

holders of ordinary shares or ADSs who are individuals for whom the ordinary shares or ADSs or any benefit derived from the ordinary shares or ADSs are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

Withholding tax

Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of ordinary shares or ADSs.

The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•

liquidation proceeds, proceeds of redemption of ordinary shares or ADSs, or proceeds of the repurchase of ordinary shares or ADSs by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares or ADSs as recognized for Dutch dividend withholding tax purposes;

•

an amount equal to the par value of ordinary shares or ADSs issued or an increase of the par value of ordinary shares or ADSs, to the extent that it does not appear that a contribution recognized for Dutch dividend withholding tax purposes has been made or will be made; and

•

partial repayment of the paid-in capital, recognized Dutch dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the ordinary shares or ADSs concerned has been reduced by an equal amount by way of an amendment of the company’s articles of association.

Individuals and corporate legal entities who are resident or deemed to be resident of the Netherlands for Dutch tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities”, as the case may be), generally are entitled to an exemption of or a credit for any Dutch dividend withholding tax against their income tax or corporate income tax liability and to a refund of any residual Dutch dividend withholding tax. The same generally applies to holders of ordinary shares or ADSs that are neither resident nor deemed to be resident of the Netherlands if the ordinary shares or ADSs are attributable to a Dutch permanent establishment of such non-resident holder.

A holder of ordinary shares or ADSs resident of a country other than the Netherlands may, depending on such holder’s specific circumstances, be entitled to exemptions from, reductions of, or full or partial refunds of, Dutch dividend withholding tax under Dutch national tax legislation or a double taxation convention in effect between the Netherlands and such other country.

Remittance to the Dutch tax authorities

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Dutch tax authorities by the lesser of:

•	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

•

3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by the company) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to remit to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed by us.

Dividend stripping

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on income and capital gains

Dutch Resident Entities

Generally speaking, if the holder of ordinary shares or ADSs is a Dutch Resident Entity, any payment under the ordinary shares or ADSs or any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs is subject to Dutch corporate income tax at a rate of 16.5% with respect to taxable profits up to €200,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2020).

Dutch Resident Individuals

If the holder of ordinary shares or ADSs is a Dutch Resident Individual, any payment on the ordinary shares or ADSs or any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2020), if:

(i)

the ordinary shares or ADSs are attributable to an enterprise from which the holder of ordinary shares or ADSs derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

(ii)

the holder of ordinary shares or ADSs is considered to perform activities with respect to the ordinary shares or ADSs that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ordinary shares or ADSs that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of ordinary shares or ADSs, such holder will be taxed annually on a deemed return (with a maximum of 5.28% in 2020) on the individual’s net investment assets (rendementsgrondslag) for the year, insofar the individual’s net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on the individual’s net investment assets for the year is taxed at a rate of 30%. Actual income, gains or losses in respect of the ordinary shares or ADSs are as such not subject to Dutch income tax.

The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. The ordinary shares or ADSs are included as investment assets. For the net investment assets on 1 January 2020, the deemed return ranges from 1.7893% up to 5.28% (depending on the aggregate amount of the net investment assets of the individual on 1 January 2020). The deemed return will be adjusted annually on the basis of historic market yields.

Non-residents of the Netherlands

A holder of ordinary shares or ADSs that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any payment under the ordinary shares or ADSs or in respect of any gain or loss realized on the disposal or deemed disposal of the ordinary shares or ADSs, provided that:

(i)

such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ordinary shares or ADSs are attributable; and

(ii)

in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ordinary shares or ADSs that go beyond ordinary asset management and does not derive benefits from the ordinary shares or ADSs that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes

Residents of the Netherlands

Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of ordinary shares or ADSs by way of a gift by, or on the death of, a holder of such ordinary shares or ADSs who is resident or deemed resident of the Netherlands at the time of the gift or the holder’s death.

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of the ordinary shares or ADSs by way of gift by, or on the death of, a holder of ordinary shares or ADSs who is neither resident nor deemed to be resident of the Netherlands, unless:

(i)

in the case of a gift of ordinary shares or ADSs by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands; or

(ii)	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident of the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Value added tax (VAT)

No Dutch VAT will be payable by a holder of ordinary shares or ADSs in respect of any payment in consideration for the ownership or disposition of the ordinary shares or ADSs.

Other taxes and duties

No Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares or ADSs in respect of any payment in consideration for the ownership or disposition of the ordinary shares or ADSs.

PLAN OF DISTRIBUTION

The registration statement of which this prospectus forms a part has been filed with respect to an aggregate of         ordinary shares held by certain of our shareholders, which are referred to collectively herein as the Registered Shares, and the holders of all such ordinary shares are identified in this prospectus as the Registered Holders. Any Registered Shares offered and sold in the United States by the Registered Holders will be in the form of ADSs. The Registered Holders are also permitted to sell ordinary shares not represented by ADSs in private or offshore transactions, including on Euronext Amsterdam, which resales are not covered by this prospectus. Unlike an initial public offering, any resale by the Registered Holders of the Registered Shares represented by ADSs is not being underwritten by any investment bank. The Registered Holders may, or may not, elect to sell Registered Shares represented by ADSs as and to the extent that they may individually determine. Such sales, if any, will be made through brokerage transactions on Nasdaq or other securities exchange in the United States at prevailing market prices.

The Registered Holders may dispose of all or a portion of the Registered Shares from time to time directly or through one or more underwriters, broker-dealers or agents. If ADSs representing our ordinary shares are sold through underwriters or broker-dealers, the Registered Holders will be responsible for any applicable underwriting discounts or commissions or agent’s commissions. ADSs representing our ordinary shares may be sold by the Registered Holders on Nasdaq or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of disposition, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the disposition, at varying prices determined at the time of disposition, or at negotiated prices. These dispositions may be effected in transactions, which may involve crosses or block transactions. The Registered Holders may use any one or more of the following methods when disposing of ordinary shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the ordinary shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions and offshore transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Registered Holders to sell a specified number of such ordinary shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of disposition; and

•	any other method permitted pursuant to applicable law.

The Registered Holders also may resell all or a portion of the Registered Shares in offshore transactions or open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the Registered Holders may arrange for other broker-dealers to participate in dispositions. If the Registered Holders effect such transactions by selling ADSs representing our ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive applicable commissions in the form of discounts, concessions or commissions from the Registered Holders or commissions from purchasers of ADSs representing our ordinary shares for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2121 and Supplementary Material .01 and Supplementary Material .02 thereto.

In connection with dispositions of ADSs representing Registered Shares, the Registered Holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of ADSs representing Registered Shares in the course of hedging in positions they assume. The Registered Holders may also sell ADSs representing Registered Shares short and, if such short sale shall take place after the date that the registration statement of which this prospectus forms a part is declared effective, the Registered Holders may deliver ADSs representing Registered Shares to close out short positions and to return borrowed ordinary shares in connection with such short sales. The Registered Holders may also loan or pledge ADSs representing Registered Shares to broker-dealers that in turn may sell such ordinary shares, to the extent permitted by applicable law. The Registered Holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Registered Shares, which ordinary shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Registered Holders have been advised that they may not use Registered Shares to cover short sales of our ordinary shares (or ADSs representing ordinary shares) made prior to the date the registration statement of which this prospectus forms a part has been declared effective by the SEC.

The Registered Holders may, from time to time, pledge or grant a security interest in some or all of the warrants or ADSs representing Registered Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ADSs representing Registered Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Registered Holders to include the pledgee, transferee or other successors in interest as Registered Holders under this prospectus. The Registered Holders also may transfer and donate the ADSs representing Registered Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Registered Holders and any broker-dealer or agents participating in the distribution of the ADSs representing Registered Shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such dispositions. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the ADSs representing our Registered Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Registered Holders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Upon our being notified in writing by a Registered Holder that any material arrangement has been entered into with a broker-dealer for the sale of ADSs representing Registered Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Registered Holder and of the participating broker-dealer(s), (ii) the number of ADSs representing Registered Shares involved, (iii) the price at which such ADSs representing Registered Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

Each Registered Holder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of ADSs representing Registered Shares by the Registered Holder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the ADSs representing Registered Shares to engage in market-making activities with respect thereto. All of the foregoing may affect the marketability of ADSs representing Registered Shares and the ability of any person or entity to engage in market-making activities with respect thereto.

We will pay the SEC filing fees in connection with the registration of ADSs representing our ordinary shares. Each Registered Holder will pay any underwriting discounts or selling commissions incurred by such Registered Holder in connection with the disposition of Registered Shares.

We are not party to any arrangement with any Registered Holder or any broker-dealer with respect to disposition of ADSs or Registered Shares. Therefore, we will not have any input if, when and how any Registered Holder elects to dispose of ADSs representing such Registered Holder’s Registered Shares or the price or prices at which any such disposition may occur, and there can be no assurance that any Registered Holder will exchange its Registered Shares for ADSs or dispose of any or all of the ADSs representing such ordinary shares even if so exchanged pursuant to the deposit agreement. We will not receive proceeds from any disposition of Registered Shares in the form of ADSs by the Registered Holders.

To date, there has not been a public market for ADSs representing our ordinary shares. We offer no assurances that an active trading market for ADSs representing our ordinary shares will develop or, if developed, be maintained.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses which are expected to be incurred in connection with the registration of the ordinary shares registered hereby. With the exception of the registration fee payable to the SEC and the Nasdaq initial listing fee, all amounts are estimates.

Expense	Amount
SEC registration fee	$	*
Nasdaq listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total		*

*To be completed by amendment

LEGAL MATTERS

The validity of the ordinary shares registered hereby and certain other matters of the laws of the Netherlands will be passed upon for us by NautaDutilh N.V. and certain matters of U.S. law will be passed upon for us by Cooley (UK) LLP, London, United Kingdom.

EXPERTS

The financial statements as of and for the year ended December 31, 2019 included in this prospectus have been audited by Deloitte Accountants B.V., an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an emphasis of matter in relation to the potential effects of COVID-19 on the business as described in Note 34 of the financial statements). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements as of and for the year ended December 31, 2018 included in this Prospectus have been so included in reliance on the report (which contains an emphasis of matter in relation to the potential effects of COVID-19 on the business as described in Note 34 of the financial statements) of PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN AUDITOR

Previous independent registered public accounting firm

On December 20, 2018, the Board of Supevisory Directors resolved, upon recommendation of the Audit Committee, to nominate Deloitte Accountants B.V. to the General Meeting of Shareholders on May 22, 2019 for appointement as the Company’s registered public accounting firm for the Company’s fiscal year ended December 31, 2019 and the dismissal of PricewaterhouseCoopers Accountants N.V. (“PwC”). The dismissal of PwC became effective upon issuance by PwC of its report on the consolidated financial statements as of and for the year ended December 31, 2018 in accordance with International Standards on Auditing on March 28, 2019.

PwC’s audit report on the financial statements of the Company as of and for the year ended December 31, 2018, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2018, and in the subsequent period through March 28, 2019, there were (i) no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreements in their audit reports, and (ii) no “reportable events,” as such term is defined in Item 16F (a)(1)(v) of Form 20-F.

PwC was reengaged to audit the consolidated financial statements as of and for the year ended December 31, 2018 in accordance with PCAOB standards on October 12, 2020 and completed its PCAOB audit on October 14, 2020. During the fiscal year ended December 31, 2018, and in the subsequent period through October 14, 2020, there were (i) no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreements in their audit reports, and (ii) no “reportable events,” as such term is defined in Item 16F (a)(1)(v) of Form 20-F, except for the material weaknesses that are described in the risk factor “We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price”.

The Company has provided PwC with a copy of the disclosure set forth in this section and requested that PwC furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements made herein, each as required by applicable SEC rules. A copy of PwC’s letter, dated , 2020, is attached hereto as Exhibit 16.1.

New independent registered public accounting firm

The Company engaged Deloitte as its new independent registered public accounting firm as of May 22, 2019. During the fiscal year ended December 31, 2018 and the interim period through March 28, 2019, the Company has not consulted with Deloitte regarding any of the matters described in Item 16F(a)(2) of Form 20-F.

ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of the Netherlands. Substantially all of our assets are located outside the United States. The majority of our directors reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

There is currently no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if such judgment (i) is a final judgment and has been rendered by a court, which has established its jurisdiction vis-à-vis the relevant Dutch companies or Dutch company, as the case may be, on the basis of internationally accepted grounds of jurisdiction, (ii) has not been rendered in violation of principles of proper procedure (behoorlijke rechtspleging), (iii) is not contrary to the public policy of the Netherlands, and (iv) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that such prior judgment is capable of being recognized in the Netherlands and except to the extent that the foreign judgment contravenes Dutch public policy (openbare orde) and (v) the judgment is—according to the law of its country of origin— formally capable of being enforced (e.g. is readily enforceable, has not been annulled in appeal or its enforceability has not been subject to a certain time frame). Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities.

Dutch civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under Dutch law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act. A related registration statement on Form F-6 has been filed with the SEC to register the ADSs representing our ordinary shares. This prospectus, which forms a part of the registration statement on Form F-1, does not contain all of the information that is included in such registration statement and the exhibits and schedules thereto. Certain information is omitted and you should refer to such registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to such registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of our registration statement on Form F-1 as well as the registration statement on Form F-6, including exhibits thereto and any schedules filed therewith, and obtain copies of such materials at the SEC’s website (www.sec.gov), which contains reports and other information regarding issuers like us that file electronically with the SEC.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. Those reports may be obtained at the website described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of such act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered thereunder.

We maintain a corporate website at https://www.pharming.com/. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Pharming Group N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Pharming Group N.V. and subsidiaries (the “Company”) as at December 31, 2019, the related consolidated statement of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Emphasis of matter

As discussed in Note 34 to the financial statements, the Company has described the potential effects of the coronavirus disease 2019 (COVID-19) on the operations of the business. Our opinion is not modified in respect of this matter.

/s/ Deloitte Accountants B.V.

Amsterdam, The Netherlands

October 14, 2020

We have served as the Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Pharming N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Pharming N.V. and its subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter

As discussed in note 34 to the consolidated financial statements, the Company has described the possible impact and consequences of the corona virus (COVID-19) on the company and the environment in which the company operates as well as the measures taken and planned to deal with these events or circumstances.

/s/ R.M.N. Admiraal RA

PricewaterhouseCoopers Accountants N.V.

Eindhoven, the Netherlands

October 14, 2020

We served as the Company’s auditor from 2008 to 2020.

CONSOLIDATED STATEMENT OF INCOME

For the year ended 31 December

Amounts in € ‘000	notes	2019	2018
Revenues	5	169,022	135,130

Costs of sales	7	(21,355)	(22,180)

Gross profit		147,667	112,950

Other income	6	435	684

Research and development		(28,368)	(28,882)
General and administrative		(18,913)	(12,221)
Marketing and sales		(39,914)	(34,539)

Other Operating Costs	7	(87,195)	(75,642)

Operating profit		60,907	37,992

Fair value loss on revaluation derivatives	8	(209)	(495)
Other finance income	9	1,011	18
Other finance expense	9	(15,259)	(36,658)

Financial cost, net		(14,457)	(37,135)

Share of net profits in associates using the equity method	13	229	—

Profit before tax		46,679	857

Income tax credit (expense)	10	(10,484)	24,136

Profit for the year		36,195	24,993

Attributable to:
Owners of the parent		36,195	24,993

Total net profit		36,195	24,993

Basic earnings per share (€)	32	0.058	0.041

Fully-diluted earnings per share (€)	32	0.054	0.038

The notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December

Amounts in € ‘000	notes	2019	2018
Profit for the year		36.195	24.993
Currency translation differences	17	(39)	348
Items that may be subsequently reclassified to profit or loss		(39)	348
Other comprehensive income (loss), net of tax		(39)	348

Total comprehensive income for the year		36.156	25.341

Attributable to:
Owners of the parent		36.156	25.341

The notes are an integral part of these financial statements.

Consolidated Balance Sheet

As at 31 December

Amounts in € ‘000	notes	2019	2018
Non-current assets
Intangible assets	11	70,809	52,435
Property, plant and equipment	12	8,553	8,402
Right-of-use assets	12	5,979	—
Long-term prepayments	13	—	2,006
Deferred tax assets	28	28,590	34,995
Investment accounted for using the equity method	13	5,508	—
Restricted cash	14	2,268	1,204

Total non-current assets		121,707	99,042

Current assets
Inventories	15	14,467	17,315
Trade and other receivables	16	25,737	17,814
Cash and cash equivalents	14	66,299	80,311

Total current assets		106,503	115,440

Total assets		228,210	214,482

Equity
Share capital		6,313	6,215
Share premium		392,266	387,525
Legal reserves		3,718	1,647
Accumulated deficit		(297,618)	(333,636)

Shareholders’ equity	17	104,679	61,751

Non-current liabilities
Loans and borrowings	18	—	37,267
Contract liabilities	19	—	667
Lease liabilities	20	4,363	164
Other financial liabilities	29	17,282	32,034

Total non-current liabilities		21,645	70,132

Current liabilities
Loans and borrowings	18	45,590	35,235
Contract liabilities	19	—	800
Derivative financial liabilities	21	268	228
Trade and other payables	22	36,247	28,589
Lease liabilities	20	1,946	263
Other financial liabilities	29	17,836	17,484

Total current liabilities		101,886	82,599

Total equity and liabilities		228,210	214,482

The notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December

Amounts in € ‘000	notes	Number of shares (in ‘000)	Share capital	Share premium
Balance at 1 January 2018		579,015	5,790	363,818

Result for the year			—	—
Other comprehensive income (loss) for the year			—	—

Total comprehensive income (loss) for the year			—	—

Legal reserves development expenses	17	—	—	—

Share-based compensation	17, 23	—	—	—
Bonuses settled in shares	17	1,625	16	1,284
Shares issued for cash/ conversion of bonds	17	2,746	28	3,117
Warrants exercised/ issued	17, 26	11,122	111	6,031
Options exercised	17	26,993	270	13,275

Total transactions with owners, recognised directly in equity		42,486	425	23,707

Balance at 31 December 2018		621,501	6,215	387,525

Result for the year			—	—
Other comprehensive income (loss) for the year			—	—

Total comprehensive income (loss) for the year			—	—

Legal reserves development expenses	17	—	—	—
Share-based compensation	17, 23	—	—	—
Bonuses settled in shares	17	6	—	6
Shares issued for cash	17	1,662	17	228
Warrants exercised	17, 26	240	2	234
Options exercised	17	7,914	79	4,273

Total transactions with owners, recognised directly in equity		9,822	98	4,741

Balance at 31 December 2019		631,323	6,313	392,266

The notes are an integral part of these financial statements.

Amounts in € ‘000	notes	Legal reserves	Accumulated deficit	Total equity
Balance at 1 January 2018		(938)	(352,560)	16,110

Result for the year		—	24,993	24,993
Other comprehensive income (loss) for the year		348	—	348

Total comprehensive income (loss) for the year		348	24,993	25,341

Legal reserves development expenses	17	2,237	(2,237)	—

Share-based compensation	17, 23	—	3,889	3,889
Bonuses settled in shares	17	—	(1,964)	(664)
Shares issued for cash/ conversion of bonds	17	—	—	3,145
Warrants exercised/ issued	17, 26	—	—	6,142
Options exercised	17	—	(5,757)	7,788

Total transactions with owners, recognised directly in equity		2,237	(6,069)	20,300

Balance at 31 December 2018		1,647	(333,636)	61,751

Result for the year		—	36,195	36,195
Other comprehensive income (loss) for the year		(39)	—	(39)

Total comprehensive income (loss) for the year		(39)	36,195	36,156

Legal reserves development expenses	17	2,110	(2,110)	—
Share-based compensation	17, 23	—	3,825	3,825
Bonuses settled in shares	17	—	—	6
Shares issued for cash	17	—	(245)	—
Warrants exercised	17, 26	—	—	236
Options exercised	17	—	(1,647)	2,705

Total transactions with owners, recognised directly in equity		2,110	(177)	6,772

Balance at 31 December 2019		3,718	(297,618)	104,679

The notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 31 December

Amounts in € ‘000	notes	2019	2018
Profit before tax		46,679	857

Non-cash adjustments:
Depreciation, amortisation, impairment	7, 11	5,177	6,559
Equity settled share based payments	23	3,825	3,270
Non-current assets		—	1,315
Fair value loss on revaluation of derivatives	8	209	495
Other finance income	9	(1,011)	(18)
Other finance expenses	9	15,259	36,658
Share of net profits in associates using the equity method	13	(229)	—
Other		(39)	(2,413)
Operating cash flows before changes in working capital		69,870	46,723

Changes in working capital:
Inventories	15	3,067	1,019
Trade and other receivables	16	(8,492)	(6,554)
Payables and other current liabilities	22	8,677	1,391
Restricted cash	14	(1,064)	132
Release contract liabilities	5, 19	(1,467)	(804)
Total changes in working capital		721	(4,816)

Interest received	9	1,011	18
Income taxes paid	10	(5,098)	(1,417)

Net cash flows generated from (used in) operating activities		66,504	40,508

Capital expenditure for property, plant and equipment	12	(2,362)	(2,496)
Investment intangible assets	11	(1,650)	(1,273)
Investment associate	13	(2,503)	—
Acquisition of license	11	(18,702)	—

Net cash flows used in investing activities		(25,217)	(3,769)

Repayment on loans and borrowings	18	(31,406)	(15,137)
Payment on contingent consideration	29	(17,634)
Redemption bonds	18	—	(2,257)
Payment of lease liabilities		(1,967)	—
Interests on loans	18	(8,418)	(11,063)
Proceeds of equity and warrants	17	2,778	10,496

Net cash flows generated from (used in) financing activities		(56,647)	(17,961)

Increase (decrease) of cash	14	(15,360)	18,778
Exchange rate effects	14	1,348	2,876

Cash and cash equivalents at 1 January	14	80,311	58,657

Total cash and cash equivalents at 31 December		66,299	80,311

The notes are an integral part of these financial statements.

Notes to the consolidated financial statements

1.	CORPORATE INFORMATION

Pharming Group N.V. is a limited liability public company, which is listed on Euronext Amsterdam (“PHARM”), with its headquarters and registered office located at:

Darwinweg 24

2333 CR Leiden

The Netherlands

Pharming Group N.V. is registered at the Chamber of Commerce in the Netherlands under number 28048592.

Pharming Group N.V. is the ultimate parent company of Pharming Group. A list of subsidiaries is provided in note 2.2.

Pharming is a specialty pharmaceutical company developing innovative products for the safe, effective treatment of rare diseases and unmet medical needs. Pharming’s lead product, RUCONEST® (conestat alfa) is a recombinant human C1 esterase inhibitor approved for the treatment of acute Hereditary Angioedema (“HAE”) attacks in patients in Europe, the US, Israel and South Korea. The product is available on a named-patient basis in other territories where it has not yet obtained marketing authorisation.

2.	ACCOUNTING PRINCIPLES AND POLICIES

2.1 Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved by the Board of Supervisory Directors on 13 October 2020. The consolidated financial statements have been prepared under the historical cost convention, unless otherwise stated.

In addition, the consolidated financial statements of Pharming Group N.V., Leiden for the year ended 31 December 2019 prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS interpretations committee (IFRS IC) interpretations applicable to companies reporting under IFRS as endorsed by the European Union, were authorised for issue in accordance with a resolution of the Board of Supervisory Directors on 29 March 2020 and have been adopted by the Annual General Meeting of shareholders on 20 May 2020.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 2.4.

One new standard has been applied for the first time for the reporting period starting at 1 January 2019: IFRS 16 Leases. The impact of adopting the new IFRS standard is presented in note 2.5. These financial statements are presented in euros (€) and rounded to the nearest thousand euro (€’000), unless otherwise stated.

2.2 Basis of consolidation

The consolidated financial statements include Pharming Group N.V. and its effectively controlled subsidiaries, after the elimination of all intercompany transactions and balances. Subsidiaries are consolidated from the date the acquirer obtains effective control until control ceases.

An entity is considered effectively controlled if the Company, directly or indirectly, has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Acquisitions of subsidiaries are accounted for using the acquisition method of accounting. The financial statements of the subsidiaries are prepared for the same reporting year as Pharming Group N.V., using the same accounting policies. Intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests.

Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table provides an overview of the consolidated investments at 31 December 2019:

Entity	Registered office	Investment %
Pharming B.V.	The Netherlands	100.0
Pharming Americas B.V.	The Netherlands	100.0
Pharming Intellectual Property B.V.	The Netherlands	100.0
Pharming Technologies B.V.	The Netherlands	100.0
Pharming Research & Development B.V. *	The Netherlands	100.0
Broekman Instituut B.V.	The Netherlands	100.0
Pharming Healthcare, Inc.	The United States	100.0
ProBio, Inc.	The United States	100.0

*

Pharming Research & Development B.V. was established in December 2018 as a 100% subsidiary of Pharming Technologies B.V.. Activities with respect to research and development for Pompe and Fabry diseases have been transferred to this new entity. As a consequence, the transaction has resulted in the effective renewal of past operating losses.

2.3 Accounting principles and policies

Business combinations

Business combinations are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration. Where the consideration transferred exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of acquisition are recognised as an expense.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency (generally euros) using exchange rates prevailing at the date of the transaction. Transactions executed in foreign currencies are translated at the exchange rate at the date of transaction.

The resulting transaction gains or losses are recognised in the statement of income. Assets and liabilities of foreign entities are translated to euros using year-end spot foreign exchange rates. The statements of income of foreign entities are translated at weighted average exchange rates for the year. The effects of translating these operations are taken directly to other comprehensive income within equity. On disposal of a foreign entity, the accumulated exchange difference is recognised in the statement of income as a component of the gain or loss on disposal. Until 2017 borrowings formed part of the net investment in Pharming Healthcare, Inc. From 2018 the Company has assessed that these borrowings form no longer part of the net investment as repayments are made. From 2018 the associated exchange rate differences are recognised through the statement of income.

The above-stated translation of foreign entities applies to the entity in the United States. The EUR/USD exchange rate applied at 31 December 2019 was 1.1214 (31 December 2018: 1.1439).

Distinction between current and non-current

An item is classified as current when it is expected to be realised (settled) within 12 months after the end of the reporting year. Liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting year.

Intangible assets

Intangible assets acquired separately are measured at historical cost. The cost of intangible assets acquired in a business combination is recognised and measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible assets may be impaired. Changes in the expected useful life, according the straight-line method, or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the statement of income in the relevant expense category consistent with the function of the intangible asset.

Intangible assets are also created through the capitalisation of certain types of expenditure, including particularly pharmaceutical research and development expenses. These are discussed in more detail under “Research and Development” on page 16 below.

The remaining amortisation periods for intangible assets at 31 December 2019 are:

Amortisation period
Category	Description	Total	Remaining
Transgenic technology*	Patents and licenses	6 to 10 years	Not applicable
RUCONEST® for HAE (EU)	Development costs	10 years	1 year
RUCONEST® for HAE (US)	Re-acquired commercial rights	20 years	17 years
Software expenses	Development costs	10 years	9 years
Development costs**	Development costs	Not yet in use	Not yet in use

*	Carrying value at 31 December 2019 of €nil
**	Regarding acquired assets for Pompe and Fabry’s disease and internal generated assets for modifications of RUCONEST®

The Company’s original transgenic technology has been fully depreciated and now has a carrying value of €nil. The Company is developing new transgenic technology based on new internally generated patents and is also using externally-developed technology to produce certain founder transgenic animals. The new technology, if capitalised upon completion, will be amortised over its then useful life.

Biological Assets

Pharming’s production system is dependent on biological assets, but these do not qualify to be recognised under the relevant standard IAS 41 Agriculture and thus all relevant costs are expensed through the income statement. It is possible that a change of platform bioreactor to cattle may require a review of this policy.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation charges and accumulated impairment charges. Generally, depreciation is calculated using a straight-line basis over the estimated useful life of the asset. The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognizing of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income in the year the asset is derecognised. Residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end.

All costs that are directly attributable to bringing an asset to the location and condition necessary for it to be capable of operating in the manner intended by management, will be capitalised. These costs include direct employee benefits, rent and testing costs. Capitalisation will be done until the asset is capable of operating in the manner intended by management.

The depreciation periods for property, plant and equipment are:

Category	Depreciation period
Land	Not depreciated
Land improvements	20 years
Operational facilities	10-20 years
Leasehold improvements	5-10 years
Manufacturing equipment*	5-10 years
Other property, plant & equipment	5-10 years

*	Depreciation charges for manufacturing equipment are based on actual use of the equipment involved, which is expected to take place in a period before technical expiration

Impairment of assets

Assets that have an indefinite useful life and intangibles not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Inventories

Inventories are stated at the lower of cost and net realisable value. The Company has three inventory categories:

•

Finished goods: consists of batches of RUCONEST®. These batches comprise therapeutic product available for sales (both single vials and self-administration kit), clinical development and pre-clinical activities. Initial recognition is at cost and includes all production costs related to product sales, including production costs of the skimmed milk, external manufacturing costs, costs for product testing and other costs incurred in bringing the inventories to their present location and condition;

•	Work in progress: semi-finished goods consisting of drug substance;

•

Raw materials: consists of skimmed milk serving as a raw material for the batches of RUCONEST®. Valuation per unit skimmed milk is based on the total costs of the production facilities and the normal production levels.

Costs are determined using the first-in, first-out (FIFO) method. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale, or, in case the products will be used for a clinical trial, the net realisable value is the reimbursement we expect to receive from partners in this trial. The costs of inventories are included in costs of product sales if related to the sale of products. If related to the use in a clinical trial the expenses are included in the operating costs.

An impairment provision is recognised for inventories if no future use or sale is expected or likely before the expiration date or if product batches are expected not to be released due to quality issues. The cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses, until this falls below net realisable value whereupon the inventory so affected is carried at net realisable value.

Financial assets

Financial assets are recognised when the Company becomes a party to the contractual provisions of a financial instrument. Financial assets are derecognised when the rights to receive cash flows from the financial assets expire, or if the Company transfers the financial asset to another party and does not retain control or substantially all risks and rewards of the asset. Purchases and sales of financial assets in the normal course of business are accounted for at settlement date (i.e., the date that the asset is delivered to or by the Company).

At initial recognition, the Company measures its financial assets at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset.

After initial recognition, the Company classifies its financial assets as subsequently measured at either i) amortised cost, ii) fair value through other comprehensive income or iii) fair value through profit or loss on basis of both:

•	The Company’s business model for managing the financial assets;

•	The contractual cash flow characteristics of the financial asset.

Subsequent to initial recognition, financial assets are measured as described below. At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognises a loss allowance for expected credit losses for financial assets measured at either amortised costs or at fair value through other comprehensive income. If, at the reporting date, the credit risk on financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12 months of expected credit losses. If, at the reporting date, the credit risk on a financial instrument has increased significantly since initial recognition, the Company measures the loss allowance for the financial instrument at an amount equal to the lifetime expected credit losses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if both i) the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest of on the principal amount outstanding.

A financial asset measured at amortised cost is initially recognised at fair value plus transaction cost directly attributable to the asset. After initial recognition, the carrying amount of the financial asset measured at amortised cost is determined using the effective interest method, less any impairment losses.

The Company’s financial assets measured at amortised cost comprise cash equivalents held in short term deposits. As these are US Treasury bonds only, there has been no difference to date between the fair value and the delivered value.

Financial assets at fair value through other comprehensive income

A financial asset is measured at fair value through other comprehensive income if both i) the financial asset is held within a business model whose objective is achieved by collecting contractual cash flows and selling financial assets; and ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has no financial assets measured at fair value through other comprehensive income.

Financial assets at fair value through profit or loss

When any of the above-mentioned conditions for classification of financial assets are not met, a financial asset is classified as “at fair value through profit or loss” and measured at fair value with changes in fair value recognised in profit or loss.

A financial asset measured at fair value through profit or loss is recognised initially at fair value and its transaction cost is recognised in profit or loss when incurred. A gain or loss on a financial asset measured at fair value through profit or loss is recognised in the consolidated statement of income for the reporting period in which it arises.

The Company may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss, if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different bases.

The Company’s financial instruments measured at fair value through profit or loss comprise derivative financial liabilities. It has no financial assets of this kind.

Trade and other receivables

Trade and other receivables are recognised initially at fair value. Subsequent measurement is at amortised cost using the effective interest method, less the expected credit loss. Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. For trade receivables and contract assets, the Company applies a simplified approach in calculating expected credit loss. The Company assesses the expected credit loss that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments (maturity less than 3 months) readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Bank overdrafts are shown within borrowings in current liabilities on the statement of financial position and does not include restricted cash. For the purpose of the statement of cash flow, cash and cash equivalents are net of outstanding bank overdrafts. Restricted cash is cash held on short term deposits with certain banks as security mainly for credit cards and car leases.

Equity

The Company only has ordinary shares, and these are classified within equity upon issue. Shares transferred in relation to settlement of (convertible) debt and derivative financial liabilities are measured at fair value with fair value based on the closing price of the shares on the trading day prior to the settlement date. Equity is recognised upon the issue of fixed warrants with a fixed exercise price as well as upon the recognition of share-based payment expenses; shares issued upon exercise of such warrants or options are measured at their exercise price.

Transaction costs associated with an equity transaction are accounted for as a deduction from equity to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. Transaction costs related to the issue of a compound financial instrument are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds.

Financial liabilities and borrowings

Financial liabilities are classified as either financial liabilities at fair value through profit or loss (derivative financial liabilities) or financial liabilities at amortised cost (borrowings and trade and other payables). All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs; transaction costs related to the issue of a compound financial instrument are allocated to the liability and equity components of the instruments in proportion to the allocation of proceeds. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in the statement of income when the liabilities are paid off or otherwise eliminated as well as through the amortisation process. Purchases and sales of financial liabilities are recognised using settlement date accounting.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognising of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the statement of income.

Provisions

Provisions are recognised when there is a present obligation (legal or constructive) as a result of a past event. It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation can be made. The expense relating to any provision is presented in the statement of income net of any reimbursement.

Derivative financial liabilities

Derivative financial liabilities are initially recognised at fair value and subsequently measured at fair value through profit or loss with changes in the fair value recognised in the statement of income as they arise.

Trade and other payables

Trade and other payables are initially recognised at fair value. Subsequent measurement is at amortised cost using the effective interest method.

Revenue recognition

The standard IFRS 15 Revenues from contracts with customers has been applied by the Company since 1 January 2018. IFRS introduced a five-step model to determine when to recognise revenue and at what amount, based on transfer of control over goods or services to the customer:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract. Performance obligations are promises in a contract to transfer to a customer goods or services that are distinct;

3.

Determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. If the consideration promised in a contract includes a variable amount, an entity must estimate the amount of consideration to which it expects to be entitled in exchange for transferring the promised goods or services to a customer;

4.	Allocate the transaction price to each performance obligation on the basis of the relative stand-alone selling prices of each distinct good or service promised in the contract;

5.

Recognise revenue when a performance obligation is satisfied by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer services to a customer). For a performance obligation satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognised as the performance obligation is satisfied.

All of the Group’s revenue from contracts with customers is derived from delivery of goods, specifically vials of pharmaceutical products. The Group does not provide any additional services (including financing services) or equipment to its customers.

In accordance with IFRS 15, revenue is recognised when the customer obtains control of the goods. For the Group’s contracts the customer obtains control immediately after shipment of the product, which arrives at the customer within a short time frame.

The vast majority of the Group’s contracts for revenue with customers are subject to chargebacks, discounts and/or rebates relating directly to customers or to ultimate reimbursement claims from government or insurance payers. These are accounted for on an estimated net basis, with any actual discounts and rebates used to refine the estimates in due course. These variable elements are deducted from revenue in the same period as the related sales are recorded.

The Group received upfront payments in the past from a variety of parties in exchange for licenses for European, US, Chinese and other sales and distribution rights. These upfront payments were each considered as a single performance obligation together with the subsequent delivery of goods. They were initially recognised as a deferred contract liability and were released to the statement of income over the effective life of the license, in line with the terms of agreement with each distributor. All amounts held over in this way have now been released to the income statement following termination or variation of the underlying agreements or completion of the performance obligation in question.

Costs of sales

Costs of sales represent all production costs related to product sales, including production costs of the skimmed milk, external manufacturing costs, costs for product testing and other costs incurred in bringing the inventories to their present location and condition. The costs are measured at their actual costs based on FIFO and incurred to net realisable value if sales price is below actual costs.

Research and development costs

Research expenditure is recognised as an expense in the period in which it is incurred. An intangible asset arising from development expenditure on an individual project is recognised only when the following criteria are met:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale is not in doubt;

•	The Company has the clear intention and resources to complete the asset, and to use or sell it;

•	Its ability to use or sell the asset is not in doubt;

•	The probability of future economic benefits is clear at the time of making the decision;

•	The availability of resources to complete the development required is not expected to change during the development process;

•	It is possible to measure the expenditure reliably during the development.

Technical feasibility and ability to use or sell the asset are, in general, considered probable when the Company estimates that obtaining marketing approval is deemed likely. In practice this is only the case when we have either (i) completed a similar program before on the same therapeutic molecule or combination, or (ii) completed an identical program before on a similar molecule or combination. In other situations, the likelihood of success at each remaining level of clinical development and regulatory approval is assessed and, unless the collective probability is over 80%, the criteria is difficult to meet in these circumstances.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure capitalised is amortised over the period of expected useful life of the related patents. The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use or more frequently when an indication of impairment arises during the reporting year.

Other income

Pharming receives certain grants which support the Company’s research efforts in defined research and development projects. These subsidies generally provide for reimbursement of approved costs incurred as defined in various grants. Subsidies are recognised if the Company can demonstrate it has complied with all attached conditions and it is probable that the grant amount will be received.

The Company includes income from grant under other income in the statement of income in order to enable comparison of its statement of income with companies in the life sciences sector. Companies in this sector generally present governmental grants as income since these often are a significant source of income.

Interest income

Interest income is recognised as interest accrues, using the effective interest method. For the purpose of the consolidated statement of cash flows, interest income derived from cash and cash equivalents have been presented as operating cash flows.

Operating costs

Operating costs are expensed as incurred. Costs of research and development cover those activities that are carried out to gain new scientific or technical knowledge and understanding as well as the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products. Costs of general and administrative nature apply to overhead expenses. Costs of marketing and sales relate to all expenses incurred to commercialise the product.

Short-term employee benefits

The Company does not provide any benefits based on financial measurement of the statement of income.

Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

Pension plan

For all Dutch employees, the Company participates in defined contribution pension plans with an independent insurance company. Defined contributions are expensed in the year in which the related employee services are rendered.

Employees in the United States are enabled to participate in a 401k plan, which also qualifies as a defined contribution plan. To become an eligible participant, an employee must complete 6 months of service and attain the age of 18 years. The employer matches 100% of the first 3% the employee contributes to their 401k plan and 50% of any amount over 3% up to 5%. Any employee contribution over 5% is not matched. Costs of the 401k plan are expensed in the year in which the related employee services are rendered.

Share-based payment

The costs of option plans are measured by reference to the fair value of the options on the date on which the options are granted. The fair value is determined using the Black-Scholes model. The costs of these options are recognised in the income statement (share-based compensation) during the vesting period, together with a corresponding increase in equity (other reserves). Share-based payment charges do not affect liabilities or cash flows in the year of expense since all transactions are equity-settled.

Pharming’s employee option plan states that an employee is entitled to exercise the vested options within five years after the date of the grant. The period in which the options become unconditional is defined as the vesting period.

Long Term Incentive Plan

For a limited number of board members and officers, performance shares are granted free of charge. A maximum number of predetermined shares vest three years after the grant date, provided that the participant to the long-term incentive plan is still in service (continued employment condition), with actual shares to be transferred based on the relative achievement of Pharming’s share price compared to a peer group. The maximum number of shares immediately vests upon a change of control.

The fair value is determined using Monte Carlo simulation. The costs of the LTIP are recognised in the income statement during the vesting period. The fair value at the grant date includes the market performance condition (relative total shareholder return performance) but excludes the three-year service condition.

Leases

Accounting principle and policy 2019 (applying IFRS 16)

The Group assesses whether a contract is or contains a lease at the inception of the contract. The Group recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which the economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date.

The lease liability is presented as a separate line in the consolidated balance sheet.

The lease liability is subsequently measured by increasing the carrying amount to reflect the interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of modification.

The Group did not make any such adjustments during the periods presented.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use, unless those costs are incurred to produce inventories.

Right-of-used assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated balance sheet.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, Plant and Equipment’ policy.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognised as an expense in the period in which the event or condition triggers those payments occur.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The Group had no such lease arrangements in 2019 and has none at the date of this report.

Accounting principle and policy 2018 (applying IAS 17)

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the statement of income.

Lease agreements in which the lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases. Operating lease payments are recognised as an expense in the statement of income on a straight-line basis over the lease term.

In certain lease agreements for property, plant and equipment, the lessor funds’ assets in use and effectively controlled by the Company. Such constructions qualify as a ‘lease incentive’, in which case the Company fully capitalises the contribution of the lessor in property, plant and equipment with a corresponding increase in liabilities. The investment is depreciated in accordance with the accounting policies for property, plant and equipment, with the accrued lease incentive released to operational lease charges in the statement of income throughout the lease agreement period and on a straight-line basis.

Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate based on amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised, or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to use those temporary differences and losses. The Company has assessed all its income tax amounts and provisions in the light of IFRIC 23 Accounting for Uncertain Income Taxes, and has concluded that it is probable that its particular tax treatment will be accepted in all relevant jurisdictions and thus it has determined taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.

Cash flow statement

Operating cash flows in the statement of cash flows are reported using the indirect method. Under the indirect method the figure is produced by adjusting the profit and loss by removing the effects of non-cash items and changes in working capital. The Company has chosen the profit before tax as a starting point . Payments of the finance lease liabilities related to operating assets and equipment are included in the operating cash flows, whereas all other finance lease liabilities are included in financing cash flows. They are part of the manufacturing costs, thus part of the working capital. This way the statement properly reflects the cash flows.

Classification of certain items in the cash flow statement have been restated. The cash flows from operating activities presented herein presents a reconciliation from “profit before tax” instead of “operating profit” and additionally, in the statement of cash flows a reclassification has been made for the interest received in 2019 (€1.1 million), resulting in a decrease of the net cash flows generated from financing activities and an increase of the net cash flows generated from operating activities. Besides, the restricted cash is excluded from the total cash and cash equivalents as per reporting date (2019: €2.3 million, 2018: €1.2 million). The movement of restricted cash is reported as a change in net cash flows generated from operating activities, resulting in a decrease of cash flows from operating activities of €1.1 million for 2019 and an increase of €0.1 million for 2018.

Earnings per share

Basic earnings per share are calculated based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans, warrants issued and convertible loan agreements.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting of segmental information provided to and used by the chief operating decision-maker function in managing that segment.

The Board of Management, which makes the Company’s strategic decisions, has been identified as the chief operating decision-maker responsible for allocating resources and assessing performance of the operating segments.

2.4	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of financial statements requires judgments and estimates that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Judgements:

Revenue

Revenue is recognised when control has been transferred to the customer. Gross turnover is reduced by chargebacks and rebates for government healthcare programs, discounts to specialty pharmacies and wholesalers, and product returns given or expected to be given, which vary by patient groups. Chargebacks and rebates for healthcare programs depend upon the submission of claims some time after the initial recognition of the sale. The liability for this variable consideration is made, at the time of sale, for the estimated chargebacks and rebates, based on available market information and historical experience. Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of patient groups. The level of these liabilities is being reviewed and adjusted regularly in the light of contractual and legal obligations, historical charges and trends, past experience and projected mixtures of patient groups. The Group acquires this information from both internal resources as external parties.

Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.

Business combinations and contingent consideration

In 2016 Pharming completed the acquisition of all North American commercialisation rights for its own product RUCONEST® from Valeant. Valeant Pharmaceuticals International changed its name in 2018 to Bausch Health Companies after it acquired Bausch & Lomb. The re-acquired rights are determined as an intangible, asset, as part of a business combination. Pharming has paid an upfront amount of US$60 million and agreed to pay future amounts up to a further US$65 million based on achievement of sales milestones. The future payments, based on achieving milestones, are considered to be contingent consideration. As the payments will be made in cash the contingent consideration is classified as a financial liability. It is recognised at its fair value at the acquisition-date, as part of the total consideration transferred, according IFRS 3 para 39. Fair value at acquisition-date was based on the probability of achieving the milestones. These fair values are based on risk-adjusted future cash flows discounted using appropriate discount rates. The fair values are reviewed on a regular basis, at least annually, and any changes are reflected in the income statement.

At 31 December 2019, the liability for contingent consideration amounted to €34.9 million (2018: €49.5 million). See note 29 Business combinations and contingent consideration. The amount originally arose on the acquisition of the commercialisation rights from Valeant Pharmaceuticals in 2016. This represents the present value of the estimated amount probably payable by Pharming in the event of achieving sales milestones and is calculated by applying the milestone criteria to probabilities of forecast future revenues and cash flows. Sensitivity analysis is given in note 31 Financial risk management. The assumptions relating to future revenues and discount rates are based on business forecasts and are therefore inherently judgemental. Future events could cause the assumptions used in these projections to change with a consequent adverse effect on the future results of the Company.

Investment in BioConnection BV

In 2019, Pharming took a 43.85% stake in the equity of its fill & finish partner, BioConnection BV. In the Board of Management’s judgement, the investment in BioConnection constitutes an investment in an unconsolidated structured entity, as Pharming has significant influence but does not have control of BioConnection and in particular is embargoed by a shareholders agreement between the shareholders of BioConnection from influencing any activity between the two parties which is in any significant way different from the relationship which existed between the two prior to the investment. Pharming does not control the voting rights or the economic benefits of the entity. Accordingly, Pharming accounts for its investment in BioConnection by the equity method and does not consolidate the entity as a subsidiary.

Development costs

Expenditures for development can be recognised as an intangible asset when there is little doubt that the following criteria are being met as described in further detail on page 16 above:

-	Technical feasibility of completing the asset so that it will be available for use of sale is clear;

-	The Company’s intention to complete the asset and use or sell it is clear;

-	Its ability to use or sell it is clear;

-	The probability of future economic benefits is good (there is an existing market for the product which is likely to be available once the product is ready for launch);

-	The availability of resources to complete the development is not in question;

-	The ability to measure the expenditures on the project reliably is not in question.

Development expenditures that meet these criteria are being capitalised. Expenditure which does not meet these criteria must be taken as expenses through the income statement.

The Company has had to make some judgements to determine if the above criteria will be met.

For most pharmaceutical products the capitalisation of development expenditures is usually restricted because the release of a new drug is strictly controlled by legislation and has to pass a number of (pre) clinical trials. The Company is however working on modifications of its current product but since the active component in these modified products is exactly the same in structure and mode of action as in the existing approved product (“RUCONEST®”), management strongly believes that final approval for these modifications will be obtained. For this reason, the costs related to these developments are being capitalised.

Estimates:

Inventories

At year-end 2019, the Company has capitalised batches of RUCONEST® as well as skimmed milk with an aggregate carrying value of €14.5 million. These inventories are available for use in commercial, pre-clinical and clinical activities. Estimates have been made with respect to the ultimate use or sale of the product, taking into account current and expected sales as well as pre-clinical and clinical programmes for both HAE projects and other indications of the rhC1INH product. In doing so, best estimates have been made with respect to the timing of such events in view of both the existing and expected remaining shelf life of the product involved. The actual cash proceeds from these product sales are difficult to predict in terms of volumes, timing and reimbursement amounts.

Inventories are stated at the lower of cost and net realisable value. The estimation of the net realisable value is based on the allocation of inventories to the different markets with different prices, based on sales forecasts by management and commercial partners, and clinical programmes. Actual sales can differ from these forecasts.

Derivative instruments presented as financial liabilities

Derivative instruments which are not equity instruments, such as warrants to acquire Pharming shares which have a cashless exercise option and the conversion option for repayment of the instalments into shares, are presented as financial liabilities.

All Pharming warrants are essentially the commitment to issue a fixed number of shares for a fixed amount of cash, but the possibility of cashless exercise (where a holder decides to accept fewer shares so as to avoid paying the relevant amount of cash, thus resulting in a number of shares to issued which can vary downward from the original number) requires that such warrants are treated as financial liabilities. As such, these derivative instruments are initially recognised at fair value and subsequently revalued at fair value through profit or loss with changes in the fair value recognised in the statement of income as they arise. Such revaluations do not represent the actual liability to issue shares, which is unchanged, but a notional market value of the instrument as if a new instrument with the same terms were issued on the measurement date. The revaluations are not cash movements or capable of being realised, and any accumulated revaluation total is returned to the profit & loss account (if a loss) or added to equity (if a gain) upon the extinction of the instrument through exercise or expiry, resulting in a net nil balance. These revaluations are presented as a separate line under financial income and expenses.

As at 31 December 2019, the Company has presented such derivative instruments as financial liabilities with a carrying value of €0.3 million. The revaluation shown in the profit & loss account represents the notional adjustment necessary to reflect the market values of similar warrant rights as if they were issued on the measurement date (31 December 2019) with the same terms and are based on models using assumptions with respect to, inter alia, the exercise of the warrants on or before maturity dates as well as (historical) volatility. Actual share price developments may trigger exercise of these warrants at a different time than assumed in the model, or result in their expiry unexercised, and may also result in the issue of shares to warrant holders at a time when the Pharming share price is higher or lower than anticipated at 31 December 2019. As a result, the difference between the open market value of shares transferred to warrant holders upon exercise and the carrying value at year-end 2019 as charged to the statement of income may be material but will be a non-cash movement to profit & loss or equity as described above. As the carrying value has significantly decreased as per 31 December 2019, the related risks have also been reduced significantly.

Property, plant and equipment

At year-end 2019, Pharming has property, plant and equipment with a carrying value of €8.6 million. These assets are dedicated to the production of RUCONEST® inventories €6.5 million and, research and development activities, marketing and sales activities and corporate purposes €2.1 million. It is estimated these asset groups will continue to be used in ongoing production, research and development or general and administrative activities at least over its currently anticipated lifetime. The carrying value of these assets may be impaired in the future in case of a decision to cancel and/or defer certain activities.

Deferred tax assets

The Board of Management has considered the Company’s history of losses, its current financial performance and expectations of future financial performance and has concluded that it is probable that the benefits of the tax loss carry forward and the other deferred tax assets will be realised through future taxable profits. Accordingly, the Company has recorded deferred tax assets as set out in note 28.

2.5 Effect of new accounting standard

IFRS 16 Leases

The IASB has issued a new standard IFRS 16 Leases.

IFRS 16 Leases is a new standard effective for annual period beginning after January 1, 2019 of which earlier application is permitted; however, the Group has chosen not to early adopt the new IFRS 16 in preparing these consolidated financial statements. The Group adopted IFRS 16 Leases from January 1, 2019.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Group has applied the recognition exemptions for short-term leases and leases of low-value items.

The Group has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a lease.

The Group has applied IFRS 16 using the modified retrospective approach, it does not restate any comparative information. In the modified retrospective approach the lease liability is measured at the present value of remaining lease payments using the incremental borrowing rate on January 1, 2019, the date of initial application. The Group has chosen to measure the right-of-use assets at an amount equal to the lease liability. See also note 2.3.

i. Leases in which the Group is a lessee

The Group has recognised new assets and liabilities for its leases for the rent of offices and laboratory facilities, as well as lease cars for employees.

The nature of expenses related to those leases changed because the Group recognised a depreciation charge for right-of-use assets and interest expense on lease liabilities.

Previously, the Group recognised lease expense on straight-line basis over the term of the lease, and recognised assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expense recognised.

ii. Measurement of lease liabilities

Amounts in € ‘000	January 1, 2019
Operating lease commitments disclosed under IAS 17 at 31 December 2018	8,457
Short-term and low value lease commitments straight-line expensed under IFRS 16	(2,033)
Effect of discounting	(1,633)

Lease liabilities recognised at 1 January 2019	4,791

Of which the breakdown between current and non-current lease liabilities is as follows:

Amounts in € ‘000	January 1, 2019
Current lease liabilities	1,441
Non-current liabilities	3,350

Lease liabilities recognised at 1 January 2019	4,791

iii. Measurement of right-of-use assets

Right-of-use assets for property and car leases were measured at the amount equal to the lease liability.

Amounts in € ‘000	January 1, 2019
Buildings	4,228
Cars	563

Lease liabilities recognised at 1 January 2019	4,791

iv. Adjustments recognised in the balance sheet on 1 January 2019

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

Amounts in € ‘000	January 1, 2019
Right-of-use assets - increase by	4,791
Lease liabilities - increase by	4,791

v. Weighted average IBR

The weighted average incremental borrowing rate (‘IBR’) used at January 1, 2019 is 10.8%.

Interest Rate Benchmark Reform

The IASB has issued a new reform proposal for Interest Rate Benchmarking, applicable for annual reporting periods beginning on or after 1 January 2020, and which affects all companies with hedging relationships affecting interest costs. These are hedging instruments designed to remove the future uncertainties of cost changes due to movements in interest rates which are tied to a variable index such as the London Interbank Offering Rate (LIBOR). Companies often match such uncertainties by acquiring derivative instruments designed to pay out if the rate moves disadvantageously for the Company. As until January 2020 the interest rate on Pharming’s debt was tied to LIBOR, Pharming could have benefited from such instruments if they had been taken out and LIBOR also risen (i.e. the debt had started to cost more). In fact, LIBOR was very steady throughout the duration of all Pharming loans which were linked to it, and so no meaningful loss was incurred even without such derivative instruments. Pharming has no such hedging relationships at present and so does not use any hedging accounting affected by the reform, but has adopted the reform nonetheless such that in the event that new hedging relationships are required in the future, Pharming will apply the new reform standard immediately.

In the current year, apart from the above mentioned adoption of IFRS 16 Leases, the Company has applied a number of amendments to IFRS Standards and Interpretations issued by the IASB that are effective for an annual period that begins on or after 1 January 2019. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

•	Amendments to IFRS 9 Prepayment Features with Negative Compensation

•	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures

•	Annual Improvements to IFRS Standards 2015–2017 Cycle Amendments to IFRS 3 Business

•	Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs

•	Amendments to IAS 19 Employee Benefits Plan Amendment, Curtailment or Settlement

•	IFRIC 23 Uncertainty over Income Tax Treatments

3.	GOING CONCERN ASSESSMENT AND EFFECTS OF COVID-19

In preparing and finalising the 2019 financial statements, the Board of Management of Pharming has assessed the Company’s ability to fund its operations for a period of at least 18 months after the date of signing these financial statements.

Looking forward, we see continuing uncertainties following the COVID-19 outbreak and market volatility. In the preparation of the financial statements, the future impact of the global pandemic COVID-19 outbreak has been considered as part of the adoption of the going concern assumption. In particular, the Board has assessed the likelihood of the current COVID-19 outbreak affecting the Company’s revenues, costs or other activity to such a degree that the likelihood of the Company being unable to meet all of its obligations as they fall due is reduced as a result of this outbreak, and has concluded that there is no significant probability that this will occur during the next 18 months. While it is possible that sales growth may be slightly lower than expected if business travel continues to be heavily restricted for a long period of time, the underlying needs of our patients are not expected to change in any significant way and therefore demand should remain at least at the current levels. Certain costs may be delayed or not incurred at all if the outbreak continues.

In addition to the above, risk factors, possible future actions and other uncertainties remain and it is currently not possible to reliably estimate the future impact thereof for the Company. Whilst uncertain, we do not believe, however, that the impact of the COVID-19 virus would have a material adverse effect on our financial condition or liquidity and we expect to be able to meet our financial obligations.

Based on the assessment on a going concern basis, the Company has concluded that funding of its operations for a period of 18 months after the signing date of these financial statements is realistic and achievable. In arriving at this conclusion, the following main items and assumptions have been considered:

•	Cash and cash equivalents and restricted cash of €66.3 million and €2.3 million, respectively, as at 31 December 2019;

•

Cash and cash equivalents and restricted cash as at 30 September 2020, the latest date available prior to the date of publication of these financial statements, which are more than sufficient to meet anticipated obligations;

•

Proceeds from direct sales of product in the USA, the European Union and the United Kingdom, as well as receipts from commercial supply of product to our partners in Latin America, South Korea and Israel currently generate more cash than the Company requires for day to day expenses and to supply those sales, and thus the surplus cash generated will support our financial reserves further;

•

Pharming has a previous history prior to 2017 of operating losses. As result of the steady continuing sales growth, the Company achieved in 2019 net profits in every quarter, ending the year at €36.2million, up 45% on 2018. Until the end of September 2020, Pharming achieved sales growth compared to prior year and achieved positive net results in every quarter. So to date we have not experienced a decline in revenues in 2020 compared to the same periods in 2019 and we have not opted for any form of government assistance until now.

•

The Company’s anticipated operating cash outflows, and its planned and expected investments in (in)tangible assets for 18 months from the date of this report are expected to increase as a result of the increase in marketing and sales activities, production costs, development costs, and investment in assets will increase due to investments in production facilities, but these are expected to increase to a lesser extent than sales revenue increase, enabling sustained net cash generation.

•	Interest payments associated with the Company’s current finance structure are included in the assessment of future obligations;

•	The Company’s obligation to pay certain sales milestones is included in the assessment of future obligations.

•	Based on the current and forecasted assessment of future obligations, loan covenants calculations provide sufficient headroom and forecasts indicate no breach is anticipated;

•

So far, we did not have any indications that would require us to proceed with an impairment of our receivables and inventories. All receivables due for collection until September 2020 were collected in full at their usual credit terms;

•	So far, we have not experienced any noteworthy disruption to our supply chain and none of the Company’s (external) production facilities / sales locations have been closed.

Overall, based on the outcome of this assessment, these financial statements have been prepared on a going concern basis. Notwithstanding their belief and confidence that Pharming will be able to continue as a going concern, the Board of Management emphasises that the actual cash flows may potentially ultimately (significantly) deviate up or down from our projections for various reasons. In the absence of an (improbable) absolute catastrophe such as banning of the product from sale in a major market, the Board of Management believe that the Company will have more than sufficient resources to meet all obligations as they fall due.

4.	SEGMENT INFORMATION

The Board of Management is the chief operating decision-maker. The Board of Management considers the business from both a geographic and product perspective. From a product perspective, the Company’s business is almost exclusively related to the recombinant human C1 esterase inhibitor business. From a geographic perspective, the Company is operating in the US, Europe and the Rest of the World. The Board of Management primarily measures revenues and gross profit to assess the performance of the geographic areas. Operating costs and assets are not sub-allocated to the geographic areas.

Total external revenues and gross profit per geographic segment for the financial year 2019 and 2018 are:

Amounts in € ‘000	2019	2018
Revenues:
US	162,689	126,636
Europe	5,041	7,166
RoW	1,291	1,328

Total revenues	169,021	135,130

Gross profit:
US	144,780	111,581
Europe	1,911	290
RoW	976	1,079

Total gross profit	147,667	112,950

5.	REVENUES

The revenue significantly increased due to higher sales in the US market (€162.7 million in 2019 compared to €126.6 million in 2018). Revenue in Rest of the World (excluding the EU) stayed flat at €1.3 million in both 2018 and 2019. Revenues in Europe decreased (€5.0 million in 2019 compared to €7.2 million in 2018) due to lower sales levels in the SOBI regions.

The revenue fully relates to the transfer of goods and is recognised at a point in time when the goods have been delivered to the customer. In 2019, the Group released €1.5 million (2018: €0.8 million) from a contract liability to the revenue.

Two U.S. customers represent approximately €132.1 million (78%) of our revenues in 2019. For 2018, the two US customers represent approximately € 100.3 million (74%) of our revenues. These customers are large specialty wholesale companies that are specialized in distribution of pharmaceuticals in our and our competitors’ disease area and that distribute our product.

6.	OTHER INCOME

Other income related to grants and amounted to €0.4 million in 2019 (€0.7 million in 2018). The grants are annual payroll-tax reimbursement granted by the Dutch and French governments for research and development activities actually conducted by the Company in those countries.

7.	EXPENSES BY NATURE

Costs of product sales

Costs of sales in 2019 and 2018 were as follows:

Amounts in € ‘000	2019	2018
Cost of product sales	(20,587)	(20,576)
Inventory impairments	(768)	(1,604)

Total	(21,355)	(22,180)

Cost of product sales in 2019 amounted to €20.6 million (2018: €20.6 million) and relate to actual product sales. Costs were relatively lower for product sales in 2019 than in 2018 because in 2018 there were significant numbers of vials of RUCONEST® provided for free to patients suffering from shortage of their vital HAE medications due to stock-out situations at competitor firms, or to provide intermediate assistance to patients in need during a transfer to RUCONEST® as their primary medication for HAE attacks. This therefore increased the cost of goods and reduced the gross margin. In 2019 this situation did not occur, and there were very few donated vials.

Inventory impairments related to inventories designated for commercial activities amounted to a reversal of €0.3 million in 2019 (2018: a charge of €1.6 million). The impairment stems from the valuation of the inventories against lower net realisable value.

Costs of research and development

Operating expenses for research and development activities decreased slightly to €28.4 million in 2019 from €28.9 million in 2018. The costs mainly relate to preparing for and initiating the clinical studies of rhC1INH in pre-eclampsia and acute kidney injury, and continuing work on the preparation and production of a-glucosidase for Pompe disease and a-galactosidase for Fabry disease using the Pharming technology.

Costs of general and administrative activities

Operating expenses for general and administrative activities increased to €18.9 million in 2019 from €12.2 million in 2018. The increased costs are mainly related to: additional administration resources to support the growing commercial and operations activities in both the USA and the EU; depreciation costs on new production and intangible assets; and €4.6 million provided for abnormal service fees to Sanofi for a period of short production of source material in each of 2018 (€0.6 million) and 2019 (€4.0 million). More detail on this provision is presented in note 22.

Costs of marketing and sales activities

Operating expenses for marketing and sales increased in 2019 to €39.9 million from €34.5 million in 2018. The increased costs are mainly related to the further expansion of the commercial organisation and infrastructure in both the USA and the EU.

Employee benefits

Amounts in € ‘000	2019	2018
Salaries	(26,363)	(22,887)
Social security costs	(3,364)	(2,251)
Pension costs	(1,577)	(1,034)
Share-based compensation	(4,449)	(3,889)

Total	(35,753)	(30,061)

Salaries include holiday allowances and cash bonuses for staff not on the Board of Management.

The number of employees

Weighted average full time equivalent	2019	2018
Research and development	115	96
General and administrative	31	21
Marketing and sales	43	39

Total	189	156

The weighted average number of employees working outside the Netherlands was 73 (2018: 63). The increase was mainly due to additional sales representatives and medical affairs personnel in the USA and in other EU countries.

Employee benefits are charged to research and development costs, general and administrative costs, or marketing and sales costs based on the nature of the services provided by each employee.

Depreciation and amortisation charges

Amounts in € ‘000	notes	2019	2018
Property, plant and equipment	12	(1,573)	(1,090)
Intangible assets	11	(2,884)	(2,845)

Total		(4,457)	(3,935)

Right of Use assets
Buildings	12	(1,125)	—
Cars	12	(328)	—

Total		(1,453)	—

The increase of depreciation charges of property, plant and equipment in 2019 as compared to 2018 stems from new investments, mainly in production assets. For property, plant and equipment, in 2019 an amount of €1.5 million was charged to research and development costs (2018: €0.9 million).

Amortisation charges of intangible assets have been allocated to research and development costs and marketing and sales costs in the statement of income, depending on the class of intangible asset. For example, amortisation related to the re-acquired commercialisation rights for RUCONEST® in the USA were charged to Marketing and Sales expenses. In 2019 the amortisation charges were in line with prior year and mainly related to the amortisation of the re-acquired US commercialisation rights, which is applied over the economic useful life of 20 years.

Lease charges

For the year 2019, the Company charged €2.1 million (2018: €1.9 million) to the statement of income with regard to lease commitments for office rent, equipment, facilities and lease cars.

The non-cancellable leases at 31 December 2019 have remaining terms of between one and ten years and generally include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions.

The expected lease charges after the end of the reporting year have been disclosed in note 30 below. Allocations of the lease charges to costs or general and administrative expenses have been based on the nature of the asset in use.

Independent auditor’s fees

The 2018 Audit was performed by PricewaterhouseCoopers Accountants N.V., while the 2019 audit was performed by Deloitte Accountants B.V.

Amounts in € ‘000	2019	2018
Audit of the financial statements	(616)	(526)
Audit related activities	—	—
Tax advisory	—	—

Total	(616)	(526)

The increase of fees in 2019 compared to 2018 mainly relates to the change of auditor, and the fact that some €0.15 million of the 2018 costs were in fact incurred in 2019 as a result of the audit of the 2018 financial statements.

8.	FAIR VALUE GAIN (LOSS) ON REVALUATION DERIVATIVES

Amounts in € ‘000	2019	2018
Revaluation warrants	(209)	(302)
Revaluation conversion rights	—	(193)

Total	(209)	(495)

In 2018, the Company incurred (non-cash) adjustment losses through revaluation against fair value and exercises of the derivative components of issued instruments (principally the ordinary convertible bonds and the warrants), largely stemming from increases in the Company’s share price. Please see note 21 for more information on the derivative financial liabilities related to these revaluations. In 2019 conversion of bonds was no longer possible, as all of the bonds were redeemed or converted early in the year.

The new €125 million convertible bonds due 2025 (the “2025 Bonds”) issued in January 2020 do not have settlement other than for a specific fixed number of shares, and are therefore not subject to these revaluations to fair value. Instead, the equity component of the 2025 Bonds is taken directly to share capital and share premium upon recognition. The accounting for the 2025 Bonds will first appear in the financial statements for the first quarter of 2020.

9.	OTHER FINANCIAL INCOME AND EXPENSES

Amounts in € ‘000	2019	2018
Interest income	1,011	18
Foreign currency results	—	—

Other financial income	1,011	18
Interest expenses	—	(10)
Foreign currency results	(460)	(1,147)
Interest loans and borrowings	(11,255)	(14,301)
Interest leases	(662)	—
Contingent consideration	(2,882)	(21,200)

Other financial expenses	(15,259)	(36,658)

Total other financial income and expenses	(14,248)	(36,640)

Foreign currency results

These results primarily follow from the revaluation of bank balances and the loan which are denominated in foreign currencies, mainly US dollars, and the timing of foreign currency payments against the actual exchange rate as compared to the original exchange rate applied upon the charge of fees or expenses. The losses in 2019 and 2018 are a result of the effective revaluation of the loan in US dollars, partly set off against the revaluation of the bank balances in US dollars, both incorporated in our Dutch entities. The US dollar strengthened over the course of 2019.

Interest loans and borrowings

Interest on loans and borrowings in 2019 relate to the amortised costs from loans and borrowings, principally the current term loan from Orbimed Advisors, calculated under IFRS at the effective rate of interest, which takes account of any equity component on recognition such as warrants or early repayment options.

Settlement fees and expenses

In 2019 (and 2018) no settlement fees and expenses occurred.

Contingent consideration

The expense for the contingent consideration is related to the present value of the estimated likelihood of meeting all or some of the balance of US$25 million remaining out of the US$65 million potential sales milestones which formed part of the re-acquisition transaction for North American commercial rights for RUCONEST®. The second milestone, of US$20 million, was triggered in the last quarter of 2019, and was paid in February 2020, after the first milestone, also of US$20 million was triggered in 2018 and paid in March 2019. See also note 29.

10. INCOME TAX

Income taxes on ordinary activities

The following table specifies the current and deferred tax components of income taxes in the income statement:

Amounts in € ‘000	Notes	2019	2018
Income tax expense
Current tax
Current tax on profit for the year		(4,315)	(413)
Adjustments for current tax of prior periods		242	(919)
Total current tax expense		(4,073)	(1,332)

Deferred income tax
Deferred tax on profit for the year		(6,784)	(5,697)
Adjustments for deferred tax of prior periods		373	31,165
Total deferred tax benefit		(6,411)	25,468

Income tax credit (expense)		(10,484)	24,136

Effective income tax rate

Pharming Group’s effective rate in its consolidated income statement differed from the Netherlands’ statutory tax rate of 25%. The following table reconciles the statutory income tax rate with the effective income tax rate in the consolidated income statement:

Amounts in € ‘000	2019	2018
Profit (loss) on ordinary activities before taxation	46,680	857

Profit (loss) on ordinary activities multiplied by standard rate of tax in The Netherlands 25% (2018: 25%)	(11,670)	(214)

Effects of:
- Rate differential	9	263
- Non taxable income (expense)	(628)	(793)
- Deferred tax income (expense) related to recognition of deferred tax assets — net	373	31,165
- Rate change	2,877	(5,367)
- Other	(1,445)	(919)

Income tax credit (expense) for the year	(10,484)	24,136

Factors affecting current and future tax charges

The main difference between the theoretical tax and the effective tax for the year 2019 can be explained by the effects of non-taxable expenses, the effect of the increase in the 2020 Dutch statutory rate, US State taxes and the effect of taxable income generated and taxed in jurisdictions where tax rates differ from the statutory rate in The Netherlands.

The 2018 rate differential is primarily explained by the recognised deferred tax assets created by taking the taxable effect of the Company’s remaining outstanding net operating (tax) losses at that time to the balance sheet. The Board of Management believe that it is likely that these assets will be realised in the foreseeable future.

11. INTANGIBLE ASSETS

Amounts in € ‘000	Transgenic technology	RUCONEST¢ for HAE (EU)	Development costs	Re-acquired rights and Licenses	Novartis License	Software	Total
At cost	2,651	528	3,588	55,860	—		62,627
Accumulated:
Amortisation charges	(2,616)	(379)	—	(2,966)	—		(5,961)
Impairment charges	(35)	—	—	—	—		(35)

CARRYING VALUE AT 1 JANUARY 2018	—	149	3,588	52,894	—		56,631

Amortisation charges	—	(52)	—	(2,793)	—		(2,845)
Impairment charges	—	—	(2,624)	—	—		(2,624)
Capitalised development costs	—	—	1,273	—	—		1,273
Assets acquired	—	—	—	—	—		—

MOVEMENT 2018	—	(52)	(1,351)	(2,793)	—		(4,196)

At cost	2,651	528	4,861	55,860	—		63,900
Accumulated:
Amortisation charges	(2,616)	(431)	—	(5,759)	—		(8,806)
Impairment charges	(35)	—	(2,624)	—	—		(2,659)

CARRYING VALUE AT 31 DECEMBER 2018	—	97	2,237	50,101	—		52,435

Amortisation charges	—	(53)	—	(2,793)	—	(38)	(2,884)
Impairment charges	—	—	732	—	—	—	732
Capitalised development costs	—	—	1,335	—	—	—	1,335
Assets acquired	—	—	—	—	18,702	489	19,191

MOVEMENT 2019	—	(53)	2,067	(2,793)	18,702	451	18,374

At cost	2,651	528	6,196	55,860	18,702	489	84,426
Accumulated:
Amortisation charges	(2,616)	(484)	—	(8,552)	—	(38)	(11,690)
Impairment charges	(35)	—	(1,892)	—	—	—	(1,927)

CARRYING VALUE AT 31 DECEMBER 2019	—	44	4,304	47,308	18,702	451	70,809

In 2018, the Company started to modify the current product RUCONEST® for more convenient forms of administration for use by the patient. This will result in better variants of the existing product. One of these variants has been down-prioritised, as a result of better opportunities with another version. As a result, the Company had to eliminate the capitalised costs related to the previous variant using impairment of the amount held. This has led to an impairment charge of €1.9 million in 2019 which was set off against €2.6 million due to a reversal of impaired costs on the new variant project, reflected in the operating costs under research & development. A total amount of €1.3 million for the new variant prioritised version has been capitalised during 2019 and has been recognised as an internally-generated intangible asset as at 31 December 2019. Amortisation will start after completion and launch, which is expected to occur between two and four years from now, depending on the different form of administration finally approved for use.

In 2014, the Company acquired assets from Transgenic Rabbit Models SASU, for a total amount of €0.5 million, which was recognised as intangible assets related to development costs of two new product leads: alpha-glucosidase for Pompe disease and alpha-galactosidase for Fabry’s disease. The assets are recorded at historical cost, related to the development costs that Pharming avoids or saves by acquiring these assets. The development of these new product leads is expected to be completed within approximately 4 years.

The Company has capitalised development costs in the amount of €0.1 million in relation to RUCONEST® for HAE in the European Union. Following market launch of the product in 2010 the amortisation of the asset started, and no further development costs have been capitalised in respect to this item since then.

The re-acquired rights relate to the acquisition of all North American commercialisation rights from Valeant in 2016. For additional information, please refer to note 29.

Intangible assets that are not yet in use are tested annually, or more frequently if there are indications that a particular asset might be impaired. The fair value is determined using discounted cash flow projections for revenue to be expected from such assets based on financial plans approved by management. The period of calculation covers the period from the start of the year until expiration of the relevant patent. The weighted average cost of capital used to discount the cash flows for the time value of money is based on Company standards for applicable markets and assets and is currently 12.03% (and during 2019: 13.9%). This cost of capital is reviewed at least annually.

In August 2019, Pharming entered into a development collaboration and license agreement with Novartis to develop and commercialize leniolisib, a small molecule phosphoinositide 3-kinase delta (PI3Kd) inhibitor being developed by Novartis to treat patients with Activated Phosphoinositide 3-kinase Delta Syndrome (“APDS”). Under the agreement, the Company paid Novartis an upfront amount of €17.9 million ($20 million) for the program, with other smaller commitments to fund the remaining clinical development. The total amount paid in 2019 of €18.7 million has been capitalized. The balance of the committed development funding will also be capitalised, whereafter the program will be assessed according to Pharming’s normal criteria for capitalisation of development expenses for internally generated programs.

In December 2019, Pharming agreed to terminate its license agreement with SOBI with respect to 36 territories in eastern Europe, the former CIS and the Middle East and to transition the activities there in respect of RUCONEST® to Pharming. As this transaction had an effective date of January 1, 2020, it will be accounted for as a 2020 event and will appear in the financial statements for the first quarter of 2020.

12. PROPERTY, PLANT AND EQUIPMENT AND LEASES

12.1 PROPERTY, PLANT AND EQUIPMENT

Amounts in € ‘000	Land and land improvements	Operational facilities	Leasehold Improvement	Manufacturing equipment	Other	Asset under construction	Total
At cost	27	2,575	1,980	5,270	3,612	2,548	16,012
Accumulated depreciation	—	(1,976)	(1,969)	(1,875)	(1,958)	—	(7,778)

Carrying value at 1 January 2018	27	599	11	3,395	1,654	2,548	8,234

Investments	—	3,151	—	—	1,774	(2,429)	2,496
Divestments	—	—	—	—	—	—	—
Depreciation charges	—	(466)	(2)	(1,251)	(622)	—	(2,341)
Depreciation of disinvestment	—	—	—	—	—	—	—
Currency translation	—	—	1	—	12	—	13

Movement 2018	—	2,685	(1)	(1,251)	1,164	(2,429)	168

At cost	27	5,726	1,981	5,270	5,398	119	18,521
Accumulated depreciation	—	(2,442)	(1,971)	(3,126)	(2,580)	—	(10,119)

Carrying value at 31 December 2018	27	3,284	10	2,144	2,818	119	8,402

Investments	—	182	1	(6)	1,880	306	2,363
Internal transfer	—	—	—	—	(54)	(119)	(173)
Divestments*	—	(740)	—	—	(511)	—	(1,251)
Depreciation charges *	—	(515)	(1)	(465)	(1,057)	—	(2,038)
Depreciation of disinvestment	—	739	—	—	510	—	1,249

Amounts in € ‘000	Land and land improvements	Operational facilities	Leasehold Improvement	Manufacturing equipment	Other	Asset under construction	Total
Currency translation	—	—	—	—	2	(1)	1

Movement 2019	—	(334)	—	(471)	770	186	151

At cost	27	5,168	1,982	5,264	6,715	305	19,461
Accumulated depreciation	—	(2,218)	(1,972)	(3,591)	(3,127)	—	(10,908)

Carrying value at 31 December 2019	27	2,950	10	1,673	3,588	305	8,553

*	Some assets were written off after they were in fact disposed. This means disposal should be 103K higher and depreciation charges 103K lower. Nett effect is zero.

Depreciation charges on manufacturing equipment of €0.5 million in 2019 (2018: €1.3 million) have been charged to the value of inventories and an amount of €1.6 million of the total 2019 depreciation costs has been charged to the statement of income (2018: €1.1 million).

In 2019 the Company invested €2.4 million, mainly in operational facilities, research and development facilities and laboratory equipment.

12.2 Leases

This note provides information for leases where the Group is a lessee.

i.	Amounts recognised in the balance sheet

The balance sheet shows the following amounts relating to leases:

Amounts in € ‘000 Right-of-use-assets	Buildings	Cars	Total
At cost	—	—	—
Accumulated depreciation	—	—	—

Carrying value at 1 January 2018	—	—	—

Investments	—	—	—
Divestments	—	—	—
Depreciation charges	—	—	—
Depreciation of disinvestment	—	—	—

Movement 2018	—	—	—

At cost	—	—	—
Accumulated depreciation	—	—	—

Carrying value at 31 December 2018	—	—	—

Value right-of-use assets at 1 January 2019*	4,228	563	4,791

Investments	2,338	303	2,641
Divestments	—	—	—
Depreciation charges	(1,125)	(328)	(1,453)
Depreciation of disinvestment	—	—	—

Movement 2019	1,213	(25)	1,188

At cost	6,566	866	7,432

Accumulated depreciation	(1,125)	(328)	(1,453)

Carrying value at 31 December 2019	5,441	538	5,979

Amounts in € ‘000	31 December 2019	1 January 2019*
Lease liabilities
Current	1,946	1,704
Non-current	4,363	3,514

	6,309	5,218

*

In the previous year the group only recognised lease assets and lease liabilities in relation to leases that were classified as ‘finance leases” under IAS 17 Leases. The assets were presented in property, plant and equipment and the liabilities as part of the Group’s borrowings. For adjustments recognised on adoption of IFRS 16 on 1 January 2019, please refer to note 2.5.

The non-cancellable leases at 31 December 2019 have remaining terms of between one and ten years and generally include a clause to enable upward revision of the rental charge on an annual basis in accordance with prevailing market conditions.

Amounts recognised in the statement of income

The statement of income shows the following amounts relating to leases:

Amounts in € ‘000
right-of-use assets	2019	2018
Buildings	(1,125)	—
Cars	(328)	—

	(1,453)	—

Interest expense (see note 10)	(662)	—

ii.	Deferred Taxes

The Company does not apply IFRS 16 for Dutch tax purposes, in accordance with Dutch tax regulations. The balance on the deferred tax asset which relates to this feature is €0.04 million.

13.    INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD

As the investment in BioConnection BV (BioConnection) announced in April is significant and provides the Company with significant influence over BioConnection, it has been treated as an associate of the Group as at 31 December 2019. BioConnection has a share capital consisting solely of ordinary shares, which are held directly by a small group of shareholders. The proportion of ownership interest is the same as the proportion of voting rights held.

	Place of business	% of ownership interest		Nature of relationship	Measurement method	Carrying amount
Name of entity		2019	2018			2019	2018
BioConnection B.V.	Oss, Nl	43.85%	—	Associate	Equity	5,307	—
Movement during the year:
Recognition of financial guarantee			—			221	—
Amortization of financial guarantee			—			(20)	—

Balance at year end			—			5,508	—

BioConnection manufactures the sterile sealed vials of Pharming’s product Ruconest from the purified drug substance. BioConnection is a Dutch contract manufacturing organization which offers flexible state-of-the-art development and GMP-compliant manufacturing services for sterile drug products. BioConnection specializes in Fill and Finish techniques including freeze-drying, technology transfers, scale-up and validations. BioConnection offers complete drug product manufacture service packages based on tailor-made solutions and customer-oriented flexibility from its own FDA and EMA accredited facility in Oss in The Netherlands. This investment became effective on April 9, 2019.

In the Board of Management’s judgement, the investment in BioConnection constitutes an investment in an unconsolidated structured entity, as Pharming has significant influence but does not have control of BioConnection and is embargoed by a shareholders agreement between the shareholders of BioConnection from influencing any activity between the two parties which is in any significant way different from the relationship which existed between the two prior to the investment. In addition to its carrying value for the investment, Pharming’s risk is limited to the provision of a €3 million corporate guarantee in favour of ABN AMRO Bank in the unlikely event that BioConnection were to default on all its debts and its assets did not meet the outstanding liabilities owing to ABN AMRO Bank. In the opinion of the Board of Management, the fact that BioConnection is a growing profitable company which has met all its obligations as they fell due since inception makes the likelihood of this guarantee ever being used very small. The guarantee is accounted for under IFRS 9 and appears as financial guarantee liabilities in note 29 Other financial liabilities.

Long-term prepayments included, as at December 31, 2018, an amount of €2.0 million related to a manufacturing agreement with BioConnection. The amount represented three instalments, of €0.5 million each, plus prepaid batches, made to secure and guarantee sufficient future production capacity. These instalments and prepayments represented prepaid production costs of drug product batches. During 2019, this prepayment was instead settled as part of the acquisition of the stake in BioConnection.

14. RESTRICTED CASH, CASH AND CASH EQUIVALENTS

Amounts in € ‘000	2019	2018
Non-current restricted cash	2,268	1,204
Cash and cash equivalents	66,299	80,311

	68,567	81,515

Balance at 1 January	81,515	59,993
Exchange rate effects on cash	1,348	2,876

Increase (decrease)	(14,296)	18,646

Restricted cash represents the value of banker’s guarantees issued with respect to (potential) commitments towards third parties and a deposit issued in respect of lease cars of total US$1.1 million. As such, although temporarily restricted, the Company can access this cash if necessary. For purposes of the cash flow statement restricted cash is not considered as “cash and cash equivalents”.

15. INVENTORIES

Inventories include batches RUCONEST®, work in progress and skimmed milk available for production of RUCONEST®.

Amounts in € ‘000	2019	2018
Finished goods	10,320	15,949
Work in progress	1,843	661
Raw materials	2,304	705

Balance at 31 December	14,467	17,315

The inventory valuation at 31 December 2019 of €14.5 million is stated net of a provision of €0.4 million (2018: €0.4 million) to write inventories down to their net realisable value, and net of a provision for obsolescence of €0.4 million (2018: €1.5 million).

Changes in the adjustment to net realisable value:

Amounts in € ‘000	2019	2018
BALANCE AT 1 JANUARY	(435)	(336)
Reversal of (addition to) impairment for the year	(348)	(1,604)
Provision for study vials of product	(420)	—
Related to costs of product sales	723	1,455
Related to operating costs	56	50

Balance at 31 December	(424)	(435)

In 2019, the addition to the impairment of €0.8 million was based on adjusted forecasts for sales (2018: addition of €1.6 million). The changes related to the costs of product sales (€0.7 million in 2019 and €1.5 million in 2018) are the adjustments for sold vials which were valued at net realisable value. This amount decreased compared to prior year as a result of decreased sales levels to SOBI regions. The changes related to the operating costs represent the costs of vials used for investigational medicinal product drugs for clinical studies.

Cost of inventories included in the cost of product sales in 2019 amounted €21.4 million (2018: €22.2 million). The inventories at 31 December 2019 have expiration dates starting beyond 2021 and are all expected to be sold and/or used before expiration.

16. TRADE AND OTHER RECEIVABLES

Amounts in € ‘000	2019	2018
Trade receivables	21,427	15,335
Prepaid expenses	2,279	1,813
Value added tax	1,193	344
Other receivables	772	322
Taxes and social securities	66	—

BALANCE AT 31 DECEMBER	25,737	17,814

Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. The Company’s outstanding trade receivables are mainly related to the sales in the USA. The increase in trade receivables reflects the increase in sales.

The Company did not recognise any expected credit losses. Pharming has a limited number of customers with long term relationships, without a history of significant shortfalls.

The prepaid expenses increased in 2019 due to increased prepayments for future research and development activities and other fees.

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

17. SHAREHOLDERS’ EQUITY

The Company’s authorised share capital amounts to €8.0 million and is divided into 800,000,000 ordinary shares with a nominal value of €0.01 each. All 631,323,467 shares outstanding at 31 December 2019 have been fully paid-up. Other reserves include those reserves related to currency translation, share-based compensation expenses and other equity-settled transactions. Please refer to the Consolidated statement of changes in equity and to note 32. This note further describes the background of the main equity movements in 2019 and 2018.

Net result and accumulated deficit

Article 25.1 of the articles of association reads as follows: ‘the management board shall annually determine, subject to the approval of the Board of Supervisory Directors, the amount of the distributable profit – the surplus on the profit and loss account – to be reserved.’ The Board of Management has proposed to forward the net profit for the year 2019 to the accumulated deficit. Anticipating the adoption of the financial statements by the shareholders at the Annual General Meeting of shareholders, this proposal has already been reflected in the financial statements.

Share-based compensation

Share-based compensation within equity includes those transactions with third parties, the Board of Management and employees in which payment is based in shares or options, based on current or future performance. For 2019 these transactions were valued at €4.4 million and for 2018 at €3.9 million (see note 23).

Bonuses settled in shares

In 2019 the Company issued 6,225 shares with an aggregate value of €6,000 to various managers in lieu of bonuses. In 2018 a total of 1,624,897 shares were issued in lieu of bonuses of €1.3 million.

Warrants

In 2019 warrants representing a total of 240,000 shares were exercised in exchange for that number of shares. In relation to the exercises, the Company received €0.07 million in cash.

In 2018 warrants, representing a total of 14,802,056 shares, were exercised in exchange for an actual total of 11,122,269 shares. In relation to the exercises, the Company received €0.3 million in cash and recovered 3,679,787 shares through cashless exercise and settlement of warrants representing a total of that number of shares.

Options exercised

In 2019, options were exercised in exchange for a total of 7,913,912 shares. In 2018, options were exercised in exchange for a total of 26,993,172 shares.

Conversions of bonds

There were no conversions of bonds in 2019.

In 2018 a total of 2,746,476 shares were issued through conversions to redeem ordinary convertible bonds with a face value of €0.8 million. Derecognition prior to conversion of the fair values of the derivative financial liabilities recorded on issue resulted in adjustment in equity of €3.1 million.

Adjustment to share capital

There were no adjustments to the authorised share capital in 2019 and 2018.

Legal reserves

The legal reserves concern the currency translation differences of foreign investments and capitalised development expenses. Adjustments of the currency translation reserve reflect the effect of translating US operations denominated in US dollar since their functional currency is different from the reporting currency.

In 2019, a decrease of €0.04 million (2018: an increase of €0.3 million) took place due to the difference between the result of the foreign investments and the total exchange rate differences of the investment. We refer to note 2.3.

The legal reserves as of 31 December 2019 include an increase of €2.1 million (2018: €2.2 million) for capitalised development expenses.

18. LOANS AND BORROWINGS

Amounts in € ‘000	2019	2018
Loans	45,590	72,502
Convertible bonds	—	—

BALANCE AT 31 DECEMBER	45,590	72,502

- Current portion	45,590	35,235
- Non-current portion	—	37,267

Loans

In 2017, the Company entered into a debt facility with Orbimed Royalty Opportunities II, LP to raise US$100 million (€91.3 million at 2017 exchange rate).

Under the terms and conditions of this debt facility, the Lenders provided an amount of US$100 million secured senior debt funding against 48 months promissory notes with interest of the sum of (i) the Applicable Margin of 11% plus (ii) the greater of (x) One-Month LIBOR and (y) 1.00%. Quarterly repayment of the loan has been started in September 2018. The Company has the option to prepay the loan before its maturity date. As further consideration for the facility, the Lenders received a 4% warrant coverage (9,174,372 warrants) with a strike price of €0.455 representing the closing price of Pharming shares immediately prior to the closing date, plus a 2.5% commitment fee of the principal sum and an assignment fee on the maturity date of US$3.7 million. The warrants have been separated from the loan and recognised in equity. On repayment of the loan, the Company had to pay an exit fee of 5%.

The Company, and its subsidiaries, have pledged all tangible fixed assets, receivables, movable assets and intellectual property rights as security to the lenders. This security was released completely following the repayment of the loan in January 2020.

Recognition and movements of the Orbimed loan were as follows:

Amounts in €‘000	2019	2018
Carrying value at 1 January	72,502	80,725

Amortised costs (financial income and expenses)	11,255	14,281
Interest paid (cash flow)	(8,419)	(11,063)
Repayment and exit fee	(31,406)	(15,137)
Revaluation loan	1,658	3,696

Carrying value at 31 December	45,590	72,502

- Current portion	45,590	35,235
- Non-current portion	—	37,267

The amortised costs (effective interest) and the interest paid in 2019, both decreased compared to 2018 because total loan amount decreased after quarterly repayments have been started at Q3 2018.

Recognition and movements of the Ordinary convertible bonds due 2021 which were fully redeemed in 2018 were as follows:

Amounts in €‘000	2019	2018
Balance at 1 January	—	834

Amortised costs	—	19
Interest paid	—	—
Redemption	—	(457)
Conversion into shares	—	(396)

Balance at 31 December	—	—

- Current portion	—	—

- Non-current portion	—	—

Reconciliation of liabilities arising from financing activities:

	2018	Cashflows	Non - Cash changes					2019
			Acquisition	Interest Expense Accrued	Amortised costs	Foreign Exchange movement	Fair Value Changes
Loans and borrowings	72,502	(39,824)	—	—	11,254	—	1,658	45,590
Other financial liabilities	49,518	(17,634)	201	—	—	150	2,882	35,117
Lease Liabilities	427	(2,213)	7,432	663	—	—	—	6,309
Deritative financial liabilities	228	—	—	—	—	—	40	268

Total liabilities from financing activities	122,675	(59,671)	7,633	663	11,254	150	4,580	87,284

19. CONTRACT	LIABILITIES

In 2010, the Company entered into a distribution agreement for the European market (36 territories in eastern Europe, the former CIS and the Middle East) for RUCONEST® with SOBI, under which a €8.0 million payment was received in cash. The €8.0 million has been released to the statement of income, over time, in accordance with the remaining lifetime of the agreement following market approval for RUCONEST® in October 2010 and subsequent start of supplies. In December 2019, Pharming agreed to terminate its license agreement with SOBI and to transition the activities to Pharming, derecognising its contract liabilities and releasing €1.5 million of revenue, compared to €0.8 million in 2018.

In 2013, Pharming received an upfront payment of €1.1 million in cash from the China Shanghai Institute of Pharmaceutical Industry (CSIPI) with respect to a strategic collaboration in China for the development, manufacturing and commercialisation of new products at CSIPI, funded by CSIPI up to IND stage, based on the Pharming technology platform. In addition, Pharming has also granted CSIPI an exclusive license to commercialise RUCONEST® in China. In 2017 the last remaining €0.1 million was recognised as revenue from this agreement. In 2018 and 2019 therefore no further release was possible.

Amounts in € ‘000	2019	2018
Balance at 1 January	1,467	2,271

Revenues from contract liabilities	(1,467)	(804)

Balance at 31 December	—	1,467

- Current portion	—	800
- Non-current portion	—	667

20. LEASE	LIABILITIES

Lease liabilities can be specified as follows:

Amounts in € ‘000	2019	2018
Balance at 1 January	427	653

Initial application IFRS 16 lease liabilities	4,791	—

Balance at 1 January	5,218	653

New Leases	2,641
Interest expense accrued	663	55
Payments of lease liabilities	(2,213)	(281)

Balance at 31 December	6,309	427

- Current portion	1,946	263
- Non-current portion	4,363	164

Future minimum lease payments as at 31 December in 2019 and 2018 are as follows:

	2019		2018
Amounts in € ‘000	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	1,946	1,946	281	263
After one year but not more than five years	3,149	3,149	190	164
More than five years	1,214	1,214	—	—

Balance at 31 December	6,309	6,309	471	427

21. DERIVATIVE	FINANCIAL LIABILITIES

Derivative financial liabilities include conversion options embedded in warrants issued in relation to the issues of equity in 2013 and the taking out of loans in 2015 and 2016.

In 2019, in total 240,000 warrants were exercised, compared to the exercise of 14,802,056 warrants in total in 2018.

Movement of derivative financial liabilities for 2019 and 2018 can be summarised as follows:

Amounts in € ‘000	notes	2019	2018
Balance at 1 January		228	10,080

Initial recognition upon issue		—	—
Reclassification from equity		—	—
Fair value losses (gains) derivatives	8	209	495
Redemption cash settlement		—	(1,779)
Conversions into shares		(169)	(8,568)

Balance at 31 December		268	228

Fair value gains and losses on derivatives have been presented within financial income and expenses.

22. TRADE	AND OTHER PAYABLES

Amounts in € ‘000	2019	2018
Accounts payable	5,351	6,642
Taxes and social security	(209)	2,142
Deferred compensation due to related parties	—	718
Other payables and provisions	31,105	19,087

Balance at 31 December	36,247	28,589

The decrease in taxes and social security relates to taxes to be received in the US and Netherlands.

The increase in “Other payables and provisions” shown above includes:

•

an amount of €4.6 million for service fees due to Sanofi, relating to the one-off fees to be paid to Sanofi in respect of unused production time in 2018 and 2019 while source material supplies were very low, before validation of the new facility in 2020. The fees have been taken as service fees as they do not result in production of goods for sale. They have been recorded under general & administrative costs in the income statement. These fees, which are common in long-term manufacturing agreements, are not expected to be recurring now that the new facility is fully operational and the capacity for source material has been significantly increased.

•	a further €6.3 million due to higher government and other insurance plan rebate accruals as a consequence of the higher sales performance, almost entirely in the US market.

23. SHARE-BASED	COMPENSATION

The Company has a long-term incentive plan and two option plans in place: one for the Board of Management and one for employees (‘the option plans’). All these plans or arrangements are equity settled. The total expense recognised in 2019 for share-based payment plans amounts to €4.4 million (2018: €3.9 million).

Models and assumptions

The costs of option plans are measured by reference to the fair value of the options at the grant date of the option.

IFRS 2 describes a hierarchy of permitted valuation methods for share-based payment transactions. If possible, an entity should use market prices at measurement date to determine the fair value of its equity instruments. If market prices are unavailable, as is the case with Pharming’s option plans and long-term incentive plan, the entity shall estimate the fair value of the equity instruments granted. A valuation technique should be used to estimate the value or price of those equity instruments as it would have been at the measurement date in an arm’s length transaction between knowledgeable, willing parties.

The valuation technique shall be consistent with generally accepted valuation methodologies for pricing financial instruments and shall incorporate all factors and assumptions that knowledgeable market participants would consider in setting the price.

Whatever pricing model is selected, it should, as a minimum, take into account the following elements:

•	The exercise price of the option;

•	The expected time to maturity of the option;

•	The current price of the underlying shares;

•	The expected volatility of the share price;

•	The dividends expected on the shares;

•	The risk-free interest rate for the expected time to maturity of the option.

The six elements above are all incorporated in the Black-Scholes model used to determine the fair value of options. The exercise price of the option and the share price are known at grant date. Volatility is based on the historical end-of-month closing share prices over a period prior to the option grant date being equal to the expected option life, with a minimum of 3 years. It is assumed no dividend payments are expected.

For the long-term incentive plan, the following elements of Pharming and/or the peer group are included in order to determine the fair value of long-term incentive plan share awards, using Monte Carlo simulation:

•	Start and end date of performance period;

•	The grant date;

•	The share prices;

•	Exchange rates;

•	Expected volatilities;

•	Expected correlations;

•	Expected dividend yields;

•	Risk free interest rates.

Volatilities are based on the historical end-of-month closing share prices over the 3 years.

Correlations are based on 3 years of historical correlations based on end-of-month closing quotes, taking into account exchange rates. Expected dividend yields for peers and risk-free interest rates (depending on the currency) are obtained from Bloomberg.

Long Term Incentive Plan

At the AGM of 16 April 2008, a long-term incentive plan was approved with an effective date of 1 January 2008. Under the LTIP, restricted shares are granted conditionally each year with shares vesting based on the market condition in which the total shareholder return performance of the Pharming share is compared to the total shareholder return of a peer group of other European biotech companies.

The reference group for the 2017-2019 programmes consists of the following 26 companies:

Main location	Number	Company
Belgium	1	Galapagos
Denmark	4	Bavarian Nordic, Neurosearch, Veloxis Pharmaceuticals, Genmab
France	5	Cellectis, Eurobio Scientific, Hybrigenics, Innate Pharma, Transgene
Germany	4	Evotec, Medigene, Morphosys, Heidelberg Pharma
Italy	1	Newron Pharmaceuticals
Norway	1	Photocure
Sweden	1	Medivir
Switzerland	4	Addex Therapeutics, Basilea Pharmaceutica, Kuros Biosciences, Santhera Pharmaceuticals
United Kingdom	5	Allergy Therapeutics, GW Pharmaceuticals, ImmuPharma, Oxford Biomedica, Premier Veterinary Group
TOTAL excluding Pharming Group	26

The vesting schedule is as follows. Ranking in the top:

Achievement level	% of grant attained
5% of the index:	100%
5-10% of the index:	80% of maximum
10-20% of the index:	60% of maximum
20-30% of the index:	50% of maximum
30-50% of the index:	20% of maximum
Lower than 50% index:	0%

Upon a change of control, all remaining LTIP shares will vest automatically.

An overview of the maximum number of LTIP shares granted in 2016-2019 and in total as well as the fair value per share award is as follows:

Participant category	2016	2017	2018	2019	Total
Board of Supervisory Directors	—	725,000	125,000	205,000	1,055,000
Board of Management	—	1,498,263	296,351	457,857	2,252,471
Senior managers	80,000	1,290,000	967,500	2,000,000	4,337,500

Total	80,000	3,513,263	1,388,851	2,662,857	7,644,971

Fair value per share award (€)	0.079	0.407	0.671	0.345

The following table provides an overview of LTIP shares granted, forfeited or issued in 2017-2019 as well as the number of LTIP shares reserved at 31 December 2019:

Participant category	Granted	Forfeited	Not vested	Reserved at 31 December 2019
Board of Supervisory Directors	1,050,000	(220,000)	—	830,000
Board of Management	2,252,471	—	—	2,252,471
Senior managers	4,337,500	(100,000)	—	4,237,500

Total	7,639,971	(320,000)	—	7,319,971

The 2017 shares did vest at the end of the vesting period (31 December 2019) and a total of 100% of the granted LTIP shares were issued. LTIP shares reserved at 31 December 2019 relate to the 2018 and 2019 shares available for participants still in service at the end of 2019. The Company expensed amounts of €1.1 million in 2019 compared to €0.9 million in 2018.

Main characteristics of the option plans

The total number of shares with respect to which options may be granted pursuant to the option plans accumulated, shall be determined by Pharming, but shall not exceed 10% of all issued and outstanding shares of Pharming on a fully diluted basis. Shares transferred or to be transferred, upon exercise of options shall be applied to reduce the maximum number of shares reserved under the plans. Unexercised options can be re-used for granting of options under the option plans.

Pharming may grant options to a member of the Board of Management or an employee:

•	At the time of a performance review;

•	Only in relation to an individual: a date within the first month of his or her employment;

•	In case of an extraordinary achievement;

•	In case of a promotion to a new function within Pharming.

The option exercise price is the price of the Pharming shares on the stock exchange on the trading day prior to the date of grant or on the trading day prior to the meeting of the Board of Supervisory Directors during which it was resolved to grant options. Vested options can be exercised at any time within five years following the date of grant. Unexercised options shall be deemed lapsed and shall cease to exist automatically after five years. Exercise of options is subject to compliance with laws and regulations in the Netherlands. Exercise of options is including withholding taxes. Each option is equal to one share unless otherwise stated. Options are not applicable for early retirement.

Option plan Board of Management

Article 2.1 of the option plan for the Board of Management states: ‘the Board of Supervisory Directors may, at its sole discretion, (i) grant options to any member (ii) define the conditions attached to the options which need to be fulfilled before the options can be exercised (iii) determine the criteria for the granting of the options. The compensation committee of Pharming will propose (i) the criteria for the granting of options, (ii) whether the criteria for granting an option have been met by a potential participant and (iii) the number of options to be granted.

The options will, at all times, be granted under the condition that the granting of such options will be approved by the general meeting of shareholders of Pharming.

Article 4.4 of the option plan for the Board of Management reads as follows: ‘in case of the termination of the membership of a participant of the Board of Management, except for retirement and death, Pharming at its sole discretion is entitled to decide that the options of the participant shall lapse if the conditions set out in the option granting letter have not been fulfilled at the time of the termination of the membership of the Board of Management’. The Company in its sole discretion may decide to deviate from article 4.4.

At the AGM of 18 June 2014 two members of the Board of Management were granted a total of 19,200,000 options for the period 2014-2018 with annual vesting conditions for the period 2015-2019. The exercise price of the granted options for the first tranche of 2,400,000 options for Mr. S. de Vries and 1,440,000 options for Mr. B.M. Giannetti is €0.505. For the second tranche of 2,400,000 options for Mr. S. de Vries and 1,440,000 options for Mr. B.M. Giannetti is €0.341. For the third tranche of 2,400,000 options for Mr. S. de Vries and 1,440,000 options for Mr. B.M. Giannetti is €0.209. For the fourth tranche of 2,400,000 options for Mr. S. de Vries and 1,440,000 options for Mr. B.M. Giannetti is €0.335. For the fifth tranche of 2,400,000 options for Mr. S. de Vries and 1,440,000 options for Mr. B.M. Giannetti is €1.13. The Fair values of the options vary between €0.177 and €0.366.

At the AGM of 28 October 2015, one member of the Board of Management was granted a total of 1,000,000 options upon appointment with a strike price of €0.335 based on the 20-day VWAP prior to the EGM, immediate vesting and a life of five years from that date. At the AGM of 25 May 2016 one member of the Board of Management was granted a total of 4,000,000 options for the period 2016-2020 with annual vesting conditions for the period 2017-2020. The exercise price of the granted options for the first tranche of 1,000,000 options for Mr. R. Wright is €0.209, and €0.335 for the second tranche. The fair values of the options vary between €0.045 and €0.114 per option.

At the AGM of 22 May 2019 two members of the Board of management were granted a total of 4,400,000 options for the period 2019-2023. The options vest in 2020. The exercise price of the granted options is €0.805. The fair value of the options is €0.138.

Vesting of the next tranche of the granted options in 2016 and 2019 per individual member of the Board of Management was based on the requirement to be in service at 31 January 2019. For the options of S. de Vries (2,800,000 options valued at grant date for €0.4 million), B.M. Giannetti (1,600,000 options valued at grant date for €0.2 million) and R. Wright (4,000,000 options valued at grant date for €0.3 million), Pharming expensed a total amount of €0.6 million in 2019 (2018: €0.4 million).

Option plan employees

Article 2.1 of the option plan for employees’ states: ‘Pharming may grant options to any employee. The criteria for the granting of the options will be determined by the Board of Supervisory Directors of Pharming, at its sole discretion. The Board of Management will propose (i) whether the criteria for granting an option have been met by a potential participant and (ii) the number of options to be granted. Article 4.4 of the employee option plan deals with the vesting scheme of employee options and reads as follows: ‘in case of the termination of the employment of a participant, except for retirement and death, Pharming at its sole discretion is entitled to decide that the options of the participant shall lapse. The following schedule shall apply for the cancellation:

•	In the event of termination of employment within one year as of a date of grant, all options shall lapse;

•

In the event of termination of employment after the first year as of a date of grant, all options, less 1/4 of the number of options shall be lapsed. The number of options to be cancelled decreases for each month that the employment continued for more than one year as of that date of grant by 1/48 of the number of options granted of that date of grant.

In 2019, the Company granted 14,085,000 options to employees with a weighted average exercise price of €0.734; fair values for options granted in 2019 were in the range of €0.170 - €0.307.

In 2018, the Company granted 6,320,000 options to employees with a weighted average exercise price of €0.770; fair values for options granted in 2018 were in the range of €0.274 - €0.418.

An overview of activity in the number of options for the years 2019 and 2018 is as follows (please also refer to note 32 in respect of movements since the reporting date):

	2019		2018
	Number	Weighted Average Exercise Price (€)	Number	Weighted Average Exercise Price (€)
Balance at 1 January	34,320,956	0.532	54,901,629	0.408

Expired	(4,430,757)	1.022	(76,702)	0.071

Granted pre 2018			525,453	0.335

Exercised	(7,913,912)	0.344	(26,993,174)	0.291

Granted under plan for:
Board of Management	4,400,000	0.805	—

Employees	14,085,000	0.734	6,320,000	0.770

Forfeited under plan for:
Board of Management	—		—

Employees	(133,750)	0.712	(356,250)	0.320

Balance at 31 December	40,327,537	0.923	34,320,956	0.532

- Vested	12,797,424	0.401	16,614,702	0.302

- Unvested	27,680,113	0.719	17,706,254	0.757

In 2019 a total of 7,913,912 options have been exercised with an average exercise price of €0.344.

In 2018 a total of 26,993,172 options have been exercised with an average exercise price of €0.291.

All options outstanding at 31 December 2019 are exercisable with the exception of the unvested options granted to the Board of Management and employees still in service.

The 2019 share options for the Board of Management vest after one year under the condition the board members are still in service at vesting date.

For the employees, the vesting period and conditions are similar, except the annually vesting date, starting at 1 September 2015 with the first of four tranches. For employees’ subsequent sale of the shares is subject to the vesting conditions of the option. The weighted average remaining contractual life in years of the outstanding options at 31 December 2019 is 3.2 years (2018: 3.2 years).

Exercise prices of options outstanding at 31 December 2019 and the exercise values are in the following ranges:

	2019		2018
Exercise prices in €	Number	Exercise value in €’000	Number	Exercise value in €’000
0.063 - 0.25	4,737,500	990,138	6,578,837	1,374,867

0.25 - 0.50	9,187,537	3,100,143	14,757,996	4,994,403

0.50 – 0.75	13,202,500	9,624,623	824,121	416,181

0.75 – 2.50	13,350,000	11,323,600	12,160,002	11,465,600

Balance at 31 December	40,477,537	25,038,504	34,320,956	18,251,051

The following assumptions were used in the Black-Scholes model to determine the fair value of options at grant date:

	2019	2018
Expected time to maturity (employees)	1-4 years	1-4 years

Expected time to maturity (Board of Management)	0.7 year	1.3 years

Volatility (employees)	54-58%	53-58%

Volatility (Board of Management)	56%	—

Risk-free interest rate (employees)	-0.36-0.3%	-0.25-0.2%

Risk-free interest rate (Board of Management)	(0.25)%	—

The range of assumptions used in the Monte Carlo simulation to determine the fair value of long-term incentive plan share awards at the grant date were:

	2019	2018
Volatilities	56%	56%

Risk-free interest rates	-0.21%	-0.41%

Dividend yields	0.00%	0.00%

Share-based compensation	2019	2019
Board of Management options	557	395

Employee options	2,157	1,285

Long term incentive plan	1,735	1,501

Bonus shares	—	708

Balance at 31 December	4,449	3,889

The increase of Board of Management options expense in 2019 compared to 2018 results mainly from the expense from the new options granted by the shareholders in General Meeting in May 2019. The employee options expense also increased and reflects the increased fair value of the options granted in 2019 as also approved by the shareholders in General Meeting in May 2019.

Long-term incentive plan expenses increased due to a higher number of eligible employees.

In 2019, bonus shares were granted to certain high-performing employees for a total amount of €5,000.

24.	BOARD OF MANAGEMENT

Mr. S. de Vries (Chief Executive Officer), Mr. B.M. Giannetti (Chief Operations Officer) and Mr. R. Wright (Chief Financial Officer) have been members of the Board of Management for the entire year 2019.

The members of the Board of Management are statutory directors.

Remuneration

Compensation of the members of the Board of Management for 2019 and 2018 was as follows:

Amounts in € ‘000	Year	Base salary	Bonus (i)	Share-based payment (ii)	Post-employment benefits (iii)	Other (iv)	Total
S. de Vries	2019	507	310	487	72	32	1,408
	2018	490	428	325	81	32	1,356
B.M. Giannetti	2019	331	170	289	70	8	868
	2018	320	233	201	77	8	839
R. Wright	2019	317	149	114	23	—	603
	2018	306	148	167	34	—	655
Total	2019	1,155	629	890	165	40	2,879

	2018	1,116	809	693	192	40	2,850

(i)

Bonuses are related to the achievement of the corporate and personal objectives. Refer to the report of the Remuneration Committee for the review of the performance and the extent the goals have been met.

(ii)	Share-based payments are long term benefits and for 2019 relate to options of €0.6 million (2018: €0.4 million) and long-term incentive plan of €0.3 million (2018: €0.3 million).

(iii)	Post-employment benefits were in line with previous year.

(iv)	Includes car allowances.

Lease car reimbursements, insurance and social security contributions:

Amounts in € ‘000	Year	Lease reimbursements	Employer’s contributions to health, pension insurance and social security	Total
S. de Vries	2019	—	24	24
	2018	—	10	10
B.M. Giannetti	2019	20	28	48
	2018	20	7	27
R. Wright	2019	—	18	18
	2018	—	10	10

Total	2019	20	70	90
	2018	20	27	47

Shares

At 31 December 2019, the members of the Board of Management held the following numbers of shares:

Shares held	As at 31 December 2019
B.M. Giannetti S. de Vries R. Wright	2,240,684
6,306,628
402,947

Total	8,950,259

All shares held by members of the Board of Management are unrestricted.

Since 31 December 2018, all members of the Board of Management have increased their holdings during a regulated open period.

Options

The following table gives an overview of movements in number of option holdings of the individual members of the Board of Management in 2019 and 2018, the exercise prices and expiration dates:

	1 January 2018	Granted 2018-2019	Exercised 2018-2019	Forfeited/ Expired 2018-2019	31 December 2019	Exercise Price (€)	Expiration date
B.M. Giannetti
	1,625,000	—	(1,625,000)	—	—	0.09	14 May 2018
	7,200,000	—	(5,760,000)	(1,440,000)	—	0.341 - 1.130	17 June 2019
		1,600,000			1,600,000	0.805	20 Sept 2023

Total	8,825,000	1,600,000	(7,385,000)	(1,440,000)	1,600,000

S. de Vries
	2,500,000	—	(2,500,000)	—	—	0.09	14 May 2018
	12,000,000	—	(9,600,000)	(2,400,000)	—	1.130	17 June 2019
		2,800,000			2,800,000	0.805	20 Sept 2023

Total	14,500,000	2,800,000	(12,100,000)	(2,400,000)	2,800,000

R. Wright
	1,000,000	—	—	—	1,000,000	0.355	28 Oct 2020
	4,000,000	—	—	—	4,000,000	0.209 -1.130	25 May 2021

Total	5,000,000	—	—	—	5,000,000

In service: 31 December 2018	28,325,000	4,400,000	(19,485,000)	(3,840,000)	9,400,000

Long Term Incentive Plan

Amounts in € ‘000	Year	Granted	Settled	Forfeited	Not vested	Reserved at 31 December 2019
B.M. Giannetti	2019	131,331	—	—	—	131,331
	2018	85,005	—	—	—	25,000
	2017	429,762	—	—	—	125,000
	2016	314,955	(251,964)	—	(62,991)	—
	2015	217,450	(130,470)	—	(86,980)	—
S. de Vries	2019	201,050	—	—	—	201,050
	2018	130,131	—	—	—	130,131
	2017	657,902	—	—	—	657,902
	2016	482,151	(385,721)	—	(96,430)	—
	2015	332,884	(199,730)	—	(133,154)	—
R. Wright	2019	125,476	—	—	—	125,476
	2018	81,215	—	—	—	81,215
	2017	410,599	—	—	—	410,599
	2016	287,234	(229,787)	—	(57,447)	—
	2015	—	—	—	—	—

Total	2019	457,857	—	—	—	457,857

	2018	296,351	—	—	—	296,351
	2017	1,498,263	—	—	—	1,498,263
	2016	1,084,340	(867,472)	—	(216,868)	—
	2015	550,334	(330,200)	—	(220,134)	—

Loans or guarantees

During the year 2019, no loans or guarantees have been granted to members of the Board of Management. No loans or guarantees to members of the Board of Management were outstanding at 31 December 2019.

25. BOARD OF SUPERVISORY DIRECTORS

Remuneration

The remuneration is based on the position an individual has in the Board of Supervisory Directors (BOSD), the Audit Committee (AC) and the Remuneration Committee (RC). For both 2019 and 2018 the annual compensation is as follows:

BOSD:	chairman €50,000 and member €36,000;
Audit Committee:	chairman €9,000 and member €3,000; and
Remuneration committee:	chairman €6,000 and member €3,000.
Corporate Governance committee:	No additional remuneration at present.

An additional compensation of €1,000 per day is paid in case of extraordinary activities.

Compensation of the members of the Board of Supervisory Directors for 2019 and 2018 was as follows:

Amounts in € ‘000	Year	BOSD	AC	RC	Share-Based Payment	Total
P. Sekhri	2019	50			33	83
	2018	50	—	—	30	80
Ms D. Jorn *	2019	20	2	4	5	31
	2018	—	—	—	—	—
J. Blaak **	2019	—	—	—	—	—
	2018	18	—	2	18	38
J.H.L. Ernst	2019	36	3	3	26	68
	2018	36	3	3	26	68
J.B. Ward	2019	36		3	27	66
	2018	36	—	6	26	68
A. de Winter	2019	36	9		28	73
	2018	36	9	—	26	71
J. Egberts ***	2019	15	—	1	—	16
	2018	36	3	—	20	59

Total	2019	193	14	11	119	337
	2018	212	15	11	146	384

Ms Jorn was appointed on 22 May 2019

Mr Blaak retired from the board on 23 May 2018

Mr Egberts retired from the board on 22 May 2019

Shares, options and warrants

Members of the Board of Supervisory Directors do not participate in an option plan. In 2019, a total of 205,000 LTIP shares were granted at the Annual General Meeting held on 22 May 2019.

The following table gives an overview of movements in number of LTIP shares of the individual members of the Board of Supervisory Directors:

Amounts in € ‘000	Year	Granted	Settled	Forfeited	Not vested	Reserved at 31 December 2019
J.H.L. Ernst	2019	40,000	—	—	—	40,000
	2018	25,000	—	—	—	25,000
	2017	125,000	—	—	—	125,000
	2016	125,000	(100,000)	—	(25,000)	—
	2015	125,000	(75,000)	—	(50,000)	—
J. Blaak	2019	—	—	—	—	—
	2018	—	—	—	—	—
	2017	100,000	—	(100,000)	—	—
	2016	150,000	(120,000)	—	(30,000)	—
	2015	125,000	(75,000)	—	(50,000)	—
J.B. Ward	2019	35,000	—	—	—	35,000
	2018	25,000	—	—	—	25,000
	2017	125,000	—	—	—	125,000
	2016	125,000	(100,000)	—	(25,000)	—
	2015	125,000	(75,000)	—	(50,000)	—
A. de Winter	2019	40,000	—	—	—	40,000
	2018	25,000	—	—	—	25,000
	2017	125,000	—	—	—	125,000
	2016	125,000	(100,000)	—	(25,000)	—
	2015	125,000	(75,000)	—	(50,000)	—
P. Sekhri	2019	50,000	—	—	—	50,000
	2018	30,000	—	—	—	30,000
	2017	150,000	—	—	—	150,000
	2016	100,000	(80,000)	—	(20,000)	—
	2015	100,000	(60,000)	—	(40,000)	—
D. Jorn	2019	40,000	—	—	—	40,000
J. Egberts	2019	—	—	—	—	—
	2018	20,000	—	(20,000)	—	—
	2017	100,000	—	(100,000)	—	—
	2016	100,000	(80,000)	—	(20,000)	—
	2015	100,000	(60,000)	—	(40,000)	—

Total	2019	205,000	—	—	—	205,000
	2018	125,000	—	(20,000)	—	105,000
	2017	725,000	—	(200,000)	—	525,000
	2016	725,000	(580,000)	—	(145,000)	—
	2015	700,000	(420,000)	—	(280,000)	—

Shares

At 31 December 2019, the members of the Board of Supervisory Directors held the following numbers of shares:

Shares held	As at 31 December 2019
P. Sekhri	110,000

A. de Winter	150,000

J.B. Ward	250,000

J.H.L. Ernst	300,000

Ms D. Jorn	—

Total	810,000

All shares held by members of the Board of Supervisory Directors are unrestricted.

Loans or guarantees

During the year 2019, the Company has not granted loans or guarantees to any member of the Board of Supervisory Directors. No loans or guarantees to members of the Board of Supervisory Directors were outstanding at 31 December 2019.

26. WARRANTS

An overview of activity in the number of warrants for the years 2019 and 2018 is as follows:

		2019		2018
	Number	Weighted Average Exercise Price (€)	Number	Weighted Average Exercise Price (€)
Balance at 1 January	448,944	0.284	15,251,000	0.373

Issued	—	—	—	0.000

Exercised	(240,000)	0.284	(14,802,056)	0.376

Expired	—	—	—	—

Balance at 31 December	208,944	0.284	448,944	0.284

The weighted average of the remaining contractual life in years of the outstanding warrants at 31 December 2019 is 1.9 years.

In 2019 and 2018 no warrants were issued.

The number of outstanding warrants at 31 December 2019 consisted of:

Warrant prices in €	Number
0.135	—

0.284	208,944

0.455	—

Balance at 31 December 2019	208,944

In order to protect the warrant holders from the (potential) effects of dilution, both the number of warrants as well as their exercise prices can be adjusted in the event of issue of new shares or share rights (e.g. Warrants) for conditions more favourable than for existing warrant holders (e.g. Issue of new shares at a consideration below the existing exercise price); a number of transactions, such as the issue of options to members of the Board of Management and employees, are excluded from these adjustment clauses.

27. RELATED	PARTY TRANSACTIONS

Related parties’ disclosure relates mainly to key management compensation and to transactions with the associated company Bioconnection B.V.. Key management includes the members of the Board of Management and the Board of Supervisory Directors of Pharming.

Amounts in € ‘000	2019	2018
Salaries and other short-term employee benefits	2,132	2,250
Post-employment benefits	165	193
Share-based compensation	1,009	839

Total	3,306	3,282

Related party transactions with Bioconnection B.V. are in the ordinary course of that company’s fill & finish business and amounted to €2.2 million since the effective date of the investment of April 9, 2019. At 31 December 2019, the Company owed a balance of €0.1 million to Bioconnection for fill & finish services supplied. In addition, accrued expenses at the balance sheet date included €0.3 million in respect of batches of finished vials produced in 2019.

All direct transactions with members of the Board of Management and Board of Supervisory Directors have been disclosed in notes 24 and 25 of these financial statements. At 31 December 2019, the Company had a payable balance of a total amount of €nil (2018: €0.7 million) to members of the Board of Management and Board of Supervisory Directors.

28.     DEFERRED TAX

The significant components and annual movements of deferred income tax assets as of December 31, 2019 and January 1, 2019 , are as follows:

Amounts in € ‘000	Notes	2019	2018
Intangible fixed assets		12,514	11,822
Short term assets		—	907
Other financial assets	29	8,186	10,941
Accruals		3,217	786
Other		1,102	—
Tax losses		5,914	10,626

Total deferred tax assets		30,933	35,082

Amounts in € ‘000	Intangible fixed assets	Short term assets / liabilities	Other Financial liabilities	Accruals	Other	Tax losses	Total
At 1 January 2018	—	—	—	—	—	9,442	9,442
(Charged)/credited
- to profit or loss	11,822	907	10,941	746	—	1,138	25,554
- to other comprehensive income	—	—	—	40	—	46	86

At 31 December 2018	11,822	907	10,941	786	—	10,626	35,082

(Charged)/credited
- to profit or loss	692	(908)	(2,754)	2,426	1,102	(4,712)	(4,154)
- to other comprehensive income	—	—	—	5	—	—	5

At 31 December 2019	12.514	(1)	8.187	3.217	1.102	5.914	30.933

Based upon the Company’s latest budget for 2020 and its long-range forecasts for the three years thereafter, it is considered more likely than not that there will be sufficient taxable profits in the future to realise the deferred tax assets, and therefore these assets should continue to be recognised in these financial statements.

Deferred taxes relating to intangible fixed assets represent the tax effect on temporary difference between the tax base and the carrying amount of research and development intangibles, which were transferred within the Group. These deferred taxes will be realised through the amortisation of the intangible assets once in use within the fiscal unity.

Short term assets and liabilities represent deferred tax assets recognised for temporary differences between the carrying amount and tax bases of deferred license fees. These deferred taxes will be realised in the next three years.

Deferred taxes relating to other financial liabilities represent the tax effect on the temporary difference between the tax base and the carrying amount of contingent liabilities (see note 29).

Accruals represent deferred tax assets recognised for temporary differences between the carrying amount and tax bases of accrued liabilities.

The unused tax losses were mainly incurred by the Dutch fiscal unity and the French branch of Pharming Group N.V..

The calculation of the deferred tax asset is as shown below:

Amounts in € ‘000	2019	2018
Net Operating Losses - Netherlands
Net Operating Losses at year-end	21,926	47,727
Portion selected for deferred tax asset	21,926	47,727

Tax rates used:
2020/2019 : 25%	5,482	2,443
2021/2020 : 21.7%/22.55%	—	4,428
2022/2021 and later: 21.7%/20.5%	—	3,755

Total tax effect Netherlands	5,482	10,626

Net Operating Losses - France
Net Operating Losses at year-end ($ 11,824)	1,394	—
Portion selected for deferred tax asset	1,394	—

Tax rate used:
2019 and later: 31%	432	—

Total tax effect France	432	—

Tax effect Netherlands - losses deferred	5,482	10,626
Tax effect France - losses deferred	432	—

Total deferred tax asset	5,914	10,626

The losses carried forward mainly expire in the period 2021 – 2025, except for the losses recorded in the French branch which do not have a formal expiry date.

The current part of the net deferred tax assets is €18.4 million.

The component and annual movement of deferred income tax liabilities as of December 31, 2019 and January 1, 2019 , are as follows:

Amounts in € ‘000	2019	2018

Tangible fixed assets	(1,135)	—
Other liabilities	(1,208)	(87)

Total deferred tax liabilities	(2,343)	(87)

Amounts in € ‘000	Tangible fixed assets	Other liabilities	Total
At 1 January 2018
(Charged)/credited
- to profit or loss	—	(87)	(87)
- to other comprehensive income	—	—	—
At 31 December 2018	—	(87)	(87)
(Charged)/credited
- to profit or loss	(1,135)	(1,122)	(2,257)
- to other comprehensive income	—	1	1

At 31 December 2019	(1,135)	(1,208)	(2,343)

The balance of the net deferred tax asset/(liability) is therefore shown below:

Amounts in € ‘000	2019	2018
Total deferred tax assets	30,933	35,082
Total deferred tax liabilities	(2,343)	(87)

Total deferred tax liabilities	28.590	34.995

At the end of 2018, the Company entered into a normal tax loss refreshment program by selling a small part of its rights to its own Pompe & Fabry programs to a subsidiary outside the fiscal group in exchange for the services of that subsidiary, which will produce the source material for the protein replacement drugs in those programs. This transaction generated an arm’s-length taxable profit against which the oldest net operating losses were utilised in the 2018 income tax calculation which is currently under review. The rights generated an intangible asset which will be depreciated over the life of those programs, reducing taxable profits in the future by approximately the same amount. Based on discussions with the tax authorities and the normal nature of this program, and bearing in mind that the relevant tax authorities have not yet given their opinion on the structure, the Board of Management consider that the tax treatment is likely to be accepted by the tax authorities and that therefore this is not an uncertain tax treatment within the meaning of IFRIC 23 Uncertainty over Income Tax Treatments.

29.     OTHER FINANCIAL LIABILITIES, INCLUDING BUSINESS COMBINATIONS AND CONTINGENT CONSIDERATION

Other Financial Liabilities:

Amounts in € ‘000	2019	2018
Current
Contingent consideration	17,835	17,484
Total Current	17,835	17,484

Non-Current
Contingent consideration	17,081	32,034
Financial guarantee contracts	201	—
Total Non-Current	17,282	32,034

Total	35,117	49,518

In 2019, the Company agreed the termination of the existing license and the re-acquisition of the commercial rights to RUCONEST® in 36 territories from SOBI. As the effective date of this agreement is 1 January 2020, this transaction will be accounted for in the first quarter 2020. In the Notes to the 2019 Financial Statements, only the potential contingent commitment of €7.5 million to SOBI has been reflected.

In 2016 Pharming completed the acquisition of all North American commercialisation rights for its own product RUCONEST® from Valeant.

Pharming paid an upfront amount of US$60 million, and committed future payments up to a further US$65 million, based on achievement of certain sales milestones. After this acquisition, Pharming became responsible for selling RUCONEST® directly in the US.

The fair value of the contingent consideration, which is reflected in Other financial liabilities, is based on becoming due within two years. Accordingly, the Company has decreased the fair value of the contingent consideration from €49.5 million at year-end 2018 to €34.9 million at year-end 2019, by eliminating the payment of the first milestone of €17.8 million in February 2019 and by taking a charge to the income statement of €2.9 million (2018: €21.2 million). See also note 9. Over the course of 2019, as sales have continued to grow and to accelerate, the payment of the first milestone was made and the second milestone was achieved towards the end of the year. The Board of Management also believes that it is probable that the other sales milestones will be achieved within the coming years. The increased fair value of the contingent consideration reflects the increased probability of achieving those milestones.

30. COMMITMENTS	AND CONTINGENCIES

Material agreements

At the end of 2019 the Company had several agreements with third parties related to the manufacturing of RUCONEST and development of new products. In these agreements certain minimum volumes are committed. Total potential liabilities under these agreements are approximately €26 million (2018: €43 million), of which €17 million relates to 2020 and €9 million relates to 2021. All expenditures relate to the cost of goods.

Under the Novartis license agreement for Leniolisib dated August 2019, the Company is committed to contribute additional funding for the remaining clinical development through the current registration-enabling study up to the amount of €3.7 million. This is expected to be paid during 2020, although a small portion may be paid in 2021 depending on the rate of completion of the study. The agreement also provides for future milestone payments upon future achievement of certain approvals and sales levels.

In December 2019, Pharming agreed to terminate its license agreement with SOBI with respect to 36 territories in eastern Europe, the former CIS and the Middle East and to transition the activities there in respect of RUCONEST® to Pharming. As the agreement was executed in 2019, however, the amount due to SOBI in respect of this early termination and transition of €7.5 million in two tranches of €5.5 million (already paid in February 2020) and €2.0 million (due on completion of the transition) should be regarded as committed costs for 2020 as at the year end 2019.

31. FINANCIAL	RISK MANAGEMENT

General

Pharming is exposed to several financial risks: market risks (being currency risk and interest rate risk), credit risks and liquidity risks. The Board of Management is responsible for the management of currency, interest, credit and liquidity risks and as such ultimately responsible for decisions taken in this field.

Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern. This includes a regular review of cash flow forecasts and, if deemed appropriate, subsequent raising of funds through execution of equity and/or debt transactions. In doing so, the Board of Management’s strategy is to achieve a capital structure which takes into account the best interests of all stakeholders. Pharming’s capital structure includes cash and cash equivalents, debt and equity. Compared to last year there have been no significant changes in risk management policies.

Currency risk

This is the risk that the fair value of assets, liabilities and especially the future cash flows of financial instruments will fluctuate because of changes in foreign exchange rates. Pharming’s policy for the management of foreign currency risks is aimed at protecting the operating profit and positions held or recorded in foreign currencies, in particular of the United States dollar (US dollar). Certain payments and sales of RUCONEST® in the US are being and will be received in US dollar. Repayments and interest payments of the loans are made in US dollar. Some direct payments of US activities are carried in US dollar through the Dutch entities. At 31 December 2019 the Group’s cash and cash equivalents, including restricted cash, amounted to €68.6 million. This balance consists of cash assets denominated in euros for a total amount of €6.1 million and cash assets in US dollars for a total amount of US$70.1 million or €62.5 million (applying an exchange rate EUR/US$ at 31 December 2019 of 1.1214). The US dollar cash balance will be used for the commercialisation activities of the US organisation and to cover the operating costs of the activities in the EU and RoW.

The carrying value of the loan at 31 December 2019 was US$51.1 million or €45.6 million, although this has since been repaid. Next to the loan the Group has a contingent consideration of US$39.2 million (€34.9 million) as a liability on the balance sheet. The other assets and trade and other payables denominated in USD amounted in total respectively US$29.1 million (€25.9 million) and US$20.1 million (€17.9 million). We performed a sensitivity analysis by applying an adjustment to the spot rate at year-end. As the balance of the loan, the cash and cash equivalents, the contingent consideration and other assets and liabilities, denominated in US dollars, at year-end is US$11.2 million, a 10% strengthening or weakening of the euro versus US dollar would have an impact of €1.0 million on the Group’s gain (strengthening of the euro) or loss (weakening of the euro).

The facts that US sales are increasing, and that the repayment of the loan denominated in USD had started, mean that there is no natural hedge anymore between those amounts. The Company is making plans for the introduction of an integrated treasury policy involving non-speculative hedging instruments such as forward currency purchases and sales to enable this risk to be managed and contained.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Pharming’s interest rate risk policy is aimed at minimising the interest rate risks associated with the financing of the Company and thus at the same time optimising the net interest costs. This policy translates into a certain desired profile of fixed-interest and floating interest positions, including those generated by cash and cash equivalents and those paid on finance lease liabilities. The Company performed a sensitivity analysis in which the effect of a 1% interest increase, or 1% interest decrease on the carrying value of the financial instruments at year-end 2019 was measured. Pharming concluded that the total effect taking place on the carrying value of these items would be approximately €0.5 million. If interest rates begin to rise, then the Company could begin a policy of non-speculative interest rate hedges using ordinary commercial instruments designed for that purpose.

The issue of the Convertible Bonds due 2025 at a fixed interest rate of 3.00% p.a. replacing the Company’s previous debt facility has rendered this concern obsolescent. The interest on the vast majority of the Company’s financial instruments is now not variable with market interest rates, and the total effect of a 1% interest rate change taking place on the carrying value of the Company’s financial instruments at the reporting date would be less than €0.05 million. More information on the Convertible Bonds due 2025 can be found in note 33 below.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge obligations. Pharming manages credit risk exposure through the selection of financial institutions having a high credit rating, using credit rating reports issued by institutions such as Standard & Poor’s and Moody’s. The exposure to credit risk at 31 December 2019 is represented by the carrying amounts of cash and cash equivalents and trade and other receivables.

The carrying amounts of the cash and cash equivalents (including restricted cash) as at 31 December 2019 amounted to €68.6 million and was held through financial institutions with a BB+ to A rating or better from Standard & Poor’s, Baa3 to A1 ratings from Moody’s and BBB+ to A ratings from Fitch.

Trade and other receivables at 31 December 2019 amounted to €25.7million. As at the date of these financial statements, these amounts have largely been settled, including receipts in cash and receipt of goods and services in exchange of prepaid expense items. Based on the credit ratings of cash and cash equivalents (including restricted cash) as well as the position taken with respect to trade and other receivables, the Company considers that this risk is adequately managed.

Liquidity risk

The liquidity risk refers to the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Pharming’s objective is to maintain a minimum level and certain ratio of cash and cash equivalents (including short-term deposits). The strategy of the Company is to repay its obligations through generation of cash income from operating activities such as product sales and licensing agreements. In case such cash flows are insufficient, the Company relies on financing cash flows as provided through the issuance of shares or incurring financial liabilities. Note 3 of these financial statements more extensively describes the Company’s going concern assessment.

The following table presents the financial liabilities at year-end 2019, showing the remaining undiscounted contractual amounts due including nominal interest. Liabilities denominated in foreign currency have been converted at the exchange rate at 31 December 2019. Other financial liabilities comprise the contingent consideration provision for the expected future milestones due to Bausch Health as explained further in note 29, together with the fair value of financial guarantees provided to BioConnection as explained in note 13.

Maturity profile of financial liabilities:

Amounts in €’000	2020	2021	2022	2023	2024	Total	Prior year
Trade and other payables	36,247	—	—	—	—	36,247	28,589
Derivative financial liabilities	268	—	—	—	—	268	228
Loans and borrowings	49,601	—	—	—	—	49,601	90,230
Other financial liabilities	17,863	22,322	28	28	28	40,269	56,823
Lease Liabilities	3,084	2,602	1,778	1,551	1,200	10,215	443

Total	107,063	24,924	1,806	1,579	1,228	136,600	176,313

Fair value estimation

The Company uses the following hierarchy for determining the fair value of financial instruments measured at fair value:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices);

•	Level 3: Inputs for the asset or liability that are not based on observable market data or which are based on the probability of future events occurring (that is, unobservable inputs).

The following table presents the liabilities that are measured at fair value at year-end 2019 and 2018:

	2019		2018

Amounts in €’000	Level 3	Total	Level 3	Total
Derivative financial liabilities	268	268	228	228
Other financial liabilities*	35,117	35,117	49,518	49,518

Balance at 31 December	35,385	35,385	49,746	49,746

*	This amounts reflects the fair values of the contingent consideration and the financial guarantee contract with BioConnection

The derivative financial liabilities measured at fair value through profit or loss include warrants not publicly traded and for which no other observable inputs are available. Accordingly, the fair value of the warrants has been determined through the Black-Scholes model, applying the following parameters as at 31 December in each year:

	2019	2018
Expected time to maturity of warrants in issue	1.9 years	2.9 years
Volatility	58%	58%
Risk-free interest rate	-0.30%	-0.10%

As described in note 2.4 Significant accounting judgments and estimates, the Company has performed a sensitivity analysis which demonstrates the potential possible effects in the event that derivative financial liabilities are settled for shares at a fair value price different from the exercise value.

The following table includes carrying values and the estimated fair values of financial instruments:

Amounts in €’000	2019		2018

	Carrying value	Fair value	Carrying value	Fair value
Assets:
Cash and cash equivalents, including restricted cash	68,567	68,567	81,515	81,515
Trade and other receivables	25,737	25,737	17,814	17,814

Liabilities:
Loans and borrowings	45,590	45,590	72,502	72,502
Lease Liabilities	6,309	6,309	427	427
Other financial liabilities	35,117	35,117	49,518	49,518
Trade and other payables	36,247	36,247	28,589	28,589
Derivative financial liabilities	268	268	228	228

The above fair values of financial instruments are based on internal calculations with the exception of the warrant and conversion option in the derivative financial liabilities as calculated by an independent valuator. Cash and cash equivalents, trade and other receivables as well as trade and other payables are stated at carrying amount, which approximates the fair value in view of the short maturity of these instruments. The fair values of finance lease liabilities and loans and borrowings (both non-current and current portion) are based on arm’s length transactions.

The table sets out an analysis for each of the periods presented of the net position of Loans and borrowings, and Cash and cash equivalents, showing the remaining undiscounted contractual amounts due including nominal interest.

Amounts in €’000	2019	2018
Cash and cash equivalents	66,299	80,311
Loans and borrowings - repayable within one year	(49,601)	(39,034)
Loans and borrowings - repayable after one year	—	(51,196)

Total	16,698	(9,919)

Cash and cash equivalents	66,299	80,311
Gross debt - fixed interest rates	(49,601)	(90,230)
Gross debt - variable interest rates	—	—

Total	16,698	(9,919)

Reconciliation of liabilities arising from financing activities:

	2018	Cashflows	Non - Cash changes					2019
			Acquisition	Interest Expense Accrued	Amortised costs	Foreign Exchange movement	Fair Value Changes
Loans and borrowings	72,502	(39,824)	—	—	11,254	—	1,658	45,590

Other financial liabilities	49,518	(17,634)	201	—	—	150	2,882	35,117

Lease Liabilities	427	(2,213)	7,432	663	—	—	—	6,309

Deritative financial liabilities	228	—	—	—	—	—	40	268

Total liabilities from financing activities	122,675	(59,671)	7,633	663	11,254	150	4,580	87,284

32.	EARNINGS PER SHARE AND FULLY-DILUTED SHARES

Basic earnings per share is calculated based on the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding including the dilutive effect of shares to be issued in the future under certain arrangements such as option plans and warrants issued. For 2019 and 2018, the basic and fully diluted profit (loss) per share is:

	2019	2018
Net profit (loss) attributable to equity owners of the parent (in €’000)	36,195	24,993
Weighted average shares outstanding	626,315,013	606,618,117
Basic profit (loss) per share (in €)	0.058	0.041
Weighted average fully-diluted shares outstanding	673,519,995	653,527,702
Fully-diluted profit per share (in €)	0.054	0.038

Fully-diluted shares

The composition of the number of shares and share rights outstanding as well as authorised share capital as per 31 December 2019 and the date of these financial statements is provided in the following table.

Movements of shares and other instruments between 31 December 2019 and 14 October 2020 are shown in the table below:

	31 December 2019	Shares issued	Shares reserved	14 October 2020
Shares	631,323,467	6,785,902		638,109,369
Warrants	208,944			208,944
Options	40,327,537	10,118,451		50,445,988
Convertible bonds	—		62,412,622	62,412,622
LTIP	7,644,971	(2,493,263)		5,151,708

Issued	679,504,919	14,411,090	62,412,622	756,328,631

Available for issue	120,495,081	65,588,910	62,412,622	123,671,369

Authorised share capital	800,000,000	80,000,000	—	880,000,000

33.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements, which the Group intends to adopt, if applicable, when they become effective, are disclosed below.

•	Amendments to IFRS 3: Definition of a Business, effective 1 January 2020

•	Amendments to IAS 1 and IAS 8: Definition of Material, effective 1 January 2020

•	Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), effective 1 January 2020

•	Amendments to References to the Conceptual Framework in IFRS Standards, effective 1 January 2020

•	Covid-19-Related Rent Concessions (Amendment to IFRS 16), effective 1 June 2020

•	Amendments to IFRS 3 Business combinations – References to the conceptual framework, effective 1 January 2022

•	Annual Improvements to IFRS Standards 2018–2020, effective 1 January 2022

•	Amendments to IAS 16 Property, plant and equipment – Proceeds before intended use, effective 1 January 2022

•	Amendments to IAS 37 Provisions, contingent liabilities and contingent assets – onerous contracts—cost of fulfilling a contract, effective 1 January 2022

•	Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, effective 1 January 2023

The changes to those standards are not expected to have a material impact on the Company’s financial statements.

34.	EVENTS AFTER THE REPORTING YEAR

•	In January 2020, the Company paid back and extinguished the loan from Orbimed completely with a settlement payment of $55.6 million (€49.6 million).

•

Also in January 2020, the Company offered €125 million of 5-year convertible bonds. The bonds were more than three times oversubscribed in a bookbuilding exercise conducted by J.P. Morgan, the Company’s sole bookrunner, and the offer closed within a few hours. The Bonds were offered via an accelerated book building process through a private placement only to institutional investors outside the United States of America, Australia, South Africa and Japan. The net proceeds of the issue of the Bonds were used to redeem the balance of approximately US$ 56 million of the loan with Orbimed Advisors in full, thereby reducing the Company’s financing costs from 13% to 3% and extending its debt maturity through the period to anticipated approval of most of the Company’s existing pipeline. The balance of the net proceeds will also be used to support capital expenditure in relation to the expansion of the commercialisation and manufacturing infrastructure of the Company and also serve as funding for the launch of Pharming’s recently acquired leniolisib product, as well as for additional acquisitions/in-licensing opportunities.

The Bonds were issued at par and carry a coupon of 3.00% per annum payable semi-annually in arrears in equal instalments. Unless previously converted, redeemed or purchased and cancelled, the Bonds will be redeemed at par on 21 January 2025. The Bonds will be convertible into ordinary shares of the Company with an initial conversion price of €2.0028, which represented a premium of 40% above the volume weighted average price (VWAP) of an ordinary Pharming share on Euronext Amsterdam between opening of trading on the launch date and the pricing of the Bonds (which was €1.4306). This initial conversion price may be subject to customary adjustment provisions as set out in the terms and conditions of the Bonds. The number of ordinary shares initially underlying the Bonds is 62,412,622, representing 9.9% of the Company’s current issued share capital.

The low (and non-market-variable) financing (fixed interest of 3%) cost of these bonds and the availability of market instruments (e.g. Future re-issuance of the bonds) to reduce the number of shares needed to back the bonds as the share price rises meant that this was by far the lowest cost and lowest impact method of re-financing the more expensive loan facility and providing additional capital without recourse to diluting shareholders unless the share price well exceeds €2.00 per share.

These bonds are listed on the Frankfurt Exchange (Börse Frankfurt: PHARMING GRP 20/25 CV).

•

Also in January 2020, the Company’s second facility for producing enriched milk source material was validated and approved for production release of product for commercial sale in the European Union by the European Medicines Agency. Later, in March 2020, the same facility also received the US Food and Drug Administration’s (FDA) approval of Pharming’s Prior Approval Supplement to add the new Netherlands production facility’s manufacture of starting material to the US Biologics License Application (BLA) to support its lead product, RUCONEST® and enable the commercial sale of output derived from the facility in the USA as well.

•

In January 2020, the Company also made the first payment of €5.5 million to SOBI for the termination of its license with SOBI and the re-acquired rights. The remaining € 2.0 million was paid in July, following completion of the transition of aspects of the RUCONEST ® business in the former SOBI territories. For more information, please see Note 30.

•

In February 2020, Pharming paid the second milestone due to Bausch Health Companies Inc. (formerly Valeant Pharmaceuticals International, Inc.) of €17.8 million (US$20 million). This payment became due when cumulative net sales in the USA reached a certain undisclosed threshold level. Up to a total of an additional €22.3 million ($25 million) for the final milestone may be due in future years if cumulative net sales in any one year reaches additional specific undisclosed higher levels.

•

Since the start of 2020, the effects of the outbreak of the coronavirus COVID-19 have been increasing in severity and their potential consequences for the business. Pharming has taken strict measures to safeguard the welfare of its staff and its animals as well as the security of supply for all patients using its drugs. At this stage, the impact on our business and financial performance is limited. We will continue to follow the national authorities’ policies and advice and in parallel will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our staff, animals and patients. We also refer to the ‘Going concern assessment and effects of COVID-19’ section in note 3.

•

In March, Pharming Group Shares were included in the Euronext Amsterdam MidKap Index (AMX). On entry into the AMX, Pharming became one of the smaller index members. Composition of the AMX is reviewed quarterly by Euronext. Eligibility for entry into any Amsterdam index is evaluated by criteria relating to the price of the share and to ratios such as free float/market capitalisation and free float/velocity. Based on these evaluations, Euronext can rank companies by size into one of the three main indices of the Amsterdam Stock Exchange. Membership of each index has consequences in terms of which investors can purchase and hold Pharming stock, and some investors are required to invest only in index member companies.

•

On 11 March 2020, the Company announced Chief Financial Officer (CFO), Robin Wright, would not put himself up for re-election as a member of the Board of Management and therefore as CFO at the General Meeting of Shareholders. As a result, Robin Wright’s term with Pharming ended on 20 May 2020. The search for a new CFO is well underway.

•

On 21 April 2020, the Company reported encouraging results from a study of five patients with confirmed COVID-19 (SARS-CoV-2) infections hospitalised with related severe pneumonia that were treated with RUCONEST® under a compassionate use programme at the University Hospital of Basel, Switzerland. Following these encouraging results, a multinational, randomised, controlled investigator-initiated study, led by Dr Michael Osthoff from the University Hospital of Basel, was designed.

•

On 30 April 2020, the Company announced that the European Commission had approved an extension in the indication of RUCONEST®’s Marketing Authorisation to include the treatment of acute hereditary angioedema (HAE) attacks in children (aged 2-13). In the EU, RUCONEST® has been approved for the treatment of acute HAE attacks in adults since 2010 and in adolescents since 2016.

•

On 20 May 2020, the Company announced the nomination of Barbara Yanni and Mark Pyktett to the Board of Supervisory Directors. An Extraordinary General Meeting of Shareholders (EGM) is expected to convene in Q4 2020 for their official appointments. Until that time, both Barbara and Mark will hold observational roles.

•

On 10 August, the Company announced the enrolment of the first patient in a randomized, controlled, investigator-initiated clinical trial in up to 150 patients for the treatment with RUCONEST® (recombinant human C1 inhibitor) of patients with confirmed COVID-19 (SARS-CoV-2) infections hospitalised with related severe pneumonia at the University Hospital Basel in Basel, Switzerland, the study is recruiting in several other Swiss centers and is planned to be extended to include a center in Brazil and in Mexico.

•

On 17 August, the Company announced the publication of data in the peer-reviewed journal, Frontiers in Immunology, from a compassionate use programme of five patients with confirmed COVID-19 (SARS-CoV-2) infections hospitalised with related severe pneumonia that were treated with RUCONEST® (recombinant human C1 inhibitor, conestat alfa) at the University Hospital Basel, Switzerland. This publication is available on the Company’s website.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Subject to certain exceptions, our articles of association provide for indemnification of our current and former directors (and other current and former officers and employees as designated by our board of directors). No indemnification shall be given to an indemnified person:

(a)

if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);

(b)

to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

(c)

in relation to proceedings brought by such indemnified person against the company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to our articles of association, pursuant to an agreement between such indemnified person and the company which has been approved by the board of directors or pursuant to insurance taken out by the company for the benefit of such indemnified person; and

(d)	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the company’s prior consent.

Under our articles of association, our board of directors may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.

Item 7.	Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued by us since January 1, 2017. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

On                     , we issued              ordinary shares to             , for an aggregate price of             .

From January 1, 2017 through September 1, 2020, we have issued an aggregate of              options to purchase ordinary shares under our equity incentive plans. Of these options:

•	options to purchase ordinary shares have been canceled without being exercised;

•	options to purchase ordinary shares have been exercised at a weighted average exercise price of per share; and

•	options to purchase a total of ordinary shares are currently outstanding, at a weighted average exercise price of per share.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (1) under Section 4(a)(2) of the Securities Act in that the transactions did not involve any public offering within the meaning of Section 4(a)(2), (2) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (3) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8.	Exhibits and Financial Statement Schedules

Exhibits

The exhibits to this registration statement are listed in the exhibit index attached hereto and are incorporated by reference herein.

Financial Statement Schedules

None. All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements and notes thereto.

Item 9.	Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)

That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(6)

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1*	Amended and Restated Articles of Association of Pharming Group N.V. (English translation)

3.2*	Board Rules of Pharming Group N.V.

4.1*	Form of Deposit Agreement

4.2*	Form of American Depositary Receipt (included in exhibit 4.1)

5.1*	Opinion of NautaDutilh N.V.

10.1*	Revised Stock Option Plan for Employees

10.2*	Long Term Incentive Plan

10.5†+*	License Agreement, by and between the registrant and Novartis International Pharmaceutical AG, dated August 12, 2019

10.8*	Form of Indemnity Agreement between the registrant and its directors

10.9*	Form of Indemnity Agreement between the registrant and its executive officers

16.1*	Letter from PricewaterhouseCoopers Accountants N.V.

21.1*	Subsidiaries of the registrant

23.1*	Consent of Deloitte Accountants B.V., the registrant’s independent registered public accounting firm

23.2*	Consent of PricewaterhouseCoopers Accountants N.V., the registrant’s independent registered public accounting firm for the year ended December 31, 2018.

23.3*	Consent of NautaDutilh N.V. (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page to this registration statement)

†

Portions of this exhibit (indicated by asterisks) have been omitted because the registrant has determined they are not material and would likely cause competitive harm to the registrant if publicly disclosed.

+

Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the SEC.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, the Netherlands, on                  , 2020.

PHARMING GROUP N.V.

By:
Name:	Sijmen de Vries, MD MBA
Title:	Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Sijmen de Vries, M.D. MBA and Bruno M.L. Giannetti, M.D. Ph.D. and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto,

(2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Sijmen de Vries, MD MBA	Chief Executive Officer (Principal Executive Officer)	, 2020

Bruno M.L. Giannetti, MD PhD	Chief Medical Officer	, 2020

Paul Sekhri	Supervisory Director	, 2020

Juergen H.L. Ernst	Supervisory Director	, 2020

J. Barrie Ward	Supervisory Director	, 2020

Deborah Jorn	Supervisory Director	, 2020

Aad de Winter	Supervisory Director	, 2020

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant has signed this registration statement or amendment thereto on                , 2020.

PHARMING HEALTHCARE INC.

By:
Name:
Title:	Authorized Representative in the United States